
11005173

2010
ANNUAL REPORT

Delek
US

OPPORTUNITY IS DOWNSTREAM

Refining | Marketing | Retail

DELEK TODAY

Founded in 2001, Delek US Holdings, Inc. (NYSE: DK) is a diversified "downstream" energy business focused on petroleum refining, wholesale distribution of refined products and retail marketing. Delek US consists of three wholly owned business segments: refining, retail and marketing.



GEOGRAPHIC FOOTPRINT

OUR BUSINESS SEGMENTS


60K
BARRELS
PER
DAY


412
LOCATIONS


STABLE
LOGISTICS
BUSINESS

Refining

The refining segment owns and operates a 60,000 barrel per day ("BPD") high conversion, moderate complexity, refinery located in Tyler, Texas. As the only refinery within a 100-mile radius, the vast majority of refined product produced at Tyler is sold into the local market, making it one of the premier "niche" refining assets in the United States.

Delek US also owns a minority interest in Lion Oil, an 80,000 BPD, 9.0 complexity refinery located in El Dorado, Arkansas, as well as the logistics assets associated with Lion Oil. As of year-end, the Company's ownership in Lion Oil was 34.6 percent.

Retail

The retail segment markets gasoline, diesel and other refined petroleum products and convenience merchandise through a network of company-operated retail fuel and convenience stores located throughout the southeastern United States. With more than 400 company-operated retail locations at year-end, Delek US is one of the largest independent fuel and convenience store operators in the country. The Company currently owns the real estate of more than half of the locations it operates.

Marketing

The marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party-operated terminals. This segment serves as the "logistics arm" of Delek US Holdings.

"As the year progressed, a gradual recovery in both end-market demand and refined product margins became increasingly evident..."

Ezra Uzi Yemin
President & Chief Executive Officer



FELLOW SHAREHOLDERS

In our last annual report, market conditions in the downstream energy markets were under duress, as a bruised U.S. economy struggled to emerge from the longest, most severe recession in nearly 75 years.

Between late 2007 and mid-2009, a conflagration of recessionary headwinds combined to depress demand for refined products and with it, industry profitability. However, during 2010, a nascent economic recovery began to gather momentum, helping to spur demand for refined products and with it, more optimistic prospects for our business and our industry.

Despite an improved macroeconomic backdrop, we faced our share of challenges during the past year, as pronounced weakness in the Company's

FINANCIAL HIGHLIGHTS

As Percent of Total Contribution Margin

- **REFINING CONTRIBUTION MARGIN** as a Percent of Total Contribution Margin [2]
- **NON-REFINING CONTRIBUTION MARGIN** (Retail + Marketing) as a Percent of Total Contribution Margin [1, 2]


47%
53%
2008
61%
39%
2009
40%
60%
2010

[1] Operating results for 2008 have been restated to reflect the reclassification of the retail segment's nine remaining Virginia stores back to normal operations.
[2] Total contribution margin excludes "corporate and other" contribution margin.

Average Retail Fuel Gallon Sales Per Store [3]

IN THOUSANDS OF GALLONS


1,000
800
600
400
200
0
989.5
08
09
10

Average Merchandise Sales Per Store [3]

IN THOUSANDS OF DOLLARS


$1,000
$800
$600
$400
$200
0
$897.4
08
09
10

[3] Calculated using the average number of stores during the period

refining segment overshadowed what was an otherwise good year in our retail and wholesale marketing segments.

During the first half of 2010, Gulf Coast refining economics remained under pressure, leading to weaker results at our Tyler refinery. However, as the year progressed, a gradual recovery in both end-market demand and refined product margins became increasingly evident, culminating in a substantial increase in our fourth-quarter refining segment contribution margin, when compared to the prior-year period.

In summary, though our full-year performance fell below our expectations, market conditions improved markedly as the year progressed, giving rise to increased optimism as we look ahead to 2011.

As the U.S. economy transitions from a period of prolonged contraction into a new, expansionary phase, Delek US hopes to be a key beneficiary of the cyclical recovery currently underway. Our diversified business model positions us to participate at each level of the downstream supply chain, from the production of refined products, to the wholesale marketing and retail distribution of high-value specialty fuels.

From a strategic perspective, we continue to own and operate assets in niche, geographically advantaged markets where we can maintain a leading competitive foothold. In an improving demand scenario, we believe we have the assets and resources necessary to create significant long-term value for our shareholders, all while managing the business with an emphasis on prudent expense management, operational execution and balance sheet discipline.

A Diversified, Downstream Business Model

The past year was a study in contrasts that highlighted the advantages of our diversified business model.

Under the leadership of a new management team that joined Delek US during late 2009, our retail segment generated solid results throughout 2010, driven by strong same-store sales of both fuel (gallons) and merchandise, as well as strong retail fuel margins. In our marketing segment, we benefited from a resurgence in wholesale product

IMPROVED ACCESS TO LIQUIDITY



During 2010, we secured significant long-term financing for our refining and retail segments. Our refining segment secured a new four-year, $300 million asset-backed revolving credit facility which will help finance working capital requirements related to our crude purchasing at the Tyler refinery. In addition, our retail segment entered into a five-year, $200 million revolving credit facility which will provide us with a significant degree of financial flexibility to accommodate new store construction, store reimaging and strategic acquisitions. Between these two financing agreements, Delek US has obtained the financial resources necessary to drive strategic growth in the years ahead.

COMPLETED MAJOR CAPITAL PROJECTS



Historically, capital spending in the refining segment has comprised 65 to 90 percent of our total annual capital budget. Between 2006 and 2010, we invested more than $400 million in the Tyler refinery in order to complete a combination of regulatory and discretionary capital projects. With the bulk of these projects now behind us, we believe capital requirements for the refining segment will decline significantly in 2011.

demand in west Texas, as well as from efforts to expand our distribution of specialty products into new micro-markets. Although the performance of our refining segment was adversely impacted by weak production economics earlier in the year, Gulf Coast refining economics improved well above prior-year levels during the second half of the year, supported by an elevated distillate crack.

On the financing front, 2010 was a very successful year for our Company.

During the first quarter, our refining subsidiary entered into a new four-year, $300 million asset-backed revolving credit facility. The facility, which is equipped with a $300 million accordion feature, permits an increase in borrowings of up to $600 million, subject to additional lender commitments. Importantly, this facility ensures increased, long-term access to working capital required for the purchase of feed stocks at our Tyler refinery.

In December, our retail subsidiary entered into a five-year, $200 million revolving credit facility that extended and increased an existing revolver, while extinguishing an associated term loan. This facility will provide us with the access to capital required to accommodate new store construction, store reimaging and potential acquisitions, as they may arise.

Collectively, these financings, as well as our renewal and extension of maturities on existing promissory notes with various lenders, have equipped us with a significant degree of financial flexibility to pursue strategic expansion in the years ahead.

Refining Overview

THE PATH TOWARD CYCLICAL RECOVERY

During 2010, the U.S. refining complex experienced a cyclical recovery characterized by range-bound crude oil prices, improved production economics and increased demand for refined products.

For most of the year, crude oil prices were range-bound between $75/bbl and $90/bbl, a factor that helped to support relatively stable retail fuel prices during 2010. An interesting trend reversal in crude price differentials occurred during the year, as the average price differential between traditionally more expensive light/sweet crudes and less expensive heavy/sour crudes widened for the first time since the 2005-2006 timeframe. Widening crude differentials should position more complex refiners to process a wider range of potentially cost advantaged crudes, a net benefit for refining margins.

On average, the benchmark Gulf Coast 5-3-2 crack spread increased more than 13 percent in 2010 versus the prior-year period, the first such year-over-year increase since the 2006-2007 timeframe. For most of the year, higher distillate margins served as the primary support for improved production economics. Although the year started slowly, the benchmark Gulf Coast 5-3-2 crack spread increased above prior-year levels during the second, third and fourth quarters of 2010, a trend which many are hopeful will continue into 2011.

U.S. refiners increased operating rates during the past year in response to improved product demand and more favorable refining economics. Capacity utilization averaged approximately 85 percent during 2010, which, though below the five-year trailing average, was a marked improvement from the 83 percent registered in 2009. Looking back over the past decade, the 2009-2010 timeframe marked the first time industry utilization has posted a year-over-year increase since the 2003-2004 timeframe, according to the U.S. Department of Energy. If 2009 marked a multi-year trough in industry utilization, 2010 may have marked a possible inflection point indicative of higher industry utilization rates in the year ahead. Nonetheless, the refining industry continues to operate in a disciplined manner in order to maintain supply-demand equilibrium.

The past year was a challenging period for our refining segment, as our full-year refining contribution margin declined below 2009 levels. Despite weaker results in this area of our business, market conditions improved dramatically as we transitioned into the second half of the year, as both sales volumes and refined product margins at the Tyler refinery increased substantially above prior-year levels during the fourth quarter of 2010.

In retrospect, the past year exemplified the fact that, given decent refining economics and operational reliability, Tyler is capable of performing as a top-quartile refining asset. We believe our recent efforts to enhance process safety training and increase preventive maintenance will enable our refining system to generate higher returns in the years ahead.

The refining industry is widely recognized as a capital-intensive business, one in which periodic, sizeable investment is required to operate assets in a safe and efficient manner. During the past five years, the Tyler refinery has required substantial investment, due in large part to federal mandates requiring that U.S. refiners adhere to more environmentally friendly production standards. With much of the required regulatory investments now behind us, we anticipate capital spending in the refining segment will decline substantially in 2011.

Retail Overview

RETURN OF THE U.S. CONSUMER

Market conditions in the U.S. convenience store industry improved during the past year, as a stabilizing economic picture gave rise to a modest recovery in consumer travel and discretionary spending.

More affordable, less volatile fuel prices at the pump were a key factor that led vehicle miles driven in the United States to increase above year-ago levels for most of 2010, a net-positive for fuel retailers. On the merchandise front, U.S. retail sales recovered some of the ground lost during the recession, increasing nearly 7 percent in 2010 when compared to 2009, according to U.S. Census Bureau data.

The convenience store channel remained highly competitive during the past year, as traditional boundaries among the convenience, drug, grocery and club channels continued to blur. In response to these market conditions, convenience store operators have focused on providing the consumer

EXPANDING OUR RETAIL FOOTPRINT


MAPCO

In late 2010, we announced a five-year plan to build 50 to 100 large-format, next-generation retail locations in both new and existing markets. We intend to build 10 to 20 stores annually beginning in 2011, partially financed through the new $200 million revolving credit facility that we secured in December. These new store locations will include a wide array of fresh and prepared food items, in addition to an increased number of innovative, private-label grocery and convenience items.

"Market conditions in the U.S. convenience store industry improved during the past year, as a stabilizing economic picture gave rise to a modest recovery in consumer travel and discretionary spending."

"Ultimately, our vision is for Delek US to become an integrated downstream energy company."

SUPPLY CHAIN INTEGRATION IS AHEAD



In the coming years, our organization will seek to transition toward a vertically integrated business model. By owning and operating the production, marketing and retail distribution of refined product under one umbrella, Delek US will be able to realize operational synergies across the supply chain not formerly possible. We intend to transition toward an integrated model through a combination of organic growth and the acquisition of strategically located assets that will enable us to construct a unified supply network.

a unique combination of value and convenience that has redefined the convenience store shopping experience in recent years.

By creating an affordable, "one-stop-shopping" experience that addresses the tastes and preferences of a time-starved customer, our retail segment (through our premier banner, MAPCO Mart) has positioned itself as an emerging growth story in the domestic convenience store industry. As motor fuels have become increasingly commoditized, our business model has evolved, placing increased emphasis on our food, services and convenience merchandise offerings.

As part of our strategy to create an enjoyable, convenient one-stop-shopping experience for customers, our retail segment has introduced a wide array of fresh food concepts to our stores. Whether it be prepackaged sandwiches, salads, fried chicken or freshly prepared, made-to-order food, our retail segment has collaborated with suppliers and quick-service restaurant chains to develop a best-in-class food offering. Given that food service items traditionally generate gross profit margins in excess of the average merchandise margin, we believe increased food sales have the potential to drive increased profitability over time.

Another initiative currently underway involves our introduction of unbranded, private-label products. These products, which sell at a discount to their branded counterparts, generate incrementally higher gross profit margins, while offering consumers a lower-cost, quality option in place of the branded products we carry. By offering quality, affordable options to consumers in a convenient, friendly atmosphere, we have been able to offer what consumers need, when they need it, where they need it.

Our retail segment performed well in 2010, as demand for fuel and merchandise in our core southeastern U.S. markets exhibited signs of marked recovery, when compared to the prior-year period. Total retail contribution margin increased by nearly 50 percent in 2010 to $52.4 million, when compared to 2009. Same-store sales of merchandise increased for six consecutive quarters through year-end, supported in part by increased sales of food service, new private-label products, and solid contributions from our recently reimaged store locations. Retail fuel margins remained above prior-year levels, which also contributed to improved full-year results.

Marketing & Supply Segment

A STEADY PEFORMER

Demand for refined products in west Texas improved during the year, as local industry in the region, including the oil field services and agricultural sectors, benefited from the ongoing cyclical recovery.

As expected, our marketing segment remained a steady performer for us throughout last year. Total sales volumes increased for four consecutive quarters during 2010, reversing the declines registered in the prior-year period. Longer term, the marketing segment continues to evaluate opportunities to expand its product distribution capabilities throughout the region, while maintaining reliable product supply to its customers, practicing prudent inventory management and pricing product in a competitive manner.

Planning For The Future

Entering 2011, our management team has outlined a number of strategic initiatives, consistent with our near- and long-term objectives.

REFINING & MARKETING SEGMENTS

- **Focus on efficiency of the Tyler refinery.** We are committed to operating a safe, reliable facility that positions us to take advantage of favorable refining economics and improving macro demand.
- **Increase production and distribution of higher-value products.** We will seek to optimize our product slate to sell light, high-value products to customers in both local and regional markets at competitive prices.
- **Improve human capital development.** We are improving the training of our people to ensure a high level of adherence to process safety guidelines and preventive maintenance standards.
- **Reduce capital spending.** We anticipate capital spending at the Tyler refinery will decline to approximately $25 million in 2011 – the lowest annual spending budget for the refining segment since we purchased the refinery in 2005.

RETAIL SEGMENT

- **Implement five-year new-store construction initiative.** We intend to construct 10 to 20 new, large-format prototype locations per annum during the next five years, beginning in 2011. We intend to build these next-generation store locations in both new and existing markets throughout the Midwest and Southeast.
- **Accelerate store reimaging plan.** Approximately 30 percent of our store base has been remodeled, rebuilt or newly constructed through year-end. We intend to accelerate the reimaging program in 2011, given the successful economics that have resulted since the initiative began in 2006.
- **Expand food service offering.** We intend to significantly increase our food service offering during the coming year through a combination of new quick-service restaurant locations inside our stores, as well as an expanded prepared "grab-and-go" meal program. All new-store construction will include quick-service restaurants capable of offering fresh, prepared food.
- **Increase sales of private-label products.** With more than 100 private-label products currently available in our stores, we intend to increase sales of private-label goods as a percentage of merchandise sales from the mid single digits to the high single digits during the next several years.
- **Initiate first-ever loyalty program.** A pilot launch of a "rewards" loyalty program will occur mid-year 2011 within select states where we have a retail presence. This program will offer discounts on fuel and merchandise to loyal MAPCO customers. Longer term, we believe the loyalty initiative will help generate increased traffic volumes to our stores.

Opportunity Is Downstream

Today, Delek US' three downstream business segments are, for the most part, independent entities.

Our geographically diverse asset base, by virtue of the sheer distance between our owned production and retail distribution assets, prevents us from operating as an integrated operation. In order for supply chain integration to occur, we must bridge this geographic gap, whether through organic expansion, strategic M&A or a combination of the two.

Ultimately, our vision is for Delek US to become an integrated downstream energy company.

Integration will enable us to participate in all aspects of the supply chain – from the point of production all the way to point of sale at a neighborhood retail location.

By managing production, supply and distribution under a single, integrated umbrella, we will be able to realize incremental operational efficiencies and other economies of scale not formerly possible, thereby positioning us to expand our competitive advantage in the markets we serve.

As we look to the next phase in the life of our company, we believe our ability to integrate each stage of the supply chain – particularly within the inland, regional markets we serve – will allow us to mitigate supply risks while optimizing distribution synergies among owned refining, logistics and retail assets.

Final Thoughts

As we look to the year ahead, the opportunities for growth are considerable, particularly given an increasingly stable macroeconomic picture. Today, we own and operate attractive assets in growing markets that will benefit from the ongoing recovery. Nevertheless, we continue to view our existing asset base as merely a foundation upon which to further scale our organization. Our corporate heritage is firmly planted in a legacy of growth through strategic acquisition; this is a strategy to which we remain committed as we look ahead to 2011.

Our people demonstrated considerable resolve during the past year, a level of commitment and focus that has positioned us to be more competitive as we seek to drive returns for our shareholders. Whether operating our refinery in east Texas or a convenience store in Nashville, our employees have exhibited a sense of ownership and diligence in their duties, a work ethic for which we are grateful.

We believe building strong, long-term relationships with our core constituents – including our shareholders, customers, vendors and fellow employees – remains an intrinsic part of our brand and corporate identity. These relationship threads are woven into the fabric of our organization, defining us, shaping us and supporting us.

Good corporate citizenship makes good business sense – plain and simple. By behaving as a good corporate citizen, whether through our commitment to operational transparency or our reinvestment in the local communities we serve, it is our sincere intent to build a legacy of corporate responsibility and trust in all of our dealings.

In closing, we want to recognize you – our fellow shareholders – for your continued support of our business as we position our Company for long-term growth in the years to come.

Having positioned Delek US to capitalize on improved market conditions, we are confident of the opportunities ahead of us.

Sincerely,



Ezra Uzi Yemin
President & Chief Executive Officer,
Delek US Holdings

"Integration will enable us to participate in all aspects of the supply chain – from the point of production all the way to point of sale at a neighborhood retail location."



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

To Our Stockholders:

Notice is hereby given that the 2011 Annual Meeting of Stockholders of Delek US Holdings, Inc. (the "Company") will be held on Tuesday, May 3, 2011 at 2:00 p.m., central daylight saving time, at the Franklin Marriott Cool Springs, 700 Cool Springs Boulevard, Franklin, Tennessee, for the following purposes:

(1) To elect eight directors to serve until the 2012 Annual Meeting and until their respective successors are elected and have been qualified;

(2) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2011 fiscal year;

(3) To conduct an advisory vote on the Company's executive compensation program for named executive officers as described in this Proxy Statement;

(4) To conduct an advisory vote on how frequently the advisory vote on the Company's executive compensation program for named executive officers should be presented to our stockholders; and

(5) To transact any other business properly brought before the meeting.

Additional information concerning the matters to be voted upon at the meeting is set forth in the accompanying Proxy Statement. Stockholders of record of the Company's Common Stock as of the close of business on March 10, 2011, are entitled to notice of, and to vote at, the meeting. You are cordially invited to attend the meeting in person.

Whether or not you plan to attend the Annual Meeting in person, please mark your votes, then date and sign the enclosed form of proxy and return it promptly in the enclosed postage-paid envelope. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person if you wish to do so.

By Order of the Board of Directors,

Kent B. Thomas
General Counsel and Secretary

Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027
April 1, 2011

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 3, 2011

Our proxy statement and Annual Report to Stockholders for our 2010 fiscal year are available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy.

TABLE OF CONTENTS

DELEK US HOLDINGS, INC.
7102 COMMERCE WAY
BRENTWOOD, TENNESSEE 37027

ANNUAL MEETING OF STOCKHOLDERS
MAY 3, 2011

PROXY STATEMENT

QUESTIONS AND ANSWERS

1. **Why am I receiving these materials?** This Proxy Statement and enclosed form of proxy (first mailed to stockholders on or about April 1, 2011) are furnished in connection with the solicitation by our Board of Directors of proxies for use at the Annual Meeting of Stockholders, or at any adjournment thereof. The Annual Meeting will be held on May 3, 2011 at 2:00 p.m., central daylight saving time, at the Franklin Marriott Cool Springs, 700 Cool Springs Boulevard, Franklin, Tennessee. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

2. **What is the purpose of the Annual Meeting?** The Annual Meeting is being held: (1) to elect eight directors, each to serve for a term of one year until the Annual Meeting of Stockholders in 2012 and until the election and qualification of his successor or earlier termination of service; (2) to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2011; (3) to conduct an advisory vote on our executive compensation program for our named executive officers as described in this Proxy Statement; (4) to conduct an advisory vote on how frequently the advisory vote on our executive compensation program for our named executive officers should be presented to our stockholders; and (5) to transact such other business as may properly be brought before the meeting or at any adjournment thereof. We will also discuss our business and be available for your questions, comments and discussion.

3. **How may I obtain the Company's Annual Report for the fiscal year ended December 31, 2010?** A copy of our Annual Report to Stockholders and Annual Report on United States Securities and Exchange Commission ("SEC") Form 10-K accompany this Proxy Statement. These documents are also available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy. A copy of these documents (which include our financial statements for the year ended December 31, 2010) may also be obtained from us upon written request. Please refer to question 20 below for information on how to request additional information from us.

4. **Who may attend the Annual Meeting?** Stockholders of record as of the close of business on March 10, 2011 (the "record date"), or their duly appointed proxies, may attend the meeting. Stockholders whose shares are held through a broker or other nominee will need to bring a copy of their brokerage statement reflecting their ownership of our common stock, $0.01 par value ("Common Stock"), as of the record date.

5. **Who is entitled to vote?** Holders of record of our Common Stock at the close of business on the record date are entitled to vote at the Annual Meeting. On the record date, 54,428,495 shares of common stock were issued and outstanding. The common stock is our only outstanding class of voting securities. Each stockholder is entitled to one vote per share of our common stock that he, she or it holds. If you attend the Annual Meeting, you may vote in person. Votes submitted by proxy card and received by our transfer agent on or before 11:59 p.m. (eastern time) on May 2, 2011 will be counted. Only votes submitted in person at the Annual Meeting will be counted after that time.

6. **Who is soliciting my vote?** Your vote is being solicited by our Board of Directors. Certain of our officers, directors and employees, none of whom will receive additional compensation therefor, may solicit proxies by telephone or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

7. How does the Board of Directors recommend that I vote? The Board of Directors recommends that you vote "FOR" each of the nominees to the Board of Directors, "FOR" the ratification of our independent registered public accounting firm, "FOR" the adoption of the advisory resolution approving our executive compensation program for our named executive officers and "FOR" the presentation of an advisory vote on our executive compensation program for named executive officers every three years.

8. How will voting on any other business be conducted? Although we do not know of any business to be considered at the 2011 Annual Meeting other than the proposals described in this Proxy Statement, if any other business is presented at the Annual Meeting, your signed proxy card gives authority to Ezra Uzi Yemin, our President and Chief Executive Officer, and Mark B. Cox, our Executive Vice President and Chief Financial Officer, to vote your shares on such matters at their discretion.

9. What is the difference between a "stockholder of record" and a "street name" holder? These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company ("AmStock"), you are a "stockholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

10. How do I vote my shares if I am a stockholder of record? Enclosed is a proxy card for the shares of stock held by you on the record date. You may vote by signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope. Unless otherwise indicated on the proxy, shares represented by any proxy will, if the proxy is properly executed and received by us prior to the Annual Meeting, be voted "FOR" each of the nominees for directors, "FOR" the ratification of our independent registered public accounting firm, "FOR" the adoption of the advisory resolution approving our executive compensation program for named executive officers and "FOR" the resolution approving the presentation to our stockholders of an advisory vote on our executive compensation program for named executive officers every three years.

11. How do I vote my shares if they are held in street name? If your shares are held in street name, your broker or other nominee will provide you with a form seeking instruction on how your shares should be voted.

12. Can I revoke or change my vote? Yes. You may revoke or change your vote by: (a) notifying our Secretary in writing on or before 11:59 p.m. (eastern time) on May 2, 2011; (b) submitting a later-dated and timely proxy card by mail on or before 11:59 p.m. (eastern time) on May 2, 2011; or (c) voting in person at the meeting (if your shares are registered directly in your name on our books and not held through a broker, bank, or other nominee). The latest-dated, timely, properly completed proxy that you submit will count as your vote. If a vote has been recorded for your shares and you submit a proxy card that is not properly signed or dated, the previously recorded vote will stand.

13. Who will count the vote? Representatives of our transfer agent, AmStock, will count the vote and act as the inspector and judge of the election.

14. Is my vote confidential? Proxy cards, ballots and voting tabulations that identify individual stockholders are returned directly to AmStock and are handled in a manner designed to protect your voting privacy. Your vote will not be disclosed to us except: (a) as needed to permit AmStock to tabulate and certify the vote; (b) as required by law; or (c) in limited circumstances such as a proxy contest in opposition to the Board of Directors. Additionally, all comments written on the proxy card or elsewhere will be forwarded to us, but your identity will be kept confidential unless you specifically ask that your name be disclosed.

15. What does it mean if I get more than one proxy card? If your shares are registered in more than one name or in more than one account, you will receive more than one card. Please complete and return all of the proxy cards you receive to ensure that all of your shares are voted.

16. What is a "quorum"? A "quorum" is the presence of the holders of a majority of the outstanding shares entitled to vote either in person or represented by proxy at the meeting. There must be a quorum for the Annual Meeting to be held. Proxies received but marked as abstentions, withheld votes and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

17. What are the voting requirements to approve each proposal? Directors are elected by a plurality of votes cast by holders of shares entitled to vote. This means that the director nominees with the most votes for the positions available are elected. To approve the proposals to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011 and to approve, on an advisory basis, our executive compensation program for our named executive officers as described in this Proxy Statement, a majority of the shares present or voting at the meeting must vote in favor of each proposal. A plurality of votes cast by holders of shares entitled to vote is required to approve, on an advisory basis, the frequency of the advisory vote on our executive compensation program for our named executive officers. We are a controlled company under the rules and regulations of the New York Stock Exchange (the "NYSE"). At the close of business on the record date, approximately 73% of our outstanding Common Stock was controlled by Delek Group, Ltd. ("Delek Group"), a conglomerate that is domiciled and publicly traded in Israel. Delek Group has advised us that it intends to vote all of the shares of Common Stock controlled by it in accordance with the recommendations of the Board of Directors on each of the items of business listed above.

18. What is the effect of abstentions, withheld votes and broker non-votes? Abstentions and instructions on the accompanying proxy card to withhold authority to vote will be counted for the purpose of determining the presence or absence of a quorum and will result in the proposal receiving fewer votes. However, the number of votes otherwise received will not be reduced by such action.

"Broker non-votes" are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Under NYSE rules, NYSE-member brokers who hold shares of Common Stock in street name for their customers and have transmitted our proxy solicitation materials to their customers, but do not receive voting instructions from such customers, are not permitted to vote on non-routine matters. Since the ratification of Ernst & Young LLP is considered a routine matter, a broker may turn in a proxy card voting shares at their discretion and without receiving instructions from you. The election of directors, the advisory vote pertaining to our executive compensation program for our named executive officers and the advisory vote pertaining to the frequency of the advisory vote on our executive compensation program for our named executive officers are non-routine matters, and, therefore, a broker does not have discretionary authority to vote on these matters.

Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum and will result in the proposal receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by such action.

19. Can I change the number of copies of the Annual Meeting materials that I receive? Yes. If you share an address with another stockholder, each stockholder may not receive a separate copy of our Annual Report, Form 10-K, Notice of Annual Meeting to Stockholders, Notice of Internet Availability of Proxy Materials and Proxy Statement. We will promptly deliver a separate copy to any stockholder upon written or oral request to our Secretary, Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, (615) 771-6701 or by sending an e-mail to ir@DelekUS.com. If you share an address with another stockholder and (i) would like to receive multiple copies of these documents in the future, or (ii) if you are receiving multiple copies and would like to receive only one copy per household, in the future, please contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

20. How can I obtain additional information about Delek US Holdings, Inc.? Copies of our Annual Report to Stockholders and Annual Report on Form 10-K for the year ended December 31, 2010 and our other annual, quarterly and current reports we file with SEC, and any amendments to those reports, are available free of charge on our website, which is located at http://www.DelekUS.com. These reports and the other information we file with the SEC can be read and copied at the public reference room facilities maintained by the SEC in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The SEC's telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. These reports and other information are also filed electronically with the SEC and are available at the SEC's website, www.sec.gov. Copies of these reports will be sent without charge to any stockholder requesting it in writing to our Secretary, at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027. The investor relations page of our website contains our press releases, earnings releases, financial information and stock quotes, as well as links to our SEC filings. The information posted on our website is not incorporated into this Proxy Statement.

PROPOSAL 1
ELECTION OF DIRECTORS

At the Annual Meeting, eight directors are to be elected to hold office until the 2012 Annual Meeting and until their successors are elected and have been qualified or earlier termination of service. Each of the following individuals is a nominee for election to our Board of Directors: Ezra Uzi Yemin, Asaf Bartfeld, Gabriel Last, Aharon Kacherginski, Shlomo Zohar, Carlos E. Jordá, Charles H. Leonard, and Philip L. Maslowe. Directors will be elected to serve for a one year term expiring at our Annual Meeting in 2012 and until their respective successors are elected and have been qualified. All director nominees are currently serving on our Board of Directors. The Board of Directors has determined that each of Messrs. Jordá, Leonard, Maslowe and Zohar qualifies as an independent director under applicable SEC rules and regulations and the rules of the NYSE.

We believe that each director nominee will be able to stand for election. All nominees have consented to be named and have indicated their intent to serve if elected. If any nominee becomes unable to stand for election, proxies in favor of that nominee will be voted in favor of any substitute nominee named by the Board of Directors. If you do not wish your shares to be voted for any one or more of the nominees, you may so indicate when you vote. The persons named in the enclosed proxy intend to vote the proxy for the election of each of the eight nominees, unless you indicate on the proxy card that your vote should be withheld from any of the nominees.

Each nominee elected as a director will continue in office until his successor has been elected and qualified, or until earlier termination of his or her service.

The age, principal occupation and certain other information for each director nominee are set forth below.

Ezra Uzi Yemin, age 42, has served as our chief executive officer since June 2004 and as our president and a director since April 2001. Mr. Yemin also served as our treasurer from April 2001 to November 2003 and as our secretary from May 2001 to August 2005. Mr. Yemin's duties include the formulation of our policies and direction, oversight of executive officers, and overall responsibility for our operation and performance. Prior to joining us, Mr. Yemin served from 2000 to 2001 as the chief financial officer of Delek - The Israel Fuel Corporation, Ltd., a fuel corporation in Israel and one of our affiliated entities. Additionally, he spent two years with CLAL Insurance Company Ltd., an insurance company in Israel and two years in the Insurance Commissioner's Office of the Israel Ministry of Finance. The Board believes that Mr. Yemin's service on the Board provides it with important interaction with, and access to, management's principal policy maker that facilitates the Board's development and implementation of Company policies.

Asaf Bartfeld, age 59, has served as one of our directors since January 2002. Mr. Bartfeld has served as the president and chief executive officer of Delek Group since September 2003. Since July 2001, he has served as managing director of Delek Investments and Properties Ltd., one of our affiliated entities. Mr. Bartfeld also serves on the board of directors of several of our affiliated entities, including Delek Group. The Board believes that Mr. Bartfeld's service on the Board provides it with important interaction with, and access to, the principal executive officer of the Company's controlling stockholder. Mr. Bartfeld's membership on the Board brings the perspectives of our controlling stockholder and the principal executive officer of a publicly traded company to Board discussions.

Aharon Kacherginski, age 73, has served as one of our directors since May 2010. Mr. Kacherginski has served as an independent financial consultant since 2002. Mr. Kacherginski is the chairman of the Board of Directors of Delek Real Estate, Ltd., ELAD Israel Residence Ltd., Delek Belron International, Ltd. and D.N.N.M., Ltd. He is also a member of the following loan committees: Harel Insurance Company and The Israeli Credit Insurance Company - ICIC. Prior to 2002, Mr. Kacherginski was employed at various executive level positions with Israel Discount Bank, Bank Leumi and Union Bank of Israel, Ltd. Mr. Kacherginski holds bachelor's degrees in economics, political science and business administration from Hebrew University in Jerusalem, Israel. He also holds a degree from the Sloan Master's Program at the Stanford University Graduate School of Business. The Board believes that Mr. Kacherginski's financial industry experience provides the Board with valuable expertise in the Company's financial and business matters.

Shlomo Zohar, age 59, has served as one of our directors since May 2010. Mr. Zohar has served as a business advisor since January 2006. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the Boards of Directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the Board of Directors of Israel Discount Bank of New York and as a member of the Board of Directors of Discount Bancorp, Inc. From 1990 through 2005, Mr. Zohar served as member of the Auditing Standards Committee and Internal Auditing Committee of the Institute of Certified Public Accountants in Israel. From 1980 through 2005, Mr. Zohar served as managing partner of Zohar, Zohar & Co., CPA where he was responsible for auditing financial statements for some of the largest corporations in Israel. The Board believes that Mr. Zohar's financial industry experience provides the Board with valuable expertise in the Company's financial and accounting matters.

Gabriel Last, age 64, has served as one of our directors since January 2002. In addition, since 2003, Mr. Last has served as the chairman of the board of Delek Group and currently serves on the board of directors of several of Delek Group's other affiliated entities. Mr. Last served as the chief executive officer of Delek Group from 2001 to 2003. Between 1998 and 2001, Mr. Last was the Managing Director of Israeli Society of Insurance Companies and of Israeli Association of Life Insurance Companies Ltd. Mr. Last served as Vice Inspector General, Israeli Police Force from 1996 to 1998. Mr. Last also served on the board of Sinel Industries Ltd., an unaffiliated public company in Israel from December 2000 to July 2006. The Board believes that Mr. Last's service on the Board provides it with important interaction with, and access to, the chairman of the board of directors of the Company's controlling stockholder. Mr. Last's membership on the Board brings the perspectives of our controlling stockholder and the chairman of the board of a publicly traded company to Board discussions.

Carlos E. Jordá, age 61, has served as one of our directors since May 2006. Mr. Jordá's experience has been primarily based in the oil and energy sector. Mr. Jordá has advised clients on potential refining and marketing projects as an employee of Gaffney Cline and Associates since May 2009 and as a self-employed consultant from March 2003 until May 2009. From October 2000 to March 2003, Mr. Jordá served as the president of PDV America and the chairman of the board of directors of Citgo Petroleum Corporation, each affiliates of Petroleos de Venezuela, S.A., a Venezuela stock-owned petroleum company, where he directed joint ventures in the United States. The Board believes that Mr. Jordá's energy industry experience provides the Board with valuable expertise in energy industry matters.

Charles H. Leonard, age 62, has served as one of our directors since May 2006. Mr. Leonard has served as chief financial officer since March 2009 and vice president since June 2010 of J.A.M. Distributing Company, a privately held provider of quality products and services in vertical markets centering on the fuel, oil and lubricants industries through its lubricant, fuel, automotive, marine, specialty and equipment divisions. From February 2008 until August 2008, Mr. Leonard served as executive vice president and chief financial officer of Landmark FBO, LLC, a privately held fixed base operator, including the related charter, aircraft sales, and maintenance assets for general aviation aircraft. From March 2006 to March 2007, Mr. Leonard served as the chief financial officer of EGL, Inc., a publicly traded company that provides transportation, supply chain management and information services. From September 2005 to December 2005, Mr. Leonard was the chief financial officer of, and from January 2006 to February 2006 was a consultant to, Transport Industries Holdings, Inc., a privately held transportation and logistics company. From September 1988 to July 2005, Mr. Leonard was employed by Texas Eastern Products Pipeline Company, LLC, the general partner of TEPPCO Partners, L.P., a publicly traded master limited partnership, that owns and operates common carrier pipelines for the transportation of refined petroleum products, liquefied petroleum and natural gases, crude oil and petrochemicals. Mr. Leonard was responsible for the financial operations of the company and served in various capacities, including treasurer from 1996 to 2002, senior vice president commencing in 1990 and chief financial officer commencing in 1989. The Board believes that Mr. Leonard's energy industry experience provides the Board with valuable expertise in energy industry matters.

Philip L. Maslowe, age 64, has served as one of our directors since May 2006. Since May 2010, Mr. Maslowe has served as a member of the Board of Directors of NextMedia Group, Inc., a privately held out-of-home media company that owns and operates radio and outdoor advertising properties throughout the United States. Since January 2010, Mr. Maslowe has served as a member of the board of directors and audit committee chairman of United Site Services, a privately held provider of portable restroom services, temporary fence, storage, erosion control, power sweeping and other site services. Since January 2009, Mr. Maslowe has served as a member of the board of directors and as chairman of the audit committee of American Media, Inc., a privately held publisher of celebrity journalism and health and fitness magazines. From July 2008 to December 2009, Mr. Maslowe served as a member of the board of directors, audit committee chairman and member of the Special Committee to Sell the Company of Hilex Poly Co., LLC, a privately held manufacturer of plastic bag and film products. Since December 2004, Mr. Maslowe has served on the board of directors and the audit committee and as chairman of the human resources committee of NorthWestern Corporation, doing business as NorthWestern Energy, a publicly traded provider of electricity and natural gas. From March 2006 until February 2007, Mr. Maslowe served on the board of managers of Gate Gourmet Group Holdings LLC, a privately held provider of catering services to airlines. The Board believes that Mr. Maslowe's retail industry experience provides the Board with valuable expertise in retail industry matters.

The Board of Directors recommends a vote "FOR" each of the above nominees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 10, 2011, the beneficial ownership of our Common Stock by (i) each person known by us to own more than five percent of our Common Stock, (ii) all of our directors and director nominees, (iii) the executive officers named in the Summary Compensation Table and (iv) all directors, director nominees and executive officers as a group. Except as otherwise specified, the named beneficial owner has sole voting and investment power over the shares listed. Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 7102 Commerce Way, Brentwood, Tennessee 37027.

Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percentage of Common Stock (2)
Delek Group Ltd. (3)	39,736,432	73.01%
Itshak Sharon (Tshuva) (4)	39,736,432	73.01%
Delek Petroleum Ltd. (3)	39,736,432	73.01%
Delek Hungary Holding Limited Liability Company (3)	39,389,869	72.37%
Clal Insurance Enterprises Holdings Ltd. (5)	3,486,379	6.41%
IDB Development Corporation Ltd. (5)	3,486,379	6.41%
IDB Holding Corporation Ltd. (5)	3,486,379	6.41%
Nochi Dankner (5)	3,486,379	6.41%
Shelly Bergman (5)	3,486,379	6.41%
Ruth Manor (5)	3,486,379	6.41%
Avraham Livnat (5)	3,486,379	6.41%
Ezra Uzi Yemin	810,479 (6)	1.49%
Gabriel Last	34,500	0.06%
Asaf Bartfeld	49,029	0.09%
Aharon Kacherginski	0	0.00%
Shlomo Zohar	0	0.00%
Carlos E. Jordá	8,506	0.02%
Charles H. Leonard	11,506	0.02%
Philip L. Maslowe	10,506	0.02%
Mark B. Cox	22,500	0.04%
Harry P. (Pete) Daily	34,477	0.06%
Igal Zamir	23,000	0.04%
Assaf Ginzburg	97,711	0.18%
All directors, director nominees and executive officers as a group (14 persons)	1,277,948 (6)	2.35%

* Lynwood Gregory is omitted from the table because his employment with us terminated in September 2010 (prior to the measurement date).

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares of Common Stock when such person has the right to acquire them within 60 days after March 10, 2011 (the "measurement date"). For non-qualified stock options ("NQSOs") and restricted stock units ("RSUs"), we report shares equal to the number of NQSOs or RSUs that are vested or that will vest within 60 days of the measurement date. For stock appreciation rights ("SARs"), we report the shares that would be delivered upon exercise of SARs that are vested or that will vest within 60 days of the measurement date (which is calculated by multiplying the number of SARs by the difference between the $11.58 fair market value of our Common Stock at the measurement date and the exercise price divided by $11.58). For purposes of computing the percentage of outstanding shares of Common Stock held by each person named above, any shares which such person has the right to acquire within 60 days after the measurement date are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based upon 54,428,495 shares of Common Stock issued and outstanding on the measurement date.

(3) Delek Group Ltd. ("Delek Group") is the parent company of Delek Petroleum Ltd. ("Delek Petroleum"), which directly holds 346,563 shares. Delek Petroleum is the parent company of Delek Hungary Holding Limited Liability Company ("Delek Hungary"), which directly holds 39,389,869 shares. In addition to the shares directly held, each entity's direct and indirect parent companies may be deemed to indirectly beneficially own the shares directly held by subsidiaries. Each entity disclaims beneficial ownership of the Common Stock

beneficially owned by its subsidiaries except to the extent of its pecuniary interest therein. The address of Delek Group and Delek Petroleum is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel. The address of Delek Hungary is 1134 Budapest, Vaci ut 33, Hungary.

(4) Mr. Sharon's address is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel. As of the measurement date, Mr. Sharon beneficially owned approximately 64.5% of the outstanding equity and voting ordinary shares of Delek Group through corporations that he controls. Mr. Sharon may be deemed to be an indirect beneficial owner of the Common Stock beneficially owned by Delek Group. Mr. Sharon disclaims beneficial ownership of the Common Stock beneficially owned by Delek Group, except to the extent of his pecuniary interest therein.

(5) Voting power over the 3,486,379 shares is shared between (a) Clal Insurance Enterprises Holdings Ltd., 48 Menachem Begin Street, Tel-Aviv 66180, Israel, (b) IDB Development Corporation Ltd., IDB Holding Corporation Ltd. and Nochi Dankner, The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel, (c) Shelly Bergman, 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel, (d) Ruth Manor, 26 Hagderot Street, Savyon 56526, Israel and (e) Avraham Livnat, Taavura Junction, Ramle 72102, Israel. This information is as of December 31, 2010, and is based on a Schedule 13G/A filed by the beneficial owners on February 14, 2011.

(6) Includes 166,470 shares of Common Stock that would have been delivered to Mr. Yemin on the measurement date upon the exercise of 640,440 SARs with base prices of $8.57. Does not include 537,600 SARs with base prices in excess of $11.58 that were vested on (or will vest within 60 days of) the measurement date because no shares of Common Stock would have been delivered to Mr. Yemin on the measurement date upon the exercise of such SARs.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and regulations of the SEC thereunder require our executive officers and directors and persons who own more than ten percent of our Common Stock, as well as certain affiliates of such persons, to file initial reports of ownership of our Common Stock and changes in their ownership with the SEC. Executive officers, directors and persons owning more than ten percent of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us and written representations that no other reports were required for or by those persons, we believe that, during the year ended December 31, 2010, all filing requirements applicable to our executive officers, directors and owners of more than ten percent of our Common Stock were met.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2010, regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,674,684 (1)	$10.73 (2)	3,070,549 (1)(3)
Equity compensation plans not approved by security holders	n/a	n/a	n/a
TOTAL	1,674,684	$10.73	3,070,549

(1) At December 31, 2010, 1,893,540 stock appreciation rights ("SARs") outstanding under our 2006 Long-Term Incentive Plan (the "Plan") were at base prices above the $7.28 fair market value of our Common Stock on that date. For purposes of column (a), we calculated the number of shares that would have been issued to settle all outstanding SARs at December 31, 2010. Because the number of shares to be issued upon the exercise of SARs is to be determined based on the difference between the base price of the SAR and the market price of our Common Stock at the date of exercise, 13,416 SARs are reflected in columns (a) and (c).

(2) At December 31, 2010, 2,166,540 SARs were outstanding at a weighted average exercise price of $11.36.

(3) Consists of the number of securities available for future issuance under the Plan as of December 31, 2010.

CORPORATE GOVERNANCE

Executive Officers of the Registrant

The following table sets forth the names, ages and positions of each of our current executive officers. Titles are held with Delek US Holdings, Inc. unless otherwise indicated.

Executive Officer	Age	Position
Ezra Uzi Yemin	42	President / Chief Executive Officer / Director
Mark B. Cox	52	Executive Vice President / Chief Financial Officer
Assaf Ginzburg	36	Executive Vice President
Frederec Green	45	Executive Vice President President / Chief Operating Officer of Delek Refining, Inc.
Igal Zamir	45	President of MAPCO Express, Inc.
Harry P. (Pete) Daily	62	Vice President / Chief Operating Officer of Delek Marketing & Supply, Inc.
Kent B. Thomas	42	General Counsel / Secretary

Set forth below is a brief description of the business experience of these executive officers.

Ezra Uzi Yemin has served as our chief executive officer since June 2004 and as our president and a director since April 2001. Mr. Yemin also served as our treasurer from April 2001 to November 2003 and as our secretary from May 2001 to August 2005. Mr. Yemin's duties include the formulation of our policies and direction, oversight of executive officers, and overall responsibility for our operation and performance. Prior to joining us, Mr. Yemin served from 2000 to 2001 as the chief financial officer of Delek – The Israel Fuel Corporation, Ltd., a fuel corporation in Israel and one of our affiliated entities. Additionally, he spent two years with CLAL Insurance Company Ltd., an insurance company in Israel and two years in the Insurance Commissioner's Office of the Israel Ministry of Finance.

Mark B. Cox is our executive vice president and chief financial officer, and has served in that capacity since joining us in September 2009. Mr. Cox's duties also include oversight of our investor relations. From June 2007 until September 2009, Mr. Cox served as the Senior Vice President – Treasurer and Director of Investor Relations of Western Refining, Inc., a publicly traded refining company. Between 1994 and 2007, he was employed by Giant Industries, Inc., and served in various positions including Vice President, Executive Vice President, Treasurer, Chief Financial Officer and Assistant Secretary.

Assaf Ginzburg has served as our executive vice president since May 2009 and as vice president since February 2005. Since October 2007, Mr. Ginzburg has also served on the Board of Directors of Lion Oil Company ("Lion Oil"), a privately held company in which we hold a 34.6% equity interest and in which we have entered into an agreement to purchase an additional 53.7% equity interest. Prior to joining us in November 2004, Mr. Ginzburg served as a financial advisor from July 2001 to March 2003 for Swary-Yohman Financial Consultants, and from April 1999 to July 2001 for Itzhak Swary Ltd., two consulting firms in Israel. Mr. Ginzburg has been a member of the Israel Institute of Certified Public Accountants since 2001 and served as trustee of court for a large Israeli public company in 2003 and 2004.

Frederec Green has served as our executive vice president since May 2009 and has served as the president of Delek Refining, Inc. since March 2007 and its chief operating officer since May 2005. Mr. Green is the primary operational officer for our refining operations and is also vice president of Delek Marketing & Supply, Inc. Since October 2007, Mr. Green has also served on the Board of Directors of Lion Oil. Prior to joining us, from January 2004 to January 2005, Mr. Green operated Green Energy Advisors LLC, an independent consulting practice servicing commercial insurance carriers on petroleum refining and electrical matters. Mr. Green has 24 years experience in the refining industry working for UOP LLC, a refinery technology licensing firm, from 1987 to 1990 and Murphy Oil USA, Inc., from 1990 to 2004, where he served as a senior vice president during his last six years. Mr. Green has experience ranging from crude oil and feedstock supply, through all aspects of managing a refining business to product trading, transportation and sales.

Igal Zamir is the president of MAPCO Express, Inc., and has served in that capacity since joining us in June 2009.

From 2006 until 2009, Mr. Zamir served as Chief Executive Officer of Metrolight, Ltd., a privately held Israeli corporation and global provider of proprietary energy saving solutions in High Intensity Discharge lighting systems. From 2004 until 2006, Mr. Zamir worked as an independent venture partner in Israel. From 1998 until 2004, Mr. Zamir served as Chief Executive Officer of Rostam Ltd., a privately held Israeli corporation and global provider of private label feminine hygiene products.

Pete Daily has served as the chief operating officer and a vice president of Delek Marketing & Supply, Inc. since September 2006. Since January 2007, Mr. Daily has also served as the vice president of wholesale marketing for Delek Refining, Inc., and a vice president of MAPCO Express, Inc. Mr. Daily's duties include supervising the purchase and supply of fuels for our convenience stores, marketing the refined products from the Tyler, Texas refinery, and marketing our supply of refined products in west Texas. Mr. Daily has over 30 years of experience in marketing and supply of refined products. Mr. Daily served as the vice president of supply of MAPCO Express, Inc. from October 2001 until November 2004. Prior to rejoining us in September 2006, Mr. Daily worked for Truman Arnold Companies as vice president of wholesale marketing from November 2004 to September 2006, where his responsibilities included managing a wholesale marketing division with sales of petroleum products in 48 states. In connection with illegal insider trading allegations brought against him by the SEC in 2001, Mr. Daily consented, without admitting or denying the SEC's allegations, to the entry of a civil judgment which permanently restrains and enjoins him from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and required him to pay approximately $24,000 representing the disgorgement of profits and a one-time civil penalty.

Kent Thomas has served as our general counsel and secretary since joining us in August 2005. Mr. Thomas has more than fourteen years experience practicing law in Nashville, Tennessee. Prior to joining us, Mr. Thomas spent four years at Colbert & Winstead, PC of Nashville, Tennessee, with a practice focused on litigating employment, commercial and copyright disputes and providing transactional representation in the banking, transportation, entertainment, restaurant and alcoholic beverage retail industries.

The Board of Directors

At the date of this Proxy Statement, the Board of Directors consists of the following eight members: Ezra Uzi Yemin, Gabriel Last, Asaf Bartfeld, Aharon Kacherginski, Shlomo Zohar, Carlos E. Jordá, Charles H. Leonard and Philip L. Maslowe. All current directors have been nominated for election at the Annual Meeting to serve for one year terms expiring at our Annual Meeting of Stockholders in 2012.

The Board of Directors has determined that we are a "controlled company" for the purposes of Section 303A of the NYSE Listed Company Manual because Delek Group controls more than 50% of our voting power. As such, we rely on an exemption from the provisions of Section 303A.01 which would otherwise require our board of directors to be composed of a majority of independent directors. The Board of Directors has determined that each of Messrs. Jordá, Leonard, Maslowe and Zohar qualifies as an independent director under applicable SEC rules and regulations and the rules of the NYSE.

Under the NYSE's listing standards, a director will not be deemed independent unless the Board of Directors affirmatively determines that the director has no material relationship with us. Based upon information requested from and provided by each director and director nominee concerning his background, employment and affiliations, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, the Board of Directors has determined that each of our independent directors has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us, and is therefore independent under the NYSE's listing standards and applicable SEC rules and regulations.

The Board of Directors held six meetings during 2010. Each of our directors attended at least seventy-five percent of the aggregate of all meetings of the Board and committees on which he served except for Messrs. Bartfeld and Last, who each attended four of the six Board meetings and did not serve on any Board committees. Although we have not adopted a policy with regard to board member attendance at Annual Meetings of our stockholders, five of our eight director nominees attended our Annual Meeting of Stockholders on May 4, 2010 in Franklin, Tennessee.

No director serves as chairman or lead director and the Board believes that the absence of such roles encourages equal participation and consideration of all perspectives. The Board oversees the Company's annual enterprise risk management program and typically receives the report of management's enterprise risk management committee each March upon completion of the program. In addition to the annual enterprise risk management program, the Audit Committee meets at least once per quarter during the year and discusses with management, the Company's chief audit executive and the Company's independent external auditor: (a) current business trends affecting the Company; (b) the major risk exposures facing the Company; (c) the steps management has taken to monitor and control such risk factors; and (d) the adequacy of internal controls that could significantly affect the Company's financial statements.

The NYSE listing standards require our independent directors to meet at regularly scheduled executive sessions without management. Our independent directors intend to conduct such executive sessions in connection with each quarterly meeting of the Audit Committee in 2011. Mr. Maslowe will preside over all such sessions.

Communications with the Board of Directors

Stockholders or other interested parties who wish to communicate with any of our directors, any committee chairperson or the Board of Directors may do so by writing to the director, committee chairperson or the Board in care of the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027. Communications received will be forwarded directly to the director to whom it is addressed. If the communication is addressed to the Board and no particular director is named, the communication will be forwarded, depending on the subject matter, to the appropriate committee chairperson or to all members of the Board.

Committees of the Board of Directors

The Board of Directors has standing Audit, Compensation and Incentive Plan Committees. All four members of our Audit and Incentive Plan Committees qualify as independent directors under applicable SEC rules and regulations and the rules of the NYSE. Only one of the three members of our Compensation Committee qualifies as an independent director. As a controlled company, we rely on an exemption from Section 303A.05 of the NYSE Listed Company Manual which would otherwise require our Compensation Committee to be composed entirely of independent directors.

As a controlled company, we also rely on an exemption from the provisions of Section 303A.04 of the NYSE Listed Company Manual which would otherwise require us to have a nominating/corporate governance committee. Because more than 50% of our voting power is controlled by Delek Group, our Board of Directors believes it is unnecessary to have a nominating/corporate governance committee or a committee performing the functions of this committee. The entire Board of Directors participates in the nomination of candidates for election to the Board of Directors in accordance with our Board of Directors Governance Guidelines, which is posted on our corporate website at www.DelekUS.com.

The Board of Directors is responsible for filling vacancies on the Board of Directors at any time during the year, and for nominating director nominees to stand for election at the Annual Meeting of stockholders. The Board of Directors does not generally utilize the services of search firms or consultants to assist in identifying and screening potential candidates. In accordance with our Board of Directors Governance Guidelines, the Board of Directors identifies individuals qualified to become directors and considers such factors as it deems appropriate, including the individual's independence, education, experience, reputation, judgment, skill, integrity and industry knowledge. The Board considers the individual's contribution to the Board's overall diversity in the foregoing factors, the degree to which the individual's qualities and attributes complement those of other directors, and the extent to which the candidate would be a desirable addition to the Board of Directors and committees thereof. Directors should have experience in positions with a high degree of responsibility; be leaders in the organizations with which they are affiliated; and have the time, energy, interest and willingness to serve as a member of the Board of Directors. In determining fitness for service on the Board, the Board has no policy for considering racial or ethnic classifications, gender, religion or sexual orientation.

The Board of Directors will consider nominees for directors recommended by our stockholders and will evaluate each nominee using the same criteria used to evaluate director candidates otherwise identified by the Board. Stockholders wishing to make such recommendations may write to the Board of Directors in care of the Secretary at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027. Persons making submissions should include the full name and address of the recommended nominee, a description of the proposed nominee's qualifications and other relevant biographical information.

Audit Committee

The Audit Committee consists of Messrs. Maslowe (chairman), Leonard, Jordá and Zohar. The composition of the Audit Committee originally consisted of Messrs. Maslowe, Leonard and Jordá and did not change from its inception in May 2006 through March 7, 2011. On March 7, 2011, the Audit Committee recommended that Mr. Zohar join the committee, and the Board of Directors appointed Mr. Zohar to the committee on March 8, 2011. The Audit Committee met four times during 2010.

The Board has determined that (i) Messrs. Maslowe, Leonard, Jordá and Zohar each qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE; and (ii) Mr. Maslowe is an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee is to provide assistance to the Board in the oversight of (a) the quality and integrity of our financial statements; (b) the disclosure and financial reporting process, including our financial statements; (c) our internal controls and procedures for financial reporting; (d) the performance of our internal audit function and independent registered public accounting firm employed by us for the purpose of preparing and issuing an audit report or related work; (e) the qualifications and independence of our independent registered public accounting firm; and (f) our compliance with policies under our Code of Business Conduct & Ethics and legal and regulatory requirements. These responsibilities are set forth in the Audit Committee's charter, which is posted on our corporate website at www.DelekUS.com. In addition, the Audit Committee is generally responsible for administering our related party transactions policy.

Compensation Committee

The Compensation Committee consists of Messrs. Yemin (chairman), Bartfeld and Jordá. The composition of the Compensation Committee has not changed since its inception in May 2006. The Compensation Committee met five times in 2010.

Among the three members of the Compensation Committee, only Mr. Jordá qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE. As a controlled company, we rely upon an exemption from NYSE requirements which would otherwise require our Compensation Committee to be composed entirely of independent directors.

The purpose of the Compensation Committee is to support the Board of Directors and work with management to ensure that compensation practices properly reflect management's and our philosophy, competitive practices and regulatory requirements. The Compensation Committee reviews, provides advice on and, where appropriate, approves compensation objectives, plans, and levels.

The disinterested members of the Compensation Committee are responsible to our Board of Directors and stockholders for evaluating the performance of Mr. Yemin, our chief executive officer, and approving the compensation awarded to our executive officers. Mr. Yemin's compensation, which is largely determined by the terms of his employment agreement, is approved by the disinterested members of our Board of Directors. These responsibilities are set forth in the Compensation Committee's charter, which is posted on our corporate website at www.DelekUS.com.

The Compensation Committee relies heavily on the input and recommendations of Mr. Yemin in determining compensation for our executive officers (other than Mr. Yemin). In 2010, the Compensation Committee delegated a portion of its authority to determine base salaries, annual cash bonuses and the total mix and amount of long-term incentive compensation (including the recipients of such compensation) to Mr. Yemin subject to the approval of the Committee in the instance of our executive officers. From time to time, the Compensation Committee will also solicit the input of executive compensation consultants at AON/Radford Consulting ("AON/Radford") in evaluating NEO and director compensation.

Incentive Plan Committee

The Incentive Plan Committee consists of Messrs. Leonard (chairman), Maslowe, Jordá and Zohar. The composition of the Incentive Plan Committee originally consisted of Messrs. Leonard, Maslowe and Jordá and did not change from its inception in May 2010 through March 7, 2011. On March 8, 2011, the Incentive Plan Committee recommended that Mr. Zohar join the committee, and the Board of Directors appointed Mr. Zohar to the committee on March 8, 2011. The Incentive Plan Committee met four times in 2010.

All four members of the Incentive Plan Committee qualify as independent under applicable SEC rules and regulations and the rules of the NYSE and as "outside directors" for the purposes of Section 162(m) of the Internal Revenue Code. The purpose of the Incentive Plan Committee is to support the Compensation Committee and Board of Directors and work with management to ensure that incentive plan practices properly reflect management's and our philosophy, competitive practices and regulatory requirements. These responsibilities are set forth in the Incentive Plan Committee's charter, which is posted on our corporate website at www.DelekUS.com.

The Incentive Plan Committee has delegated a portion of its authority under the 2006 Long-Term Incentive Plan (the "Plan") to Mr. Yemin. Under this authority, Mr. Yemin may grant up to 15,000 NQSOs or SARs to certain employees. The delegated authority is expressly limited to newly hired employees and employees that are promoted to a job classification that is eligible for equity awards. The delegated authority does not apply to employees who are subject to Section 16(b) of the Exchange Act or who are considered "covered employees" for purposes of Section 162(m) of the Internal Revenue Code.

The Incentive Plan Committee has further limited this delegated authority by prescribing that grants of NQSOs or SARs pursuant to the delegated authority shall occur only once per calendar quarter. Under this directive, grants occur on the tenth day of the last calendar month of the quarter and cover eligible employees through the last day of the second calendar month of the quarter. In selecting the predetermined quarterly grant date, the Committee chose a date that would normally be after the public announcement of our financial results for the preceding quarter and 20 days before the close of the current quarter.

Grants of NQSOs and SARs by Mr. Yemin under this delegated authority are confirmed by a contemporaneous written memorandum executed by him and maintained by the Secretary in the records of the Incentive Plan Committee. Quantities of NQSOs or SARs in excess of the authority delegated to Mr. Yemin are generally reserved for executive employees and are typically made by the Incentive Plan Committee or Board of Directors in connection with the hiring or promotion of an executive employee. Grants that are not made on a predetermined quarterly grant date are usually tied to independent triggering events (such as the commencement of employment) or subject to waiting periods between the decision to grant and the grant date. See the sections titled "Compensation Setting Process," "Base Salaries" and "Annual Bonuses" in the Compensation Discussion and Analysis for an additional discussion of the role of Mr. Yemin, other executive officers and compensation consultants in determining compensation.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Yemin (chairman), Bartfeld and Jordá, and the Incentive Plan Committee is comprised of Messrs. Leonard (chairman), Jordá, Maslowe and Zohar. Mr. Yemin has served as our chief executive officer since June 2004 and our president and a director since April 2001. Mr. Bartfeld has served as Delek Group's president and chief executive officer since September 2003. See "Executive Compensation" and "Director Compensation" for information regarding relationships and transactions involving the Company in which Mr. Yemin and Mr. Bartfeld had an interest.

None of our executive officers serve as a member of the Board of Directors or Compensation Committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

Board of Directors Governance Guidelines, Code of Business Conduct & Ethics and Committee Charters

The full texts of our Board of Directors Governance Guidelines and Code of Business Conduct & Ethics, as well as the charters for the Audit, Compensation and Incentive Plan Committees, are available on our website (www.DelekUS.com). If we waive any material departure from a provision of our Code of Business Conduct & Ethics, we intend to post such waiver (to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions) on this website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Approval Policy for Related Party Transactions

On March 6, 2007, our Board of Directors adopted a written related party transactions policy to document procedures pursuant to which "related party transactions" are reviewed, approved or ratified. Under Item 404 of SEC Regulation S-K, a "related party transaction" means any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and any related person has a direct or indirect material interest. The policy covers all transactions between us and any related party (including any transactions requiring disclosure under Item 404), other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar transactions.

The policy states that, in most instances, the Audit Committee is best suited to review and approve related party transactions that may arise within the Company. However, the policy permits the disinterested members of the Board to exercise any authority otherwise assigned to the Audit Committee by the policy. In particular, the Board believes that any related party transaction in which any director is interested should typically be reviewed and approved by all disinterested members of the Board. An interested director is not allowed to vote upon a transaction in which he is involved. Depending upon the issue presented, the disinterested members of the Board may request to hear from the interested director during the course of its deliberations, but the interested director does not vote upon the matter and is not present during the vote on the matter.

A related party transaction may be consummated only if it is ratified or approved by the Audit Committee or disinterested members of the Board of Directors and if it is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

Delek Group Management Agreement

At December 31, 2010, Delek Group beneficially owned approximately 73% of our outstanding Common Stock. As a result, Delek Group and its controlling stockholder, Mr. Sharon (Tshuva), will continue to control the election of our directors, influence our corporate and management policies (including the declaration of dividends) and determine the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Effective January 1, 2006, we entered into a management and consulting agreement with Delek Group, pursuant to which key management personnel of Delek Group provide management and consulting services to us, including matters relating to long-term planning, operational issues and financing strategies. The agreement provided for an initial term of one year and continues thereafter until either party terminates the agreement upon 30 days advance notice. As compensation, the agreement provides for payment to Delek Group of $125,000 per calendar quarter, payable within 90 days of the end of each quarter and reimbursement for reasonable out-of-pocket costs and expenses incurred. Amounts paid under this agreement in 2010 totaled $303,514, net of expenses we paid on behalf of Delek Group, and amounts payable under this agreement as of December 31, 2010 totaled $0. The management and consulting agreement with Delek Group was entered into prior to the adoption of our related party transactions policy in 2007. However, it was approved by our Board of Directors in February 2006, and we believe it is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

Delek Petroleum Promissory Note

On September 29, 2009, we borrowed $65 million from Delek Petroleum under the terms of an unsecured term promissory note (the "Original Note") that was scheduled to mature on October 1, 2010. Interest on the unpaid balance of the Original Note was computed at a rate per annum equal to 8.50% (net of withholding taxes) and we were responsible for the payment of any withholding taxes due on the interest payments. The Note required us to make quarterly interest payments and was prepayable in whole or in part at any time without penalty or premium at our election. We prepaid $21 million of the principal in July 2010. On September 28, 2010, we executed an amended and restated term promissory note with Delek Petroleum (the "Amended Note"). The principal amount of the Amended Note is $44 million and it matures on January 1, 2012. Interest on the unpaid balance of the Amended Note will be computed at a rate per annum equal to 8.25% (net of withholding taxes) and we continue to be responsible for the payment of any withholding taxes due on interest payments. A provision from the Original Note that allowed Delek Petroleum to modify the rate of interest or the currency of the principal amount (which is U.S. dollars) was eliminated from the Amended Note. The Amended Note requires us to make quarterly interest payments prior to maturity and the payment of the principal and interest may be accelerated upon the occurrence and continuance of customary events of default. The Original Note, the prepayment of the Original Note and the Amended Note were approved by our Audit Committee on September 25, 2009, June 30, 2010 and September 16, 2010, respectively, in accordance with our policies for related party transactions. The table below sets forth certain aggregate information pertaining to the Original Note and the Amended Note:

Largest Amount of Principal Outstanding During 2010:	$65,000,000
Amount of Principal Outstanding at December 31, 2010:	$44,000,000
Principal Paid in 2010:	$21,000,000
Interest Paid in 2010 (net of withholding taxes):	$4,597,439

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following section entitled "Compensation Discussion and Analysis" is intended to provide material information that is necessary to an understanding of our compensation policies and decisions regarding the six individuals named in the Summary Compensation Table on page 22 of this Proxy Statement. These six individuals may be referred to as our "named executive officers" or "NEOs" herein.

Compensation Overview, Objectives and Philosophy

The emphasis of our 2010 compensation framework was executive retention, executive recruitment and compensation continuity in a manner that supported stockholder value. The 2010 framework was designed to reward the performance of our executives with reference to the overall performance of the company. Going forward, we have developed a compensation framework that is designed to:

- Attract, motivate and retain key executives;
- Centralize administration and control over individual compensation components;
- Align the long-term economic interests of our executives with stockholders by providing a portion of executive compensation in the form of equity awards; and
- Reward excellence and performance by executives that increases the value of our stock and promotes an ethical culture amongst our employees.

These objectives govern the decisions that the Compensation and Incentive Plan Committees make with respect to the amount and type of compensation payable to our NEOs. Further, we believe that these objectives strengthen our commitment to operate our business with the highest standards of ethical conduct.

Elements of Our Compensation

The compensation framework for our NEOs consists of the following three key elements:

- *Fixed Compensation*: Base salaries, fixed bonuses, fringe benefits, perquisites, severance and other benefits are primarily intended to attract and retain our NEOs by providing reliable compensation that is not contingent upon short-term or long-term objectives.
- *Discretionary Compensation*: Discretionary cash bonuses in the form of annual and/or special bonuses are primarily intended to reward superior performance by our NEOs. Discretionary cash bonuses also support fixed compensation in attracting and retaining our NEOs.
- *Long Term Incentive Compensation*: Equity awards such as non-qualified options to purchase Common Stock ("NQSOs"), stock appreciation rights ("SARs") and restricted stock units ("RSUs") are primarily intended to reward superior longer-term performance by our NEOs and align the long-term economic interests of our NEOs with our stockholders. Equity awards also support fixed compensation in attracting and retaining our NEOs.

Each of these elements is discussed further below.

Compensation Setting Process

Our Board of Directors has determined that we are a "controlled company" for purposes of Section 303A of the NYSE Listed Company Manual because Delek Group controls more than 50% of our voting power. As a controlled company, we rely upon an exemption from the NYSE requirement which would otherwise require our Compensation Committee to be composed entirely of independent directors. Among the three members of our

Compensation Committee, only Mr. Jordá qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE. All four members of our Incentive Plan Committee qualify as independent under applicable SEC rules and regulations and the rules of the NYSE.

Mr. Yemin's compensation is determined by the disinterested members of the Board. Therefore, Mr. Yemin does not participate in discussions pertaining to his compensation with AON/Radford or Board deliberations with regard to his compensation. Mr. Yemin's compensation in 2010 was dictated by the terms of his employment agreement which was executed in 2009. In determining Mr. Yemin's compensation under the employment agreement, AON/Radford consulted with Mr. Thomas, our general counsel, on behalf of the disinterested directors. The Compensation Committee is responsible for determining the amount and mix of total compensation to be paid to the other NEOs, and the Compensation Committee relies heavily on the input and recommendations of Mr. Yemin in making these determinations. However, the Board's Incentive Plan Committee has assumed primary responsibility for grants of equity awards under the Plan since the establishment of that Committee in May 2010. The Compensation Committee also relies to a lesser extent upon prior year studies performed for us by AON/Radford. For a description of the Incentive Plan Committee's delegation of authority to management, you should read the narrative discussion on page 12 of this Proxy Statement.

NEO compensation is generally paid in cash as base salary and bonus, although this is not due to any specific practice, policy or formula regarding the allocation between long-term and currently paid out compensation, between cash and non-cash compensation or between the different forms of non-cash compensation. Our goal from year to year is to develop an appropriate mix of fixed, discretionary and long-term compensation to attract and retain our NEOs while simultaneously incentivizing the NEOs to exert their best efforts to maximize near term results and longer term value for both us and our stockholders. In recognition of the challenging economic environment facing the industries in which we operate, as well as the Company's financial performance during the year, we did not make a general award of discretionary bonuses to our NEOs for service in 2010. However, certain non-discretionary bonuses were paid pursuant to existing employment agreements and a discretionary special bonus was paid to each of Messrs. Cox and Zamir.

External Consultants / Benchmarking. We believe that effective executive compensation practices depend upon the particular facts and circumstances of each employer and should not be dictated by the practices of others. However, we also believe that, in some circumstances, external compensation consultants can provide valuable assistance to us in setting NEO compensation. Our NEO compensation practices are not designed to track any particular company or group of companies. However, we believe that referencing compensation data from certain companies from time to time can be a useful tool in our decision making process for all areas of our compensation framework. Prior to our initial public offering, we engaged AON/Radford to provide advice to the Board of Directors in formulating NEO compensation. We identified a group of comparator companies (in consultation with AON/Radford), and AON/Radford researched this group in terms of base salary, total cash compensation and total compensation. In 2007, we engaged AON/Radford to reevaluate the comparator group and provide a competitive review of NEO compensation relative to published surveys and the comparator group including base salaries, annual incentives, total cash compensation, long-term incentives and total direct compensation. After the expiration of Mr. Yemin's prior employment agreement in April 2009, the disinterested members of the Compensation Committee engaged AON/Radford to provide a chief executive officer total compensation analysis and target compensation report. In 2010, the Compensation Committee engaged AON/Radford to provide a director compensation analysis and target compensation report. We expect that, from time to time, we will continue referencing data provided by AON/Radford in setting NEO and director compensation.

We developed our initial list of comparator companies in consultation with AON/Radford prior to our initial public offering and the group was updated in consultation with AON/Radford in 2007. In March 2010, we reviewed our list of comparator companies, initially developed prior to our initial public offering and updated in 2007 in consultation with AON/Radford and added refiner CVR Energy, Inc. because it is an independent refiner of similar size to us that became publicly traded since our last review. We removed Frontier Oil, Murphy Oil, Sunoco, Tesoro, Valero Energy, Alimentation Couche Tard and Hess based upon our desire to narrow the group to companies with market capitalization and annual revenues similar to our own. The current list of comparator companies is set forth below and was referenced in developing our 2010 compensation framework. We believe the two groups provide an appropriate, comparative, cross-section of industry and human-resource competitors with market capitalization and operational complexity similar to ours.

Refining Companies	Retail Companies
Alon USA Energy, Inc.	Casey's General Stores, Inc.
CVR Energy, Inc.	The Pantry, Inc.
Holly Corporation	Susser Holdings Corporation
Western Refining, Inc.	TravelCenters of America, LLC

Fixed Compensation

Our NEOs typically receive a majority of their overall cash compensation as base salary. Generally, base salaries have not been based upon specific measures of corporate performance, but are determined upon the recommendations of the chief executive officer, based upon his determination of each employee's individual performance, position and increased responsibilities assumed, how much others at the Company are paid, and contributions to both our financial performance and ethical culture. We generally seek to position base salary at or below the market median of the peer group. Our chief executive officer has discretion as to how much weight to assign to these factors. Much of this subjectivity was eliminated in 2009 when the majority of our NEOs executed employment contracts that established the executive's base salary. For a description of these employment agreements, you should read the narrative discussion beginning on page 23 of this Proxy Statement.

Base salaries are reviewed annually, typically in December, and salary adjustments are generally effective in January. Because the base salaries of all of our NEOs are currently fixed under the terms of written employment agreements that were approved by the Compensation Committee and/or disinterested members of the Board, no review of NEO base salaries occurred in 2010, and there have been no material changes to the salaries to be paid to our NEOs in 2011 from those paid to our NEOs in 2010. The Compensation Committee believes that the base salaries paid to our NEOs are appropriate and help to achieve our objectives to attract, retain and motivate our NEOs. For a description of the base salaries paid to our NEOs for 2010, you should read the Summary Compensation Table beginning on page 22 of this Proxy Statement.

Discretionary Compensation

Annual cash bonuses to our NEOs (other than Mr. Yemin) are typically calculated as a percentage of base compensation and intended to reward company-wide performance and, to a lesser extent, individual performance during the year. From time to time, special cash bonuses may also be granted to our NEOs in order to reward outstanding performance, acknowledge the achievement of business milestones or promote retention.

At the end of each calendar year, management prepares and the Board of Directors approves an annual bonus budget for all employees as part of the overall operating budget for the Company. The annual bonus pool for 2010 was developed in late 2009 by Mr. Yemin with reference to the prior year's pool and the coming year's overall budget. The bonus budget may be adjusted downward based on the Company's actual results or other factors. Total annual bonuses to NEOs will generally be limited to the amount of this pool and will be based on the individual's level of responsibility within the Company and, to a lesser extent, the individual's performance. There are no predetermined formulae, weighted factors or specified list of criteria that is followed in setting bonuses. However, the employment agreements with our NEOs (other than Mr. Yemin) define a range of percentages within which any annual bonus must fall. Annual bonuses for a calendar year are typically determined in the first quarter of the ensuing calendar year.

Unlike our other NEOs whose annual cash bonuses are dictated by contractually specified ranges and determined and paid in the first quarter of the year in recognition of service in the prior calendar year, annual cash bonuses paid to Mr. Yemin are not subject to a predetermined range and are typically determined and paid after the first quarter of the year. As the top ranking executive of a subsidiary of a foreign company, the timing of Mr. Yemin's bonus is influenced by the compensation practices of Delek Group which pays its executive bonuses after the first quarter. As a result of the challenging economic environment that faced the Company in 2010, as well as the Company's financial performance during the year, we did not make a general award of discretionary cash bonuses to our NEOs, including Mr. Yemin, for service in 2010. However, certain non-discretionary bonuses were paid pursuant to existing employment agreements and a discretionary special bonus was paid to each of Messrs. Cox and Zamir.

The Compensation Committee believes that the bonuses paid to our NEOs are appropriate and help to achieve our objectives to attract, retain and motivate our NEOs and to reward excellent performance.

Long-Term Incentives

In connection with amendments to our Plan in May 2010, the Board of Directors formed the Incentive Plan Committee to administer grants of long-term incentive awards under the Plan. The Incentive Plan Committee believes that the grant of non-cash, long-term compensation, primarily in the form of long-term incentive awards, to our NEOs is appropriate to attract, motivate and retain such individuals, and enhance stockholder value through the use of non-cash, equity incentive compensation opportunities. The Incentive Plan Committee believes that our best interests will be advanced by enabling our NEOs, who are responsible for our management, growth and success, to receive compensation in the form of long-term incentive awards. Since long-term awards will increase in value in conjunction with an increase in the value of our Common Stock, the awards are designed to provide our NEOs with an incentive to remain with us. For a description of the long-term incentive awards granted to our NEOs for 2010, you should read the Summary Compensation Table beginning on page 22 of this Proxy Statement and the Grants of Plan-Based Awards in 2010 Table on page 23 of this Proxy Statement. For a description of our 2006 Long-Term Incentive Plan, you should read the narrative discussion set forth below. For a description of the limited delegation of authority to our chief executive officer to grant certain SARs and NQSOs, as well as the predetermined quarterly grant date practices upon which this authority must be exercised, you should read page 12 of this Proxy Statement.

2006 Long-Term Incentive Plan. In April 2006, our Board of Directors and then sole stockholder adopted the Plan, and amendments to the Plan were approved by our Board and stockholders on May 4, 2010. At December 31, 2010, the Plan provided equity-based compensation to approximately 350 of our employees, including our NEOs. The Plan permits us to grant NQSOs, SARs, restricted stock, RSUs and other stock-based awards and cash incentive awards to directors, officers, employees, consultants and other individuals (including advisory board members) who perform services for us or our affiliates.

Up to 5,053,392 shares of our Common Stock may be issued under the Plan (subject to adjustment to reflect certain transactions and events specified in the Plan). Shares covered by the unexercised portion of an award that terminates, expires or is canceled or settled in cash, shares forfeited or repurchased under the Plan, and shares withheld or surrendered in order to pay the exercise or purchase price under an award or to satisfy the tax withholding obligations associated with the exercise, vesting or settlement of an award will again become available for issuance under the Plan.

Generally, the Incentive Plan Committee administers the Plan, and has discretion to select the persons to whom awards will be made under the Plan and prescribe the terms and conditions of each award under the Plan, subject to the delegation of authority to Mr. Yemin with respect to some equity awards, as discussed above under "Committees of the Board – Incentive Plan Committee." For a description of the Incentive Plan Committee's delegation of authority to grant equity awards, you should read the narrative discussion on page 12 of this Proxy Statement.

The Board of Directors also has the power to administer the Plan. With respect to the application of the plan to non-employee directors, the disinterested members of the Board of Directors have sole responsibility and authority for matters relating to the grant and administration of awards.

The exercise or base price of all NQSOs and SARs awarded to our NEOs under the Plan is set at or above market price at the time of the award. For a description of how the grant dates of certain equity awards are predetermined with reference to the expected release of material non-public information, you should read the narrative discussion under the heading "Incentive Plan Committee" beginning on page 12 of this Proxy Statement.

From the inception of the Plan through May 2009, all employee NQSOs under the Plan were awarded in two simultaneous grants. 75% of the NQSOs awarded were exercisable at the greater of $16.00 (the initial public offering price of our stock) or the market price of the stock on the grant date, and the remaining 25% of the NQSOs awarded were exercisable at $21.00 or, if the market price exceeded $16.00 on the grant date, 140% of the market price on the grant date. Since June 2009, equity awards under the Plan have generally been subject to four year ratable vesting and exercise or base prices equal to the market price of our stock on the grant date. We define the market price of our stock as the NYSE closing price on the date of the grant, or the last previous NYSE closing price if the date of the grant occurs on a day when the NYSE is not open for trading.

Since the inception of the Plan, most awards of RSUs have vested ratably over four years and we expect this practice to continue with respect to RSU awards to employees. In contrast to appreciation awards such as NQSOs and SARs, we believe grants of full value awards such as RSUs are beneficial because they are provided at no cost (other than taxes) to the executive and provide further incentive for such individuals to remain with us. Additionally, holders of RSUs are credited with dividend equivalents for any cash dividends paid on the number of shares covered by the RSUs as a cash deferral, which deferral is settled in cash upon the vesting of the RSUs, thereby providing an additional element of compensation. In 2010, 32,000 RSUs were granted to our employees, including 17,000 to our NEOs.

Upon the closing of our initial public offering in May 2006, certain directors and employees (other than Mr. Yemin) received their first grants of NQSOs and RSUs under the Plan. In 2010, we continued to make initial grants of equity awards to newly hired employees based primarily upon an employee's responsibilities within the company. The initial equity grants are designed to assist in recruitment and retention. In addition, these initial equity grants provide our employees with an immediate stake in our performance and are intended to immediately align the interests of our directors, employees and stockholders by providing a direct incentive for directors and employees to focus on stockholder value. Between the closing of our initial public offering and its first anniversary in May 2007, the scale utilized for initial grants was equivalent to approximately 75% of the scale used at the time of the initial public offering. Since May 2007, the scale applied to the grants of equity awards to newly hired employees has been equivalent to approximately 50% of the amounts granted at the time of the initial public offering. Beginning in June 2010, our Board of Directors and its Incentive Plan Committee began using SARs, rather than NQSOs, as the primary form of appreciation awards under the Plan. We expect that SARs will be less dilutive to our stockholders and will require us to issue fewer shares under the Plan.

Beginning in June 2007, certain of our directors and employees (other than Mr. Yemin) have been granted an annual equity award each year on June 10 (one of our predetermined quarterly grant dates). The annual grant has been made to all employees who received equity awards under the Plan during the prior calendar year. The scale used for the annual grants has been approximately 10% of the scale used at the time of the initial public offering. The annual grants are designed to maintain the alignment of interests of our employees and stockholders for the long term.

We intend to continue our practice of providing long-term equity-based compensation through time-vested grants to certain employees, including our NEOs. We anticipate that future grants of SARs will generally have four-year ratable vesting and exercise prices equal to the price of our stock on the grant date. We also intend to continue our practice of making initial grants to new employees as well as annual grants in quantities less than the employee's initial grant. The Incentive Plan Committee does not currently consider gains from prior equity awards in setting other elements of compensation.

2009 Option Exchange Program. In May 2009, our Board of Directors and our stockholders approved an offer (the "Exchange Offer"), by the Company to eligible employees, including Messrs. Ginzburg and Daily, and directors of the Company and its subsidiaries, to exchange outstanding options to purchase shares of our Common Stock granted under the Plan with per share exercise prices ranging between $16.00 and $35.08, for new options to purchase fewer shares of our Common Stock at a lower exercise price. The Exchange Offer commenced on May 13, 2009 and expired on June 10, 2009. Pursuant to the Exchange Offer, we accepted for exchange options to purchase an aggregate of 1,398,641 shares of our Common Stock, representing 84.28% of the 1,659,589 shares covered by the options that were eligible to be tendered in the Exchange Offer. In accordance with the terms and conditions of the Exchange Offer, we granted replacement options to purchase 803,385 shares of Common Stock in exchange for the tendered options. The exercise price per share of each replacement option granted pursuant to the Offer is $9.17, the closing price of our Common Stock on the NYSE on June 10, 2009, the replacement option grant date.

Pursuant to the Exchange Offer, Messrs. Ginzburg and Daily each exchanged (a) 1,625 NQSOs granted in 2007 at an exercise price of $32.90 for 504 NQSOs granted under the Plan at an exercise price of $9.17 (to vest on June 10, 2011), (b) 4,875 NQSOs granted in 2008 at an exercise price of $16.00 for 1,088 NQSOs granted under the Plan at an exercise price of $9.17 (to vest on June 10, 2011) and (c) 1,625 NQSOs granted in 2008 at an exercise price of $21.00 for 813 NQSOs granted under the Plan at an exercise price of $9.17 (to vest on June 10, 2012).

Fringe Benefits, Perquisites and Severance Provisions

Our NEOs are eligible to participate in the benefit plans generally available to all of our employees, which include health, dental, life insurance, vision and disability insurance. We also sponsor a voluntary 401(k) Employee Retirement Savings Plan ("401(k) Plan") for eligible employees administered by Fidelity Management Trust Company. Employees must be at least 21 years of age with at least 1,000 hours worked to be eligible to participate in the 401(k) Plan. After the first anniversary of employment with us, we match employee contributions to the 401(k) Plan, including those by our NEOs, on a fully vested basis up to a maximum of six percent of eligible compensation.

Since the 2008 tax year, we have reimbursed our executive officers for the cost of professional preparation of their income tax returns. Because our executive officers are typically among our most highly compensated employees, their personal tax returns may be examined in connection with examinations of our tax returns. In addition, Exchange Act reporting requirements expose the executive officers' compensation to public scrutiny. We believe that encouraging our executive officers to seek professional tax advice will (a) mitigate the personal risks that accompany the heightened scrutiny of their compensation, (b) provide us with a retention and recruiting tool for executive officers, and (c) protect us from the negative publicity that could surround an executive officer's misstatement of his or her personal income tax liabilities.

In addition, we provide limited additional perquisites to our NEOs. Messrs. Yemin and Ginzburg are each provided with rent-free residence in a company-owned home, the use of a company-owned automobile, $1,000 per child per month to cover education expenses for their minor children and the cost of roundtrip business class airfare for two trips to Israel for themselves and their family as well as lodging and the use of an automobile while in Israel. Mr. Zamir is provided with the use of a company-owned automobile, $1,000 per child per month to cover education expenses for his minor children and the cost of roundtrip business class airfare for one trip to Israel for himself and his family. We reimburse all of our NEOs for the value of income taxes incurred as result of residence and airfare benefits, and we reimburse Mr. Ginzburg for the value of income taxes incurred as a result of vested RSUs. For a description of the perquisites paid to our NEOs for 2010, you should read the Summary Compensation Table beginning on page 22 of this Proxy Statement.

The employment agreements with our NEOs as well as the Plan may require us to provide compensation or other benefits to our NEOs in connection with certain events related to a termination of employment or an exchange transaction. The employment agreements may also allow us to "clawback" certain compensation from our NEOs in connection with certain terminations of employment by the NEO. For a description of the terms of these arrangements see "Potential Payments Upon Termination or Change-in-Control" beginning on page 27 of this Proxy Statement.

We have established these arrangements because we believe that providing NEOs with compensation and benefit arrangements upon termination or an exchange transaction is necessary for us to be competitive with compensation packages of our peer companies and assists us in recruiting and retaining talented executives. In addition, formalizing these benefits provides us with certainty in terms of our obligations to an eligible executive in the event that our relationship with any such executive is terminated.

Stock Ownership Requirements

We do not have express stock ownership guidelines.

Prohibition Against Speculative Transactions

Our Code of Business Conduct & Ethics, which applies to all of our employees and directors, prohibits speculative transactions in our stock such as short sales, puts, calls or other similar options to buy or sell our stock.

Guidelines For Trades By Insiders

We maintain policies that govern trading in our stock by officers and directors required to report under Section 16 of the Exchange Act, as well as certain other employees who may have regular access to material non-public information about us. These policies include pre-approval requirements for all trades and periodic trading "black-out" periods designed with reference to our quarterly financial reporting schedule. We also require pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act. To mitigate the potential for abuse, no trades are allowed under a trading plan within 30 days after adoption. In addition, we discourage termination or amendment of trading plans by prohibiting trades under new or amended plans within 90 days following a plan termination or amendment.

Conclusion

The foregoing discussion describes the compensation objectives and policies which were utilized with respect to our NEOs during 2010 and our intended compensation framework for 2011. In the future, as the Compensation Committee continues to review each element of the executive compensation program with respect to our NEOs, the objectives of our executive compensation program, as well as the methods which the Compensation Committee utilizes to determine both the types and amounts of compensation to award to our named executive officers, may change.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

Ezra Uzi Yemin, Chairman
Asaf Bartfeld
Carlos E. Jordá

Summary Compensation Table

The following Summary Compensation Table sets forth the compensation for our chief executive officer (Mr. Yemin), our chief financial officer (Mr. Cox), our three other most highly compensated executive officers for the fiscal year ended December 31, 2010 (Messrs. Ginzburg, Zamir and Daily) and an individual (Mr. Gregory) for whom disclosure would have been provided but for the fact that he was not serving as an executive officer at December 31, 2010. The table also provides comparative information for these officers for the two prior fiscal years. We refer to these individuals collectively herein as our "named executive officers" or "NEOs." The footnotes to the Summary Compensation Table set forth narrative discussions of the material factors necessary to understand the information disclosed in the table.

(a) Name and Principal Position	(b) Fiscal Year	(c) Salary*		(d) Bonus		(e) Stock Awards	(f) Option Awards	(i) All Other Compensation	(j) Total
		($)	(%)(1)	($)(2)	(%)(1)	($)(3)	($)(4)	($)	($)
Ezra Uzi Yemin President / CEO	2010	468,000	48.1	0	0.0	0	0	504,677 (5)	972,677
	2009	486,000	13.7	0	0.0	0	2,767,201	290,502	3,543,703
	2008	288,000	28.0	400,000	38.9	0	0	339,092	1,027,092
Mark B. Cox Executive VP / CFO	2010	240,000	48.0	228,058	45.6	0	24,505	7,050	499,613
	2009 (6)	73,846	13.5	50,000	9.1	249,600	174,217	263	547,926
	2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Assaf Ginzburg Executive VP	2010	233,077	52.0	50,000	11.1	0	24,505	141,021 (7)	448,603
	2009	213,077	23.2	50,000	5.4	275,100	310,619	71,587	920,383
	2008	180,000	61.9	50,000	17.2	0	17,196	43,590	290,786
Harry P. (Pete) Daily COO of Delek Marketing & Supply, LP	2010	199,615	48.9	30,000	7.3	33,000	127,105	18,458 (8)	408,178
	2009	189,154	80.7	0	0.0	0	28,217	16,951	234,322
	2008	170,919	71.3	35,000	14.6	0	17,176	16,482	239,577
Igal Zamir President of MAPCO Express, Inc.	2010	220,000	50.3	120,000	27.4	0	24,505	72,735 (9)	437,240
	2009 (10)	121,000	21.0	50,000	8.7	137,550	173,853	93,912	576,316
	2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Lynwood Gregory Former Senior VP	2010 (11)	151,846	24.2	0	0.0	100,440	24,505	349,741 (12)	626,532
	2009	212,154	81.9	0	0.0	0	27,695	19,200	259,049
	2008	205,000	75.6	35,000	12.9	0	17,196	13,800	270,996

* Represents 26, 27 and 26 bi-weekly pay periods during the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

(1) This column represents the dollar amount as a percentage of the Total Compensation figure set forth in column (j).

(2) Bonuses for the 2010 fiscal year consist of bonuses of $50,000 paid to each of Messrs. Ginzburg and Zamir and $30,000 paid to Mr. Daily pursuant to their respective employment agreements, two special bonuses in the aggregate amount of $228,058 paid to Mr. Cox and a special bonus in the amount of $70,000 paid to Mr. Zamir. Bonuses for the 2009 fiscal year consist of bonuses of $50,000 paid to each of Messrs. Cox and Ginzburg pursuant to their respective employment agreements. Bonuses for the 2008 fiscal year consist of a special bonus paid in September 2008 to Mr. Yemin and annual bonuses paid in March 2009 to Messrs, Ginzburg, Daily and Gregory.

(3) This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes for the fair value of RSUs granted in 2010 under the Plan. Fair value is calculated using the closing price of our stock on the date of grant. The grant date fair value for the 2010 grants was $8.37 for Mr. Gregory and $6.60 for Mr. Daily. Assumptions used in the calculation of this amount for the 2010 fiscal year are included in footnote 11 to our audited financial statements for the 2010 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 11, 2011.

(4) This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes for the fair value of SAR and NQSO awards pursuant to the Plan. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of this amount for the 2010 fiscal year are included in footnote 11 to our audited financial statements for the 2010 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 11, 2011.

(5) For the fiscal year 2010, the amount in this column includes dividend equivalents in the amount of $200,112, matching contributions to the Company's 401(k) Plan in the amount of $17,706 and the incremental costs of the following perquisites and other payments received: rent-free residence in a company-owned house in the amount of $129,975, reimbursement of the value of income taxes incurred as a result of the residence benefit in the amount of $69,986, a family education allowance in the amount of $36,000, the value of roundtrip airfare to Israel for himself and his family in the amount of $26,918 and reimbursement of the value of income taxes incurred as a result of the airfare benefit, personal use of a company-owned automobile, professional tax preparation fees and home telephone. We calculated the aggregate incremental cost of Mr. Yemin's residence as the fair rental value of the property. We calculated the aggregate incremental cost of the education allowance and tax reimbursement as the dollar amount paid by us for each.

(6) Mr. Cox commenced employment with us on September 8, 2009.

(7) For the fiscal year 2010, the amount in this column includes matching contributions to the Company's 401(k) Plan in the amount of $16,893 and the incremental costs of the following perquisites: reimbursement in the amount of $42,875 for the value of income taxes incurred as a result of vested RSUs, rent-free residence in a company-owned house, a family education allowance, personal use of a company-owned automobile, professional tax preparation fees, the value of roundtrip airfare to Israel for Mr. Ginzburg and his family and reimbursement of the value of income taxes incurred as a result of the residence and airfare and benefits.

(8) For the fiscal year 2010, the amount in this column includes matching contributions to the Company's 401(k) Plan in the amount of $12,070 and the incremental costs of the following perquisite: professional tax preparation fees.

(9) For the fiscal year 2010, the amount in this column includes the incremental costs of the following perquisites: a family education allowance in the amount of $37,347, personal use of a company-owned automobile, professional tax preparation fees, the value of roundtrip airfare to Israel for Mr. Zamir and his family and reimbursement of the value of income taxes incurred as a result of the airfare benefit.

(10) Mr. Zamir commenced employment with us on June 10, 2009.

(11) Mr. Gregory's employment with us terminated on September 15, 2010.

(12) For the fiscal year 2010, the amount in this column includes accrued vacation paid in the amount of $16,154 and a severance payment of $315,000.

Grants of Plan Based Awards in 2010

The following table provides information regarding plan-based awards granted to our NEOs during fiscal year 2010.

Name	Grant Date	Authorization Date	Stock Awards: Number of Shares of Stock or Units (#)	Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share) (1)	Grant Date Fair Value of Stock and Option Awards (2)
Ezra Uzi Yemin	n/a	n/a	0	0	n/a	n/a
Mark B. Cox	6/10/2010	5/18/2010	0	6,500	6.98	$24,505
	6/10/2010	5/18/2010	0	6,500	6.98	$24,505
Harry P. Daily	9/10/2010	8/3/2010	5,000	0	n/a	$33,000
	9/10/2010	8/3/2010	0	30,000	6.60	$102,600
Assaf Ginzburg	6/10/2010	5/18/2010	0	6,500	6.98	$24,505
Igal Zamir	6/10/2010	5/18/2010	0	6,500	6.98	$24,505
Lynwood Gregory	3/10/2010	2/23/2010	12,000	0	n/a	$100,440
	6/10/2010	5/18/2010	0	6,500	6.98	$24,505

(1) For a description of the manner in which we determine the exercise prices of SARs and NQSOs under the Plan, you should read the discussion at page 18 of this Proxy Statement.

(2) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes over the expected term of the grant. Assumptions used in the calculation of this amount for the 2010 fiscal year are included in footnote 11 to our audited financial statements for the 2010 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 11, 2011.

Yemin Employment Agreement. Upon the expiration of Mr. Yemin's prior employment agreement in April 2009, we engaged AON/Radford to provide a chief executive officer total compensation analysis and target compensation report. AON/Radford reviewed published industry survey data for companies of similar size and scope as well as chief executive officer compensation data from our comparator companies. Based upon its research, AON/Radford recommended minimum, target and maximum compensation levels for Mr. Yemin divided into base salary, cash bonus and long-term incentive components. On September 25, 2009, the Board of Directors approved, and the Company entered into, an employment agreement with Mr. Yemin. The total compensation package set forth in the agreement is approximately equivalent to AON/Radford's minimum recommendation.

The agreement is effective May 1, 2009 and terminates October 31, 2013. Under the terms of the agreement, Mr. Yemin will continue to serve as the Company's President and Chief Executive Officer, will receive a base monthly salary of $39,000 retroactive to January 1, 2009 and will be eligible to receive bonuses at the discretion of the Board. During his employment, he will also continue to receive the following perquisites: rent-free residence in a Company-owned home, the option to purchase the residence at the greater of the Company's cost or fair market value, the use of a Company-owned automobile, the cost of reasonable personal travel to Israel during each calendar year for himself, his spouse and each of his minor children (including roundtrip airfare and ground transportation and lodging for up to seven days), an education allowance of $1,000 per month for each of his minor children and the reasonable costs of professional preparation of his personal income tax return(s). Income taxes incurred by Mr. Yemin on residence and airfare benefits will continue to be grossed up and reimbursed to him at his marginal tax rate.

Under the terms of the agreement, Mr. Yemin was granted 1,850,040 SARs on September 30, 2009. The SARs will expire upon the earlier of the first anniversary of Mr. Yemin's termination of employment or October 31, 2014 (the first anniversary of the expiration of the agreement). In general, unvested SARs will expire immediately upon Mr. Yemin's termination of employment. The SARs may be settled in shares of Common Stock or cash at the Company's sole discretion. During the term of the SARs, the Company will also pay dividend equivalents in cash to Mr. Yemin on all shares subject to outstanding vested and unvested SARs.

Mr. Yemin may receive certain benefits upon the expiration or termination of his employment under the employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms of Mr. Yemin's employment agreement.

Cox Employment Agreement. In connection with our hiring of Mr. Cox as our Executive Vice President and Chief Financial Officer, we entered into an employment agreement with him on August 25, 2009. Under the terms of the agreement, Mr. Cox received a base salary of $240,000 and was paid a cash contract bonus of $50,000. On January 1, 2011, his base compensation increased to $260,000 and he was paid a second contract bonus of $50,000. If annual cash bonuses are generally paid to employees during the contract term for service during the preceding calendar year, Mr. Cox is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. During his employment, he will also receive the reasonable costs of professional preparation of his personal income tax return(s) and was paid $100,000 in 2010 for the loss he incurred on the sale of his Texas home.

Under the terms of the agreement, Mr. Cox was granted 30,000 RSUs and a NQSO to purchase 60,000 shares of our Common Stock. The RSUs and NQSO were granted on September 10, 2009 and will vest ratably over the first four anniversaries of the grant date. Pursuant to our standard policies, NQSOs that vest or are vested upon termination of employment for any reason other than for cause will remain exercisable for 30 calendar days following termination of employment other than for cause.

Mr. Cox may receive certain benefits upon the expiration or termination of his employment under the employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms.

Ginzburg Employment Agreement. On May 7, 2009, we entered into an employment agreement with Mr. Ginzburg. Under the terms of the agreement, Mr. Ginzburg will be employed for a period of three years commencing May 1, 2009.

Mr. Ginzburg received a base salary of $220,000 during the first twelve months of the contract term, $240,000 during the second twelve months of the contract term and will receive $260,000 during the final twelve months of the contract term. In addition, he has received and will continue to receive a cash contract bonus of $50,000 upon the commencement of each twelve month period of the contract term. If annual cash bonuses are generally paid to employees during the contract term for service during the preceding calendar year, Mr. Ginzburg is guaranteed an annual cash bonus between 33% and 75% of his respective base salary at the end of the bonus year.

Under the terms of the agreement, Mr. Ginzburg was granted a NQSO to purchase 90,000 shares of our Common Stock and 30,000 RSUs. The NQSOs and RSUs granted to Mr. Ginzburg will vest ratably over the first three anniversaries of the grant date. NQSOs that vest or are vested upon termination of employment for any reason other than for cause will remain exercisable for one year following termination of employment other than for cause.

Mr. Ginzburg will continue to receive his current tax preparation, airfare, residence and automobile perquisites. Beginning May 1, 2009, Mr. Ginzburg is entitled to an education stipend of $1,000 per month for each of his minor children. Mr. Ginzburg's perquisites will continue for six months following termination of employment with us at any time and for any reason other than termination by us for cause. Taxes incurred by Mr. Ginzburg on vested RSUs, airfare and residence perquisites will be grossed up at his marginal tax rate.

Mr. Ginzburg may receive certain benefits upon the expiration or termination of his employment under the employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms.

Zamir Employment Agreement. In connection with our hiring of Mr. Zamir, our wholly-owned subsidiary, MAPCO Express, Inc. entered into an employment agreement with him on June 10, 2009. Under the terms of the agreement, Mr. Zamir receives a base salary of $220,000 and up to three cash bonuses of $50,000 each. The first contract bonus was paid in June 2009, the second contract bonus was paid in June 2010 and third contract bonus will be payable on June 10, 2011. If annual cash bonuses are generally paid to employees during the contract term for service during the preceding calendar year, Mr. Zamir is guaranteed an annual cash bonus between 25% and 75% of his base salary at the end of the bonus year. During his employment, Mr. Zamir will also receive the reasonable costs of professional preparation of his personal income tax return(s), the reasonable cost of one personal trip to Israel during each calendar year (including roundtrip business class airfare and ground transportation and lodging for up to an aggregate of fourteen calendar days) for himself, his spouse and his minor children, the personal use of a company-owned automobile and an education allowance of $1,000 per month for each of his minor children. Income taxes incurred by Mr. Zamir as a result of his airfare perquisites will be grossed up at his marginal tax rate.

Under the terms of the agreement, Mr. Zamir was granted 15,000 RSUs and a NQSO to purchase 54,000 shares of our Common Stock. The RSUs and NQSO were granted on June 10, 2009 and will vest ratably over the first three anniversaries of the grant date. Pursuant to our standard policies, NQSOs that vest or are vested upon termination of Mr. Zamir's employment for any reason other than for cause will remain exercisable for 30 calendar days following termination of his employment.

Mr. Zamir may receive certain benefits upon the expiration or termination of his employment under the employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms.

Daily Employment Agreement. We entered into an employment agreement with Mr. Daily on August 3, 2010. Under the terms of the agreement, Mr. Daily will receive a base salary of $215,000 and was paid a cash contract bonus of $30,000. If annual cash bonuses are generally paid to employees during the contract term for service during the preceding calendar year, Mr. Daily may be paid an annual cash bonus in an amount up to 75% of his base salary at the end of the bonus year.

Under the terms of the agreement, Mr. Daily was granted 5,000 RSUs and SARs with respect to 30,000 shares of our Common Stock. The RSUs and SARs were granted on September 10, 2010 and will vest ratably over the first four anniversaries of the grant date. Pursuant to our standard policies, SARs that vest or are vested upon termination of employment for any reason other than for cause will remain exercisable for 30 calendar days following termination of employment other than for cause.

Mr. Daily may receive certain benefits upon the expiration or termination of his employment under the employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 27 of this Proxy Statement for further discussion of these terms.

2006 Long-Term Incentive Plan and Equity Grants. All NQSO, SAR and RSU grants in 2010 were made pursuant to the Plan including grants made to NEOs. For a description of the Plan and the material terms of the awards reported in the Grants of Plan Based Awards in 2010 table, you should read the discussion beginning at page 23 of this Proxy Statement.

Outstanding Equity Awards at December 31, 2010

The following table provides information about the number of outstanding equity awards held by our NEOs at December 31, 2010.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
Ezra Uzi Yemin (4)	640,440	0	8.57	10/31/2014 (2)	n/a	n/a
	246,400	0	12.40	10/31/2014 (2)		
	201,600	44,800 (3)	13.20	10/31/2014 (2)		
	0	246,400 (5)	14.00	10/31/2014 (2)		
	0	246,400 (6)	14.80	10/31/2014 (2)		
	0	224,000 (7)	15.60	10/31/2014 (2)		
Mark B. Cox	15,000	45,000 (8)	8.32	9/10/2019	22,500 (8)	163,800
	0	6,500 (9)	6.98	6/10/2020		
Harry P. Daily	1,625	4,875 (10)	9.17	6/10/2019	5,000 (12)	36,400
	27,049	2,405 (11)	9.17	6/10/2019		
	0	6,500 (9)	6.98	6/10/2020		
	0	30,000 (12)	6.60	9/10/2020		
Assaf Ginzburg	30,000	60,000 (13)	9.17	6/10/2019	20,000 (13)	145,600
	45,111	2,405 (11)	9.17	6/10/2019		
	0	6,500 (9)	6.98	6/10/2020		
Igal Zamir	18,000	36,000 (14)	9.17	6/10/2019	10,000 (14)	72,800
	0	6,500 (9)	6.98	6/10/2020		
Lynwood Gregory	43,128	0	9.17	6/10/2019	0	n/a
	6,500	0	6.98	6/10/2010		

(1) Amounts in this column are based upon a price of $7.28 per share which was the NYSE closing price of our Common Stock on December 31, 2010.

(2) The SARs terminate upon the earlier of (i) the one-year anniversary of Mr. Yemin's termination of his employment agreement for any reason, or (ii) October 31, 2014.

(3) 22,400 SARs vest on each of January 31, 2011 and February 28, 2011.

(4) Pursuant to his employment agreement, Mr. Yemin was granted 1,850,040 SARs on September 30, 2009 as follows:

SARs (#)	Vesting Date(s)	Base Price ($)
391,380	All vest on 3/31/2010	8.57
249,060	Vest monthly from 4/30/2010 – 10/31/2010	8.57
246,400	All vest on 3/31/2010	12.40
246,400	Vest monthly from 4/30/2010 – 2/28/2011	13.20
246,400	Vest monthly from 3/31/2011 – 1/31/2012	14.00
246,400	Vest monthly from 2/29/2012 – 12/31/2012	14.80
224,000	Vest monthly from 1/31/2013 – 10/31/2013	15.60

(5) The SARs vest ratably on the last day of each calendar month beginning March 31, 2011 and ending January 31, 2012.

(6) The SARs vest ratably on the last day of each calendar month beginning February 29, 2012 and ending December 31, 2012.

(7) The SARs vest ratably on the last day of each calendar month beginning January 31, 2013 and ending October 31, 2013.

(8) 15,000 NQSOs and 7,500 RSUs vest on each of September 10, 2011, 2012 and 2013.

(9) 1,625 SARS vest on each of June 10, 2011, 2012, 2013 and 2014.

(10) 1,625 NQSOs vest on each of June 10, 2011, 2012 and 2013.

(11) On June 10, 2007, Messrs. Ginzburg and Daily were each granted 1,625 NQSOs under the Plan at an exercise price of $32.90 (to vest on June 10, 2011). In June 2009, subject to the Exchange Offer described on page 19 of this Proxy Statement, Messrs. Ginzburg and Daily each exchanged these 1,625 NQSOs for 504 NQSOs granted under the Plan at an exercise price of $9.17 (to vest on June 10, 2011). On June 10, 2008, Messrs. Ginzburg and Daily were each granted 4,875 NQSOs under the Plan at an exercise price of $16.00 (to vest ratably on the first three anniversaries of the grant date) and 1,625 NQSOs under the Plan at an exercise price of $21.00 (to vest on June 10, 2012). In June 2009, subject to the Exchange Offer, Messrs. Ginzburg and Daily each exchanged the 4,875 NQSOs and 1,625 NQSOs granted in 2008 for 1,088 and 813 NQSOs, respectively, granted under the Plan at an exercise price of $9.17 (to vest on June 10, 2011 and June 10, 2012, respectively).

(12) 7,500 SARs and 1,250 RSUs vest on each of September 10, 2011, 2012, 2013 and 2014.

(13) 30,000 NQSOs and 10,000 RSUs vest on each of June 10, 2011 and 2012.

(14) 18,000 NQSOs and 5,000 RSUs vest on each of June 10, 2011 and 2012.

Option Exercises and Stock Vested in 2010

The following table provides information about NQSO and SAR exercises by, and the vesting of RSUs for, our NEOs during fiscal year 2010.

	Option Awards		Stock Awards		
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(1)
Ezra Uzi Yemin (2)	638,909	7,217,627	0		n/a
Mark B. Cox	0	n/a	7,500	(3)	49,500
Harry P. Daily	0	n/a	1,500	(4)	10,650
Assaf Ginzburg	0	n/a	11,500	(5)	79,625
Igal Zamir	0	n/a	5,000	(6)	34,900
Lynwood Gregory	0	n/a	16,000	(7)	105,400

(1) The values in this column are based upon a value per share equal to the NYSE closing price of our Common Stock on the vesting dates.
(2) Mr. Yemin was granted share purchase rights in May 2004 pursuant to his prior employment agreement that were scheduled to expire on April 30, 2010. On February 21, 2010, Mr. Yemin exercised the remaining 1,319,493 share purchase rights in connection with a net share settlement. As a result, 638,909 shares of Common Stock were issued to him and 680,584 shares of Common Stock were withheld as a partial cashless exercise and to pay withholding taxes.
(3) All shares vested on September 10, 2010.
(4) All shares vested on September 5, 2010.
(5) 1,500 shares vested on May 9, 2010 and 10,000 shares vested on June 10, 2010.
(6) All shares vested on June 10, 2010.
(7) 4,000 shares vested on May 9, 2010 and 12,000 shares vested on September 10, 2010.

Potential Payments Upon Termination or Change-In-Control

The following tables disclose the estimated payments and benefits that would be provided to each of our NEOs, applying the assumptions that each of the triggering events relating to termination of employment and changes in control described in their respective employment agreements and the Plan took place on December 31, 2010 and their last day of employment was December 31, 2010. These amounts are in addition to benefits payable generally to our salaried employees. Due to a number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may differ. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

Name	Termination of Employment*		Change-In Control**	
Ezra Uzi Yemin	$87,600	(1)	$0	
Mark B. Cox	$127,385	(2)	$165,750	(3)
Harry P. Daily	$116,467	(4)	$58,750	(5)
Assaf Ginzburg	$302,673	(6)	$147,550	(7)
Igal Zamir	$135,385	(8)	$74,750	(9)
Lynwood Gregory	$331,154	(10)	n/a	

* The numbers in the "Termination of Employment" column assume that the Company terminated the NEO's employment without cause on December 31, 2010 and that any required advance notice provisions were satisfied. Except for the 6,500 SARs granted to each of Messrs. Cox, Green, Ginzburg and Zamir on June 10, 2010, no NQSOs or SARs would have provided value to our NEOs on December 31, 2010 because the exercise/base price of all such awards was above the $7.28 fair market value of our Common Stock.
** The numbers in the "Change-In-Control" column assume that an "exchange transaction" (as described on page 29 of this Proxy Statement) occurred on December 31, 2010. Except for the 6,500 SARs granted to each of Messrs. Cox, Green, Ginzburg and Zamir on June 10, 2010, no NQSOs or SARs would have provided value to our NEOs on December 31, 2010 because the exercise/base price of all such awards was above the $7.28 fair market value of our Common Stock.
(1) Consists of $39,000 in salary continuation and an accrued but unused vacation payment of $48,600.
(2) Consists of a $120,000 severance payment and $7,385 for the cost to continue health insurance for six months.
(3) Consists of the value of 6,500 SARs with a base price of $6.98 and 22,500 RSUs.
(4) Consists of a $107,500 severance payment, $5,659 for the cost to continue health insurance for six months and $3,308 for accrued but unused vacation.
(5) Consists of the value of 6,500 SARs with a base price of $6.98, 30,000 SARs with a base price of $6.60 and 5,000 RSUs.
(6) Consists of a $90,000 longevity payment, a $120,000 severance payment, $7,385 for the cost to continue health insurance for six months, a family education allowance of $12,000, $488 representing the value of 1,625 SARs with a base price of $6.98 and $72,800 representing the value of 10,000 RSUs.
(7) Consists of the value of 6,500 SARs with a base price of $6.98 and 20,000 RSUs at $7.28 per share.
(8) Consists of a $110,000 severance payment, $7,385 for the cost to continue health insurance for six months and a family education allowance of $18,000.
(9) Consists of the value of 6,500 SARs with a base price of $6.98 and 10,000 RSUs at $7.28 per share.
(10) Mr. Gregory's employment with us terminated in September 2010, and his separation payment consisted of a $315,000 severance

payment and $16,154 for accrued but unused vacation.

Yemin Employment Agreement. We have an employment agreement with Mr. Yemin which contains certain provisions relating to the termination of his employment. Either party may terminate the agreement prior to its expiration by providing one year advance written notice of termination. If Mr. Yemin's employment is terminated prior to the expiration of the agreement, Mr. Yemin will be paid one month of salary continuation and an amount equivalent to unused vacation days accrued through the date of termination. Accrued and unused sick leave is not paid to Mr. Yemin upon the termination of his employment agreement. If Mr. Yemin terminates his employment prior to its expiration without providing the required advance notice, he will not be entitled to one month of salary continuation and the Company may, among other things, "clawback" an amount equivalent to the amount of base salary Mr. Yemin would have earned during the required, but not provided, notice period.

Mr. Yemin's employment agreement also provides him with the option to purchase his residence from us following the termination of his employment (other than termination for cause). Under the terms of the option, Mr. Yemin may purchase the residence at a price equal to the greater of the cost we paid to purchase the residence or the fair market value of the residence. We do not believe that the option would have provided a quantifiable benefit to Mr. Yemin if he had exercised the option on December 31, 2010 because the option does not allow him to purchase the residence at less than fair market value.

If Mr. Yemin's employment agreement terminates because of his death, he will not be entitled to the above-noted payments and benefits, other than accrued and unused vacation. However, pursuant to our standard policies, for which the Company-paid premiums are disclosed in the summary compensation table, Mr. Yemin's beneficiaries would receive a death benefit equal to one and half times Mr. Yemin's salary at the time of death. Please see page 23 of this Proxy Statement for further discussion of the material terms of Mr. Yemin's employment agreement.

Ginzburg Employment Agreement. We have an employment agreement with Mr. Ginzburg which contains certain provisions relating to the termination of employment including, without limitation, the provision that the Company may immediately terminate employment at any time for cause and Mr. Ginzburg may terminate employment prior to the expiration of the contract term for a "good reason," as defined in the employment agreement.

Upon termination of employment by the Company at any time and for any reason other than for cause, or if employment is terminated by Mr. Ginzburg during the contract term for a good reason or after the contract term for any reason (provided that he provides at least 30 calendar days advance notice of termination), unvested NQSOs, SARs and RSUs will vest immediately to the extent that the awards would have vested had his employment with us continued for six months. NQSOs and SARs that vest or are vested upon termination of employment for any reason other than termination by us for cause will remain exercisable for one year following termination of his employment with us.

Upon termination of his employment by us at any time for any reason other than for cause, or if employment is terminated by Mr. Ginzburg during the contract term for a good reason or after the contract term for any reason (provided that he provides at least 30 calendar days advance notice of termination), Mr. Ginzburg will be entitled to an annual cash bonus (prorated for the period of employment during the applicable bonus year and paid only if annual cash bonuses are paid to other employees), a severance payment equal to 50% of his base salary (payable in the event of termination after the contract term by Mr. Ginzburg only if he provides at least 30 calendar days advance written notice of termination), accrued and unused vacation time, a longevity payment equal to $15,000 for each full year of his employment with us and the continuation of insurance, automobile and education allowance benefits for six months following termination.

If Mr. Ginzburg terminates employment before the expiration of the contract term other than for a good reason, he shall be entitled only to the longevity payment. However, if Mr. Ginzburg terminates employment before the expiration of the contract term without providing at least six months advance written notice, the Company may "clawback" (a) an amount equivalent to the amount of base salary Mr. Ginzburg would have earned during the required, but not provided, notice period and (b) the prorated amount of any contract bonus paid for an incomplete contract year.

Cox Employment Agreement. Upon termination of his employment by us for any reason other than for cause, Mr.

Cox will be entitled to a severance payment equal to 50% of his base salary and the continuation of insurance benefits for six months following termination. The Company may "clawback" a pro rata portion of the $50,000 contract bonus received by Mr. Cox on January 1, 2011 in the event that he terminates his employment employment on or before December 31, 2011.

Zamir Employment Agreement. Upon termination of employment by MAPCO for any reason other than for cause, Mr. Zamir will be entitled to a severance payment equal to 50% of his base salary and the continuation of insurance, automobile and education allowance benefits for six months following termination. If Mr. Zamir terminates his employment within the first three years following the commencement of his employment, the Company may "clawback" a pro rata portion of any contract bonus received within one year prior to such termination of employment.

Daily Employment Agreement. Upon termination of his employment by us for any reason other than for cause, Mr. Daily will be entitled to a severance payment equal to 50% of his base salary and the continuation of insurance benefits for six months following termination. The Company may "clawback" a pro rata portion of Mr. Daily's $30,000 contract bonus in the event that he terminates his employment on or before August 3, 2011.

2006 Long-Term Incentive Plan. Under the Plan and the applicable award agreements, any awards that are not vested at the time the participant's employment terminates will generally be forfeited unless our Board of Directors or Compensation Committee determines otherwise. Vested options that have not been exercised at the time of termination of employment will generally be forfeited unless they are exercised within 30 days after such termination. If an "exchange transaction" (as defined in the Plan) occurs with respect to our Common Stock, then, unless other arrangements are made, unvested awards granted under the Plan may be treated under either of two alternatives. They may be converted into economically equivalent awards with respect to the stock of the acquiring or successor company, or they may become fully vested and participate in the transaction value of the shares covered by the award (e.g., by exercise or cash out). Subject to the above, the disposition of unvested awards under the Plan in the event of an exchange transaction will be determined by our Board, in its discretion. For the purposes of the Plan, an "exchange transaction" includes certain mergers or other transactions which result in our holders of Common Stock receiving cash, stock or other property in exchange for or in connection with their shares of our Common Stock. For an illustration of the value of accelerated equity awards under the Plan assuming that an "exchange transaction" occurred on December 31, 2010, please see the "Change-In-Control" column in the "Potential Payments Upon Termination or Change-In-Control" table on page 27 of this Proxy Statement.

Director Compensation in 2010

The following table sets forth a summary of the compensation we paid to our non-management directors during fiscal year 2010.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards (3)	All Other Compensation	Total
Asaf Bartfeld	0	0	$0	0	$0
Gabriel Last	0	0	$0	0	$0
Zvi Greenfeld (4)	0	0	$0	$79,512 (5)	$79,512
Aharon Kacherginski	$20,915	0	0	0	$20,915
Shlomo Zohar	$20,915	0	0	0	$20,915
Carlos E. Jordá	$45,750	$10,470	$11,310	$1,459 (6)	$68,989
Charles H. Leonard	$46,375	$10,470	$11,310	$1,459 (6)	$69,614
Philip L. Maslowe	$48,250	$10,470	$11,310	$1,459 (6)	$71,489

(1) This column reports the amount of cash compensation earned in 2010 for Board and committee service.

(2) Messrs. Jordá, Leonard and Maslowe were each granted 1,500 RSUs on June 10, 2010 and none were vested on December 31, 2010. Amounts in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes. The grant date fair value of $6.98 was equal to the closing price of our Common Stock on the grant date. Assumptions used in the calculation of this amount for the 2010 fiscal year are included in footnote 11 to our audited financial statements for the 2010 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 11, 2011.

(3) Messrs. Jordá, Leonard and Maslowe were each granted 3,000 SARs on June 10, 2010 and none were vested on December 31, 2010. Amounts in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes. Pursuant to SEC rules, the amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value per share for the SARs was $3.77. Assumptions used in the calculation of this amount for the

2010 fiscal year are included in footnote 11 to our audited financial statements for the 2010 fiscal year included in our Annual Report on Form 10–K filed with the SEC on March 11, 2011.

(4) Mr. Greenfeld retired from our Board of Directors on May 4, 2010.

(5) Consists of fees paid pursuant to Mr. Greenfeld's amended and restated consulting agreement (discussed below).

(6) Consists of dividend equivalents paid upon vested RSUs.

We do not currently pay any director compensation to our employee-director, Mr. Yemin, or our non-employee directors who are affiliated with Delek Group, Messrs. Bartfeld and Last. The compensation framework for our other directors (Messrs. Kacherginski, Zohar, Jordá, Leonard and Maslowe) (the "Compensated Directors) was determined by the Board. Following a review of our director compensation by AON/Radford in December 2010, the Board adopted changes to our director compensation framework beginning with the 2011 fiscal year. These changes are described below. Future changes to cash and equity compensation for our directors will be determined by the Board.

Cash Compensation. During 2010, our Compensated Directors received an annual cash fee of $25,000 and an additional annual cash fee of $7,500 for serving as chairman of a Board committee. From among our Compensated Directors, only Messrs. Leonard and Maslowe serve as chairman of a Board committee. Messrs. Kacherginski and Zohar joined the Board in May 2010 and their annual fees were prorated to reflect their period of service. The Compensated Directors receive meeting fees of $1,500 per board meeting attended in person, $1,000 per committee meeting attended in person and half the fee otherwise due for meetings attended other than in person. We reimburse our directors for all reasonable expenses incurred for attending meetings and service on our Board. Beginning in 2011, our Compensated Directors will receive an annual cash fee of $35,000, an additional annual cash fee of $10,000 for serving as chairman of a Board committee and meeting fees of $2,000 per board meeting attended in person, $1,000 per committee meeting attended in person and half the meeting fee otherwise due for meetings attended other than in person.

Equity Compensation. On June 10, 2010, each of Messrs. Jordá, Leonard and Maslowe received SARs with respect to 3,000 shares of Common Stock. Each SAR has a base price per share of $6.98 and vests in equal amounts on the first four anniversaries of the grant date. Each of Messrs. Jordá, Leonard and Maslowe also received 1,500 RSUs on June 10, 2010 which will vest in equal amounts on the first four anniversaries of the grant date. Our Compensated Directors will each receive 6,000 RSUs in 2011 and 9,000 RSUs per year beginning in 2012. Beginning in 2011, equity awards to our Compensated Directors will vest on the first three anniversaries of the grant date and our Compensated Directors will no longer receive an annual grant of NQSOs or SARs. We intend to continue making annual grants of equity awards to each Compensated Director.

Other Compensation. As of May 1, 2005, we entered into an amended and restated consulting agreement with Greenfeld-Energy Consulting, Ltd. ("Greenfeld-Energy"), a company owned and controlled by Mr. Greenfeld. Under the consulting agreement, Mr. Greenfeld, who has extensive experience in the energy industry, assists management in determining the capital budget of the Tyler refinery and in evaluating our progress in completing capital projects. He also works with management to determine the most cost effective types and grades of crude oil to be purchased for our refinery, both for short and long-term production. Finally, Mr. Greenfeld works with our management to evaluate the progress of our crude optimization projects which are intended to increase our refinery's production and profitability. Pursuant to the consulting agreement, we compensated Greenfeld–Energy $7,670 per month commencing September 2005, plus reasonable expenses, for consulting services relating to the refining industry performed personally by Mr. Greenfeld. In April 2006, we paid Greenfeld–Energy a bonus of $70,000 for services rendered in 2005. In addition, Mr. Greenfeld was granted a NQSO under the Plan in May 2006 that allows him to purchase 130,000 shares of our Common Stock and vests ratably on the first five anniversaries of the grant date. The amended and restated agreement terminated in November 2010. As of December 31, 2010, the NQSO was vested and exercisable with respect to all 91,000 of the shares outstanding. All shares outstanding under the NQSO will expire on May 11, 2011. Mr. Greenfeld retired from our Board of Directors on May 4, 2010.

We granted NQSOs under the Plan to Mr. Bartfeld in December 2006 and Mr. Last in January 2007. The NQSOs vest ratably over the first four anniversaries of the grant date and allow each of them to purchase 28,000 shares of our Common Stock. All NQSOs granted to Messrs. Bartfeld and Last were fully vested as of December 31, 2010. These NQSOs were granted as special, one-time grants in consideration of their supervision and direction of the management and consulting services provided by Delek Group to us and not as compensation for their services as directors.

AUDIT COMMITTEE REPORT

Management is responsible for our system of internal controls and the overall financial reporting process. Our independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), and to issue a report thereon. The Audit Committee is responsible for overseeing management's conduct of the financial reporting process and systems of internal accounting and financial controls.

During 2010, the Audit Committee, which then included Messrs. Maslowe, Leonard and Jordá, reviewed and discussed with both management and our independent registered public accounting firm all annual and quarterly financial statements prior to their issuance. During 2010, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with U.S. generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence. Additionally, the Audit Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure, including its internal control over financial reporting.

Mr. Zohar joined the Audit Committee on March 8, 2011. Taking all of these reviews and discussions into account, all of the Audit Committee members, whose names are listed below, recommended to the Board of Directors that it approve the inclusion of the audited financial statements in our annual report on Form 10-K for the year ended December 31, 2010, for filing with the SEC. Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Audit Committee has recommended that the Board of Directors ask the stockholders to ratify the appointment of Ernst & Young at the Annual Meeting.

Members of the Audit Committee

Philip L. Maslowe, Chairman
Charles H. Leonard
Carlos E. Jordá
Shlomo Zohar

RELATIONSHIP WITH INDEPENDENT AUDITORS

The information required by Item 9(e) of Schedule 14A is filed under Item 14 (Principal Accountant Fees and Services) of our Form 10-K and is incorporated herein by reference.

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED ACCOUNTING FIRM FOR THE FISCAL YEAR 2011

The Audit Committee has appointed Ernst & Young LLP, as the independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2011. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will be offered the opportunity to make a statement if they so desire. They will also be available to respond to appropriate questions.

We are asking you to ratify the selection of Ernst & Young as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board of Directors is submitting the selection of Ernst & Young to our stockholders for ratification because we value your views on our independent registered public accounting firm and as a matter of good corporate practice. In the event that our stockholders fail to ratify the selection, it will be considered as a direction to the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

The Board of Directors recommends a vote "FOR" the ratification of Ernst & Young LLP as our independent public accounting firm.

PROPOSAL 3

ADVISORY VOTE ON THE EXECUTIVE COMPENSATION PROGRAM FOR OUR NAMED EXECUTIVE OFFICERS

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), enables our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the SEC's rules.

We are asking our stockholders to indicate their support for the compensation of our NEOs as disclosed in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation paid to our NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask the stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the stockholders approve, on an advisory basis, the executive compensation program for the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the United States Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, other related tables and disclosure, and narrative discussion, all as set forth under the caption "Executive Compensation" in the Proxy Statement."

Vote Required

The affirmative vote of holders of a majority of the shares of Common Stock issued, outstanding and entitled to vote, present or represented at the meeting, a quorum being present, is required for the adoption of this proposal. Broker non-votes with respect to this matter will be treated as neither a vote "for" nor a vote "against" the matter, although they will be counted in determining the number of votes required to attain a majority of the shares present or represented at the meeting and entitled to vote. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" the matter because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

The "say-on-pay" vote is advisory, and therefore is not binding on us, the Compensation Committee, the Incentive Plan Committee or the Board of Directors. However, the Board and its committees value the opinions of the stockholders and, to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, will consider the stockholders' concerns and the Board and its committees will evaluate whether any actions are necessary to address those concerns.

The Board of Directors recommends a vote "FOR" the approval of the above resolution.

PROPOSAL 4
ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON OUR EXECUTIVE COMPENSATION PROGRAM FOR NAMED EXECUTIVE OFFICERS

The Dodd-Frank Act also enables our stockholders to indicate how frequently we should seek an advisory vote (non-binding) on the executive compensation program for our NEOs as disclosed pursuant to the SEC's compensation disclosure rules. By voting on this proposal, stockholders may indicate whether they would prefer an advisory vote on our executive compensation program for our NEOs every year, once every two years, or once every three years.

After careful consideration of this proposal, the Board of Directors has determined that an advisory vote on our executive compensation program for our NEOs that occurs every three years is the most appropriate alternative based on a number of considerations, including the following:

- Our compensation program for our NEOs is designed to motivate executives to achieve long-term business goals. A vote held every three years would be more consistent with, and provide better input on the compensation of our NEOs relative to these long-term business goals;
- A three-year vote cycle gives the Board sufficient time to thoughtfully consider the results of the advisory vote and to implement any desired changes to our executive compensation policies and procedures; and
- A three-year cycle will provide investors sufficient time to evaluate the effectiveness of our compensation strategies over time and the related business outcomes of the Company.

The Board understands that our stockholders may have different views as to what is the best approach for the Company and looks forward to hearing from stockholders as to their preferences on the frequency of an advisory vote on compensation of our NEOs.

Vote Required

The proxy card provides the stockholders with the opportunity to choose among four alternatives with respect to this proposal (holding the vote every one, two or three years, or abstaining) and, therefore, stockholders will not be simply voting to approve or disapprove the Board's recommendation.

This proposal will be determined by plurality of votes cast by holders of shares entitled to vote, meaning the alternative that receives the greatest number of votes (holding the vote every one, two or three years) will be the frequency that stockholders choose. Abstentions will not be taken into account in determining the outcome of the vote. Brokers do not have discretion to vote uninstructed shares with respect to this proposal. Accordingly, if brokers do not receive voting instructions from beneficial owners of the shares, they will not be able to vote the shares and broker non-votes may occur with respect to this proposal. However, broker non-votes will not affect the outcome of the vote.

Although the vote on the frequency of the "say on pay" vote is advisory and nonbinding, the Board of Directors and its committees will take into account the outcome of the vote when considering the frequency of future advisory votes on compensation of our NEOs.

The Board of Directors recommends that you vote to hold an advisory vote on our executive compensation program for NEOs every three years.

STOCKHOLDER PROPOSALS

To be considered for inclusion in our Proxy Statement for our 2012 Annual Meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals must be in writing and submitted to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027, and must otherwise comply with the requirements of Rule 14a-8. The proposal must be received no later than December 3, 2011, for us to consider it for inclusion.

Stockholders who desire to present business at our 2012 Annual Meeting of stockholders, without inclusion in the Proxy Statement for such meeting, including a nomination of a candidate for election as director at such meeting, must notify our Secretary of such intent in accordance with our bylaws by writing to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027. To be timely, such notice must be received not later than January 2, 2012, nor earlier than December 3, 2011, provided that if the date of the Annual Meeting is advanced more than thirty calendar days prior to or delayed by more than thirty calendar days after the anniversary of the preceding year's Annual Meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the ninetieth calendar day prior to such Annual Meeting or the tenth calendar day following the day on which public disclosure of the date of such meeting is first made. The advance notice must also meet the other requirements of Section 2.02 of our bylaws. You may obtain a copy of our bylaws by writing to our Secretary at the address above.

INCORPORATION BY REFERENCE

We have elected to "incorporate by reference" certain information into this Proxy Statement. By incorporating by reference, we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement, except for information incorporated by reference that is superseded by information contained in this Proxy Statement. This Proxy Statement incorporates by reference information from our Form 10-K under Item 14, Principal Accounting Fees and Services. A copy of the Company's 2010 Form 10-K has been mailed to you along with this Proxy Statement and is available free of charge on our website, which is located at http://www.DelekUS.com.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K


Received SEC
APR 04 2011
Washington, DC 20549

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-32868

DELEK US HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2319066**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification no.)*
7102 Commerce Way Brentwood, Tennessee	**37027**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code
(615) 771-6701

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments of this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates as of June 30, 2010 was approximately $101,009,618, based upon the closing sale price of the registrant's common stock on the New York Stock Exchange on that date. For purposes of this calculation only, all directors, officers subject to Section 16(b) of the Securities Exchange Act of 1934, and 10% stockholders are deemed to be affiliates.

At March 4, 2011, there were 54,425,796 shares of common stock, $.01 par value, outstanding.

Documents incorporated by reference

Portions of the registrant's definitive Proxy Statement to be delivered to stockholders in connection with the 2011 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2010, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Unless otherwise indicated or the context requires otherwise, the terms "Delek," "we," "our," "company" and "us" are used in this report to refer to Delek US Holdings, Inc. and its consolidated subsidiaries. Statements in this Annual Report on Form 10-K, other than purely historical information, including statements regarding our plans, strategies, objectives, beliefs, expectations and intentions are forward looking statements. These forward looking statements generally are identified by the words "may," "will," "should," "could," "would," "predicts," "intends," "believes," "expects," "plans," "scheduled," "goal," "anticipates," "estimates" and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, including those discussed below and in Item 1A, Risk Factors, which may cause actual results to differ materially from the forward-looking statements. See also "Forward-Looking Statements" included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Annual Report on Form 10-K.

PART I

ITEM 1. *BUSINESS*

Company Overview

We are a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Delek US Holdings, Inc., a Delaware corporation formed in 2001, is the sole shareholder of MAPCO Express, Inc. ("Express"), MAPCO Fleet, Inc. ("Fleet"), Delek Refining, Inc. ("Refining"), Delek Finance, Inc. ("Finance") and Delek Marketing & Supply, Inc. ("Marketing"). Our business consists of three operating segments: refining, marketing and retail. Our refining segment operates a 60,000 barrels per day ("bpd") high conversion, moderate complexity, independent refinery in Tyler, Texas ("Tyler refinery"). Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operated terminals and owns and/or operates crude oil pipelines and associated tank farms in east Texas. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of approximately 412 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. We also own a 34.6% minority equity interest in Lion Oil Company, a privately held Arkansas corporation, which owns and operates a moderate conversion, independent refinery located in El Dorado, Arkansas with a design crude distillation capacity of 80,000 barrels per day, and other pipeline and product terminals.

We are a controlled company under the rules and regulations of the New York Stock Exchange where our shares are traded under the symbol "DK." As of December 31, 2010, approximately 73.0% of our outstanding shares were beneficially owned by Delek Group Ltd. ("Delek Group"), a conglomerate that is domiciled and publicly traded in Israel. Delek Group has significant interests in fuel supply businesses and is controlled indirectly by Mr. Itshak Sharon ("Tshuva").

The Tyler Refinery Fire

On November 20, 2008, an explosion and fire occurred at our 60,000 bpd refinery in Tyler, Texas. Some individuals have claimed injury and two of our employees died as a result of the event. The event caused damage to both our saturates gas plant and naphtha hydrotreater and resulted in a suspension of our refining operations until May 2009.

Several parallel investigations were commenced following the event, including our own investigation and investigations and inspections by the U.S. Department of Labor's Occupational Safety & Health Administration ("OSHA"), the U.S. Chemical Safety and Hazard Investigation Board ("CSB") and the U.S. Environmental Protection Agency ("EPA"). OSHA concluded its inspection in May 2009 and issued citations assessing an aggregate penalty of approximately $0.2 million. We are contesting these citations and do not believe that the outcome will have a material effect on our business, financial condition or results of operations. We cannot assure you as to the outcome of the other investigations, including possible civil penalties or other enforcement actions.

Currently we carry, and at the time of the incident we carried, insurance coverage of $1.0 billion in combined limits to insure against property damage and business interruption. Under these policies, we were subject to a

$5.0 million deductible for property damage insurance and a 45 calendar day waiting period for business interruption insurance. Delek received $141.4 million in proceeds from insurance claims arising from the explosion and fire. The insurance proceeds received in 2010 represent final payments on all outstanding property damage and business interruption insurance claims arising from the November 20, 2008 incident.

During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million, of which $12.8 million is included as business interruption proceeds and $4.2 million is included as property damage. We also recorded expenses during the year ended December 31, 2010 of $0.2 million, resulting in a net gain of $4.0 million related to property damage proceeds. During the year ended December 31, 2009, we recognized income from insurance proceeds of $116.0 million, of which $64.1 million is included as business interruption proceeds and $51.9 million is included as property damage. We also recorded expenses of $11.6 million resulting in a net gain of $40.3 million related to property damage proceeds. At December 31, 2008, a receivable of $8.4 million was recorded relating to the expected insurance proceeds covering certain losses incurred to limited commodity inventory exposure with the suspension of operations at the Tyler refinery. This receivable was reversed in January 2009 upon receipt of insurance proceeds.

Acquisitions

We have integrated the Tyler refinery acquisition, six convenience store chain acquisitions and a pipeline and terminal acquisition since our formation in May 2001. Our principal acquisitions since inception are summarized below:

Date	Acquired Company/Assets	Acquired From	Approximate Purchase Price(1)
May 2001	MAPCO Express, Inc., with 198 retail fuel and convenience stores	Williams Express, Inc.	$162.5 million
June 2001	36 retail fuel and convenience stores in Virginia	East Coast Oil Corporation	$40.1 million
February 2003	Seven retail fuel and convenience stores	Pilot Travel Centers	$11.9 million
April 2004	Williamson Oil Co., Inc., with 89 retail fuel and convenience stores in Alabama, and a wholesale fuel and merchandise operation	Williamson Oil Co., Inc.	$19.8 million, plus assumed debt of $28.6 million
April 2005	Refinery, pipeline and other refining, product terminal and crude oil pipeline assets located in and around Tyler, Texas, including physical inventories of crude oil, intermediates and light products	La Gloria Oil and Gas Company	$68.1 million, including $25.9 million of prepaid crude inventory and $38.4 million of assumed crude vendor liabilities
December 2005	21 retail fuel and convenience stores, a network of four dealer-operated stores, four undeveloped lots and inventory in the Nashville, Tennessee area	BP Products North America, Inc.	$35.5 million
July 2006	43 retail fuel and convenience stores located in Georgia and Tennessee	Fast Petroleum, Inc. and affiliates	$50.0 million, including $0.1 million of cash acquired
August 2006	Refined petroleum product terminals, seven pipelines, storage tanks, idle oil refinery equipment and rights under supply contracts	Pride Companies, L.P. and affiliates	$55.1 million
April 2007	107 retail fuel and convenience stores located in northern Georgia and southeastern Tennessee	Calfee Company of Dalton, Inc. and affiliates	$71.8 million, including $0.1 million of cash acquired

(1) Excludes transaction costs

Historically, we have grown through acquisitions, rather than by organic growth. We continually review acquisition and other growth opportunities in the refining, marketing, retail fuel and convenience store markets, as well as opportunities to acquire assets related to distribution logistics, such as pipelines, terminals and fuel storage facilities and may make acquisitions as we deem appropriate. We regularly assess the continued viability of our asset mix, reviewing for asset profitability, market saturation and, specifically in our retail segment, quality brand image. Please see Item 1A, Risk Factors, of this Annual Report on Form 10-K as well as our other filings with the SEC for a description of the risks and uncertainties that are inherent in our acquisition strategy.

Dispositions of Assets Held for Sale

In late 2008, we initiated a plan to market the retail segment's 36 Virginia stores for sale. As a result, our Virginia operations were reclassified to discontinued operations for accounting purposes. As of December 31, 2008, we had closed on the sale of 12 of the properties, which resulted in proceeds, net of expenses of $9.8 million. During 2009, we sold an additional 15 of the Virginia properties, which resulted in proceeds, net of expenses of $9.3 million. As of December 31, 2009, we ceased marketing the remaining nine Virginia locations for sale and, accordingly, we have restored these properties to normal operations. The results from the nine Virginia stores have been reclassified to normal operations and the assets and liabilities associated with remaining stores are reflected in the appropriate balance sheet classifications for all periods presented herein. We continued to operate these stores in 2010.

Information About Our Segments

We prepare segment information on the same basis that we review financial information for operational decision making purposes. Additional segment and financial information is contained in our segment results included in Item 6, Selected Financial Data, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Note 12, Segment Data, of our consolidated financial statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Refining Segment

We operate a high conversion, moderate complexity independent refinery with a design crude distillation capacity of 60,000 bpd, and an associated light products loading facility. The Tyler refinery is located in Tyler, Texas, and is the only supplier of a full range of refined petroleum products within a radius of approximately 100 miles. The Tyler refinery is located in the Gulf Coast region ("Gulf Coast region"), which is a defined area by the U.S. Department of Energy in which prices for products have historically differed from prices in the other four regional Petroleum Administration for Defense Districts, or areas of the country where refined products are produced and sold.

The Tyler refinery is situated on approximately 100 out of a total of approximately 600 contiguous acres of land (excluding pipelines) that we own in Tyler and adjacent areas. The Tyler refinery includes a fluid catalytic cracking ("FCC") unit and a delayed coker, enabling us to produce approximately 95% light products, including primarily a full range of gasoline, diesel, jet fuels, liquefied petroleum gas ("LPG") and natural gas liquids ("NGLs") and has a complexity of 9.5. For 2010, gasoline accounted for approximately 56.3% and diesel and jet fuels accounted for approximately 36.9% of the Tyler refinery's fiscal production.

As the only full range product supplier within 100 miles, we believe our location gives us a natural advantage over other suppliers. We believe the transportation cost of moving product into Tyler stands as a barrier for competitors. We see this differential as a margin enhancement.

Fuel Customers. We believe we have an advantage of being able to deliver nearly all of our gasoline and diesel fuel production into the local market using our terminal at the Tyler refinery. Our customers generally have strong credit profiles and include major oil companies, independent refiners and marketers, jobbers, distributors, utility and transportation companies, and independent retail fuel operators. The Tyler refinery's ten largest customers accounted for $1,080.4 million, or 64.4%, of net sales for the refining segment in 2010. One customer, ExxonMobil, accounted for $201.0 million, or 12.0% of our net sales in 2010. We have a contract with the U.S. government to supply jet fuel ("JP8") to various military facilities that expires in March 2011. The U.S. government solicits competitive bids for this contract annually. Although we have submitted a proposal in the formal process for a new contract, there can be no assurance that we will be awarded a new contract or, if awarded, the contract will be on acceptable terms. Sales under this contract totaled $71.9 million, or 4.3%, of the refining segment's 2010 net sales.

The Tyler refinery does not generally supply fuel to our retail fuel and convenience stores, since it is not located in the same geographic region as our stores.

Refinery Design and Production. The Tyler refinery has a crude oil processing unit with a 60,000 bpd atmospheric column and a 21,000 bpd vacuum tower. The other major process units at the Tyler refinery include a 20,200 bpd fluid catalytic cracking unit, a 6,500 bpd delayed coking unit, a 22,000 bpd naphtha hydrotreating unit, a 13,000 bpd gasoline hytrotreating unit, a 22,000 bpd distillate hydrotreating unit, a 17,500 bpd continuous regeneration reforming unit, a 5,000 bpd isomerization unit, and a sulfuric alkylation unit with a alkylate production capacity of 4,720 bpd.

The Tyler refinery is designed to mainly process light, sweet crude oil, which is typically a higher quality, more expensive crude oil than heavier and more sour crude oil. The Tyler refinery has access to five crude oil pipeline systems that allow us access to East Texas, West Texas, Gulf of Mexico and foreign crude oils. A small amount of local East Texas crude oil is also delivered to the Tyler refinery by truck. The table below sets forth information concerning crude oil received at the Tyler refinery in 2010:

Source	Percentage of Crude Oil Received
East Texas crude oil	25.8%
West Texas intermediate crude oil(1)	68.3%
West Texas sour crude oil	3.4%
Foreign sweet and other domestic crude oil	2.5%

(1) West Texas intermediate crude oil ("WTI") is a light, sweet crude oil characterized by an API gravity between 38 and 40 and a sulfur content of less than 0.4 weight percent that is used as a benchmark for other crude oils.

Upon delivery to the Tyler refinery, crude oil is sent to a distillation unit, where complex hydrocarbon molecules are separated into distinct boiling ranges. The processed crude oil is then treated in specific units of the Tyler refinery, and the resulting distilled and treated fuels are blended to create the desired finished fuel products. In the refining industry, a well established metric called the crack spread, is used as a benchmark for measuring a refinery's product margins by measuring the difference between the price of light products and crude oil. It represents the approximate gross margin resulting from processing one barrel of crude oil into three fifths of a barrel of gasoline and two fifths of a barrel of high sulfur diesel. Because we are located in the Gulf Coast region, we apply the Gulf Coast 5-3-2 crack spread ("Gulf Coast crack spread"), which we calculate using the market values of U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline and U.S. Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel) and the market value of WTI crude oil. U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline is a grade of gasoline commonly marketed as Regular Unleaded at retail locations. U.S. Gulf Coast Pipeline No. 2 Heating Oil is a petroleum distillate that can be used as either a diesel fuel or a fuel oil. This is the standard by which other distillate products (such as ultra low sulfur diesel) are priced. U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline and U.S. Gulf Coast Pipeline No. 2 Heating Oil are prices for which the products trade in the Gulf Coast region.

A summary of our production output for 2010 follows:

- *Gasoline.* Gasoline accounted for approximately 56.3% of the Tyler refinery's production. The Tyler refinery produces two grades of conventional gasoline (premium — 93 octane and regular — 87 octane), as well as aviation gasoline. Effective January 1, 2008, we began offering E-10 products which contain 90% conventional fuel and 10% ethanol.

- *Diesel/jet fuels.* Diesel and jet fuel products accounted for approximately 36.9% of the Tyler refinery's production. Diesel and jet fuel products include military specification JP8, commercial jet fuel, low sulfur diesel, and ultra low sulfur diesel. Since September 2006, the Tyler refinery has produced primarily ultra low sulfur diesel.

- *Petrochemicals.* We produced small quantities of propane, refinery grade propylene and butanes.
- *Other products.* We produced small quantities of other products, including petroleum coke, slurry oil, sulfur and other blendstocks.

The table below sets forth information concerning the historical throughput and production at the Tyler refinery for the last three fiscal years.

	Year Ended December 31, 2010		Year Ended December 31, 2009(1)		Year Ended December 31, 2008(1)	
	Bpd	%	Bpd	%	Bpd	%
Refinery throughput (average barrels per day):						
Crude:						
Sweet	48,300	89.0%	46,053	85.6%	46,468	81.6%
Sour	1,700	3.1	3,251	6.0	5,215	9.2
Total crude	50,000	92.1	49,304	91.6	51,683	90.8
Other blendstocks(2)	4,286	7.9	4,498	8.4	5,239	9.2
Total refinery throughput	54,286	100.0%	53,802	100.0%	56,922	100.0%
Products produced (average barrels per day):						
Gasoline(3)	30,019	56.3%	28,707	54.9%	30,346	54.4%
Diesel/jet	19,669	36.9	19,206	36.7	20,857	37.4
Petrochemicals, LPG, NGLs	1,623	3.0	2,064	3.9	1,963	3.5
Other	2,012	3.8	2,350	4.5	2,607	4.7
Total production	53,323	100.0%	52,327	100.0%	55,773	100.0%

(1) The Tyler refinery did not operate during the period from the November 20, 2008 explosion and fire through May 18, 2009. This information has been calculated based on the 228 and 324 days that the Tyler refinery was operational in 2009 and 2008, respectively.

(2) Includes denatured ethanol.

(3) Includes E-10 product.

Capital Improvements. In 2010, the main focus of our refining capital improvements program was on regulatory spending, including the completion of the fractionation section of our MSAT II compliance project and the maintenance shop and warehouse relocation project.

The fourth quarter 2008 explosion and fire at the Tyler refinery resulted in a suspension in production from November 20, 2008 through May 18, 2009. In 2009, during this period of refinery shutdown, we moved forward with major unit turnarounds and the portions of the Crude Optimization capital projects which were previously slated to be completed in late 2009. Portions of the Crude Optimization projects were completed in the first half of 2009.

MSAT II Compliance Project

The purpose of the MSAT II project is to comply with the MSAT II regulations, which limit the annual average benzene content in gasoline beginning in January 2011. The project will consist of new fractionation equipment, Isomerization Unit modifications and a new catalyst for saturating benzene. The fractionation section was completed and placed in service in October 2010 and the Isomerization Unit modifications are planned for completion by the end of 2012.

Maintenance Shop and Warehouse Relocation Project

This project involved the construction of a single, new building outside of potential overpressure zones for personnel working in the existing maintenance shops and warehouse. The purpose of the project is to provide a safer working environment for maintenance and warehouse workers at the Tyler refinery by minimizing the risk of injury due to vapor cloud explosions, fires and releases of hazardous substances. The purchasing department employees were also relocated to this building due to synergies with the warehouse operation. This project began in 2009 and was completed in 2010.

Crude Optimization Projects

- *Deep Cut Project.* The Deep Cut project includes modifications to the Crude, Vacuum and Amine Regeneration Units (ARU) and the installation of a new Vacuum Heater, Coker Heater, a second ARU and a NaSH Unit. A significant portion of this project was completed in the first half of 2009. The installation of the second ARU and the NaSH Unit is expected to be completed by 2013. The completed portions of this project have given us the ability to run a "deeper cut" in the Vacuum Unit and allow the running of a heavier crude slate, although this capability will not be fully realized until we complete the remainder of the FCC Reactor revamp, discussed below. The installation of the second ARU and NaSH unit will further increase our sulfur capacity. Further, the new Coker Heater should allow much longer runs between decoking, which will reduce maintenance cost and increase the on-stream efficiency of the Coker.
- *Coker Valve Project.* The Coker Valve project involved installing Delta Valves on the bottom heads of both coke drums, modifying feed piping to coke drums and installing a new Coke crusher and conveyor system. We believe the installation of the Delta Valves has significantly improved the safety of the operation to remove coke from the coke drums and they will enable the Coker to run shorter cycles, thereby increasing effective capacity. The entire project should allow for the safe handling of shot coke that may be produced during deep cut operations on a heavy crude slate. This project was completed in the first half of 2009.
- *FCC Reactor Revamp.* We plan to modify the fractionation section of the FCC and install new catalyst section equipment, including a new reactor and catalyst stripper and make modifications to the riser. In the first half of 2009, we completed the fractionation section modifications, which will accommodate higher conversions expected from the FCC Reactor, once the catalyst section installations are complete. The remainder of this project is expected to be completed in 2014.

Gasoline Hydrotreater

In 2008, we completed the installation of a Gasoline Hydrotreater Unit at the Tyler refinery. The Gasoline Hydrotreater allowed the Tyler refinery to meet the Tier II gasoline specifications for sulfur in gasoline and eliminated the previous constraints on the sulfur content in crude selection because of the crude slate's impact on the sulfur content of the gasoline pool.

Storage Capacity. Storage capacity at or near the Tyler refinery, including tanks along the pipelines owned and/or operated by the marketing segment, totals approximately 2.5 million barrels, consisting of approximately 1.1 million barrels of crude oil storage and 1.4 million barrels of refined and intermediate product storage.

Supply and Distribution. Approximately 25.8% of the crude oil purchased for the Tyler refinery is East Texas crude oil. Most of the East Texas crude oil processed in the Tyler refinery is delivered to us by truck or through the pipelines owned and/or operated by the marketing segment from Nettleton Station in Longview, Texas. This represents an inherent cost advantage due to our ability to purchase crude oil on its way to the market, as opposed to purchasing from a market or trade location. The ability of the Tyler refinery to receive both domestic and foreign barrels affords us the opportunity to replace barrels with financially advantaged alternatives on short notice.

Our ability to access West Texas, Gulf of Mexico or foreign crude oils, when available, at competitive prices has been a significant competitive supply cost advantage at the Tyler refinery. These alternate supply sources allow us to optimize the Tyler refinery operation and utilization while also allowing us to more favorably negotiate the cost and quality of the local East Texas crude oil we purchase.

The vast majority of our transportation fuels and other products are sold by truck directly from the Tyler refinery. We operate a nine lane transportation fuels truck rack with a wide range of additive options, including proprietary packages dedicated for use by our major oil company customers. Capabilities at our rack include the ability to simultaneously blend finished components prior to loading trucks. LPG, NGLs and clarified slurry oil are sold by truck from dedicated loading facilities at the Tyler refinery. Effective January 1, 2008, we also began selling

E-10 products at our truck rack. We also have a pipeline connection for the sale of propane into a facility owned by Texas Eastman. We sell petroleum coke primarily by truck from the Tyler refinery. All of our ethanol is currently transported to the Tyler refinery by truck. Ethanol tank capacity is currently limited to 9,000 barrels.

Competition. The refining industry is highly competitive and includes fully integrated national and multinational oil companies engaged in many segments of the petroleum business, including exploration, production, transportation, refining, marketing and retail fuel and convenience stores. Our principal competitors are Texas Gulf Coast refiners, product terminal operators in the east Texas region and Calumet Lubricants in Shreveport, Louisiana. The principal competitive factors affecting the Tyler refinery operations are crude oil and other feedstock costs, refinery product margins, refinery efficiency, refinery product mix, and distribution and transportation costs. Certain of our competitors operate refineries that are larger and more complex and in different geographical regions than ours, and, as a result, could have lower per barrel costs, higher margins per barrel and throughput or utilization rates which are better than ours. We have no crude oil reserves and are not engaged in exploration or production. We believe, however, our geographic location provides an inherent advantage because our competitors have an inherent transportation cost to deliver products into the markets we serve. Our location allows for product pricing that is favorable in comparison to the U.S. Gulf Coast crack spread.

Marketing Segment

Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third party operated terminals. The segment also manages, through company-owned and leased pipelines, the transportation of crude to, and provides storage of crude for, the Tyler refinery. The marketing segment also provides marketing services to the Tyler refinery in the sales of its products through wholesale and contract sales. Finally, the marketing segment provides storage of ethanol to Express for blending with conventional gasoline using dedicated ethanol tankage located at a third-party owned terminal in Nashville, Tennessee.

Petroleum Product Marketing Terminals. Our marketing segment markets products through three company-owned terminals in San Angelo, Abilene and Tyler, Texas and third-party terminal operations in Aledo, Odessa, Big Springs and Frost, Texas. The San Angelo terminal began operations in 1991 and has operated continuously. The Abilene terminal began operations in the 1950's and has undergone routine upgrading. At each terminal, products are loaded on two loading lanes each having four bottom-loading arms. The loading racks are fully automated and unmanned during the night. The Tyler terminal was built in the 1970's and was most recently expanded in 1994. It is currently owned and operated by our refining segment, includes nine loading lanes and is fully automated and unmanned at night. We have in excess of 1,000,000 barrels of combined refined product storage tank capacity at Tye, Texas Station (a Magellan Pipeline Company, L.P. ("Magellan Pipeline") tie-in location) and our terminals in Abilene and San Angelo.

Pipelines. We own seven product pipelines of approximately 114 miles between our refined product terminals in Abilene and San Angelo, Texas, which includes a line connecting our facility to Dyess Air Force Base. These refined product pipelines include:

- an eight-inch pipeline from a Magellan Pipeline custody transfer point at Tye Station to the Abilene terminal;
- a 13.5 mile, four-inch pipeline from the Abilene terminal to the Magellan Pipeline tie-in;
- a 76.5 mile, six-inch pipeline system from the Magellan Pipeline tie-in to San Angelo; and
- three other local product pipelines.

We also own and/or operate pipelines, which consists of approximately 65 miles of crude oil lines that transport crude oil to the Tyler refinery. The following pump stations and terminals are also owned and/or leased by us:

- *Atlas Tank Farm:* One 150,000 barrel tank and one 300,000 barrel tank
- *Nettleton Station:* Five 55,000 barrel tanks
- *Bradford Station:* One 54,000 barrel tank and one 9,000 barrel tank
- *ARP Station:* Two 55,000 barrel tanks

Substantially all of our pipeline systems run across leased land or rights-of-way.

Supply Agreements. Substantially all of our petroleum products for sale in west Texas are purchased from two suppliers. Under a contract with Noble Petro, Inc. ("Noble"), we can purchase up to 20,350 bpd of petroleum products for the Abilene terminal for sales and exchange at Abilene and San Angelo. This agreement runs through December 31, 2017.

Additionally, we can purchase up to an additional 7,000 bpd of refined products under the terms of a contract with Magellan Asset Services, L.P. ("Magellan"). This agreement expires on December 14, 2015. The primary purpose of this second contract is to supply products at terminals in Aledo, Dallas, Frost and Odessa, Texas.

Customers. We have various types of customers including major oil companies such as ExxonMobil, independent refiners and marketers such as Murphy Oil, jobbers, distributors, utility and transportation companies, and independent retail fuel operators. In general, marketing customers typically come from within a 100-mile radius of our terminal operations. Our customers include, among others, ExxonMobil, Murphy Oil, and Susser Petroleum. One customer, Susser Petroleum, accounted for more than 13.9% of our marketing segment net sales and the top ten customers accounted for 55.0% of the marketing segment net sales in 2010. Pursuant to an arm's length services agreement, our marketing segment also provides marketing and sales services to the refining segment. In return for these services, the marketing segment receives a service fee based on the number of gallons sold from the refining segment plus a sharing of marketing margin above predetermined thresholds. Net fees received from the refining segment under this arrangement were $10.6 million and $11.0 million in 2010 and 2009, respectively, and were eliminated in consolidation.

Competition. Our company-owned refined product terminals compete with other independent terminal operators as well as integrated oil companies on the basis of terminal location, price, versatility and services provided. The costs associated with transporting products from a loading terminal to end users limit the geographic size of the market that can be served economically by any terminal. The two key markets in west Texas that we serve from our company-owned facilities are Abilene and San Angelo, Texas. We have direct competition from an independent refinery that markets through another terminal in the Abilene market. There are no competitive fuel loading terminals within approximately 90 miles of our San Angelo terminal.

Retail Segment

As of December 31, 2010, we operated 412 retail fuel and convenience stores, which are located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia, primarily under the MAPCO Express®, MAPCO Mart®, Discount Food Mart™, Fast Food and Fuel™, East Coast®, Delta Express® and Favorite Markets® brands. During the past three years we have reimaged 75 stores, in each instance conforming to the MAPCO Mart® brand. A reimaged location would typically include the re-configuring of the interior of the store including remodeling surfaces, as well as replacement of certain inside equipment, remodeling the exterior of the store, and new outdoor signage. During 2010, we spent $3.2 million reimaging 13 stores.

We believe that we have established strong brand recognition and market presence in the major retail markets in which we operate. Approximately 75% of our stores are concentrated in Tennessee and Alabama. The local markets where we have strong presence include Nashville, Chattanooga/Northern Georgia Corridor, and we are building a presence in Northern Alabama.

Our stores are positioned in high traffic areas and we operate a high concentration of sites in similar geographic regions to promote operational efficiencies. We employ a localized marketing strategy that focuses on the demographics surrounding each store and customizing product mix and promotional strategies to meet the needs of customers in those demographics. Our business model also incorporates a strong focus on controlling operating expenses and loss prevention, which continues to be an important element in the successful development of our retail segment.

Company-Operated Stores. The majority of our stores are open 24 hours per day and the remaining sites are open at least 14 hours per day. Our average store size is approximately 2,465 square feet with approximately 73% of our stores being 2,000 or more square feet.

Our retail fuel and convenience stores typically offer tobacco products and immediately consumable items such as non-alcoholic beverages, beer and a large variety of snacks and prepackaged items. A significant number of the sites also offer state sanctioned lottery games, ATM services and money orders. As of December 31, 2010, we operated 58 quick service restaurants in our store locations. In 36 of these locations, we offer national branded quick service food chains such as Quiznos®, Subway®, Krispy Krunchy Chicken® and Blimpie®. We also have a variety of proprietary in-house, quick service food offerings featuring fried chicken, breakfast biscuits, deli sandwiches and other hot foods.

Our convenience stores also offer MAPCO private label products in a number of categories. We successfully launched our first private label items in 2006. Recognizing early that these products bring a higher gross margin to the bottom line, as well as increasing value to our customers, we have embraced this market strategy. Our private label program provides a quality offering with a price point previously unavailable to our customers in a number of categories. Some of the most recent launches include salty snacks, teas and juices and energy drinks and shots. In the majority of our locations we offer the blending of ethanol in our finished gasoline products, allowing customers access to E-10 products.

Fuel Operations. For 2010, 2009 and 2008, our net fuel sales from continuing operations were 75.9%, 72.9%, and 79.5%, respectively, of total net sales from the continuing operations for our retail segment. The following table highlights certain information regarding our continuing fuel operations for these years:

	Year Ended December 31,		
	2010	2009(1)	2008(1)
Number of stores (end of period)	412	442	467
Average number of stores (during period)	428	459	467
Retail fuel sales (thousands of gallons)	423,509	434,159	435,665
Average retail gallons per average number of stores (thousands of gallons)	990	946	933
Retail fuel margin (cents per gallon)	$ 0.161	$ 0.136	$ 0.198

(1) All numbers in this table reflect only continuing operations.

We currently operate a fleet of delivery trucks that deliver approximately one-half of the fuel sold at our retail fuel and convenience stores. We believe that the operation of a proprietary truck fleet enables us to reduce fuel delivery expenses while enhancing service to our locations.

We purchased approximately 38% of the fuel sold at our retail fuel and convenience stores in 2010 from two suppliers under short-term contracts that extend through the second quarter of 2011. The remainder of our unbranded fuel is purchased from a variety of independent fuel distributors and other suppliers. We purchase fuel for our branded locations under contracts with BP, ExxonMobil, Shell, Conoco and Marathon. The price of fuel purchased is generally based on contracted differentials to local and regional price benchmarks. The initial terms of our supply agreements range from one year to 15 years and generally contain minimum monthly or annual purchase requirements. To date, we have met most of our purchase commitments under these contracts. We carried liabilities for failure to purchase required contractual volume minimums of $0.2 million and $0.3 million as of December 31, 2010 and 2009, respectively.

Merchandise Operations. For 2010, 2009 and 2008, our merchandise sales were 24.1%, 27.1%, and 20.5%, respectively, of total net sales for our retail segment. The following table highlights certain information regarding our continuing merchandise operations for these years:

	Year Ended December 31,		
	2010	2009(1)	2008(1)
Comparable store merchandise sales change (year over year)	4.3%	0.4%	(6.6)%
Merchandise margin	30.5%	30.9%	31.7%
Total merchandise sales (in thousands)	$384,106	$385,559	$387,377
Average number of stores (during period)	428	459	467
Average merchandise sales per average number of stores (in thousands)	$ 898	$ 840	$ 829

(1) All numbers in this table reflect only continuing operations.

We purchased approximately 59% of our general merchandise, including most tobacco products and grocery items, for 2010 from a single wholesale grocer, Core-Mark International, Inc. ("Core-Mark"). We entered into a contract with Core-Mark that expires at the end of 2013. Our other major suppliers include Coca-Cola®, Pepsi-Cola® and Frito Lay®.

Technology and Store Automation. We continue to invest in our technological infrastructure to enable us to better address the expectations of our customers and improve our operating efficiencies and inventory management.

Most of our stores are connected to a high speed data network and provide near real-time information to our merchandise pricing management and security systems. We believe that our systems provide us more rapid access to data, customized reports and greater ease of use. Our information technology systems help us reduce cash and merchandise shortages. Our information technology systems allow us to improve our profitability and strengthen operating and financial performance in multiple ways, including by:

- pricing fuel at individual stores on a daily basis, taking into account market behavior, daily changes in cost and the impact of pricing on in-store merchandise sales;
- allowing us to determine on a daily basis negative sales trends; for example, merchandise categories that are below budget or below the prior period's results; and
- integrating our security video with our point of sales transaction log in a searchable database that allows us to search for footage related to specific transactions enabling the identification of potentially fraudulent transactions and providing examples through which to train our employees.

Dealer-Operated Stores. Our retail segment also includes a wholesale fuel distribution network that supplies 57 dealer-operated retail locations. In 2010, our dealer net sales represented approximately 4.7% of net sales for our retail segment. Our business with dealers includes a variety of contractual arrangements in which we pay a commission to the dealer based on profits from the fuel sales, contractual arrangements in which we supply fuel and invoice the dealer for the cost of fuel plus an agreed upon margin and non-contractual arrangements in which dealers order fuel from us at their discretion.

Competition. The retail fuel and convenience store business is highly competitive. We compete on a store-by-store basis with other independent convenience store chains, independent owner-operators, major petroleum companies, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. Major competitive factors affecting us include location, ease of access, pricing, timely deliveries, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety. We believe we are able to effectively compete in the markets in which we operate because our market concentration in most of our markets allows us to gain better vendor support. Our retail segment strategy continues to center on operating a high concentration of sites in a similar geographic region to promote operational efficiencies. In addition, we use proprietary information technology that allows us to effectively manage our fuel sales and margin.

Minority Investment

We own a 34.6% minority interest in Lion Oil Company ("Lion Oil"), a privately held Arkansas corporation, which owns and operates a moderate conversion, independent refinery with a design crude distillation capacity of 80,000 barrels per day, three crude oil pipelines and refined product terminals in Memphis and Nashville, Tennessee. The refinery is located in El Dorado, Arkansas. The El Dorado refinery has the ability to produce and sell all consumer grades of gasoline, distillates, propanes, solvents, high sulfur diesel, low sulfur diesel, dyed low sulfur diesel, asphalt and protective coatings, specialty asphalt products and liquefied petroleum gas. Effective October 1, 2008, we are accounting for this interest using the cost method. See Note 6 of the Consolidated Financial Statements contained in Item 8, Financial Statements and Supplementary Data of this Annual Report on Form 10-K for further discussion.

We are required to review our cost-method investment for any diminishment of fair value in the instance where there are indicators that possible impairment has occurred. In the fourth quarter of 2010, these indicators included an evaluation of publicly-disclosed transactions in the refining sector, in conjunction with our internal reviews of potential transactions. We evaluated our investment using two methods, the comparable sales approach and the income approach. We utilized the most recent transactions of 2010 in determining value under the comparable sales approach. We updated assumptions in work done previously under the income approach, to refresh that method of looking at value. This evaluation resulted in the recognition of a $60.0 million non-cash impairment of our minority investment in the fourth quarter of 2010. Delek carried its investment in Lion Oil at $71.6 million and $131.6 million as of December 31, 2010 and 2009, respectively.

Governmental Regulation and Environmental Matters

Delek is subject to various federal, state and local environmental and safety laws enforced by agencies including the EPA, the U.S. Department of Transportation ("DOT") / Pipeline and Hazardous Materials Safety Administration ("PHMSA"), OSHA, the Texas Commission on Environmental Quality ("TCEQ"), the Texas Railroad Commission ("TRRC") and the Tennessee Department of Environment and Conservation ("TDEC") as well as numerous other state and federal agencies . These laws raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. While it is often difficult to quantify future environmental or safety related expenditures, Delek anticipates that continuing capital investments will be required for the foreseeable future to comply with existing and new regulations.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of the Tyler refinery's ordinary operations, waste is generated, some of which falls within the statutory definition of a "hazardous substance" and some of which may have been disposed of at sites that may require cleanup under Superfund. At this time, we have not been named as a potentially responsible party at any Superfund sites and under the terms of the Tyler refinery purchase agreement, we did not assume any liability for wastes disposed of at third party owned treatment, storage or disposal sites prior to our ownership.

We have recorded a liability of approximately $4.3 million as of December 31, 2010 primarily related to the probable estimated costs of remediating or otherwise addressing certain environmental issues of a non-capital nature at the Tyler refinery. This liability includes estimated costs for on-going investigation and remediation efforts for known contamination of soil and groundwater which were already being performed by the former owner, as well as estimated costs for additional issues which have been identified subsequent to the purchase. Approximately $1.5 million of the liability is expected to be expended over the next 12 months with the remaining balance of $2.8 million expendable by 2022.

In late 2004, the prior refinery owner began discussions with the United States EPA Region 6 and the United States Department of Justice ("DOJ") regarding certain Clean Air Act ("CAA") requirements at the Tyler refinery. Under the agreement by which we purchased the Tyler refinery, we agreed to be responsible for all cost of compliance under the settlement. A consent decree was entered by the Court and became effective on September 23, 2009. The consent decree does not allege any violations by Delek subsequent to the purchase of the Tyler refinery and the prior owner was responsible for payment of the assessed penalty. The capital projects required by the consent decree have been completed including a new electrical substation to increase operational reliability and additional sulfur removal capacity to address upsets. In addition, the consent decree requires certain on-going operational changes. We believe any costs resulting from these changes will not have a material adverse effect upon our business, financial condition or operations.

In October 2007, the TCEQ approved an Agreed Order that resolved alleged violations of certain air rules that had continued after the Tyler refinery was acquired. The Agreed Order required the Tyler refinery to pay a penalty and fund a Supplemental Environmental Project for which we had previously reserved adequate amounts. In addition, the Tyler refinery was required to implement certain corrective measures, which the company completed as specified in Agreed Order Docket No. 2006-1433-AIR-E, with one exception that was completed in 2010.

The EPA has issued final rules for gasoline formulation that required the reduction of average benzene content by January 1, 2011 and will require the reduction of maximum annual average benzene content by July 1, 2012. We completed a project to reduce gasoline benzene levels in the fourth quarter 2010. However, it may be necessary for us to purchase credits to comply with these content requirements and there can be no assurance that such credits will be available or that we will be able to purchase available credits at reasonable prices.

Various legislative and regulatory measures to address climate change and greenhouse gas ("GHG") emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. They include proposed and newly enacted federal regulation and state actions to develop statewide, regional or nationwide programs designed to control and reduce GHG emissions from fixed sources, such as the Tyler refinery, as well as mobile transportation sources. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that have been or may be adopted to restrict or reduce GHG emissions will likely require us to incur increased operating costs. If we are unable to maintain sales of our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. Further, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

Beginning with the 2010 calendar year, EPA rules require us to report GHG emissions from the Tyler refinery operations and consumer use of products produced at the Tyler refinery on an annual basis. While the cost of compliance with the rule is not material, data gathered under the rule may be used in the future to support additional regulation of GHGs. Beginning in January 2011, the EPA will begin regulating GHG emissions from refineries and other major sources through the Prevention of Significant Deterioration ("PSD") and Federal Operating Permit (Title V) programs. While these rules do not impose any limits or controls on GHG emissions from current operations, emission increases from future projects or operational changes, such as capacity increases, may be impacted and required to meet emission limits or technological requirements such as Best Available Control Technologies. EPA has announced their intent for further regulation of refinery GHG emissions through New Source Performance Standards ("NSPS") to be finalized in late 2011 or 2012. GHG regulation could also impact the consumption of refined products, thereby affecting the Tyler refinery operations.

In 2010, the EPA and the Department of Transportation's National Highway Traffic Safety Administration ("NHTSA") finalized new standards, raising the required Corporate Average Fuel Economy ("CAFE") of the nation's passenger fleet by 40% to approximately 35 mpg by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. Later in the year, EPA and the Department of Transportation also announced their intention to propose first-time standards for fuel economy of medium and heavy duty trucks in 2011, as well as further increases in the CAFE standard for passenger vehicles after 2016. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed above, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at the Tyler refinery, as well as at our convenience stores.

The Energy Policy Act of 2005 requires increasing amounts of renewable fuel to be incorporated into the gasoline pool through 2012. Under final rules implementing this Act (the Renewable Fuel Standard), the Tyler refinery is classified as a small refinery exempt from renewable fuel standards through 2010. The Energy Independence and Security Act of 2007 ("EISA") increased the amounts of renewable fuel required by the Energy Policy Act of 2005. A rule finalized by EPA to implement EISA (referred to as the "Renewable Fuel Standard — 2", or "RFS 2") requires that we blend increasing amounts of biofuels with our refined products beginning with approximately 7.42% of our combined gasoline and diesel volume in 2011 and escalating to approximately 18% in 2022. The rule could cause decreased crude runs in future years and materially affect profitability unless fuel demand rises at a comparable rate or other outlets are found for the displaced products. Although temporarily exempt from these rules, the Tyler refinery began supplying an E-10 gasoline-ethanol blend in January 2008. Because our exemption from RFS 2 terminated at the end of 2010, we are implementing projects that will allow us to blend increasing amounts of ethanol and biodiesel into our fuels beginning in 2011.

In June 2007, OSHA announced that, under a National Emphasis Program ("NEP I") addressing workplace hazards at petroleum refineries, it would conduct inspections of process safety management programs at approximately 80 refineries nationwide. OSHA conducted an NEP I inspection at our Tyler, Texas refinery between

February and August of 2008 and issued citations assessing an aggregate penalty of less than $0.1 million. We are contesting the NEP I citations. Between November 2008 and May 2009, OSHA conducted another inspection at our Tyler refinery as a result of the explosion and fire that occurred there and issued citations assessing an aggregate penalty of approximately $0.2 million. We are also contesting these citations and do not believe that the outcome of any pending OSHA citations (whether alone or in the aggregate) will have a material adverse effect on our business, financial condition or results of operations.

In addition to OSHA, the CSB and the EPA requested information pertaining to the November 2008 incident. The EPA is currently conducting an investigation under Section 114 of the Clean Air Act pertaining to our compliance with the chemical accident prevention standards of the Clean Air Act.

Employees

As of December 31, 2010, we had 3,395 employees, of which 254 were employed in our refining segment, 22 were employed in our marketing segment, 3,058 were employed either full or part-time in our retail segment and 61 were employed by the parent company. As of December 31, 2010, 150 operations and maintenance hourly employees and 40 truck drivers at the Tyler refinery were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202 and were covered by collective bargaining agreements which run through January 31, 2012. None of our employees in our marketing or retail segments or in our corporate office are represented by a union. We consider our relations with our employees to be satisfactory.

Trade Names, Service Marks and Trademarks

We regard our intellectual property as being an important factor in the marketing of goods and services in our retail segment. We own, have registered or applied for registration of a variety of trade names, service marks and trademarks for use in our business. We own the following trademark registrations issued by the United States Patent and Trademark Office: MAPCO®, MAPCO MART®, MAPCO EXPRESS & Design®, EAST COAST®, GRILLE MARX®, CAFÉ EXPRESS FINEST COFFEE IN TOWN MAPCO & Design®, GUARANTEED RIGHT! MAPCO EXPRESS & Design®, FAST FOOD AND FUEL™, FAVORITE MARKET®, FLEET ADVANTAGE® and DELTA EXPRESS®. While we do not already have and have not applied for a federally registered trademark for DISCOUNT FOOD MART™, we do claim common law trademark rights in this name. Our right to use the "MAPCO" name is limited to the retail fuel and convenience store industry. We are not otherwise aware of any facts which would negatively impact our continuing use of any of our trade names, service marks or trademarks.

Available Information

Our internet website address is http://www.DelekUS.com. Information contained on our website is not part of this Annual Report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed with (or furnished to) the Securities and Exchange Commission ("SEC") are available on our internet website (in the "Investor Relations" section), free of charge, as soon as reasonably practicable after we file or furnish such material to the SEC. We also post our corporate governance guidelines, code of business conduct and ethics and the charters of our board of director's committees in the same website location. Our governance documents are available in print to any stockholder that makes a written request to Secretary, Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027. In accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, we submitted our chief executive officer's certification to the New York Stock Exchange in 2010. Exhibits 31.1 and 31.2 of this Annual Report on Form 10-K contain certifications of our chief executive officer and chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 1A. *RISK FACTORS*

We are subject to numerous known and unknown risks, many of which are presented below and elsewhere in this Annual Report on Form 10-K. Any of the risk factors described below or additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Industries

Our refining margins have been volatile and are likely to remain volatile, which may have a material adverse effect on our earnings and cash flows.

Our earnings, cash flow and profitability from our refining operations are substantially determined by the difference between the price of refined products and the price of crude oil, which is referred to as the "refining margin." Refining margins historically have been volatile and are likely to continue to be volatile, as a result of numerous factors beyond our control, including volatility in the prices of crude oil and other feedstocks purchased by our Tyler refinery, volatility in the costs of natural gas and electricity used by our Tyler refinery, and volatility in the prices of gasoline and other refined petroleum products sold by our Tyler refinery. For example, during the year ended December 31, 2010, the price for West Texas Intermediate ("WTI") crude oil fluctuated between $68.01 and $91.51 per barrel, while the price for U.S. Gulf Coast unleaded gasoline fluctuated between $1.83 and $2.41 per gallon. Such volatility is affected by, among other things:

- changes in global and local economic conditions;
- domestic and foreign supply and demand for crude oil and refined products;
- investor speculation in commodities;
- worldwide political conditions, particularly in significant oil producing regions such as the Middle East, Western Coastal Africa, the former Soviet Union, and South America;
- the level of foreign and domestic production of crude oil and refined petroleum products;
- the ability of the members of the Organization of Petroleum Exporting Countries to maintain oil price and production controls;
- pricing and other actions taken by competitors that impact the market;
- the level of crude oil, other feedstocks and refined petroleum products imported into the United States;
- excess capacity and utilization rates of refineries worldwide;
- development and marketing of alternative and competing fuels, such as ethanol and biodiesel;
- changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;
- events that cause disruptions in our distribution channels;
- local factors, including market conditions, adverse weather conditions and the level of operations of other refineries and pipelines in our markets;
- accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect the Tyler refinery, or the supply and delivery of crude oil from third parties; and
- U.S. government regulations.

The crude oil we purchase and the refined products we sell are commodities whose prices are determined by market forces beyond our control. While an increase or decrease in the price of crude oil will often result in a corresponding increase or decrease in the wholesale price of refined products, a change in the price of one commodity does not always result in a corresponding change in the other. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices or a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil prices could have a significant negative effect on our results of operations and cash flows. This is especially true for non-transportation refined products such as asphalt, butane, coke, sulfur, propane and slurry whose prices are less likely to correlate to fluctuations in the price of crude oil.

In addition, our Tyler refinery has historically processed primarily light sweet crude oils as opposed to light to medium sour crude oils. Due to increasing demand for lower sulfur fuels, light sweet crude oils have historically been more costly than heavy sour crude oils, and an increase in the cost of light sweet crude oils could have a material adverse effect on our business, financial condition and results of operations. The capital improvements completed at the Tyler refinery in 2009 allow it to process more sour crude oils. As the Tyler refinery begins to process more sour crude oils, a substantial or prolonged decrease in the differential between the price of sweet and sour crude oils could negatively impact our earnings and cash flows.

Finally, higher refined product prices often result in negative consequences for our retail operations such as higher credit card expenses (because credit card fees are typically calculated as a percentage of the transaction amount rather than a percentage of gallons sold), lower retail fuel gross margin per gallon, reduced demand for refined products, fewer retail gallons sold and fewer retail merchandise transactions.

We are subject to loss of market share or pressure to reduce prices in order to compete effectively with a changing group of competitors in a fragmented retail industry.

The markets in which we operate our retail fuel and convenience stores are highly competitive and characterized by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gas stations, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry.

In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have affected the convenience store industry by entering the retail fuel business and/or selling merchandise traditionally found in convenience stores. These non-traditional gasoline and/or convenience merchandise retailers have obtained a significant share of the motor fuels market, may obtain a significant share of the convenience merchandise market and their market share in each market is expected to grow. Because of their diversity, integration of operations, experienced management and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability in the retail segment. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales. These activities by our competitors could pressure us to offer similar discounts, adversely affecting our profit margins. Additionally, the loss of market share by our retail fuel and convenience stores to these and other retailers relating to either gasoline or merchandise could have a material adverse effect on our business, financial condition and results of operations.

Independent owner-operators can generally operate stores with lower overhead costs than ours. Should significant numbers of independent owner-operators enter our market areas, retail prices in some of our categories may be negatively affected, as a result of which our profit margins may decline at affected stores.

Our stores compete, in large part, based on their ability to offer convenience to customers. Consequently, changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and reduced sales and profitability at affected stores. Other major competitive factors include ease of access, pricing, timely deliveries, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our costs of doing business, thereby adversely affecting our profitability.

Our industry is subject to extensive laws, regulations and other requirements including, but not limited to, those relating to the environment, safety, employment, labor, immigration, minimum wages and overtime pay, health care and benefits, working conditions, public accessibility, the sale of alcohol and tobacco and other requirements. These laws and regulations are enforced by agencies including the EPA, the DOT / PHMSA, the OSHA, the TCEQ, the TRRC and the TDEC as well as numerous other state and federal agencies. A violation of any of these requirements could have a material adverse effect on our business, financial condition and results of operations. For example, OSHA and the EPA commenced investigations of the Tyler refinery following the accident that occurred there in November 2008. OSHA concluded its inspection in May 2009 and issued citations assessing an aggregate penalty of approximately $0.2 million. We are contesting the citations and fines and do not believe the outcome will have a material effect on our business. The EPA's investigation is ongoing and we cannot assure you as to the outcome of the EPA's investigation including any possible penalties that may arise.

Ongoing compliance with laws, regulations and other requirements could also have a material adverse effect on our business, financial condition and results of operations. Under various federal, state and local environmental requirements, as the owner or operator of the Tyler refinery and retail locations, we may be liable for the costs of removal or remediation of contamination at our existing or former locations, whether we knew of, or were responsible for, the presence of such contamination. We have incurred such liability in the past and several of our current and former locations are the subject of ongoing remediation projects. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of these substances at sites where they are located, regardless of whether the site is owned or operated by that person. We typically arrange for the treatment or disposal of hazardous substances in our refining operations. We do not typically do so in our retail operations, but we may nonetheless be deemed to have arranged for the disposal or treatment of hazardous substances. Therefore, we may be liable for removal or remediation costs, as well as other related costs, including fines, penalties and damages resulting from injuries to persons, property and natural resources. In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not been discovered at our current or former locations or locations that we may acquire.

In addition, new legal requirements, new interpretations of existing legal requirements, increased legislative activity and governmental enforcement and other developments could require us to make additional unforeseen expenditures. Companies in the petroleum industry, such as us, are often the target of activist and regulatory activity regarding pricing, safety, environmental compliance and other business practices which could result in price controls, fines, increased taxes or other actions affecting the conduct of our business. For example, consumer activists are lobbying various authorities to enact laws and regulations mandating the use of temperature compensation devices for fuel dispensed at our retail stores. In addition, we are required to pay an Oil Spill Liability Trust Fund fee of $0.08 per barrel of crude oil that we purchase and federal legislation has recently been proposed that would increase the fee to as much as $0.78 per barrel.

Various legislative and regulatory measures to address climate change and GHG emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. They include proposed and newly enacted federal regulation and state actions to develop statewide, regional or nationwide programs designed to control and reduce GHG emissions from fixed sources, such as the Tyler refinery, as well as mobile transportation sources. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that have been or may be adopted to restrict or reduce GHG emissions will likely require us to incur increased operating costs. If we are unable to maintain sales of our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. Further, any increase in the prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

Beginning with the 2010 calendar year, EPA rules require us to report GHG emissions from the Tyler refinery operations and consumer use of products produced at the Tyler refinery on an annual basis. While the cost of compliance with the rule is not material, data gathered under the rule may be used in the future to support additional regulation of GHGs. Beginning in January 2011, the EPA will begin regulating GHG emissions from refineries and other major sources through the PSD and Federal Operating Permit (Title V) programs. While these rules do not impose any limits or controls on GHG emissions from current operations, emission increases from future projects or operational changes, such as capacity increases, may be impacted and required to meet emission limits or technological requirements such as Best Available Control Technologies. EPA has announced their intent for further regulation of refinery GHG emissions through NSPS to be finalized in late 2011 or 2012. GHG regulation could also impact the consumption of refined products, thereby affecting the Tyler refinery operations. Finally, the EPA has issued final rules for gasoline formulation that require the reduction of average benzene content by January 1, 2011. It may be necessary for us to purchase credits to comply with these content requirements and there can be no assurance that such credits will be available or that we will be able to purchase available credits at reasonable prices. Compliance with any future legislation or regulation of temperature compensation, greenhouse gas emissions or benzene content may result in increased capital and operating costs and may have a material adverse effect on our results of operations and financial condition.

Environmental regulation is becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed. While it is impractical to predict the impact that potential regulatory and activist activity may have, such future activity may result in increased costs to operate and maintain our facilities, as well as increased capital outlays to improve our facilities. Such future activity could also adversely affect our ability to expand production, result in damaging publicity about us, or reduce demand for our products. Our need to incur costs associated with complying with any resulting new legal or regulatory requirements that are substantial and not adequately provided for, could have a material adverse effect on our business, financial condition and results of operations.

We operate an independent refinery in Tyler, Texas which may not be able to withstand volatile market conditions, compete on the basis of price or obtain sufficient quantities of crude oil in times of shortage to the same extent as integrated, multinational oil companies.

We compete with a broad range of companies in our refining and petroleum product marketing operations. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand volatile market conditions relating to crude oil and refined product pricing, to compete on the basis of price and to obtain crude oil in times of shortage.

We do not engage in the petroleum exploration and production business and therefore do not produce any of our own crude oil feedstocks. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production. Competitors that have their own crude production are at times able to offset losses from refining operations with profits from producing operations and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries, such as wind, solar and hydropower that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual customers. If we are unable to compete effectively with these competitors, both within and outside our industry, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

If the market value of our inventory declines to an amount less than our cost basis, we would record a write-down of inventory and a non-cash charge to cost of sales, which may affect our earnings.

The nature of our business requires us to maintain substantial quantities of crude oil, refined petroleum product and blendstock inventories. Because crude oil and refined petroleum products are commodities, we have no control over the changing market value of these inventories. Because inventory is valued at the lower of cost or market value, we would record a write-down of inventory and a non-cash charge to cost of sales if the market value of our inventory were to decline to an amount below our cost.

A terrorist attack on our assets, or threats of war or actual war, may hinder or prevent us from conducting our business.

Terrorist attacks in the United States and the wars with Iraq and Afghanistan, as well as events occurring in response or similar to or in connection with them, including political instability in various Middle Eastern countries, may harm our business. Energy-related assets (which could include refineries, pipelines and terminals such as ours) may be at greater risk of future terrorist attacks than other possible targets in the United States. In addition, the State of Israel, where our majority stockholder, Delek Group Ltd. ("Delek Group"), is based, has suffered armed conflicts and political instability in recent years. We may be more susceptible to terrorist attack as a result of our connection to an Israeli owner. As of December 31, 2010, four of our directors reside in Israel.

A direct attack on our assets or the assets of others used by us could have a material adverse effect on our business, financial condition and results of operations. In addition, any terrorist attack or continued political instability in the Middle East could have an adverse impact on energy prices, including prices for our crude oil, other feedstocks and refined petroleum products, and an adverse impact on the margins from our refining and petroleum product marketing operations. Disruption or significant increases in energy prices could also result in government-imposed price controls.

Increased consumption of renewable fuels could lead to a decrease in fuel prices and/or a reduction in demand for refined fuels.

Regulatory initiatives have required an increase in the consumption of renewable fuels such as ethanol and biodiesel. In the future, renewable fuels may continue to be blended with, or may replace, refined fuels. Such increased use of renewable fuels may result in an increase in fuel supply and corresponding decrease in fuel prices. Increased use of renewable fuels may also result in a decrease in demand for refined fuels. A significant decrease in fuel prices or refined fuel demand could have an adverse impact on our financial results. For example, the Energy Policy Act of 2005 required increasing amounts of renewable fuel be incorporated into the gasoline pool through 2012. The Energy Independence and Security Act of 2007 ("EISA") increases the amounts of renewable fuel required by the Energy Policy Act of 2005. A rule finalized by the EPA in 2010 ("RFS-2") to implement the EISA requires us to displace increasing amounts of refined products produced by the Tyler refinery with biofuels, beginning with approximately 7.8% in 2011 and escalating to 18% or more in 2022, depending on demand for motor fuels. The proposed rule could cause decreased crude runs and materially affect our profitability unless fuel demand rises at a comparable rate or other outlets are found for the displaced products. Although the Tyler refinery has been exempt from renewable fuel standards through 2010, it began supplying an E-10 gasoline-ethanol blend in January 2008.

Increases in required fuel economy and regulation of CO2 emissions from motor vehicles may reduce demand for transportation fuels.

In 2010, the EPA and the NHTSA finalized new standards, raising the required CAFE of the nation's passenger fleet by 40% to approximately 35 mpg by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. Later in the year, EPA and the Department of Transportation also announced their intention to propose first-time standards for fuel economy of medium and heavy duty trucks in 2011, as well as further increases in the CAFE standard for passenger vehicles after 2016. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed above, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at the Tyler refinery, as well as at our convenience stores.

Risks Relating to Our Business

We are particularly vulnerable to disruptions to our refining operations, because our refining operations are concentrated in one facility.

Because all of our refining operations are concentrated in the Tyler refinery, significant disruptions at the Tyler facility could have a material adverse effect on our business, financial condition or results of operations. Refining segment contribution margin comprised approximately 39.8%, 57.6% and 42.9% of our consolidated contribution margin for the 2010, 2009 and 2008 fiscal years, respectively. We expect to perform a maintenance turnaround of each processing unit at the Tyler refinery every three to five years. Depending on which units are affected, all or a portion of the Tyler refinery's production will be disrupted during a turnaround.

In addition, the Tyler refinery consists of many processing units, a number of which have been in operation for many years. Even if properly maintained, equipment may require significant capital expenditures to maintain desired efficiencies. One or more of the units may require additional unscheduled down time for unanticipated maintenance or repairs that are more frequent than our scheduled turnaround. For example, refinery operations were suspended for approximately one week of unscheduled down time in the third quarter of 2010 and an explosion and fire at our Tyler refinery in November 2008 suspended operations at the Tyler refinery for more than five months.

Refinery operations may also be disrupted by external factors such as an interruption of electricity, natural gas, water treatment or other utilities. Other potentially disruptive factors discussed elsewhere in these risk factors include natural disasters, severe weather conditions, workplace or environmental accidents, interruptions of supply, work stoppages, losses of permits or authorizations or acts of terrorism. Disruptions to our refining operations could reduce our revenues during the period of time that our units are not operating.

General economic conditions may adversely affect our business, operating results and financial condition.

The domestic economy and economic slowdowns may have serious negative consequences for our business and operating results because our performance is subject to domestic economic conditions and their impact on levels of consumer spending. Some of the factors affecting consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth based on recent declines in equity markets and residential real estate values, adverse developments in mortgage markets, taxation, energy prices, interest rates, consumer confidence and other macroeconomic factors. During a period of economic weakness or uncertainty, current or potential customers may travel less, reduce or defer purchases, go out of business or have insufficient funds to buy or pay for our products and services.

Substantially all of our retail fuel and convenience stores are located in the southeastern United States, primarily in the states of Alabama, Georgia and Tennessee. As a result, our results of operations are particularly vulnerable to general economic conditions in that region. An economic downturn in the Southeast could cause our sales and the value of our assets to decline and have a material adverse effect on our business, financial condition and results of operations.

Moreover, a financial market crisis may have a material adverse impact on financial institutions and limit access to capital and credit. This could, among other things, make it more difficult for us to obtain (or increase our cost of obtaining) capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

The costs, scope, timelines and benefits of our refining projects may deviate significantly from our original plans and estimates.

We may experience unanticipated increases in the cost, scope and completion time for our improvement, maintenance and repair projects at our Tyler refinery. The Tyler refinery projects are generally initiated to increase the yields of higher-value products, increase our ability to process lower cost crude oils, increase production capacity, meet new regulatory requirements or maintain the safe operations of our existing assets. Equipment that we require to complete these projects may be unavailable to us at expected costs or within expected time periods. Additionally, employee or contractor labor expense may exceed our expectations. Due to these or other factors beyond our control, we may be unable to complete these projects within anticipated cost parameters and timelines. In addition, the benefits we realize from completed projects may take longer to achieve and/or be less than we anticipated. Our inability to complete and/or realize the benefits of the Tyler refinery projects in a cost-efficient and timely manner could have a material adverse effect on our business, financial condition and results of operations.

The dangers inherent in our operations could cause disruptions and expose us to potentially significant costs and liabilities.

Our refining operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate and refined petroleum products. These hazards and risks include, but are not limited to, natural or weather-related disasters, fires, explosions, pipeline ruptures and spills, third party interference and mechanical failure of equipment at our or third-party facilities, and other events beyond our control. The occurrence of any of these events could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or death and other damage to our properties and the properties of others. Because of these inherent dangers, our refining operations are subject to various laws and regulations relating to occupational health and safety and environmental protection. Continued efforts to comply with applicable laws and regulations related to health, safety and the environment, or a finding of non-compliance with current regulations, could result in additional capital expenditures or operating expenses, as well as fines and penalties.

In addition, the Tyler refinery is located in a populated area. Any release of hazardous material or catastrophic event could affect our employees and contractors at the Tyler refinery as well as persons outside the Tyler refinery grounds. In the event that personal injuries or deaths result from such events, we would likely incur substantial legal costs and liabilities. The extent of these costs and liabilities could exceed the limits of our available insurance. As a result, any such event could have a material adverse effect on our business, results of operations and cash flows.

For example, the incident at our Tyler refinery in November 2008 resulted in two employee deaths and a suspension of production that continued until May 2009. We are a party to lawsuits, claims and government investigations as a result of this incident. Amounts we may pay in connection with these claims and investigations may not be covered by insurance.

We also operate approximately forty fuel delivery trucks. These trucks regularly transport highly combustible motor fuels on public roads. A motor vehicle accident involving one of our trucks could result in significant personal injuries and/or property damage.

From time to time, our cash and credit needs may exceed our internally generated cash flow and available credit, and our business could be materially and adversely affected if we are not able to obtain the necessary cash or credit from financing sources.

We have significant short-term cash needs to satisfy working capital requirements such as crude oil purchases which fluctuate with the pricing and sourcing of crude oil. We rely in part on our access to credit to purchase crude oil for our Tyler refinery. If the price of crude oil increases significantly, we may not have sufficient available credit, and may not be able to sufficiently increase such availability, under our existing credit facilities or other arrangements to purchase enough crude oil to operate the Tyler refinery at full capacity. Our failure to operate the Tyler refinery at full capacity could have a material adverse effect on our business, financial condition and results of operations. We also have significant long-term needs for cash, including any expansion and upgrade plans, as well as for regulatory compliance.

Depending on the conditions in credit markets, it may become more difficult to obtain cash or credit from third party sources. If we cannot generate cash flow or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to comply with regulatory deadlines or pursue our business strategies, in which case our operations may not perform as well as we currently expect.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We have a significant amount of debt. As of December 31, 2010, we had total debt of $295.8 million, including current maturities of $14.1 million. In addition to our outstanding debt, as of December 31, 2010, our letters of credit issued under our various credit facilities were $157.0 million. Our borrowing availability under our various credit facilities as of December 31, 2010 was $168.0 million.

Our significant level of debt could have important consequences for us. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to service our debt and lease obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a disadvantage relative to our competitors that have less indebtedness or better access to capital by, for example, limiting our ability to enter into new markets, renovate our stores or pursue acquisitions or other business opportunities;
- limit our ability to borrow additional funds in the future; and
- increase the interest cost of our borrowed funds and letters of credit.

In addition, a substantial portion of our debt has a variable rate of interest, which increases our exposure to interest rate fluctuations, to the extent we elect not to hedge such exposures.

If we are unable to service our debt (principal and interest) and lease obligations, we could be forced to restructure or refinance our obligations, seek additional equity financing or sell assets, which we may not be able to do on satisfactory terms or at all. Our default on any of those obligations could have a material adverse effect on our business, financial condition and results of operations. In addition, if new debt is added to our current debt levels, the related risks that we now face could intensify.

Our debt agreements contain operating and financial restrictions that might constrain our business and financing activities.

The operating and financial restrictions and covenants in our credit facilities and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, to varying degrees our credit facilities restrict our ability to:

- declare dividends and redeem or repurchase capital stock;
- prepay, redeem or repurchase debt;
- make loans and investments, issue guaranties and pledge assets;
- incur additional indebtedness or amend our debt and other material agreements;
- make capital expenditures;
- engage in mergers, acquisitions and asset sales; and
- enter into some intercompany arrangements and make some intercompany payments, which in some instances could restrict our ability to use the assets, cash flow or earnings of one segment to support the other segment.

Other restrictive covenants require that we meet leverage coverage, fixed charge coverage, interest charge coverage, and net worth tests as described in the credit facility agreements. In addition, the covenant requirements of our various credit agreements require us to make many subjective determinations pertaining to our compliance thereto and exercise good faith judgment in determining our compliance. Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants and restrictions may be impaired. If we breach any of the restrictions or covenants in our debt agreements, a significant portion of our indebtedness may become immediately due and payable, and our lenders' commitments to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these immediate payments. In addition, our obligations under our credit facilities are secured by substantially all of our assets. If we are unable to timely repay our indebtedness under our credit facilities, the lenders could seek to foreclose on the assets or we may be required to contribute additional capital to our subsidiaries. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

Changes in our credit profile could affect our relationships with our suppliers, which could have a material adverse effect on our liquidity and our ability to operate the Tyler refinery at full capacity.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments. As a result, suppliers could shorten the payment terms of their invoices with us or require us to provide significant collateral to them that we do not currently provide. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, as well as the historical volatility of crude oil pricing, any imposition by our suppliers of more burdensome payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This in turn could cause us to be unable to operate the Tyler refinery at full capacity. A failure to operate the Tyler refinery at full capacity could adversely affect our profitability and cash flows.

Interruptions or limitations in the supply and delivery of crude oil may negatively affect our refining interests and inhibit the growth of our refining interests.

Our Tyler refinery processes primarily light sweet crude oils, which are less readily available to us than heavier, more sour crude oils. The Tyler refinery receives substantially all of its crude oil from third parties and received more than 50% of its crude oil during the year ended December 31, 2010 through a crude delivery pipeline owned by a third party. We could experience an interruption or reduction of supply and delivery, or an increased cost of receiving crude oil, if the ability of these third parties to transport crude oil is disrupted because of accidents, governmental regulation, terrorism, maintenance or failure of pipelines or other delivery systems, other third-party action or other events beyond our control. The unavailability for our use for a prolonged period of time of any system of delivery of crude oil could have a material adverse effect on our business, financial condition or results of operations.

Moreover, interruptions in delivery or limitations in delivery capacity may not allow our refining interests to draw sufficient crude oil to support current refinery production or increases in refining output. In order to maintain or materially increase refining output, existing crude delivery systems may require upgrades or supplementation, which may require substantial additional capital expenditures.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.

While we carry property, business interruption, pollution and casualty insurance, we do not maintain insurance coverage against all potential losses. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. In addition, because our business interruption policy does not cover losses during the first 45 days of the interruption, a significant part or all of a business interruption loss could be uninsured. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

The energy industry is highly capital intensive, and the entire or partial loss of individual facilities or multiple facilities can result in significant costs to both industry companies, such as us, and their insurance carriers. In recent years, several large energy industry claims have resulted in significant increases in the level of premium costs and deductible periods for participants in the energy industry. For example, hurricanes in recent years have caused significant damage to several petroleum refineries along the Gulf Coast, in addition to numerous oil and gas production facilities and pipelines in that region. As a result of large energy industry claims, insurance companies that have historically participated in underwriting energy-related facilities may discontinue that practice, may reduce the insurance capacity they are willing to offer or demand significantly higher premiums or deductible periods to cover these facilities. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, or if other adverse conditions over which we have no control prevail in the insurance market, we may be unable to obtain and maintain adequate insurance at reasonable cost.

In addition, we cannot assure you that our insurers will renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal. The unavailability of full insurance coverage to cover events in which we suffer significant losses could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our strategy of growth through acquisitions.

A significant part of our growth strategy is to acquire assets such as refineries, pipelines, terminals, and retail fuel and convenience stores that complement our existing sites or broaden our geographic presence. If attractive opportunities arise, we may also acquire assets in new lines of business that are complementary to our existing businesses. Through eight major transactions spanning from our inception in 2001 through April 2007, we acquired the Tyler refinery and refined products terminals in Tyler, acquired approximately 500 retail fuel and convenience stores and developed our wholesale fuel business. We expect to continue to acquire retail fuel and convenience stores, refinery assets and product terminals and pipelines as a major element of our growth strategy, however:

- we may not be able to identify suitable acquisition candidates or acquire additional assets on favorable terms;
- we usually compete with others to acquire assets, which competition may increase, and, any level of competition could result in decreased availability or increased prices for acquisition candidates;
- we may experience difficulty in anticipating the timing and availability of acquisition candidates;
- since the convenience store industry is dominated by small, "independent" operators that own fewer than ten stores, we will likely need to complete numerous small acquisitions, rather than a few major acquisitions, to substantially increase our number of retail fuel and convenience stores;
- the need to complete numerous acquisitions will require significant amounts of our management's time;
- we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions; and
- as a public company, we are subject to reporting obligations, internal controls and other accounting requirements with respect to any business we acquire, which may prevent or negatively affect the valuation of some acquisitions we might otherwise deem favorable or increase our acquisition costs.

The occurrence of any of these factors could adversely affect our growth strategy. We have not completed any major acquisitions since April 2007.

Acquisitions involve risks that could cause our actual growth or operating results to differ adversely compared with our expectations.

Due to our emphasis on growth through acquisitions, we are particularly susceptible to transactional risks. For example:

- during the acquisition process, we may fail or be unable to discover some of the liabilities of companies or businesses that we acquire;
- we may assume contracts or other obligations in connection with particular acquisitions on terms that are less favorable or desirable than the terms that we would expect to obtain if we negotiated the contracts or other obligations directly;
- we may fail to successfully integrate or manage acquired assets;
- acquired assets may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate;
- acquisitions may require us to incur additional debt or issue additional equity;
- acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment, as in the case of the $60.0 million impairment of our minority investment in Lion Oil in the fourth quarter of 2010.

- we may fail to grow our existing systems, financial controls, information systems, management resources and human resources in a manner that effectively supports our growth; and
- to the extent that we acquire assets in complementary new lines of business, we may become subject to additional regulatory requirements and additional risks that are characteristic or typical of these new lines of business.

The occurrence of any of these factors could adversely affect our business, financial condition and results of operations.

We may incur significant costs and liabilities with respect to investigation and remediation of existing environmental conditions at our Tyler refinery.

Prior to our purchase of the Tyler refinery and pipeline, the previous owner had been engaged for many years in the investigation and remediation of liquid hydrocarbons which contaminated soil and groundwater at the purchased facilities. Upon purchase of the facilities, we became responsible and liable for certain costs associated with the continued investigation and remediation of known and unknown impacted areas at the Tyler refinery. In the future, it may be necessary to conduct further assessments and remediation efforts at the Tyler refinery and pipeline locations. In addition, we have identified and self-reported certain other environmental matters subsequent to our purchase of the Tyler refinery.

Based upon environmental evaluations performed internally and by third parties subsequent to our purchase of the Tyler refinery, we recorded an environmental liability of approximately $4.1 million as of December 31, 2010 for the estimated costs of environmental remediation for the Tyler refinery. We expect remediation of groundwater at the Tyler refinery to continue for the foreseeable future. The need to make future expenditures for these purposes that exceed the amounts we estimate and accrue for could have a material adverse effect on our business, financial condition and results of operations.

We may incur significant costs and liabilities in connection with site contamination and environmental, health and safety regulations.

In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not been discovered at our current or former locations or locations that we may acquire. In addition, new legal requirements, new interpretations of existing legal requirements, increased legislative activity and governmental enforcement and other developments could require us to make additional unforeseen expenditures. We anticipate that compliance with environmental, health and safety regulations will require us to spend approximately $4.0 million in capital costs in 2011 and approximately $81.0 million during the next five years.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

Our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our business, results of operations and cash flows.

Our Tyler refinery has only limited access to an outbound pipeline, which we do not own, for distribution of our refined petroleum products.

For the year ended December 31, 2010, nearly all of the Tyler refinery sales volume in Tyler was completed through a rack system located at the Tyler refinery. Unlike other refiners, we do not own, and currently have limited access to, an outbound pipeline for distribution of the Tyler refinery products to our Tyler customers. Our lack of access to an outbound pipeline may limit our ability to attract new customers for our refined petroleum products or increase sales of the Tyler refinery products.

An interruption or termination of supply and delivery of refined products to our wholesale business could result in a decline in our sales and earnings.

Our marketing segment sells refined products produced by refineries owned by third parties. In 2010, our marketing segment received nearly all of its supply of refined products from two suppliers. We could experience an interruption or termination of supply or delivery of refined products if our suppliers partially or completely ceased operations, temporarily or permanently. The ability of these refineries and our suppliers to supply refined products to us could be disrupted by anticipated events such as scheduled upgrades or maintenance, as well as events beyond their control, such as unscheduled maintenance, fires, floods, storms, explosions, power outages, accidents, acts of terrorism or other catastrophic events, labor difficulties and work stoppages, governmental or private party litigation, or legislation or regulation that adversely impacts refinery operations. In addition, any reduction in capacity of other pipelines that connect with our suppliers' pipelines or our pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes of refined product supplied to our marketing business. A reduction in the volume of refined products supplied to our marketing segment could adversely affect our sales and earnings.

An increase in competition and/or reduction in demand in the market in which we sell our refined products could lower prices and adversely affect our sales and profitability.

Our Tyler refinery is currently the only supplier of a full range of refined petroleum products within a radius of approximately 100 miles of its location and there are no competitive fuel loading terminals within approximately 90 miles of our San Angelo terminal. If competitors commence operations within these niche markets, we could lose our niche market advantage, which could have a material adverse effect on our business, financial condition and results of operations. For example, a third party operator has announced its intention to reopen the refined products terminal in Big Sandy, Texas formerly operated by Chevron. If the Big Sandy terminal resumes marketing products that compete with our Tyler products, sales at our Tyler terminal may be negatively impacted.

In addition, the maintenance or replacement of our existing customers depends on a number of factors outside of our control, including increased competition from other suppliers and demand for refined products in the markets we serve. Loss of, or reduction in, amounts purchased by our major customers could have an adverse effect on us to the extent that we are not able to correspondingly increase sales to other purchasers.

We may be unable to negotiate market price risk protection in contracts with unaffiliated suppliers of refined products.

During the year ended December 31, 2010, we obtained most of our supply of refined products for our marketing segment under contracts that contain provisions that mitigate the market price risk inherent in the purchase and sale of refined products. We cannot assure you that in the future we will be able to negotiate similar market price protections in other contracts that we enter into for the supply of refined products or ethanol. To the extent that we purchase inventory at prices that do not compare favorably to the prices at which we are able to sell refined products, our sales and margins may be adversely affected.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Certain of these liabilities are subject to periodic audits by the respective taxing authority which could increase our tax liabilities. Subsequent changes to our tax liabilities as a result of these audits may also subject us to interest and penalties.

We may seek to diversify our retail fuel and convenience store operations by entering new geographic areas, which may present operational and competitive challenges.

Since our inception, we have grown our retail fuel and convenience store operations primarily by acquiring stores in the southeastern United States. In the future, we may seek to grow by selectively operating stores in geographic areas other than those in which we currently operate, or in which we currently have a relatively small number of stores. This growth strategy would present numerous operational and competitive challenges to our senior management and employees and would place significant pressure on our operating systems. In addition, we cannot assure you that consumers located in the regions in which we may expand our operations would be as receptive to our stores as consumers in our existing markets. The success of our development plans will depend in part upon our ability to:

- select, and compete successfully in, new markets;
- obtain suitable sites at acceptable costs;
- identify and contract with financially stable developers;
- realize an acceptable return on the capital invested in new facilities;
- hire, train, and retain qualified personnel;
- integrate new retail fuel and convenience stores into our existing distribution, inventory control, and information systems;
- expand relationships with our suppliers or develop relationships with new suppliers; and
- secure adequate financing, to the extent required.

We cannot assure you that we will achieve our development goals, manage our growth effectively, or operate our existing and new retail fuel and convenience stores profitability. The failure to achieve any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Adverse weather conditions or other unforeseen developments could damage our facilities, reduce customer traffic and impair our ability to produce and deliver refined petroleum products or receive supplies for our retail fuel and convenience stores.

The regions in which we operate are susceptible to severe storms including hurricanes, thunderstorms, tornadoes, extended periods of rain, ice storms and snow, all of which we have experienced in the past few years. Inclement weather conditions could damage our facilities, interrupt production, adversely impact consumer behavior, travel and retail fuel and convenience store traffic patterns or interrupt or impede our ability to operate our locations. If such conditions prevail in Texas, they could interrupt or undermine our ability to produce and transport products from our Tyler refinery and receive and distribute products at our terminals. Regional occurrences, such as energy shortages or increases in energy prices, fires and other natural disasters, could also hurt our business. The occurrence of any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year for our refining and marketing segments and in the first quarter of the year for our retail segment. We depend on favorable weather conditions in the spring and summer months.

Demand for gasoline and other merchandise is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. As a result, the operating results of our refining segment and wholesale fuel segment are generally lower for the first and fourth quarters of each year. Seasonal fluctuations in traffic also affect sales of motor fuels and merchandise in our retail fuel and convenience stores. As a result, the operating results of our retail segment are generally lower for the first quarter of the year.

Weather conditions in our operating area also have a significant effect on our operating results. Customers are more likely to purchase higher profit margin items at our retail fuel and convenience stores, such as fast foods, fountain drinks and other beverages and more gasoline during the spring and summer months, thereby typically generating higher revenues and gross margins for us in these periods. Unfavorable weather conditions during these months and a resulting lack of the expected seasonal upswings in traffic and sales could have a material adverse effect on our business, financial condition and results of operations.

We depend on one wholesaler for a significant portion of our convenience store merchandise; we may not be able to maintain favorable arrangements with vendors.

We purchase a majority of our general merchandise, including most tobacco products and grocery items, from a single wholesale grocer, Core-Mark International, Inc., including approximately 59% of such merchandise during the year ended December 31, 2010. A change of merchandise suppliers, a disruption in supply or a significant change in our relationship or pricing with our principal merchandise supplier could lead to an increase in our cost of goods or a reduction in the reliability of timely deliveries and could have a material adverse effect on our business, financial condition and results of operations.

In addition, we believe that our arrangements with vendors with respect to allowances, payment terms and operational support commitments, have enabled us to decrease the operating expenses of convenience stores that we acquire. If we are unable to maintain favorable arrangements with these vendors, we may be unable to continue to effect operating expense reductions at convenience stores we have acquired or will acquire.

A substantial portion of the Tyler refinery workforce is unionized, and we may face labor disruptions that would interfere with our operations.

As of December 31, 2010, we employed 283 people at our Tyler refinery and pipeline. From among these employees, 150 of our operations and maintenance hourly employees and 40 truck drivers at the Tyler refinery were covered by separate collective bargaining agreements which each expire on January 31, 2012. Although these collective bargaining agreements contain provisions to discourage strikes or work stoppages, we cannot assure you that strikes or work stoppages will not occur. A strike or work stoppage could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on fuel sales at our retail fuel and convenience stores which makes us susceptible to increases in the cost of gasoline and interruptions in fuel supply.

Net fuel sales at stores representing the continuing operations of our retail segment represented approximately 76%, 73% and 80% of total net sales of our retail segment for 2010, 2009 and 2008 respectively. Our dependence on fuel sales makes us susceptible to increases in the cost of gasoline and diesel fuel. As a result, fuel profit margins have a significant impact on our earnings. The volume of fuel sold by us and our fuel profit margins are affected by numerous factors beyond our control, including the supply and demand for fuel, volatility in the wholesale fuel market and the pricing policies of competitors in local markets. Although we can rapidly adjust our pump prices to reflect higher fuel costs, a material increase in the price of fuel could adversely affect demand. A material, sudden increase in the cost of fuel that causes our fuel sales to decline could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on fuel sales also makes us susceptible to interruptions in fuel supply. Fuel from the U.S. Gulf Coast transported to us through the Colonial and Plantation pipelines is the primary source of fuel supply for the majority of our retail fuel and convenience stores. For example, at December 31, 2010, fuel transported to us through these pipelines was the primary source of fuel supply for approximately 86% of our stores. To mitigate the risks of cost volatility, we typically have no more than a five day supply of fuel at each of our stores. Our fuel contracts do not guarantee an uninterrupted, unlimited supply in the event of a shortage. Gasoline sales generate customer traffic to our retail fuel and convenience stores. As a result, decreases in gasoline sales, in the event of a shortage or otherwise, could adversely affect our merchandise sales. A serious interruption in the supply of gasoline could have a material adverse effect on our business, financial condition and results of operations.

If there is negative publicity concerning the Shell, Exxon, BP, Marathon and Conoco brand names, fuel and merchandise sales at certain of our stores may suffer.

We are an independent retailer of fuel that markets some of our products under the major oil company brands Shell, Exxon, BP, Marathon and Conoco. Fuel sold under these major brands represented approximately 37.4% of total fuel sales volume for our retail segment during the year ended December 31, 2010. Negative publicity concerning any of these major oil companies could adversely affect fuel and merchandise sales volumes in our retail segment. For example, the Deepwater Horizon accident in the Gulf of Mexico in April 2010 has resulted in consumer boycotts of independent retailers of BP branded fuels. Fuel sold under the BP brand represented approximately 13.7% of total fuel sales volume for our retail segment during the year ended December 31, 2010. If negative publicity pertaining to BP or any of the other major brands adversely affects our sales volumes, it could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses as a result of our forward contract activities and derivative transactions.

We occasionally use derivative financial instruments, such as interest rate swaps and interest rate cap agreements, and fuel-related derivative transactions to partially mitigate the risk of various financial exposures inherent in our business. We expect to continue to enter into these types of transactions. In connection with such derivative transactions, we may be required to make payments to maintain margin accounts and to settle the contracts at their value upon termination. The maintenance of required margin accounts and the settlement of derivative contracts at termination could cause us to suffer losses or limited gains. In particular, derivative transactions could expose us to the risk of financial loss upon unexpected or unusual variations in the sales price of crude oil and that of wholesale gasoline. We cannot assure you that the strategies underlying these transactions will be successful. If any of the instruments we utilize to manage our exposure to various types of risk is not effective, we may incur losses.

In addition, we evaluate the creditworthiness of each of our counterparties but we may not always be able to fully anticipate or detect deterioration in their creditworthiness and overall financial condition. The deterioration of creditworthiness or overall financial condition of a material counterparty (or counterparties) could expose us to an increased risk of nonpayment or other default under our contracts with them. If a material counterparty (or counterparties) default on their obligations to us, this could materially adversely affect our financial condition, results of operations or cash flows.

Due to our minority ownership position in Lion Oil Company, we cannot control the operations of the El Dorado refinery or the corporate and management policies of Lion Oil.

As of December 31, 2010, we owned approximately 34.6% of the issued and outstanding common stock of Lion Oil Company, a privately held Arkansas corporation that owns and operates a refinery in El Dorado, Arkansas. Approximately 53.7% of the issued and outstanding common stock of Lion Oil is owned by one shareholder. This controlling shareholder is party to a management agreement with Lion Oil and, due to its majority equity ownership position, is able to elect a majority of the Lion Oil board of directors. As a result of our minority ownership position and the controlling shareholder's majority equity ownership position and contractual management rights, we are unable to control or influence the operations of the refinery in El Dorado, Arkansas.

So long as there is a controlling shareholder of Lion Oil that maintains a majority equity ownership position in, and the contractual management rights with, Lion Oil, the controlling shareholder will continue to control the election of a majority of Lion Oil's directors, influence Lion Oil's corporate and management policies (including the declaration of dividends and the timing and preparation of its financial statements) and determine, without our consent, the outcome of any corporate transaction or other matter submitted to Lion Oil shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Our minority ownership position in Lion Oil is illiquid because there is no active trading market for shares of Lion Oil common stock.

Because Lion Oil is a privately held corporation, there is no active trading market for shares of Lion Oil common stock. As a result, we cannot assure you that we will be able to increase or decrease our interest in Lion Oil, or that if we do, we will be able to do so upon favorable terms or at favorable prices.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We rely on information technology systems across our operations, including for management of our supply chain, point of sale processing at our sites, and various other processes and transactions. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as payment card and personal credit information. In addition, the systems currently used for certain transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, may put certain payment card data at risk, and these systems are determined and controlled by the payment card industry, and not by us. In recent years, several retailers have experienced data breaches resulting in the exposure of sensitive customer data, including payment card information. Any compromise or breach of our information and payment technology systems could cause interruptions in our operations, damage our reputation, reduce our customers' willingness to visit our sites and conduct business with us or expose us to litigation from customer or sanctions from the payment card industry. Further, the failure of these systems to operate effectively, or problems we may experience with transitioning to upgraded or replacement systems, could significantly harm our business and operations and cause us to incur significant costs to remediate such problems.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key person life insurance policies for any of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology.

We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

It may be difficult to serve process on or enforce a United States judgment against those of our directors who reside in Israel.

On the date of this report, four of our seven directors reside in the State of Israel. As a result, you may have difficulty serving legal process within the United States upon any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws, because a substantial portion of the assets of these directors is located outside of the United States. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

If we are, or become, a U.S. real property holding corporation, special tax rules may apply to a sale, exchange or other disposition of common stock and non-U.S. holders may be less inclined to invest in our stock as they may be subject to U.S. federal income tax in certain situations.

A non-U.S. holder may be subject to U.S. federal income tax with respect to gain recognized on the sale, exchange or other disposition of common stock if we are, or were, a "U.S. real property holding corporation" or "USRPHC," at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such non-U.S. holder held our common stock (the shorter period referred to as the "lookback period"). In general, we would be a USRPHC if the fair market value of our "U.S. real property interests," as such term is defined for U.S. federal income tax purposes, equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. The test for determining USRPHC status is applied on certain specific determination dates and is dependent upon a number of factors, some of which are beyond our control (including, for example, fluctuations in the value of our assets). If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market such as the New York Stock Exchange ("NYSE"), only a non-U.S. holder who, actually or constructively, holds or held during the lookback period more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Litigation and/or negative publicity concerning food or beverage quality, health and other related issues could result in significant liabilities or litigation costs and cause consumers to avoid our convenience stores.

Negative publicity, regardless of whether the concerns are valid, concerning food or beverage quality, food or beverage safety or other health concerns, facilities, employee relations or other matters related to our operations may materially adversely affect demand for food and beverages offered in our convenience stores and could result in a decrease in customer traffic to our stores. Additionally, we may be the subject of complaints or litigation arising from food or beverage-related illness or injury in general which could have a negative impact on our business.

It is critical to our reputation that we maintain a consistent level of high quality food and beverages in our stores. Health concerns, poor food or beverage quality or operating issues stemming from one store or a limited number of stores can materially adversely affect the operating results of some or all of our stores and harm our proprietary brands.

Risks Related to Our Common Stock

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

- our quarterly or annual earnings or those of other companies in our industry;
- changes in accounting standards, policies, guidance, interpretations or principles;
- general economic and stock market conditions;
- the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;
- future sales of our common stock;
- announcements by us or our competitors of significant contracts or acquisitions;
- sales of common stock by us, our senior officers or our affiliates; and
- the other factors described in these "Risk Factors."

In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes often occur without any apparent regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price. In addition, the recent distress in the credit and financial markets has resulted in extreme volatility in trading prices of securities and diminished liquidity, and we cannot assure you that our liquidity will not be affected by changes in the financial markets and the global economy.

In the past, some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. The filing of a lawsuit against us, regardless of the outcome, could have a material adverse effect on our business, financial condition and results of operations, as it could result in substantial legal costs and a diversion of our management's attention and resources.

You may suffer substantial dilution.

We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for capital. In addition, if we have an immediate need for capital, we may sell securities in the public or private equity markets even when conditions are not otherwise favorable. You will suffer dilution if we issue currently unissued shares of our stock in the future in furtherance of our growth strategy. You will also suffer dilution if stock, restricted stock units, restricted stock, stock options, stock appreciation rights, warrants or other equity awards, whether currently outstanding or subsequently granted, are exercised.

We are exposed to risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

To comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), we are required to evaluate our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. During this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to comply with the requirements of Section 404, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the NYSE. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may decline.

We are a "controlled company" within the meaning of the NYSE rules and, as a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

A company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of the NYSE, including:

- the requirement that a majority of its board of directors consist of independent directors;
- the requirement to have a nominating/corporate governance committee consisting entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the requirement to have a compensation committee consisting entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We utilize all of these exemptions except that our compensation committee does have a written charter addressing its purpose and responsibilities. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our controlling stockholder may have conflicts of interest with other stockholders in the future.

At December 31, 2010, Delek Group beneficially owned approximately 73% of our outstanding common stock. As a result, Delek Group and its controlling shareholder, Mr. Sharon, will continue to be able to control the election of our directors, influence our corporate and management policies (including the declaration of dividends) and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Delek Group continues to own a significant amount of the outstanding shares of our common stock, Delek Group will continue to be able to influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales, and other significant corporate transactions. We cannot assure you that the interests of Delek Group will coincide with the interests of other holders of our common stock.

Future sales of shares of our common stock could depress the price of our common stock.

The market price of our common stock could decline as a result of the introduction of a large number of shares of our common stock into the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. At December 31, 2010, 39,736,432 shares of our common stock were controlled by Delek Group. In accordance with Delek Group's registration rights agreement with us, these 39,736,432 shares have been registered for resale by the selling stockholders, in one or more transactions, at their discretion in the future.

We depend upon our subsidiaries for cash to meet our obligations and pay any dividends.

We are a holding company. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or pay dividends to our stockholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Our subsidiaries' ability to make any payments will depend on many factors, including their earnings, cash flows, the terms of their indebtedness, tax considerations and legal restrictions.

We may be unable to pay future dividends in the anticipated amounts and frequency set forth herein.

We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Our ability to receive dividends and other cash payments from our subsidiaries is restricted under the terms of their respective credit facilities. For example, under the terms of their credit facilities, our subsidiaries are subject to certain customary covenants that limit their ability to, subject to certain exceptions as defined in their respective credit agreements, remit cash to, distribute assets to, or make investments in, us as the parent company. Specifically, these covenants limit the payment, in the form of cash or other assets, of dividends or other cash payments, to us. The declaration of future dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, restrictions in our debt agreements and legal requirements. Although we currently intend to pay quarterly cash dividends on our common stock at an annual rate of $0.15 per share, we cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth herein, if at all.

Provisions of Delaware law and our organizational documents may discourage takeovers and business combinations that our stockholders may consider in their best interests, which could negatively affect our stock price.

In addition to the fact that Delek Group owns the majority of our common stock, provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or deterring tender offers for our common stock that other stockholders may consider in their best interests.

Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of preferred stock in one or more different series with terms to be fixed by our Board of Directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult and more expensive for a person or group to acquire control of us and could effectively be used as an anti-takeover device. On the date of this report, no shares of our preferred stock are outstanding.

Our bylaws provide for an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders and require that special meetings of stockholders be called only by our chairman of the board, president or secretary after written request of a majority of our Board of Directors.

The anti-takeover provisions of Delaware law and provisions in our organizational documents may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

We own a refinery in Tyler, Texas, which is used by our refining segment and is situated on approximately 100 out of a total of approximately 600 acres of land owned by us and a light products loading facility. We also own crude oil pipelines and related tank farms, which are owned by our marketing segment and operated by it on behalf of our refining segment. Much of our pipeline system runs across leased land and rights-of-way. In 2008, we purchased five additional vacant or undeveloped properties totaling less than ten acres and a railroad spur of less than two acres adjacent to our property for additional flexibility and buffer. This additional acreage is included in the total of approximately 600 acres owned by us. We also own terminals in San Angelo and Abilene, Texas, certain of which are leased to third parties and used by our marketing segment, along with 114 miles of refined product pipelines and light product loading facilities.

As of December 31, 2010, we owned the real estate at 235 company operated retail fuel and convenience store locations, and leased the real property at 177 company operated stores. In addition to these stores, we own or lease 14 locations that were either leased or subleased to third party dealers; 43 other dealer sites are owned or leased independently by dealers.

The following table summarizes the real estate position of our retail segment.

State	Number of Company Operated Sites	Number of Dealer Sites	Dealer Sites Not Owned Nor Leased By Us	Number of Owned Sites	Number of Leased Sites	Remaining Lease Term < 3 Years(1)	Remaining Lease Term > 3 Years(1)
Tennessee	221	16	11	126	100	61	39
Alabama	88	37	31	59	35	16	19
Georgia	77	4	1	44	36	27	9
Arkansas	11	—	—	8	3	2	1
Virginia	9	—	—	1	8	3	5
Kentucky	3	—	—	1	2	1	1
Mississippi	2	—	—	2	—	—	—
Louisiana	1	—	—	—	1	—	1
Total	412	57	43	241	185	110	75

(1) Includes options renewable at our discretion; measured as of December 31, 2010.

Most of our retail fuel and convenience store leases are net leases requiring us to pay taxes, insurance and maintenance costs. Of the leases that expire in less than three years, we anticipate that we will be able to negotiate acceptable extensions of the leases for those locations that we intend to continue operating. We believe that none of these leases are individually material.

We lease our corporate headquarters at 7102 Commerce Way, Brentwood, Tennessee. The lease is for 54,000 square feet of office space of which we occupy 34,000 square feet and sub-lease the remaining space. The lease term expires in April 2022.

ITEM 3. *LEGAL PROCEEDINGS*

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including, environmental claims and employee related matters. Between February and August of 2008, OSHA conducted an inspection at our Tyler, Texas refinery and issued citations assessing an aggregate penalty of less than $0.1 million. Between November 2008 and May 2009, OSHA conducted another inspection at our Tyler, Texas refinery as a result of the explosion and fire that occurred on November 20, 2008, and issued citations assessing an aggregate penalty of approximately $0.2 million. We are contesting these citations and do not believe that the outcome of any pending OSHA citations (whether alone or in the aggregate) will have a material adverse effect on our business, financial condition or results of operations. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. *REMOVED AND RESERVED*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES*

Market Information and Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "DK." The following table sets forth the quarterly high and low sales prices of our common stock for each quarterly period and dividends issued since January 1, 2009:

Period	High Sales Price	Low Sales Price	Regular Dividends Per Common Share	Special Dividends Per Common Share
2009				
First Quarter	$11.61	$5.27	$0.0375	None
Second Quarter	$12.41	$7.92	$0.0375	None
Third Quarter	$ 9.20	$6.84	$0.0375	None
Fourth Quarter	$ 8.70	$5.65	$0.0375	None
2010				
First Quarter	$ 8.44	$6.56	$0.0375	None
Second Quarter	$ 8.25	$6.06	$0.0375	None
Third Quarter	$ 7.78	$6.22	$0.0375	None
Fourth Quarter	$ 7.64	$6.65	$0.0375	None

In connection with our initial public offering in May 2006, our Board of Directors announced its intention to pay a regular quarterly cash dividend of $0.0375 per share of our common stock beginning in the fourth quarter of 2006. The dividends paid in 2010 and 2009 totaled approximately $8.4 million and $8.1 million, respectively. As of the date of this filing, we intend to continue to pay quarterly cash dividends on our common stock at the same annual rate of $0.15 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our Board of Directors deems relevant. Except as represented in the table above, we have paid no other cash dividends on our common stock during the two most recent fiscal years.

Holders

As of March 4, 2011, there were approximately 12 common stockholders of record. This number does not include beneficial owners of our common stock whose stock is held in nominee or "street" name accounts through brokers.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph and table compare cumulative total returns for our stockholders since May 4, 2006 (the date of our initial public offering) to the Standard and Poor's 500 Stock Index and a peer group selected by management. The graph assumes a $100 investment made on May 4, 2006. Each of the three measures of cumulative total return assumes reinvestment of dividends. The peer group is comprised of Alon USA Energy, Inc., Casey's General Stores, Inc., Frontier Oil Corporation, Holly Corporation, Pantry, Inc., Sunoco, Inc., Susser Holdings Corporation, Tesoro Corporation, TravelCenters of America, LLC, Valero Energy Corporation and Western Refining, Inc. The stock performance shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN



Total Return - Peer Group
Total Return - S&P 500
Total Return - Delek US Holdings
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
May-06
Oct-06
Mar-07
Aug-07
Jan-08
Jun-08
Nov-08
Apr-09
Sep-09
Feb-10
Jul-10
Dec-10

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected financial data should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

	Year Ended December 31,				
	2010	2009	2008(1)	2007(1)	2006(1)(2)(3)
	(In millions, except share and per share data)				
Statement of Operations Data:					
Net sales:					
Refining	$ 1,683.2	$ 882.1	$ 2,091.8	$ 1,694.3	$ 1,598.6
Marketing	504.4	374.4	745.5	626.6	221.6
Retail	1,592.3	1,421.5	1,885.7	1,672.9	1,294.9
Other	(24.3)	(11.3)	0.7	0.4	0.3
Total net sales	3,755.6	2,666.7	4,723.7	3,994.2	3,115.4
Operating costs and expenses:					
Cost of goods sold	3,412.9	2,394.1	4,308.1	3,539.3	2,734.2
Operating expenses	229.5	219.0	240.8	213.8	169.0
Insurance proceeds — business interruption	(12.8)	(64.1)	—	—	—
Property damage proceeds, net	(4.0)	(40.3)	—	—	—
Impairment of goodwill	—	7.0	11.2	—	—
General and administrative expenses	59.0	64.3	57.0	54.1	37.6
Depreciation and amortization	61.1	52.4	41.3	32.1	21.8
Loss (gain) on sales of assets	0.7	2.9	(6.8)	—	—
Unrealized gain on forward contract hedging activities(4)	—	—	—	(0.1)	—
Total operating costs and expenses	3,746.4	2,635.3	4,651.6	3,839.2	2,962.6
Operating income	9.2	31.4	72.1	155.0	152.8
Interest expense	34.1	25.5	23.7	30.6	24.2
Interest income	—	(0.1)	(2.1)	(9.3)	(7.2)
Interest expense to related parties	—	—	—	—	1.0
Loss from minority investment(5)	—	—	7.9	0.8	—
Impairment of minority investment	60.0	—	—	—	—
Gain on extinguishment of debt	—	—	(1.6)	—	—
Other expenses, net	—	0.6	1.0	2.4	0.2
Total non-operating expenses, net	94.1	26.0	28.9	24.5	18.2
(Loss) income from continuing operations before income taxes	(84.9)	5.4	43.2	130.5	134.6
Income tax (benefit) expense	(5.0)	3.1	18.6	35.0	43.1
(Loss) income from continuing operations	(79.9)	2.3	24.6	95.5	91.5
(Loss) income from discontinued operations, net of tax	—	(1.6)	1.9	0.9	1.5
Net (loss) income	$ (79.9)	$ 0.7	$ 26.5	$ 96.4	$ 93.0
Basic (loss) earnings per share:					
(Loss) income from continuing operations	$ (1.47)	$ 0.04	$ 0.47	$ 1.83	$ 1.94
(Loss) income from discontinued operations	—	(0.03)	0.03	0.02	0.04
Basic (loss) earnings per share	$ (1.47)	$ 0.01	$ 0.50	$ 1.85	$ 1.98
Diluted (loss) earnings per share:					
(Loss) income from continuing operations	$ (1.47)	$ 0.04	$ 0.46	$ 1.81	$ 1.91
(Loss) income from discontinued operations	—	(0.03)	0.03	0.01	0.03
Diluted (loss) earnings per share	$ (1.47)	$ 0.01	$ 0.49	$ 1.82	$ 1.94
Weighted average shares, basic	54,264,763	53,693,258	53,675,145	52,077,893	47,077,369
Weighted average shares, diluted	54,264,763	54,484,969	54,401,747	52,850,231	47,915,962
Dividends declared per common share outstanding	$ 0.15	$ 0.15	$ 0.15	$ 0.54	$ 0.04

	Year Ended December 31,				
	2010	2009	2008(1)	2007(1)	2006(1)
	(In millions)				
Cash Flow Data:					
Cash flows provided by operating activities	$ 71.0	$ 137.8	$ 28.6	$ 179.6	$ 109.5
Cash flows used in investing activities	(44.5)	(102.9)	(39.4)	(221.8)	(250.7)
Cash flows (used in) provided by financing activities	(45.8)	18.2	(78.9)	45.6	180.2
Net (decrease) increase in cash and cash equivalents	$(19.3)	$ 53.1	$(89.7)	$ 3.4	$ 39.0

	December 31,				
	2010	2009	2008(1)	2007(1)	2006(1)
	(In millions)				
Balance Sheet Data:					
Cash and cash equivalents	$ 49.1	$ 68.4	$ 15.3	$ 105.0	$101.6
Short-term investments	—	—	—	44.4	73.2
Total current assets	299.4	311.6	194.0	468.6	433.3
Property, plant and equipment, net	680.1	692.0	586.6	525.5	403.6
Total assets	1,144.6	1,223.0	1,017.2	1,244.3	949.4
Total current liabilities	292.5	322.2	186.2	305.0	230.9
Total debt, including current maturities	295.8	317.1	286.0	355.2	286.6
Total non-current liabilities	408.8	369.8	297.2	426.8	336.3
Total shareholders' equity	443.3	531.0	533.8	512.5	382.2
Total liabilities and shareholders' equity	1,144.6	1,223.0	1,017.2	1,244.3	949.4

(1) Operating results for 2008, 2007 and 2006 have been restated to reflect the reclassification of the retail segment's remaining nine Virginia stores back to normal operations.

(2) Refinery segment operating results reflect certain reclassifications made to conform prior year balances to current year financial statement presentation. Sales of intermediate feedstock sales have been reclassified to net sales which had previously been presented on a net basis in cost of goods sold. Certain pipeline expenses previously presented in cost of goods sold have been reclassified to operating expenses, general and administrative expenses and depreciation. These reclassifications had no effect on either net income or shareholders' equity, as previously reported.

(3) Effective August 1, 2006, marketing operations were initiated in conjunction with the acquisition of the Pride assets.

(4) To mitigate the risks of changes in the market price of crude oil and refined petroleum products, from time to time we enter into forward contracts to fix the purchase price of crude and sales price of specific refined petroleum products for a predetermined number of units at a future date.

(5) Beginning October 1, 2008, Delek began reporting its investment in Lion Oil using the cost method of accounting. See Note 6 of the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data of this Annual Report on 10-K for further information.

Segment Data(1):

	As of and for the Year Ended December 31, 2010				
	Refining	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
			(In millions)		
Net sales (excluding intercompany marketing fees and sales)	$1,678.2	$1,592.3	$484.3	$ 0.8	$3,755.6
Intercompany marketing fees and sales	5.0	—	20.1	(25.1)	—
Operating costs and expenses:					
Cost of goods sold	1,546.8	1,405.2	476.7	(15.8)	3,412.9
Operating expenses	101.4	134.7	2.9	(9.5)	229.5
Insurance proceeds — business interruption	(12.8)	—	—	—	(12.8)
Property damage proceeds, net	(4.0)	—	—	—	(4.0)
Segment contribution margin	$ 51.8	$ 52.4	$ 24.8	$ 1.0	130.0
General and administrative expenses					59.0
Depreciation and amortization					61.1
Loss on disposal of assets					0.7
Operating income					$ 9.2
Total assets	$ 545.1	$ 420.6	$ 65.2	$113.7	$1,144.6
Capital spending (excluding business combinations)	$ 42.3	$ 14.4	$ —	$ 0.1	$ 56.8

	As of and for the Year Ended December 31, 2009				
	Refining	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
			(In millions)		
Net sales (excluding intercompany marketing fees and sales)	$887.7	$1,421.5	$356.8	$ 0.7	$2,666.7
Intercompany marketing fees and sales	(5.6)	—	17.6	(12.0)	—
Operating costs and expenses:					
Cost of goods sold	809.6	1,240.8	349.5	(5.8)	2,394.1
Operating expenses	85.9	138.5	1.2	(6.6)	219.0
Impairment of goodwill	—	7.0	—	—	7.0
Insurance proceeds — business interruption	(64.1)	—	—	—	(64.1)
Property damage proceeds, net	(40.3)	—	—	—	(40.3)
Segment contribution margin	$ 91.0	$ 35.2	$ 23.7	$ 1.1	151.0
General and administrative expenses					64.3
Depreciation and amortization					52.4
Loss on disposal of assets					2.9
Operating income					$ 31.4
Total assets	$573.8	$ 430.0	$ 62.3	$156.9	$1,223.0
Capital spending (excluding business combinations)	$155.1	$ 14.3	$ 0.5	$ 0.1	$ 170.0

	As of and for the Year Ended December 31, 2008				
	Refining	Retail(2)	Marketing	Corporate, Other and Eliminations	Consolidated
			(In millions)		
Net sales (excluding intercompany marketing fees and sales)	$2,105.6	$1,885.7	$731.7	$ 0.7	$4,723.7
Intercompany marketing fees and sales	(13.8)	—	13.8	—	—
Operating costs and expenses:					
Cost of goods sold	1,921.3	1,673.4	721.2	(7.8)	4,308.1
Operating expenses	96.9	142.9	1.0	—	240.8
Impairment of goodwill	—	11.2	—	—	11.2
Segment contribution margin	$ 73.6	$ 58.2	$ 23.3	$ 8.5	163.6
General and administrative expenses					57.0
Depreciation and amortization					41.3
Gain on sales of assets					(6.8)
Operating income					$ 72.1
Total assets	$ 348.4	$ 464.8	$ 55.3	$148.7	$1,017.2
Capital spending (excluding business combinations)	$ 82.9	$ 18.6	$ 0.9	$ —	$ 102.4

(1) Accounting Standards Codification ("ASC") 280, *Segment Reporting*, requires disclosure of a measure of segment profit or loss. We measure the operating performance of each segment based on segment contribution margin. We define segment contribution margin as net sales less cost of goods sold and operating expenses, excluding depreciation and amortization.

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores, excluding depreciation and amortization.

For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and external costs. Operating expenses include the costs associated with the actual operations of the Tyler refinery, excluding depreciation and amortization.

For the marketing segment, cost of goods sold includes all costs of refined products, additives and related transportation. Operating expenses include the costs associated with the actual operation of owned terminals, excluding depreciation and amortization, terminaling expense at third-party locations and pipeline maintenance costs.

(2) Retail operating results for 2008 have been restated to reflect the reclassification of the remaining nine Virginia stores back to normal operations.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is management's analysis of our financial performance and of significant trends that may affect our future performance. It should be read in conjunction with the consolidated financial statements and related notes included in Item 8, Financial Statements and Supplementary Data, in this Annual Report on Form 10-K. Those statements in MD&A that are not historical in nature should be deemed forward-looking statements that are inherently uncertain.

Forward-Looking Statements

This Annual Report contains "forward looking statements" that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of management's goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to:

- reliability of our operating assets;
- competition;
- changes in, or the failure to comply with, the extensive government regulations applicable to our industry segments;
- decreases in our refining margins or fuel gross profit as a result of increases in the prices of crude oil, other feedstocks and refined petroleum products;
- our ability to execute our strategy of growth through acquisitions and transactional risks in acquisitions;
- diminishment of value in long-lived assets may result in an impairment in the carrying value of the asset on our balance sheet and a resultant loss recognized in the statement of operations;
- general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States;
- dependence on one wholesaler for a significant portion of our convenience store merchandise;
- unanticipated increases in cost or scope of, or significant delays in the completion of our capital improvement projects;
- risks and uncertainties with respect to the quantities and costs of refined petroleum products supplied to our pipelines and/or held in our terminals;
- operating hazards, natural disasters, casualty losses and other matters beyond our control;
- increases in our debt levels;
- compliance, or failure to comply, with restrictive and financial covenants in our various debt agreements;
- the inability of our subsidiaries to freely make dividends to us;
- seasonality;
- acts of terrorism aimed at either our facilities or other facilities that could impair our ability to produce or transport refined products or receive feedstocks;
- changes in the cost or availability of transportation for feedstocks and refined products;
- volatility of derivative instruments;
- potential conflicts of interest between our major stockholder and other stockholders; and

- other factors discussed under the heading "Management's Discussion and Analysis" and in our other filings with the SEC.

In light of these risks, uncertainties and assumptions, our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements, and you should not place undue reliance upon them. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Overview

We are a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Our business consists of three operating segments: refining, marketing and retail. Our refining segment operates a high conversion, moderate complexity independent refinery in Tyler, Texas, with a design crude distillation capacity of 60,000 barrels per day ("bpd"), along with an associated light products loading facility. Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operated terminals and owns and/or operates crude oil pipelines and associated tank farms in east Texas. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of approximately 412 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. Additionally, we own a minority interest in Lion Oil Company, a privately-held Arkansas corporation, which operates a 80,000 bpd moderate complexity crude oil refinery located in El Dorado, Arkansas and other pipeline and product terminals.

Our profitability in the refining segment is substantially determined by the spread between the price of refined products and the price of crude oil, referred to as the "refined product margin." The cost to acquire feedstocks and the price of the refined petroleum products we ultimately sell from the Tyler refinery depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions such as hurricanes or tornadoes, local, domestic and foreign political affairs, global conflict, production levels, the availability of imports, the marketing of competitive fuels and government regulation. Other significant factors that influence our results in the refining segment include the cost of crude, our primary feedstock, the Tyler refinery's operating costs, particularly the cost of natural gas used for fuel and the cost of electricity, seasonal factors, refinery utilization rates and planned or unplanned maintenance activities or turnarounds. Moreover, while any changes in the cost of crude oil, are reflected in the price of light refined products, the value of heavier products, such as coke, carbon black oil ("CBO"), and liquefied petroleum gas ("LPG") have not moved in parallel with crude cost. This causes additional pressure on our realized margins.

We compare our per barrel refined product margin to a well established industry metric, the U.S. Gulf Coast 5-3-2 crack spread ("Gulf Coast crack spread"), which is used as a benchmark for measuring a refinery's product margins by measuring the difference between the price of light products and crude oil. It represents the approximate gross margin resulting from processing one barrel of crude oil into three fifths of a barrel of gasoline and two fifths of a barrel of high sulfur diesel. We calculate the Gulf Coast crack spread using the market value of U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline and U.S. Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel) and the first month futures price of light sweet crude oil on the New York Mercantile Exchange ("NYMEX"). U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline is a grade of gasoline commonly marketed as Regular Unleaded at retail locations. U.S. Gulf Coast Pipeline No. 2 Heating Oil is a petroleum distillate that can be used as either a diesel fuel or a fuel oil. This is the standard by which other distillate products (such as ultra low sulfur diesel) are priced.

The NYMEX is the commodities trading exchange located in New York City where contracts for the future delivery of petroleum products are bought and sold.

An event in our refining segment which has spanned the three year period discussed was an explosion and fire, which occurred at the Tyler refinery on November 20, 2008. The explosion and fire caused damage to both our saturates gas plant and naphtha hydrotreater and resulted in an immediate suspension of our refining operations. The Tyler refinery was subject to a gradual, monitored restart in May 2009, culminating in a full resumption of operations on May 18, 2009. We settled all outstanding property damage and business interruption insurance claims in 2010.

The cost to acquire the refined fuel products we sell to our wholesale customers in our marketing segment and at our convenience stores in our retail segment depends on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depends on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. Our retail merchandise sales are driven by convenience, customer service, competitive pricing and branding. Motor fuel margin is sales less the delivered cost of fuel and motor fuel taxes, measured on a cents per gallon basis. Our motor fuel margins are impacted by local supply, demand, weather, competitor pricing and product brand.

As part of our overall business strategy, we regularly evaluate opportunities to expand and complement our business and may at any time be discussing or negotiating a transaction that, if consummated, could have a material effect on our business, financial condition, liquidity or results of operations.

Strategic Initiatives

We are committed to enhancing shareholder value while maintaining financial stability and flexibility by continuing to:

- focus on health, safety and environmental compliance;
- provide value to our customers and employees by delivering a high level of customer service standards;
- demonstrate a prudent and scalable capital structure;
- repair, modernize, grow and improve the profitability of our operations through carefully evaluated capital investments; and
- pursue acquisition opportunities that strengthen our core markets and leverage our core competencies.

In pursuit of the foregoing goals, the following represent certain significant accomplishments in 2010:

- Throughout 2010, we completed several capital projects at the Tyler refinery, including the fractionation section of the Mobile Source Air Toxics ("MSAT") II compliance project, which allows for reduced benzene content in gasoline; construction of a new warehouse and maintenance shops, which improves the safety of the Tyler refinery employees; and improvements to tankage, lines and loading systems to increase the amounts and types of renewable fuels we can blend at the Tyler refinery.
- In March 2010, the Tyler refinery began wide-scale training on Dupont's Safety Observations Program as part of a new initiative to promote an improved safety culture.
- Revitalized our promotional marketing to defined bi-monthly period which both capture consumer interest and frequently attach to a charitable event or cause. We have labeled this initiative the "WOW" promotion.
- Obtained long-term financing in the form of revolving credit facilities for both our refining and retail segments, which ensure continued access to needed liquidity in our operations.
- Extended the maturity dates on $144.0 million in promissory notes.
- During 2010, we paid dividends totaling $8.4 million to our shareholders.

Market Trends

Our results of operations are significantly affected by the cost of commodities. Sudden change in petroleum price is our primary source of market risk. Our business model is affected more by the volatility of petroleum prices than by the cost of the petroleum that we sell.

We continually experience volatility in the energy markets. Concerns about the U.S. economy and continued uncertainty in several oil-producing regions of the world resulted in volatility in the price of crude oil which outpaced product prices in 2010, 2009 and 2008. The average price of crude oil in 2010, 2009 and 2008 was $79.50, $61.93 and $99.73 per barrel, respectively. The U.S. Gulf Coast crack spread ranged from a high of $14.26 per barrel to a low of $4.58 per barrel during 2010 and averaged $7.93 per barrel during 2010 compared to an average of $6.92 in 2009 and $10.27 per barrel in 2008.

We also continue to experience high volatility in the wholesale cost of fuel. The U.S. Gulf Coast price for unleaded gasoline ranged from a low of $1.83 per gallon to a high of $2.41 per gallon in 2010 and averaged $2.07 per gallon in 2010, which compares to averages of $1.65 per gallon in 2009 and $2.49 per gallon in 2008. If this volatility continues and we are unable to fully pass our cost increases on to our customers, our retail fuel margins will decline. Additionally, increases in the retail price of fuel could result in lower demand for fuel and reduced customer traffic inside our convenience stores in our retail segment. This may place downward pressure on in-store merchandise sales and margins. Finally, the higher cost of fuel has resulted in higher credit card fees as a percentage of sales and gross profit. As fuel prices increase, we see increased usage of credit cards by our customers and pay higher interchange costs since credit card fees are paid as a percentage of sales.

The cost of natural gas used for fuel in our Tyler refinery has also shown historic volatility. Our average cost of natural gas increased to $4.34 per million British Thermal Units ("MMBTU") in 2010 from $3.72 per million MMBTU in 2009 and $9.22 per MMBTU in 2008.

As part of our overall business strategy, management determines the cost to store crude, the pricing of products and whether we should maintain, increase or decrease inventory levels of crude or other intermediate feedstocks based on various factors, including the crude pricing market in the Gulf Coast region, the refined products market in the same region, the relationship between these two markets, our ability to obtain credit with crude vendors, and any other factors which may impact the costs of crude. At the end of 2010, our crude inventory increased by approximately 120,000 barrels due to unplanned maintenance at the refinery. At the end of 2009, we reduced our crude inventory, primarily because of the limited refined product margin at that time.

Factors Affecting Comparability

The comparability of our results of operations for the year ended December 31, 2010 as compared to the years ended December 31, 2009 and 2008 was affected by the following factors:

- The receipt of $4.0 million and $40.3 million, respectively, of property damage insurance proceeds, net of expenses, for the years ended December 31, 2010 and 2009, due to the November 20, 2008 explosion and fire at the Tyler refinery;

- the explosion and fire at the Tyler refinery on November 20, 2008, which shut down operations at the Tyler refinery for a portion of each of the years ended December 31, 2009 and 2008. Operations fully resumed on May 18, 2009;

- the change in the accounting for the investment in Lion Oil from the equity method to the cost method beginning October 2008;

- the addition of ethanol blending at our refining segment in 2008.

Results of Operations

Consolidated Results of Operations — Comparison of the Year Ended December 31, 2010 versus the Year Ended December 31, 2009

In the fiscal years ended December 31, 2010 and 2009, we generated net sales of $3,755.6 million and $2,666.7 million, respectively. The $1,088.9 million, or 40.8%, increase in net sales is primarily attributed to higher sales volume at the Tyler refinery due to the resumption of operations after the November 20, 2008 explosion and fire that led to the suspension of operations at the Tyler refinery for the period from November 20, 2008 to May 18, 2009 and higher sales prices due to an increase in commodity prices at all three of our operating segments.

Cost of goods sold was $3,412.9 million in 2010 compared to $2,394.1 million in 2009, an increase of $1,018.8 million or 42.6%. This increase is primarily attributable to higher costs of crude and sales volumes at the Tyler refinery, higher fuel costs at the retail segment and higher product cost per barrel at the marketing segment.

Operating expenses were $229.5 million in 2010 compared to $219.0 million in 2009, an increase of $10.5 million or 4.8%. This increase was primarily driven by the resumption of operations at the Tyler refinery, as well as increased expenses at the refining segment associated with maintenance performed at the Tyler refinery in the third quarter of 2010. These increases were partially offset by a decrease in operating expenses at our retail segment due to a reduction in our retail and convenience store count in 2010 from 2009.

During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million related to the November 20, 2008 explosion and fire at the Tyler refinery, of which $12.8 million is included as business interruption proceeds and $4.2 million is included as property damage. We also recorded expenses during the year ended December 31, 2010 of $0.2 million, resulting in a net gain of $4.0 million related to property damage proceeds. During the year ended December 31, 2009, we recorded insurance proceeds of $116.0 million, of which $64.1 million was included as business interruption proceeds and $51.9 million was included as property damage proceeds. We also recorded expenses of $11.6 million, resulting in a net gain of $40.3 million related to property damage proceeds.

Goodwill impairment was $7.0 million in 2009 and relates to the write-off of goodwill associated with our purchase of stores from Fast Petroleum, Inc. and affiliates (Fast stores). The impairment taken in 2009 was based on our annual impairment testing performed in the fourth quarter. Our annual impairment testing performed in the fourth quarter of 2010 did not result in goodwill impairment.

General and administrative expenses were $59.0 million in 2010 compared to $64.3 million in 2009, a decrease of $5.3 million, or 8.2%. The overall decrease was primarily due to costs related to potential acquisitions that were incurred during 2009 and a decrease in legal expenses.

Depreciation and amortization was $61.1 million in 2010 compared to $52.4 million in 2009, an increase of $8.7 million or 16.6%. This increase was primarily due to several projects that were placed in service at the Tyler refinery in the second half of 2009, including the saturates gas plant rebuild, the 2009 turnaround activities and certain crude optimization projects.

Loss on sale of assets was $0.7 million in 2010 compared to $2.9 million in 2009. In 2010, the retail segment sold twelve retail fuel and convenience stores and one dealer location for a net loss of $0.7 million. In 2009, the retail segment sold 24 non-core real estate assets during the third and fourth quarters for a net loss of $2.9 million.

Interest expense was $34.1 million in 2010 compared to $25.5 million in 2009, an increase of $8.6 million. This increase was due to higher amortization of deferred financing charges and higher interest rates under several of our credit facilities which have been refinanced or amended during 2010 and the greater use of our refining segment's ABL credit facility to issue letters of credit for crude oil purchases compared to 2009 when the Tyler refinery was not operating for a significant portion of the period. We also did not have any significant refinery projects in process during 2010, so little capitalization of interest expense occurred, whereas we had a significant capitalization of interest expense in 2009. Interest income was nominal in 2010, as compared to $0.1 million for 2009.

Impairment of minority investment was $60.0 million in 2010. In the fourth quarter of 2010, an evaluation of publicly disclosed transactions in the refining sector, in conjunction with our internal reviews of potential transactions, indicated a need to evaluate our cost-method investment for possible diminishment of fair value. Therefore, we performed an evaluation of the fair value of our minority investment which resulted in the need to recognize a $60.0 million impairment of our minority investment in the fourth quarter of 2010. No impairment of our minority investment was necessary in 2009.

Other operating expenses, net, were $0.6 million in 2009. In the second quarter of 2009, we exchanged our auction rate securities investment for shares of common stock in Bank of America to be held as available for sale securities. This conversion resulted in a loss of $2.0 million. In the third quarter of 2009, we sold the common stock of Bank of America. This sale resulted in a gain of $1.4 million, which partially offset the loss recognized on conversion. There were no other operating expenses in 2010.

Income tax (benefit) expense was $(5.0) million in 2010 compared to $3.1 million in 2009, a decrease of $8.1 million. This decrease was primarily due to the net loss in 2010 as compared to income in 2009. Our effective tax rate was 5.9% in 2010, compared to 57.4% in 2009. The decrease in the effective tax rate was primarily due to a valuation allowance related to the impairment of our minority investment in 2010, adjustments to our valuation allowances on deferred tax assets in 2009, which increased our 2009 expense, and the goodwill impairment recognized in the fourth quarter of 2009, a portion of which was non-deductible for tax purposes.

Loss from discontinued operations was $1.6 million in 2009 and relates to the operations of the 27 Virginia stores classified as discontinued operations. As of December 31, 2009 there were no remaining assets held for sale and, therefore, there was no income or loss from discontinued operations in 2010.

Consolidated Results of Operations — Comparison of the Year Ended December 31, 2009 versus the Year Ended December 31, 2008

In the fiscal years ended December 31, 2009 and 2008, we generated net sales of $2,666.7 million and $4,723.7 million, respectively. The $2,057.0 million, or 43.5%, decrease in net sales is primarily attributed to lower sales volume at the Tyler refinery due to the November 20, 2008 explosion and fire that led to the suspension of operations at the Tyler refinery for the period from November 20, 2008 to May 18, 2009 and lower sales prices due to a reduction in commodity prices at all three of our operating segments.

Cost of goods sold was $2,394.1 million in 2009 compared to $4,308.1 million in 2008, a decrease of $1,914.0 million or 44.4%. This decrease is primarily attributable to lower costs of crude and sales volumes at the Tyler refinery, lower fuel costs at the retail segment and lower product cost per barrel at the marketing segment.

Operating expenses were $219.0 million in 2009 compared to $240.8 million in 2008, a decrease of $21.8 million or 9.1%. This decrease was primarily driven by lower natural gas and electricity rates in the refining segment and lower credit card expenses at the retail segment.

During the year ended December 31, 2009, we recorded insurance proceeds of $116.0 million related to the November 20, 2008 explosion and fire at the Tyler refinery, of which $64.1 million was included as business interruption proceeds and $51.9 million was included as property damage proceeds. We also recorded expenses of $11.6 million, resulting in a net gain of $40.3 million related to property damage proceeds.

Goodwill impairment was $7.0 million in 2009 and relates to the write-off of goodwill associated with our purchase of the Fast stores. Goodwill impairment was $11.2 million in 2008 and relates to the write-off of goodwill associated with our purchase of stores from Calfee Company of Dalton, Inc. and affiliates ("Calfee stores"). The impairments taken in both 2009 and 2008 were based on our annual impairment testing performed in the fourth quarter of each year.

General and administrative expenses were $64.3 million in 2009 compared to $57.0 million in 2008, an increase of $7.3 million, or 12.8%. The overall increase was primarily due to an increase in legal fees associated with the November 20, 2008 explosion and fire at the Tyler refinery and increases in salaried labor and outside services. We do not allocate general and administrative expenses to our operating segments.

Depreciation and amortization was $52.4 million in 2009 compared to $41.3 million in 2008, an increase of $11.1 million or 26.9%. This increase was primarily due to the completion of a full turnaround at the Tyler refinery in the first half of 2009.

Gain (loss) on sale of assets was $(2.9) million in 2009 compared to $6.8 million in 2008. In 2009, the retail segment sold 24 non-core real estate assets during the third and fourth quarters for a net loss of $2.9 million. In 2008, the retail segment sold two retail fuel and convenience stores, one in the second quarter and the other in the third quarter, for a net gain of $6.8 million.

Interest expense was $25.5 million in 2009 compared to $23.7 million in 2008, an increase of $1.8 million. This increase was due to an increase in our deferred financing charges and a decrease in capitalized interest, partially offset by lower average borrowing rates on our variable rate facilities and decreases in average loan balances and letters of credit issued. Interest income was $0.1 million for 2009 compared to $2.1 million for 2008, a decrease of $2.0 million. This decrease was primarily due to our reduction in short-term investments and lower rates of return in 2009.

Beginning October 1, 2008, we began reporting our investment in Lion Oil using the cost method of accounting. Accordingly, there was no income or loss from equity method investment in the year ended December 31, 2009. Loss from equity method investment was $7.9 million in 2008. Our proportionate share of the loss from the Lion Oil minority investment was $7.1 million for 2008. In addition, we had amortization expense of $0.8 million for 2008 related to the fair value differential determined at the acquisition date of our minority investment. We included our proportionate share of the operating results of Lion Oil in our consolidated statements of operations two months in arrears.

Gain on extinguishment of debt was $1.6 million in 2008 and relates to a purchase in a participating stake in debt of Delek US held by Finance, as permitted under the terms of the credit agreement. At a consolidated level, this purchase resulted in a gain on debt extinguishment. There was no gain or loss on extinguishment of debt in 2009.

Other operating expenses, net, were $0.6 million in 2009 compared to $1.0 million in 2008. In the second quarter of 2009, we exchanged our auction rate securities investment for shares of common stock in Bank of America to be held as available for sale securities. This conversion resulted in a loss of $2.0 million. In the third quarter of 2009, we sold the common stock of Bank of America. This sale resulted in a gain of $1.4 million, which partially offset the loss recognized on conversion. In 2008, we recognized a $1.0 million loss associated with the change in the fair market value of our interest rate derivatives.

Income tax expense was $3.1 million in 2009 compared to $18.6 million in 2008, a decrease of $15.5 million. This decrease was primarily due to the decrease in net income in 2009 as compared to 2008. Our effective tax rate was 57.4% in 2009, compared to 43.1% in 2008. The increase in the effective tax rate was primarily due to adjustments to our valuation allowances on deferred tax assets in 2009, which increased our 2009 expense, and the goodwill impairment recognized in the fourth quarter of 2009, a portion of which was non-deductible for tax purposes.

Income (loss) from discontinued operations was $(1.6) million and $1.9 million in 2009 and 2008, respectively, and relates to the operations of the 27 Virginia stores classified as discontinued operations. As of December 31, 2009 there were no remaining assets held for sale.

Operating Segments

We review operating results in three reportable segments: refining, marketing and retail. Our company was initially formed in May 2001 with the acquisition of 198 retail fuel and convenience stores from Williams Express, Inc., a subsidiary of The Williams Companies Inc. The refining segment was created in April 2005 with the acquisition of the Tyler refinery. Effective August 1, 2006, we added a third segment, marketing, to track the activity associated with the sales of refined products on a wholesale basis.

Refining Segment

The table below sets forth information concerning the Tyler refinery segment operations for 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
Days operated in period(1)	365	228	324
Total sales volume (average barrels per day)(1)	53,360	51,823	56,609
Products manufactured (average barrels per day)(1):			
Gasoline	30,019	28,707	30,346
Diesel/jet	19,669	19,206	20,857
Petrochemicals, LPG, NGLs	1,623	2,064	1,963
Other	2,012	2,350	2,607
Total production	53,323	52,327	55,773
Refinery throughput (average barrels per day)(1):			
Crude oil	50,000	49,304	51,683
Other feedstocks	4,286	4,498	5,239
Total refinery throughput	54,286	53,802	56,922
Per barrel of sales(2):			
Refining operating margin(3)	$ 7.00	$ 6.14	$ 9.29
Refining operating margin excluding intercompany marketing fees(4)	7.55	7.07	10.05
Direct operating expenses(5)	5.21	7.28	5.28
Pricing statistics (average for the period presented)(1):			
WTI — Cushing crude oil (per barrel)	$ 79.50	$ 71.22	$106.95
U.S. Gulf Coast 5-3-2 crack spread (per barrel)	7.93	5.97	11.13
U.S. Gulf Coast unleaded gasoline (per gallon)	2.07	1.87	2.69
Ultra low sulfur diesel (per gallon)	2.16	1.85	3.11
Natural gas (per MMBTU)	4.34	3.71	9.22

(1) The Tyler refinery did not operate during the period from November 21, 2008 through May 17, 2009 due to the November 20, 2008 explosion and fire. The Tyler refinery resumed full operations on May 18, 2009. Sales volumes for 2009 include minimal sales of intermediate products made prior to the restart of the Tyler refinery. Information is calculated based on the number of days the Tyler refinery was fully operational.

(2) "Per barrel of sales" information is calculated by dividing the applicable income statement line item (operating margin or operating expenses) divided by the total barrels sold during the period.

(3) "Operating margin" is defined as refining segment net sales less cost of goods sold.

(4) "Operating margin excluding intercompany marketing" fees is defined as refining segment net sales less cost of goods sold, adjusted to exclude the fees paid to the marketing segment of $10.6 million, $11.0 million and $13.8 million in the years ended December 31, 2010, 2009 and 2008, respectively.

(5) "Direct operating expenses" are defined as operating expenses attributed to the refining segment.

Refining Segment Operational Comparison of the Year Ended December 31, 2010 versus the Year Ended December 31, 2009

In the fiscal years ended December 31, 2010 and 2009, net sales for the refining segment were $1,683.2 million and $882.1 million, respectively, an increase of $801.1 million, or 90.8%. Total sales volume for 2010 averaged 53,360 barrels per day compared to 51,823 barrels per day in 2009. The increase in total sales was primarily due to the resumption of operations at the Tyler refinery on May 18, 2009 after the November 20, 2008 explosion and fire and an increase in the average sales price of $12.79 per barrel, to $86.42 per barrel sold in 2010 compared to $73.63 per barrel sold in 2009.

Cost of goods sold for our refining segment in 2010 was $1,546.8 million compared to $809.6 million in 2009, an increase of $737.2 million or 91.1%. This cost increase resulted from an increase in the average cost per barrel of $12.58, from $66.84 per barrel in 2009 to $79.42 per barrel in 2010. Further contributing to the increase in cost of goods sold was the increase in sales volume due to the resumption of operations at the Tyler refinery discussed above. Cost of goods sold for 2010 includes a $3.2 million gain on derivative contracts, compared to a gain of $6.6 million in 2009.

Our refining segment has a service agreement with our marketing segment, which among other things, requires the refining segment to pay service fees based on the number of gallons sold at the Tyler refinery and to share with the marketing segment a portion of the marketing margin achieved in return for providing marketing, sales and customer services. This fee was $10.6 million in 2010 as compared to $11.0 million in 2009. This service agreement lowered the margin achieved by our refining segment in 2010 by $0.55 per barrel to $7.00 per barrel. Without this fee, the refining segment would have achieved a refining operating margin of $7.55 per barrel in 2010 compared to $7.07 per barrel in 2009. We eliminate this intercompany fee in consolidation.

Operating expenses were $101.4 million in 2010, or $5.21 per barrel sold, compared to $85.9 million in 2009, or $7.28 per barrel sold. The decrease in operating expense per barrel sold was due primarily to the continuation of fixed costs, such as salaries, benefits and utilities despite the suspension of operations for the first 137 days of 2009, as compared to a full year of production in 2010. The overall increase in operating expenses of $15.5 million, or 18.0%, is attributed to the resumption of operations at the Tyler refinery, an increase in equipment rental, maintenance and contractor expenses associated with the maintenance performed on several process units at the Tyler refinery in the third quarter of 2010 and a $2.4 million increase in transportation and pipeline expenses, which are paid to the marketing segment. We eliminate these fees in consolidation.

During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million related to the November 20, 2008 explosion and fire at the Tyler refinery, of which $12.8 million is included as business interruption proceeds and $4.2 million is included as property damage. We also recorded expenses during the year ended December 31, 2010 of $0.2 million, resulting in a net gain of $4.0 million related to property damage proceeds. During the year ended December 31, 2009, we recorded insurance proceeds of $116.0 million, of which $64.1 million was included as business interruption proceeds and $51.9 million was included as property damage proceeds. We also recorded expenses of $11.6 million, resulting in a net gain of $40.3 million related to property damage proceeds.

Contribution margin for the refining segment in 2010 was $51.8 million, or 39.8% of our consolidated contribution margin.

Refining Segment Operational Comparison of the Year Ended December 31, 2009 versus the Year Ended December 31, 2008

In the fiscal years ended December 31, 2009 and 2008 net sales for the refining segment were $882.1 million and $2,091.8 million, respectively, a decrease of $1,209.7 million, or 57.8%. Total sales volume for 2009 averaged 51,823 barrels per day compared to 56,609 barrels per day in 2008. The decrease in total sales volume was primarily due to the November 20, 2008 explosion and fire that led to the suspension of operations at the Tyler refinery for the period from November 20, 2008 to May 17, 2009. The average sales price also decreased by $40.42 per barrel, to $73.63 per barrel sold in 2009 compared to $114.05 per barrel sold in 2008. Although the Tyler refinery's operations were suspended subsequent to the November 20, 2008 explosion and fire, nominal amounts of intermediates and finished products were sold during the period from November 21, 2008 through May 18, 2009.

Cost of goods sold for our refining segment in 2009 was $809.6 million compared to $1,921.3 million in 2008, a decrease of $1,111.7 million or 57.9%. This cost decrease resulted from decrease in the average cost per barrel of $37.91, from $104.75 per barrel in 2008 to $66.84 per barrel in 2009. Further contributing to the decrease in cost of goods sold was the decrease in sales volume due to the November 20, 2008 explosion and fire discussed above. Cost of goods sold for 2009 includes a $6.6 million gain on derivative contracts, compared to a gain of $38.8 million in 2008.

Our refining segment has a service agreement with our marketing segment, which among other things, requires the refining segment to pay service fees based on the number of gallons sold at the Tyler refinery and to share with the marketing segment a portion of the marketing margin achieved in return for providing marketing, sales and customer services. This service agreement lowered the margin achieved by our refining segment in 2009 by $0.93 per barrel to $6.14 per barrel. Without this fee, the refining segment would have achieved a refining operating margin of $7.07 per barrel in 2009 compared to $10.05 per barrel in 2008. We eliminate this intercompany fee in consolidation.

Operating expenses were $85.9 million in 2009, or $7.28 per barrel sold, compared to $96.9 million in 2008, or $5.28 per barrel sold. The increase in operating expense per barrel sold was due primarily to the continuation of fixed costs, such as salaries, benefits and utilities despite the suspension of operations for the first 137 days of 2009. The overall decrease in operating expenses of $11.0 million, or 11.4%, is attributed to a decrease in natural gas and electricity rates in 2009, partially offset by a $4.0 million increase in transportation and pipeline expenses, which are paid to the marketing segment. We eliminate these fees in consolidation.

During the year ended December 31, 2009, we recorded insurance proceeds of $116.0 million related to the November 20, 2008 explosion and fire at the Tyler refinery, of which $64.1 million is included as business interruption proceeds and $51.9 million is included as property damage proceeds. We also recorded expenses of $11.6 million, resulting in a net gain of $40.3 million related to property damage proceeds.

Contribution margin for the refining segment in 2009 was $91.0 million, or 60.3% of our consolidated contribution margin.

Marketing Segment

The table below sets forth certain information concerning our marketing segment for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
Days operated in period	365	365	366
Products sold (average barrels per day):			
Gasoline	6,419	6,777	7,980
Diesel/jet	7,888	6,552	8,517
Other	47	49	60
Total Sales	14,354	13,378	16,557

Marketing Segment Operational Comparison of the Year Ended December 31, 2010 versus the Year Ended December 31, 2009

Net sales for the marketing segment were $504.4 million and $374.4 million in the years ended December 31, 2010 and 2009, respectively, an increase of $130.0 million or 34.7%. Total sales volume averaged 14,354 barrels per day in 2010 and 13,378 barrels per day in 2009. The average sales price per gallon of gasoline increased to $2.15 per gallon in 2010, from $1.73 per gallon in 2009. The average sales price per gallon of diesel also increased to $2.25 per gallon in 2010, from $1.75 per gallon in 2009. The increase in sales volumes during 2010 can be attributed primarily to an increase in diesel sales volumes attributed to higher demand for distillate products in west Texas. Net sales included $10.6 million and $11.0 million, respectively, of service fees in 2010 and 2009 and $9.5 million and $6.6 million, respectively, in transportation and storage fees in 2010 and 2009. These fees were paid by our refining segment to our marketing segment and are eliminated in consolidation. The service fees are based on the number of gallons sold and a shared portion of the margin achieved in return for providing marketing, sales and customer support services. The transportation and storage fees are based on the number of barrels of crude transferred to the Tyler refinery from certain pipelines owned and leased by the marketing segment, plus a set monthly storage fee.

Cost of goods sold was $476.7 million in 2010, or $90.99 per barrel sold compared to $349.5 million in 2009, or $71.58 per barrel sold, an increase of $127.2 million or 36.4%. Average gross margin was $3.49 and $3.75 per barrel in 2010 and 2009, respectively. We recognized a gain (loss) of $0.6 million and $(2.1) million in 2010 and 2009, respectively, associated with the settlement of nomination differences under a long-term purchase contract and finished grade fuel derivatives.

Operating expenses in the marketing segment were $2.9 million and $1.2 million, respectively in 2010 and 2009. Operating expenses increased due to the intercompany sale of certain pipeline assets from our refining segment to our marketing segment on March 31, 2009. Operating expenses associated with these assets amounted to $2.0 million in 2010.

Contribution margin for the marketing segment in 2010 was $24.8 million, or 19.1% of our consolidated segment contribution margin.

Marketing Segment Operational Comparison of the Year Ended December 31, 2009 versus the Year Ended December 31, 2008

Net sales for the marketing segment were $374.4 million and $745.5 million in the years ended December 31, 2009 and 2008, respectively, a decrease of $371.1 million or 49.8%. Total sales volume averaged 13,378 barrels per day in 2009 and 16,557 barrels per day in 2008. The average sales price per gallon of gasoline decreased to $1.73 per gallon in 2009, from $2.73 per gallon in 2008. The average sales price per gallon of diesel also decreased to $1.75 per gallon in 2009, from $3.08 per gallon in 2008. The decrease in sales volumes during 2009 can be attributed primarily to a rise in refined product inventory in central Texas. Refined product volumes that are typically shipped by competitors into upper Midwestern markets remained in central Texas during the period, as summer demand in the outside markets declined below historical levels. Net sales included $11.0 million and $13.8 million, respectively, of service fees in 2009 and 2008 and $6.6 million in transportation and storage fees for the year ended December 31, 2009. These fees were paid by our refining segment to our marketing segment and are eliminated in consolidation. The service fees are based on the number of gallons sold and a shared portion of the margin achieved in return for providing marketing, sales and customer support services. The transportation and storage fees are based on the number of barrels of crude transferred to the Tyler refinery from certain pipelines owned and leased by the marketing segment, plus a set monthly storage fee.

Cost of goods sold was $349.5 million in 2009, or $71.58 per barrel sold compared to $721.2 million in 2008, or $119.01 per barrel sold, a decrease of $371.7 million or 51.5%. Average gross margin was $3.75 and $4.02 per barrel in 2009 and 2008, respectively. We recognized a (loss) gain of $(2.1) million and $5.7 million in 2009 and 2008, respectively, associated with the settlement of nomination differences under a long-term purchase contract and finished grade fuel derivatives.

Operating expenses in the marketing segment were $1.2 million and $1.0 million, respectively in 2009 and 2008. These costs primarily relate to salaries, utilities and insurance costs.

Contribution margin for the marketing segment in 2009 was $23.7 million, or 15.7% of our consolidated segment contribution margin.

Retail Segment

The table below sets forth information concerning our retail segment continuing operations for the last three years:

	Year Ended December 31,		
	2010	2009	2008
Number of stores (end of period)	412	442	467
Average number of stores	428	459	467
Retail fuel sales (thousands of gallons)	423,509	434,159	435,665
Average retail gallons per average number of stores (in thousands)	990	946	933
Retail fuel margin ($ per gallon)	$ 0.161	$ 0.136	$ 0.198
Merchandise sales (in millions)	$ 384.1	$ 385.6	$ 387.4
Merchandise margin %	30.5%	30.9%	31.7%
Credit expense (% of gross margin)	9.6%	8.6%	9.0%
Merchandise and cash over/short (% of net sales)	0.2%	0.2%	0.2%
Operating expenses/merchandise sales plus total gallons	16.1%	16.3%	16.7%

Retail Segment Operational Comparison of the Year Ended December 31, 2010 versus the Year Ended December 31, 2009

In the fiscal years ended December 31, 2010 and 2009, net sales for our retail segment were $1,592.3 million and $1,421.5 million, respectively, an increase of $170.8 million or 12.0%. Retail fuel sales, excluding wholesale dollars, increased 16.8% to $1,133.9 million in 2010. This increase was due primarily to an increase in retail fuel prices of $0.44 per gallon, to an average price of $2.68 per gallon in 2010 compared to an average price of $2.24 per gallon in 2009. Retail fuel sales were 423.5 million gallons in 2010 compared to 434.2 million gallons in 2009.

Our comparable store merchandise sales increased by 4.3%, primarily in the dairy, snack, beer, cigarette and food service categories. However, overall merchandise sales decreased 0.4% to $384.1 million in 2010 due to the decrease in the number of stores operated during 2010, as compared to 2009.

Cost of goods sold for our retail segment increased 13.2% to $1,405.2 million in 2010 from $1,240.8 million in 2009. This increase was primarily due to the increase in the average cost per gallon of 19.8%, to an average cost of $2.52 per gallon in 2010 compared to an average cost of $2.10 per gallon in 2009.

Operating expenses were $134.7 million in 2010, a decrease of $3.8 million, or 2.7%. This decrease was primarily due to the decrease in the average store count, from 459 in 2009 to 428 in 2010. However, on a same-store basis, operating expenses increased by $3.8 million, or 3.0%, primarily due to increases in salaries and credit expense. The salary increase is primarily due to the introduction of new quick service restaurants into our stores. The ratio of operating expenses to merchandise sales plus total gallons sold in our retail operations decreased to 16.1% in 2010 from 16.3% in 2009.

Goodwill impairment was $7.0 million in 2009 and relates to the write-off of goodwill associated with our purchase of the Fast stores. The impairment taken in 2009 was based on our annual impairment testing performed in the fourth quarter. Our annual impairment testing performed in the fourth quarter of 2010 did not result in goodwill impairment.

Contribution margin for the retail segment in 2010 was $52.4 million, or 40.3% of our consolidated contribution margin.

Retail Segment Operational Comparison of the Year Ended December 31, 2009 versus the Year Ended December 31, 2008

In the fiscal years ended December 31, 2009 and 2008, net sales for our retail segment were $1,421.5 million and $1,885.7 million, respectively, a decrease of $464.2 million or 24.6%. Retail fuel sales, excluding wholesale dollars, decreased 30.2% to $983.0 million in 2009. This decrease was due primarily to a decrease in retail fuel prices of $0.95 per gallon, to an average price of $2.24 per gallon in 2009 compared to an average price of $3.19 per gallon in 2008. Retail fuel sales were 434.2 million gallons in 2009 compared to 435.7 million gallons in 2008.

Merchandise sales decreased 0.5% to $385.6 million in 2009. The decrease in merchandise sales was primarily due to decreases in our dairy, beer, fountain and food service categories. This decrease was partially offset by higher cigarette sales, which can be attributed to the April 1, 2009 federal tax increase on cigarettes. Our comparable store merchandise sales increased by 0.4%.

Cost of goods sold for our retail segment decreased 25.9% to $1,240.8 million in 2009 from $1,673.4 million in 2008. This decrease was primarily due to the decrease in the average cost per gallon of 30.5%, to an average cost of $2.10 per gallon in 2009 compared to an average cost of $3.02 per gallon in 2008.

Operating expenses were $138.5 million in 2009, a decrease of $4.4 million, or 3.1%. This decrease was primarily due to the decrease in the number of stores operated and a decrease in credit expenses. The ratio of operating expenses to merchandise sales plus total gallons sold in our retail operations decreased to 16.3% in 2009 from 16.7% in 2008.

Goodwill impairment was $7.0 million in 2009 and relates to the write-off of goodwill associated with our purchase of the Fast stores. Goodwill impairment was $11.2 million in 2008 and relates to the write-off of goodwill associated with our purchase of the Calfee stores. The impairments taken in both 2009 and 2008 were based on our annual impairment testing performed in the fourth quarter of each year.

Contribution margin for the retail segment in 2009 was $35.2 million, or 23.3% of our consolidated contribution margin.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from our operating activities and borrowings under our revolving credit facilities, and due to the Tyler refinery incident in the fourth quarter of 2008, business interruption and property damage insurance proceeds covering the period of downtime experienced by the Tyler refinery and the necessary capital expenditures to repair and replace assets damaged in the incident. We believe that our cash flows from operations and borrowings under or refinancing of our current credit facilities will be sufficient to satisfy the anticipated cash requirements associated with our existing operations for at least the next 12 months.

Additional capital may be required in order to consummate acquisitions, for capital expenditures, or to fund expanded general operations. We will likely seek these additional funds from a variety of sources, including public or private debt and stock offerings, and borrowings under credit lines or other sources. We continue to monitor the capital markets but there can be no assurance that we will be able to raise additional funds on favorable terms or at all.

Cash Flows

The following table sets forth a summary of our consolidated cash flows for 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Cash Flow Data:			
Cash flows provided by operating activities	$ 71.0	$ 137.8	$ 28.6
Cash flows used in investing activities	(44.5)	(102.9)	(39.4)
Cash flows (used in) provided by financing activities	(45.8)	18.2	(78.9)
Net (decrease) increase in cash and cash equivalents	$(19.3)	$ 53.1	$(89.7)

Cash Flows from Operating Activities

Net cash provided by operating activities was $71.0 million for 2010 compared to $137.8 million for 2009 and $28.6 million for 2008. The decrease in cash flows from operations in 2010 from 2009 was primarily due to a large increase in accounts payable and other current liabilities in 2009 attributable to the restart of the Tyler refinery, a decrease in deferred income taxes and a net loss of $79.9 million in 2010, as compared to net income of $0.7 million in 2009. Partially offsetting these decreases in operating cash flow was a $20.9 million decrease in inventory and other current assets in 2010, which was driven by the receipt of a $39.6 million federal income tax refund in April 2010 that was receivable as of December 31, 2009.

The increase in cash flows from operations in 2009 from 2008 was primarily due to increases in accounts payable and other current liabilities, partially offset by increases in accounts receivable and inventory, resulting from the resumption of operations of the Tyler refinery in 2009. Further contributing to the increase was an increase in deferred tax liabilities and non-cash losses relating to asset sales and the impairment of our minority investment in 2009.

Cash Flows from Investing Activities

Net cash used in investing activities was $44.5 million for 2010 compared to $102.9 million for 2009 and $39.4 million for 2008. The decrease in cash used in investing activities from 2009 to 2010 was primarily due to decrease in capital spending in 2010. The 2009 capital spending primarily relating to the rebuild of the saturates gas plant that was damaged in the November 20, 2008 explosion and fire at the Tyler refinery. Partially offsetting the decrease in cash used was a decrease in property damage insurance proceeds received in 2010, as compared to 2009. The insurance proceeds received in the second quarter of 2010 represent final payments on all outstanding property damage and business interruption insurance claims arising from the November 20, 2008 incident.

Cash used in investing activities in 2010 includes our capital expenditures of approximately $56.8 million, of which $42.3 million was spent on projects at the Tyler refinery, $14.4 million was spent in our retail segment and $0.1 million was spent at the holding company level. During 2010, we spent $38.0 million on regulatory and maintenance projects at the Tyler refinery. In our retail segment, we spent $5.5 million completing several reimaging and "raze and rebuild" projects.

The increase from 2008 to 2009 was primarily due to the increase in capital spending in 2009, primarily relating to the rebuild of the saturates gas plant that was damaged in the November 20, 2008 explosion and fire at the Tyler refinery. Further contributing to the increase was cash of $44.4 million provided by net sales proceeds on short-term investments in 2008, for which there was no comparable activity in 2009.

Cash Flows from Financing Activities

Net cash used in financing activities was $45.8 million, compared to cash provided by financing activities of $18.2 million for 2009 and cash used in financing activities of $78.9 million for 2008. Net cash used in financing activities in 2010 was primarily due to the net repayment of $97.4 million of our debt and capital lease obligations, compared to net repayments of $2.7 million in 2009. These payments were partially offset by net proceeds on our revolving credit facilities of $76.1 million in 2010, compared to $33.8 million in 2009.

Net cash provided by financing activities in 2009 was primarily due to the $33.8 million net increase in our revolving debt, as well as $65.0 million proceeds from a note payable to Delek Petroleum Ltd., a subsidiary of Delek Group (Delek Petroleum). These increases were partially offset by $67.7 million in repayments on our other debt obligations.

Cash Position and Indebtedness

As of December 31, 2010, our total cash and cash equivalents were approximately $49.1 million and we had total indebtedness of approximately $295.8 million. Borrowing availability under our four revolving credit facilities was approximately $168.0 million and we had a total face value of letters of credit issued of $157.0 million.

A summary of our total third party indebtedness as of December 31, 2010 is shown below:

	December 31, 2010
	(In millions)
MAPCO Revolver	122.1
Fifth Third Revolver	29.0
Promissory notes	144.0
Capital lease obligations	0.7
	295.8
Less: Current portion of long-term debt, notes payable and capital lease obligations	14.1
Total long-term debt	$281.7

MAPCO Revolver

On December 23, 2010, we executed a $200.0 million revolving credit facility ("MAPCO Revolver") that includes (i) a $200.0 million revolving credit limit; (ii) a $10.0 million swing line loan sub-limit; (iii) a $50.0 million letter of credit sublimit; and (iv) an accordion feature which permits an increase in borrowings of up to $275.0 million, subject to additional lender commitments. The MAPCO Revolver extended and increased the $108.0 million revolver and terminated the $165.0 million term loan outstanding under our Second Amended and Restated Credit Agreement among MACPO, Fifth Third Bank as Administrative Agent and the lenders party thereto (Senior Secured Credit Facility). As of December 31, 2010, we had $122.1 million outstanding under the MAPCO Revolver, as well as letters of credit issued of $22.7 million. Borrowings under the MAPCO Revolver are secured by substantially all the assets of Express and its subsidiaries. The MAPCO Revolver will mature on December 23, 2015. The MAPCO Revolver bears interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2010, the weighted average borrowing rate was 6.25%. Additionally, the MAPCO Revolver requires us to pay a leverage ratio dependent quarterly fee on the average unused revolving commitment. As of December 31, 2010, this fee was 0.75% per year. Amounts available under the MAPCO Revolver as of December 31, 2010 were approximately $55.2 million.

Wells ABL

On February 23, 2010, we executed a $300 million asset-based loan ("ABL") revolving credit facility ("Wells ABL") that includes (i) a $300 million revolving credit line, (ii) a $30 million swing line loan sub-limit, (iii) a $300 million letter of credit sublimit, and (iv) an accordion feature which permits an increase in facility size of up to $600 million subject to additional lender commitments. The Wells ABL replaced and terminated a $300.0 million ABL revolver with SunTrust. As of December 31, 2010, we had letters of credit issued under the facility totaling approximately $119.8 million and a nominal amount in outstanding loans under the Wells ABL. Borrowings under the Wells ABL are secured by substantially all the assets of Refining and its subsidiaries, with certain limitations. Under the facility, revolving loans and letters of credit are provided subject to availability requirements which are determined pursuant to a borrowing base calculation as defined in the Wells ABL. The borrowing base as calculated is primarily supported by cash, certain accounts receivable and certain inventory. The Wells ABL matures on February 23, 2014. Borrowings under the facility bear interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2010, the weighted average borrowing rate for the Wells ABL was 5.25%. Additionally, the Wells ABL requires us to pay a credit utilization dependent quarterly fee on the average unused revolving commitment. As of December 31, 2010, this fee was 1.00% per year. Borrowing capacity, as calculated and reported under the terms of the Wells ABL credit facility, net of a $15.0 million availability reserve requirement, as of December 31, 2010 was $67.3 million.

Fifth Third Revolver

We have a revolving credit facility with Fifth Third Bank ("Fifth Third Revolver") that carries a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. As of December 31, 2010, we had $29.0 million outstanding borrowings under the facility, as well as letters of credit issued of $12.5 million.

Borrowings under the Fifth Third Revolver are secured by substantially all of the assets of Marketing. The Fifth Third Revolver matures on December 19, 2012. The Fifth Third Revolver bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2010, the weighted average borrowing rate was approximately 3.51%. Additionally, the Fifth Third Revolver requires us to pay a quarterly fee of 0.5% per year on the average available revolving commitment. Amounts available under the Fifth Third Revolver as of December 31, 2010 were approximately $33.5 million.

Reliant Bank Revolver

We have a revolving credit agreement with Reliant Bank ("Reliant Bank Revolver") that provides for unsecured loans of up to $12.0 million. As of December 31, 2010, we had no amounts outstanding under this facility. The Reliant Bank Revolver matures on March 28, 2011 and bears interest at a fixed spread over the 30 day LIBOR rate. As of December 31, 2010, we had $12.0 million available under the Reliant Bank Revolver.

Promissory Notes

On November 2, 2010, Delek executed a promissory note in the principal amount of $50.0 million with Bank Leumi USA ("Leumi Note"). As of December 31, 2010, we had $50.0 million in outstanding borrowings under the Leumi Note. The Leumi Note replaced and terminated promissory notes with Bank Leumi USA in the original principal amounts of $30 million and $20 million and is secured by our shares in Lion Oil Company. The Leumi Note requires quarterly amortization payments of $2.0 million beginning on April 1, 2011 and matures on October 1, 2013. The Leumi Note bears interest at the greater of a fixed spread over three-month LIBOR or an interest rate floor of 5.0%. As of December 31, 2010, the weighted average borrowing rate was 5.00%.

On October 5, 2010, Delek entered into two promissory notes with Israel Discount Bank of New York ("IDB") in the principal amounts of $30 million and $20 million (collectively the "IDB Notes"). As of December 31, 2010, we had $50.0 million in total outstanding borrowings under the IDB Notes. The IDB Notes replaced and terminated promissory notes with IDB in the original principal amounts of $30 million and $15 million and are secured by our shares in Lion Oil Company. The IDB Notes require quarterly amortization payments totaling $2 million, beginning at the end of the first quarter of 2011. The maturity date of both IDB Notes is December 31, 2013. Both IDB Notes bear interest at the greater of a fixed spread over various LIBOR tenors, as elected by the borrower, or an interest rate floor of 5.0%. As of December 31, 2010, the weighted average borrowing rate was 5.0% under both IDB Notes.

On September 28, 2010, Delek executed an amended and restated note in favor of Delek Petroleum ("Petroleum Note") in the principal amount of $44.0 million, replacing a Delek Petroleum note in the original amount of $65.0 million. As of December 31, 2010, $44.0 million was outstanding under the Petroleum Note. The Petroleum Note contains the following provisions: (i) the payment of the principal and interest may be accelerated upon the occurrence and continuance of customary events of default under the note, (ii) Delek is responsible for the payment of any withholding taxes due on interest payments, (iii) the note is unsecured and contains no covenants, and (iv) the note may be repaid at our election in whole or in part at any time without penalty or premium. The Petroleum Note matures on January 1, 2012 and bears interest, payable on a quarterly basis, at 8.25% (net of any applicable withholding taxes).

Restrictive Covenants

Under the terms of our MAPCO Revolver, Wells ABL, Fifth Third Revolver, Reliant Bank Revolver, Leumi Note and IDB Notes, we are required to comply with certain usual and customary financial and non-financial covenants. Further, although we are not required to comply with a fixed charge coverage ratio financial covenant under the Wells ABL during the year ended December 31, 2010, we may be required to comply with the covenant at times when the borrowing base excess availability is less than certain thresholds, as defined in the Wells ABL. We believe we were in compliance with all covenant requirements under each of our facilities as of December 31, 2010.

Certain of our credit facilities also contain limitations at subsidiary levels on the incurrence of additional indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. Specifically, these covenants may limit the payment, in the form of cash or other assets, of dividends or other distributions, or the repurchase of shares with respect to the equity of our subsidiaries.

Additionally, our subsidiaries are limited in their ability to make investments, including extensions of loans or advances to, or acquisition of equity interests in, or guarantees of obligations of, any other entities.

Capital Spending

A key component of our long-term strategy is our capital expenditure program. Our capital expenditures for 2010 were $56.8 million, of which $42.3 million was spent in our refining segment, $14.4 million was spent in our retail segment and $0.1 million was spent at the holding company level. Our capital expenditure budget is approximately $74.3 million for 2011. The following table summarizes our actual capital expenditures for 2010 and planned capital expenditures for 2011 by operating segment and major category (in millions):

	Year Ended December 31,	
	2011 Forecast	2010 Actual
Refining:		
Sustaining maintenance, including turnaround activities	$ 6.4	$ 6.0
Regulatory	4.6	32.0
Discretionary projects	14.1	4.3
Refining segment total	25.1	42.3
Marketing:		
Discretionary projects	—	—
Marketing segment total	—	—
Retail:		
Sustaining maintenance	5.9	5.0
Growth/profit improvement	11.8	3.9
Retrofit/rebrand/re-image	15.1	5.0
Raze and rebuild/land	16.4	0.5
Retail segment total	49.2	14.4
Other	—	0.1
Total capital spending	$74.3	$56.8

In 2011, we plan to spend approximately $49.2 million in the retail segment, $15.1 million of which is expected to consist of the re-imaging of at least 25 existing stores. During 2010, we spent $3.2 million on the reimage of 13 stores and another $1.8 million on other rebranding initiatives. In addition, we plan to spend $16.4 million to build 10 to 20 new prototype locations at existing and new leased sites and $11.8 million on other profit and growth improvements in existing stores in 2011. We expect to spend approximately $4.6 million on regulatory projects in the refining segment in 2011, $0.2 million of which relates to the MSAT II compliance project and another $0.3 million of which relates to the maintenance shop and warehouse relocation project, both of which are discussed further below. We spent $32.0 million on such projects in 2010, primarily on the substantial completion of the MSAT II and maintenance shop and warehouse relocation projects. In addition, we plan to spend approximately $6.4 million on maintenance projects and approximately $14.1 million for other discretionary projects in the refining segment in 2011.

Refining Capital Improvements

In 2010, the main focus of our refining capital improvements program was in regulatory spending; including the completion of the fractionation section of our MSAT II compliance project and the maintenance shop and warehouse relocation project.

The fourth quarter 2008 explosion and fire at the Tyler refinery resulted in a suspension in production from November 20, 2008 through May 18, 2009. In 2009, during this period of refinery shutdown, we moved forward with major unit turnarounds and the portions of the Crude Optimization capital projects which were previously slated to be completed in late 2009. Portions of the Crude Optimization projects were completed in the first half of 2009. We expect the remaining portions of these projects to be completed by the first quarter of 2014.

The details of these projects are discussed below.

MSAT II Compliance Project

The purpose of the MSAT II project is to comply with the MSAT II regulations, which limit the annual average benzene content in gasoline beginning in January 2011. The project will consist of new fractionation equipment, Isomerization Unit modifications and a new catalyst for saturating benzene. The fractionation section was completed and placed in service in October 2010 and the Isomerization Unit modifications are planned for completion by the end of 2012.

Maintenance Shop and Warehouse Relocation Project

This project involves the construction of a single, new building outside of potential overpressure zones for personnel working in the existing maintenance shops and warehouse. The purpose of the project is to provide a safer working environment for maintenance and warehouse workers at the Tyler refinery by minimizing the risk of injury due to vapor cloud explosions, fires and releases of hazardous substances. The purchasing department employees will also be relocated to this building due to synergies with the warehouse operation. This project began in 2009 and was completed in 2010.

Crude Optimization Projects

Deep Cut Project. The Deep Cut project includes modifications to the Crude, Vacuum and Amine Regeneration Units (ARU) and the installation of a new Vacuum Heater, Coker Heater, a second ARU and a NaSH Unit. A significant portion of this project was completed in the first half of 2009. The installation of the second ARU and the NaSH Unit is expected to be completed in 2013. The completed portions of this project have given us the ability to run a "deeper cut" in the Vacuum Unit and allow the running of a heavier crude slate, although this capability will not be fully realized until we complete the remainder of the FCC Reactor revamp, discussed below. The installation of the second ARU and NaSH unit will further increase our sulfur capacity. Further, the new Coker Heater should allow much longer runs between decoking, which will reduce maintenance cost and increase the on-stream efficiency of the Coker.

Coker Valve Project. The Coker Valve project involved installing Delta Valves on the bottom heads of both coke drums, modifying feed piping to coke drums and installing a new coke crusher and conveyor system. The installation of the Delta Valves has significantly improved the safety of the operation to remove coke from the coke drums and they will enable the coker to run shorter cycles, thereby increasing effective capacity. The entire project will allow for the safe handling of shot coke that may be produced during deep cut operations on a heavy crude slate. This project was completed in the first half of 2009.

FCC Reactor Revamp. We plan to modify the fractionation section of the FCC and install a new reactor and catalyst stripper, and make modifications to the riser. In the first half of 2009, we completed the fractionation section modifications, which will accommodate higher conversions expected from the FCC Reactor, once the catalyst section installations are complete. The remainder of this project is expected to be completed by 2014.

The amount of our capital expenditure budget is subject to change due to unanticipated increases in the cost, scope and completion time for our capital projects. For example, we may experience increases in the cost of and/or timing to obtain necessary equipment required for our continued compliance with government regulations or to complete improvement projects to the Tyler refinery. Additionally, the scope and cost of employee or contractor labor expense related with installation of that equipment could increase from our projections.

Contractual Obligations and Commitments

Information regarding our known contractual obligations of the types described below as of December 31, 2010, is set forth in the following table (in millions):

	<1 Year	1-3 Years	3-5 Years	>5 Years	Total
Long term debt, notes payable and capital lease obligations	$14.1	$159.2	$122.2	$ 0.3	$295.8
Interest(1)	17.8	23.5	15.2	0.2	56.7
Operating lease commitments(2)	15.2	25.9	20.9	66.7	128.7
Capital project commitments(3)	—	2.2	—	—	2.2
Total	$47.1	$210.8	$158.3	$67.2	$483.4

(1) Includes expected interest payments on debt outstanding under credit facilities in place at December 31, 2010. Variable interest is calculated using December 31, 2010 rates.

(2) Amounts reflect future estimated lease payments under operating leases having remaining non-cancelable terms in excess of one year as of December 31, 2010.

(3) Amounts constitute a minimum obligation that would be required as a penalty payment if a certain capital project is not completed. We have no expectation that this capital project will not be completed.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend the business activities of Delek. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, and in the process of applying these principles, we must make judgments, assumptions and estimates based on the best available information at the time. To aid a reader's understanding, management has identified Delek's critical accounting policies. These policies are considered critical because they are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments. Often they require judgments and estimation about matters which are inherently uncertain and involve measuring at a specific point in time, events which are continuous in nature. Actual results may differ based on the accuracy of the information utilized and subsequent events, some over which we may have little or no control.

LIFO Inventory

Refining segment inventory consists of crude oil, refined petroleum products and blendstocks which are stated at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") valuation method. The LIFO method requires management to make estimates on an interim basis of the anticipated year-end inventory quantities, which could differ from actual quantities.

Delek believes the accounting estimate related to the establishment of anticipated year-end LIFO inventory is a critical accounting estimate because it requires management to make assumptions about future production rates in the Tyler refinery, the future buying patterns of our customers, as well as numerous other factors beyond our control including the economic viability of the general economy, weather conditions, the availability of imports, the marketing of competitive fuels and government regulation. The impact of changes in actual performance versus these estimates could be material to the inventories reported on our quarterly balance sheets and the results reported in our quarterly statements of operations could be material. In selecting assumed inventory levels, Delek uses historical trending of production and sales, recognition of current market indicators of future pricing and value, and new regulatory requirements which might impact inventory levels. Management's assumptions require significant judgment because actual year-end inventory levels have fluctuated in the past and may continue to do so.

At each year-end, actual physical inventory levels are used to calculate both ending inventory balances and final cost of goods sold for the year.

Long-lived Asset Recovery

A significant portion of the assets on our balance sheet are of a nature that multiple reporting periods are required to insure the recovery of their value. Assets such as property, plant and equipment ("PP&E"), definite life intangibles, goodwill and investments all require a regular assessment of continued value because of changes in technology, changes in the regulatory climate, Delek's intended use for the assets, as well as changes in broad economic or industry factors, may cause the estimated period of use or the value of these assets to change.

The minority investment in the equity shares of a privately held company, Lion Oil, is carried as a cost-method investment which requires that we review for any diminishment of fair value in the instance when there are indicators that a possible impairment has occurred. This evaluation resulted in the recognition of a $60.0 million non-cash impairment of our minority investment in the fourth quarter of 2010. Details regarding this investment are provided in Note 6 to the consolidated financial statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K and are incorporated herein by reference.

Property, Plant and Equipment and Definite Life Intangibles Impairment

Property, plant and equipment and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, Delek must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. We derive the required undiscounted cash flow estimates from our historical experience and our internal business plans. We use quoted market prices when available and our internal cash flow estimates discounted at an appropriate interest rate to determine fair value, as appropriate. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Property and equipment of retail stores we are closing are written down to their estimated net realizable value at the time we close such stores. Changes in market demographics, competition, economic conditions and other factors can impact the operations of certain locations. Cash flows vary from year to year, and we analyze regional market, division and store operations. As a result, we identified and recorded impairment charges of $1.8 million for closed stores in 2010 and $0.4 million in both 2009 and 2008. Similar changes may occur in the future that will require us to record impairment charges.

Goodwill and Potential Impairment

Goodwill is reviewed at least annually for impairment or more frequently if indicators of impairment exist. Goodwill is tested by comparing net book value of the operating segments to the estimated fair value of the reporting unit. In assessing the recoverability of goodwill, assumptions are made with respect to future business conditions and estimated expected future cash flows to determine the fair value of a reporting unit. We use a market participant weighted average cost of capital, estimated minimal growth rates for revenue, gross profit, and capital expenditures based on history and our best estimate of future forecasts. We also estimated the fair values of the reporting units using a multiple of expected future cash flows such as those used by third party analysts. If these estimates and assumptions change in the future due to such factors as a decline in general economic conditions, competitive pressures on sales and margins, and other economic and industry factors beyond management's control, an impairment charge may be required. Details of remaining goodwill balances by segment are included in Note 8 to the consolidated financial statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K and are incorporated herein by reference.

Environmental Expenditures

It is our policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study, and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that is dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

Changes in laws and regulations, the financial condition of state trust funds associated with environmental remediation and actual remediation expenses compared to historical experience could significantly impact our results of operations and financial position. We believe the estimates selected, in each instance, represent our best estimate of future outcomes, but the actual outcomes could differ from the estimates selected.

New Accounting Pronouncements

In January 2010, the FASB issued guidance regarding fair value measurements and disclosures, which is effective for interim or annual periods beginning after December 31, 2009 and should be applied prospectively. This guidance provides more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2 and 3. Delek adopted this guidance in January 2010. The additional disclosures required did not have an impact on our financial position or results of operations. See Note 13 of the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data of this Annual Report on 10-K for the additional disclosures required.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK*

Changes in commodity prices (mainly petroleum crude oil and unleaded gasoline) and interest rates are our primary sources of market risk. When we make the decision to manage our market exposure, our objective is generally to avoid losses from negative price changes, realizing we will not obtain the benefit of positive price changes.

Commodity Price Risk

Impact of Changing Prices. Our revenues and cash flows, as well as estimates of future cash flows, are sensitive to changes in energy prices. Major shifts in the cost of crude oil, the prices of refined products and the cost of ethanol can generate large changes in the operating margin in each of our segments. Gains and losses on transactions accounted for using mark-to-market accounting are reflected in cost of goods sold in the consolidated statements of operations at each period end. Gains or losses on commodity derivative contracts accounted for as cash flow hedges are recognized in other comprehensive income on the consolidated balance sheets and ultimately, when the forecasted transactions are completed, in net sales or cost of goods sold in the consolidated statements of operations.

Price Risk Management Activities. At times, we enter into commodity derivative contracts to manage our price exposure to our inventory positions, future purchases of crude oil and ethanol, future sales of refined products or to fix margins on future production. In accordance with ASC 815, *Derivatives and Hedging* (ASC 815), all of these commodity futures contracts are recorded at fair value, and any change in fair value between periods has historically been recorded in the profit and loss section of our consolidated financial statements. We had open futures contracts representing 350,000 barrels and 113,000 barrels, respectively, of crude and refined petroleum products with an unrealized net (loss) gain of $(1.4) million and $0.1 million, respectively, at December 31, 2010 and December 31, 2009.

In December 2007, in connection with our offering of renewable fuels in our retail segment markets, we entered into a series of OTC swaps based on the futures price of ethanol as quoted on the Chicago Board of Trade and a series of OTC swaps based on the futures price of unleaded gasoline as quoted on the New York Mercantile Exchange. In accordance with ASC 815, all of these swaps are recorded at fair value, and any change in fair value between periods has historically been recorded in the consolidated statements of operations. We had no open swap contracts as of December 31, 2010. As of December 31, 2009, we had open derivative contracts representing 95,967 barrels of ethanol with unrealized net losses of $0.5 million. As of December 31, 2009, we also had open derivative contracts representing 96,000 barrels of unleaded gasoline with unrealized net gains of $0.8 million.

In March 2008, we entered into a series of OTC swaps based on the future price of West Texas Intermediate Crude (WTI) as quoted on the NYMEX which fixed the purchase price of WTI for a predetermined number of barrels at future dates from July 2008 through December 2009. We also entered into a series of OTC swaps based on the future price of Ultra Low Sulfur Diesel (ULSD) as quoted on the Gulf Coast ULSD PLATTS which fixed the sales price of ULSD for a predetermined number of gallons at future dates from July 2008 through December 2009.

In accordance with ASC 815, the WTI and ULSD swaps were designated as cash flow hedges with the change in fair value recorded in other comprehensive income. However, as of November 20, 2008, due to the suspension of operations at the Tyler refinery, the cash flow designation was removed because the probability of occurrence of the hedged forecasted transactions for the period of the shutdown became remote. All changes in the fair value of these swaps subsequent to November 20, 2008 have been recognized in the statement of operations. For the year ended December 31, 2009, we recognized gains of $9.6 million, which are included as an adjustment to cost of goods sold in the consolidated statement of operations as a result of the discontinuation of these cash flow hedges. There were no gains or losses recognized for the year ended December 31, 2010.

We maintain at the Tyler refinery and in third-party facilities inventories of crude oil, feedstocks and refined petroleum products, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. At December 31, 2010, we held approximately 1.2 million barrels of crude and product inventories valued under the LIFO valuation method with an average cost of $65.11 per barrel. At December 31, 2010 and December 31, 2009, the excess of replacement cost (FIFO) over the carrying value (LIFO) of refinery inventories was $36.6 million and $20.8 million, respectively. We refer to this excess as our LIFO reserve.

Interest Rate Risk

We have market exposure to changes in interest rates relating to our outstanding variable rate borrowings, which totaled $251.1 million as of December 31, 2010. The annualized impact of a hypothetical one percent change in interest rates on floating rate debt outstanding as of December 31, 2010 would be to change interest expense by $2.5 million.

We help manage this risk through interest rate swap and cap agreements that modify the interest characteristics of our outstanding long-term debt. In accordance with ASC 815, all interest rate hedging instruments are recorded at fair value and any changes in the fair value between periods are recognized in earnings. The fair values of our interest rate swaps and cap agreements are obtained from dealer quotes. These values represent the estimated amount that we would receive or pay to terminate the agreements taking into account the difference between the contract rate of interest and rates currently quoted for agreements, of similar terms and maturities. We expect that any interest rate derivatives held would reduce our exposure to short-term interest rate movements. As of December 31, 2010, we did not have any interest rate derivative agreements in place. As of December 31, 2009, we had interest rate cap agreements in place representing $60.0 million in notional value. All agreements matured in July 2010. The fair value of our interest rate derivatives was nominal as of December 31, 2009.

The types of instruments used in our hedging and trading activities described above include swaps and futures. Our positions in derivative commodity instruments are monitored and managed on a daily basis to ensure compliance with our risk management strategies which have been approved by our board of directors.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The information required by Item 8 is incorporated by reference to the section beginning on page F-1.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended ("Exchange Act") that are designed to provide reasonable assurance that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were effective at a reasonable assurance level to ensure that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process that is designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that:

i. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures recorded by us are being made only in accordance with authorizations of our management and Board of Directors; and

iii. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has conducted its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2010, based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. Management reviewed the results of the assessment with the Audit Committee of the Board of Directors. Based on its assessment, management determined that, at December 31, 2010, we maintained effective internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report, which is included in the section beginning on page F-1.

The information required by Item 8 is incorporated by reference to the section beginning on page F-1.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

From time to time, we make changes to our internal control over financial reporting that are intended to enhance its effectiveness and which do not have a material effect on our overall internal control over financial reporting. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and will take action as appropriate.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Our Board Governance Guidelines, our charters for our Audit and Compensation Committees and our Code of Business Conduct & Ethics covering all employees, including our principal executive officer, principal financial officer, principal accounting officer and controllers, are available on our website, www.DelekUS.com. A copy will be mailed upon request made to Investor Relations, Delek US Holdings, Inc. or ir@delekus.com. We intend to disclose any amendments to or waivers of the Code of Business Conduct & Ethics on behalf of our Chief Executive Officer, Chief Financial Officer and persons performing similar functions on our website, at www.DelekUS.com, under the "Investor Relations" caption, promptly following the date of any such amendment or waiver.

The information required by Item 401 of Regulation S-K regarding directors will be included under "Election of Directors" in the definitive Proxy Statement for our Annual Meeting of Stockholders to be held May 4, 2010 (the "Definitive Proxy Statement"), and is incorporated herein by reference. Information regarding executive officers will be included under "Management" in the Definitive Proxy Statement and is incorporated herein by reference. The information required by Item 405 of Regulation S-K will be included under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Definitive Proxy Statement and is incorporated herein by reference. The information required by Items 407(c)(3), (d)(4), and (d)(5) of Regulation S-K will be included under "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item will be included under "Executive Compensation" and "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item will be included under "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information required by this Item will be included under "Certain Relationships and Related Transactions" in the Definitive Proxy Statement and is incorporated herein by reference.

The information required by Item 407(a) of Regulation S-K will be included under "Election of Directors" and "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Set forth below are the fees paid for the services of Ernst & Young LLP during fiscal years 2010 and 2009:

	December 31,	
	2010	2009
Audit fees(1)	$1,485,046	$1,568,558
Audit-related fees(2)	12,635	303,426
Tax fees(3)	12,633	—
All other fees	—	—
Total	$1,510,314	$1,871,984

(1) Audit fees consisted of services rendered to us or certain of our subsidiaries. Such audit services include audits of financial statements, reviews of our quarterly financial statements, audit services provided in connection with our regulatory filings, and preliminary review of our documentation and test plans in connection with our evaluation of internal controls. Fees and expenses are for services in connection with the audit of our fiscal years ended December 31, 2010 and December 31, 2009 regardless of when the fees and expenses were paid.

(2) Fees for audit-related matters billed in 2010 and 2009 consisted of agreed upon procedures for us and our subsidiaries, procedures related to regulatory filings of our parent companies, and consultations on various accounting and reporting areas.

(3) Fees for tax services billed in 2010 consisted primarily of preparation of federal and state income tax returns for us and certain of our subsidiaries and consultation on various tax matters related to us and our subsidiaries.

The Audit Committee has considered and determined that the provision of non-audit services by our independent registered public accounting firm is compatible with maintaining auditor independence.

Pre-Approval Policies and Procedures. In general, all engagements performed by our independent registered public accounting firm, whether for auditing or non-auditing services, must be pre-approved by the Audit Committee. During 2010, all of the services performed for us by Ernst & Young LLP were pre-approved by the Audit Committee.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Certain Documents Filed as Part of this Annual Report on Form 10-K

1. Financial Statements and Schedule

2. Exhibits — See below

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.1*	Employment Agreement dated as of May 1, 2009 by and between Delek US Holdings, Inc. and Ezra Uzi Yemin (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 6, 2009)
10.2*	Termination dated May 12, 2010 of Amended and Restated Consulting Agreement with Greenfeld-Energy Consulting, Ltd. dated April 11, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 6, 2010)
10.3*	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.4	Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.5+	Resignation, Waiver, Consent and Appointment Agreement dated September 1, 2009 by and between Fifth Third Bank, N.A., Lehman Commercial Paper, Inc. and MAPCO Express, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 6, 2009)
10.5(a)+	Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 10.5(k) to the Company's Form 10-K filed on March 12, 2010)
10.5(b)+	First Amendment dated December 23, 2010 to Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on December 29, 2010)
10.6	Credit Agreement dated February 23, 2010 by and between Delek Refining, Ltd. As borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on February 25, 2010)
10.7++	Pipeline Capacity Lease Agreement, dated April 12, 1999, between La Gloria Oil and Gas Company and Scurlock Permian, LLC (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(a)++	One-Year Renewal of Pipeline Capacity Lease Agreement, dated December 21, 2004, between Plains Marketing, L.P., as successor to Scurlock Permian LLC, and La Gloria Oil and Gas Company (incorporated by reference to Exhibit 10.11(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)

Exhibit No.	Description
10.7(b)++	Assignment of the Pipeline Capacity Lease Agreement, as amended and renewed on December 21, 2004, by La Gloria Oil and Gas Company to Delek Refining, Ltd. (incorporated by reference to Exhibit 10.11(b) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(c)++	Amendment to One-Year Renewal of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(c) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(d)	Extension of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(d) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(e)++	Modification and Extension of Pipeline Capacity Lease Agreement, effective May 1, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(e) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.7(f)+	Modification and Extension of Pipeline Capacity Lease Agreement dated March 31, 2009 between Delek Crude Logistics, LLC and Plains Marketing L.P. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 11, 2009)
10.8*	Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (as amended through May 4, 2010) (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 7, 2010)
10.8(a)*	Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13(a) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.8(b)*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(b) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.8(c)*	Officer Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.8(d)*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on August 6, 2010)
10.8(e)*	Employee Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 6, 2010)
10.9	Management and Consulting Agreement, dated as of January 1, 2006, by and between Delek Group Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.10	Replacement Promissory Note I in the principal amount of $20,000,000 dated October 5, 2010 by and between Delek Finance, Inc. and Israel Discount Bank of New York (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 5, 2010)
10.10(a)	Replacement Promissory Note II in the principal amount of $30,000,000 dated October 5, 2010 by and between Delek Finance, Inc. and Israel Discount Bank of New York (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on November 5, 2010)
10.11	Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.16(c) to the Company's Form 10-K filed on March 3, 2008)
10.11(a)	First Amendment dated October 17, 2008 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.13(d) to the Company's Form 10-K filed on March 9, 2009)

Exhibit No.	Description
10.11(b)	Second Amendment dated March 31, 2009 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 11, 2009)
10.12	Promissory Note in the principal amount of $50,000,000 dated November 2, 2010 by and between Delek US Holdings, Inc., and Bank Leumi USA as lender (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed on November 5, 2010)
10.12(a)	Letter agreement dated June 23, 2009 between Delek US Holdings, Inc. and Bank Leumi USA (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 7, 2009)
10.13	Term Promissory Note dated September 29, 2009 in the principal amount of $65,000,000 between Delek US Holdings, Inc. and Delek Petroleum, Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 6, 2009)
10.13(a)	Amended and Restated Term Promissory Note dated September 28, 2010 in the principal amount of $44,000,000 between Delek US Holdings, Inc. and Delek Petroleum, Ltd. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 5, 2010)
10.14*	Employment Agreement dated May 1, 2009 by and between Delek US Holdings, Inc. and Assaf Ginzburg (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 7, 2009)
10.15*	Employment Agreement dated May 1, 2009 by and between Delek US Holdings, Inc. and Frederec Green (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 7, 2009)
10.16*	Employment Agreement dated June 10, 2009 by and between MAPCO Express, Inc. and Igal Zamir (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 7, 2009)
10.16(a)*	Special Bonus Acknowledgement dated August 9, 2010 between Igal Zamir and MAPCO Express, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 5, 2010)
10.17*	Employment Agreement dated August 25, 2009 by and between Delek US Holdings, Inc. and Mark B. Cox (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 6, 2009)
10.17(a)*	Special Bonus Acknowledgement dated May 4, 2010 between Mark B. Cox and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 6, 2010)
10.18*	Letter agreement between Edward Morgan and Delek US Holdings, Inc. dated April 17, 2009 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 11, 2009)
10.19*	Letter agreement between Lynwood E. Gregory, III and Delek US Holdings, Inc. dated February 24, 2011 (incorporated by reference to Exhibit 99.3 to the Company's Form 8-K filed on February 25, 2010)
10.20+	Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed on March 3, 2008)
10.20(a)+	First Amendment dated August 18, 2010 to the Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 5, 2010)
10.21*	Form of 409A Addendum (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 6, 2010)
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney
31.1	Certification of the Company's Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act
31.2	Certification of the Company's Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act

Exhibit No.	Description
32.1	Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Management contract or compensatory plan or arrangement.

+ Confidential treatment was requested and granted pursuant to Rule 24b-2 of the Securities Exchange Act, with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

++ Confidential treatment was requested and granted pursuant to Rule 406 of the Securities Act, and an extension of such confidential treatment was requested and granted pursuant to Rule 24b-2 of the Securities Exchange Act, with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

Delek US Holdings, Inc.

Consolidated Financial Statements
As of December 31, 2010 and 2009 and
For Each of the Three Years Ended December 31, 2010

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

All other financial schedules are not required under related instructions, or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Delek US Holdings, Inc.

We have audited Delek US Holdings, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Delek US Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Delek US Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Delek US Holdings, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 of Delek US Holdings, Inc. and our report dated March 11, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 11, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Delek US Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Delek US Holdings, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delek US Holdings, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Delek US Holdings, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 11, 2011

Delek US Holdings, Inc.

Consolidated Balance Sheets

	December 31,	
	2010	2009
	(In millions, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 49.1	$ 68.4
Accounts receivable	104.7	76.7
Inventory	136.7	116.4
Other current assets	8.9	50.1
Total current assets	299.4	311.6
Property, plant and equipment:		
Property, plant and equipment	886.7	865.5
Less: accumulated depreciation	(206.6)	(173.5)
Property, plant and equipment, net	680.1	692.0
Goodwill	71.9	71.9
Other intangibles, net	7.9	9.0
Minority investment	71.6	131.6
Other non-current assets	13.7	6.9
Total assets	$1,144.6	$1,223.0
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 222.9	$ 192.5
Current portion of long-term debt and capital lease obligations	14.1	17.7
Note payable to related party	—	65.0
Accrued expenses and other current liabilities	55.5	47.0
Total current liabilities	292.5	322.2
Non-current liabilities:		
Long-term debt and capital lease obligations, net of current portion	237.7	234.4
Note payable to related party	44.0	—
Environmental liabilities, net of current portion	2.8	5.3
Asset retirement obligations	7.3	7.0
Deferred tax liabilities	105.9	110.5
Other non-current liabilities	11.1	12.6
Total non-current liabilities	408.8	369.8
Shareholders' equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 110,000,000 shares authorized, 54,403,208 and 53,700,570 shares issued and outstanding at December 31, 2010 and 2009, respectively	0.5	0.5
Additional paid-in capital	287.5	281.8
Retained earnings	155.3	248.7
Total shareholders' equity	443.3	531.0
Total liabilities and shareholders' equity	$1,144.6	$1,223.0

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Consolidated Statements of Operations

	Year Ended December 31,		
	2010	2009	2008
	(In millions, except shares and per share data)		
Net sales	$ 3,755.6	$ 2,666.7	$ 4,723.7
Operating costs and expenses:			
Cost of goods sold	3,412.9	2,394.1	4,308.1
Operating expenses	229.5	219.0	240.8
Insurance proceeds — business interruption	(12.8)	(64.1)	—
Property damage insurance, net	(4.0)	(40.3)	—
Impairment of goodwill	—	7.0	11.2
General and administrative expenses	59.0	64.3	57.0
Depreciation and amortization	61.1	52.4	41.3
Loss (gain) on sales of assets	0.7	2.9	(6.8)
Total operating costs and expenses	3,746.4	2,635.3	4,651.6
Operating income	9.2	31.4	72.1
Interest expense	34.1	25.5	23.7
Interest income	—	(0.1)	(2.1)
Loss from minority investment	—	—	7.9
Impairment of minority investment	60.0	—	—
Gain on debt extinguishment	—	—	(1.6)
Other expenses, net	—	0.6	1.0
Total non-operating expenses	94.1	26.0	28.9
(Loss) income from continuing operations before income tax (benefit) expense	(84.9)	5.4	43.2
Income tax (benefit) expense	(5.0)	3.1	18.6
(Loss) income from continuing operations	(79.9)	2.3	24.6
(Loss) income from discontinued operations, net of tax	—	(1.6)	1.9
Net (loss) income	$ (79.9)	$ 0.7	$ 26.5
Basic (loss) earnings per share:			
(Loss) income from continuing operations	$ (1.47)	$ 0.04	$ 0.47
(Loss) income from discontinued operations	—	(0.03)	0.03
Total basic (loss) earnings per share	$ (1.47)	$ 0.01	$ 0.50
Diluted (loss) earnings per share:			
(Loss) income from continuing operations	$ (1.47)	$ 0.04	$ 0.46
(Loss) income from discontinued operations	—	(0.03)	0.03
Total diluted (loss) earnings per share	$ (1.47)	$ 0.01	$ 0.49
Weighted average common shares outstanding:			
Basic	54,264,763	53,693,258	53,675,145
Diluted	54,264,763	54,484,969	54,401,747
Dividends declared per common share outstanding	$ 0.15	$ 0.15	$ 0.15

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
	Shares	Amount				
		(In millions, except shares and per share data)				
Balance at December 31, 2007	53,666,570	$0.5	$274.1	$ 0.3	$237.6	$512.5
Comprehensive income, net of tax:						
Net income	—	—	—	—	26.5	26.5
Unrealized loss on cash flow hedges, net of deferred income tax benefit of $0.6 million	—	—	—	(0.9)	—	(0.9)
Comprehensive income	—	—	—	(0.9)	26.5	25.6
Common stock dividends ($0.15 per share)	—	—	—	—	(8.0)	(8.0)
Stock-based compensation expense	—	—	3.7	—	—	3.7
Exercise of stock-based awards	15,500	—	—	—	—	—
Balance at December 31, 2008	53,682,070	$0.5	$277.8	$(0.6)	$256.1	$533.8
Comprehensive income, net of tax:						
Net income	—	—	—	—	0.7	0.7
Unrealized gain on cash flow hedges, net of deferred income tax expense of $0.3 million	—	—	—	0.6	—	0.6
Comprehensive income	—	—	—	0.6	0.7	1.3
Common stock dividends ($0.15 per share)	—	—	—	—	(8.1)	(8.1)
Stock-based compensation expense	—	—	4.0	—	—	4.0
Exercise of stock-based awards	18,500	—	—	—	—	—
Balance at December 31, 2009	53,700,570	$0.5	$281.8	$ —	$248.7	$531.0
Net loss	—	—	—	—	(79.9)	(79.9)
Common stock dividends ($0.15 per share)	—	—	—	—	(8.4)	(8.4)
Stock-based compensation expense	—	—	3.1	—	—	3.1
Net settlement of share appreciation rights	638,909	—	2.6	—	(5.1)	(2.5)
Exercise of stock-based awards	63,729	—	—	—	—	—
Balance at December 31, 2010	54,403,208	$0.5	$287.5	$ —	$155.3	$443.3

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2010	2009	2008
	(In millions)		
Cash flows from operating activities:			
Net (loss) income	$ (79.9)	$ 0.7	$ 26.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	61.1	52.4	41.3
Amortization of deferred financing costs	7.1	6.4	4.7
Accretion of asset retirement obligations	0.5	0.4	0.7
Gain on involuntary conversion of assets	(4.0)	(40.3)	—
Deferred income taxes	(4.6)	39.8	10.0
Loss from minority investment	—	—	7.9
Loss on interest rate derivative instruments	—	—	1.0
Loss on sale of investments	—	0.6	—
Loss (gain) on sale of assets	0.7	2.9	(6.8)
Gain on sale of assets held for sale	—	1.1	(0.4)
Impairment of goodwill	—	7.0	11.2
Impairment of minority investment	60.0	—	—
Stock-based compensation expense	3.1	4.0	3.7
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable, net	(28.0)	(31.3)	73.4
Inventory and other current assets	20.9	(46.9)	58.9
Accounts payable and other current liabilities	38.9	137.2	(193.2)
Non-current assets and liabilities, net	(4.8)	3.8	(10.3)
Net cash provided by operating activities	71.0	137.8	28.6
Cash flows from investing activities:			
Purchases of short-term investments	—	—	(472.8)
Sales of short-term investments	—	5.0	517.2
Expenditures to rebuild refinery	(0.2)	(11.6)	—
Property damage insurance proceeds	4.2	51.9	—
Purchase of property, plant and equipment	(56.8)	(170.0)	(102.4)
Proceeds from sale of convenience store assets	8.3	12.5	8.8
Proceeds from sale of assets held for sale	—	9.3	9.8
Net cash used in investing activities	(44.5)	(102.9)	(39.4)
Cash flows from financing activities:			
Proceeds from revolvers	815.1	554.9	871.4
Payments on revolvers	(739.0)	(521.1)	(913.6)
Proceeds from other debt instruments	100.0	—	35.0
Payments on debt and capital lease obligations	(176.4)	(67.7)	(62.0)
Proceeds from note payable to related party	—	65.0	15.0
Payments of note payable to related party	(21.0)	—	(15.0)
Taxes paid in connection with settlement of share purchase rights	(2.5)	—	—
Dividends paid	(8.4)	(8.1)	(8.0)
Deferred financing costs paid	(13.6)	(4.8)	(1.7)
Net cash (used in) provided by financing activities	(45.8)	18.2	(78.9)
Net (decrease) increase in cash and cash equivalents	(19.3)	53.1	(89.7)
Cash and cash equivalents at the beginning of the period	68.4	15.3	105.0
Cash and cash equivalents at the end of the period	$ 49.1	$ 68.4	$ 15.3
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest, net of capitalized interest of $0.3 million, $1.4 million and $3.4 million in 2010, 2009 and 2008, respectively	$ 25.1	$ 19.1	$ 17.8
Income taxes	$ 1.6	$ 1.7	$ 5.1

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Notes to Consolidated Financial Statements

1. General

Delek US Holdings, Inc. ("Delek", "we", "our" or "us") is the sole shareholder of MAPCO Express, Inc. ("Express"), MAPCO Fleet, Inc. ("Fleet"), Delek Refining, Inc. ("Refining"), Delek Finance, Inc. ("Finance") and Delek Marketing and Supply, Inc. ("Marketing"), (collectively, the "Subsidiaries").

We are a Delaware corporation formed in connection with our acquisition in May 2001 of 198 retail fuel and convenience stores from a subsidiary of the Williams Companies. Since then, we have completed several other acquisitions of retail fuel and convenience stores. In April 2005, we expanded our scope of operations to include complementary petroleum refining and wholesale and distribution businesses by acquiring a refinery in Tyler, Texas. We initiated operations of our marketing segment in August 2006 with the purchase of assets from Pride Companies LP and affiliates ("Pride Acquisition"). Delek and Express were incorporated during April 2001 in the State of Delaware. Fleet, Refining, Finance, and Marketing were incorporated in the State of Delaware during January 2004, February 2005, April 2005 and June 2006, respectively.

Delek is listed on the New York Stock Exchange ("NYSE") under the symbol "DK." As of December 31, 2010, approximately 73.0% of our outstanding shares are beneficially owned by Delek Group Ltd. ("Delek Group") located in Natanya, Israel.

2. Accounting Policies

Basis of Presentation

Our consolidated financial statements include the accounts of Delek and its wholly-owned subsidiaries. All significant intercompany transactions and account balances have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") and in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

Delek is a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Management views operating results in primarily three segments: refining, marketing and retail. The refining segment operates a high conversion, independent refinery in Tyler, Texas. The marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operating terminals. The retail segment markets gasoline, diesel and other refined petroleum products, and convenience merchandise through a network of 412 company-operated retail fuel and convenience stores. Segment reporting is more fully discussed in Note 12.

Discontinued Operations

In December 2008, we met the requirements under the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards Codification ("ASC") 360, *Property, Plant and Equipment* ("ASC 360") to classify our retail segment's Virginia division ("Virginia stores") as a group of assets held for sale. The fair value assessment of these assets, performed in the fourth quarter of 2008, did not result in an impairment. We ceased depreciation of these assets. In December 2008, we sold 12 of the 36 stores in this division. During 2009, we sold an additional 15 stores and in December 2009, the remaining nine stores were reclassified back into normal operations. The assets of these nine stores required a depreciation catch up in December 2009. We continued to operate these stores in 2010.

Cash and Cash Equivalents

Delek maintains cash and cash equivalents in accounts with large, national financial institutions and retains nominal amounts of cash at the convenience store locations as petty cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2010 and 2009, these cash equivalents consisted primarily of overnight investments in U.S. Government obligations and bank repurchase obligations collateralized by U.S. Government obligations.

Investments

We have owned an investment in an auction rate security, valued at $5.6 million, since the auction rate market began to fail in 2008. During 2008, because of these failed auctions, we reclassified our auction rate investment from short-term investments to other non-current assets. The $5.6 million investment we held in auction rate securities had an underlying investment in a single series of preferred stock of Bank of America.

In June 2009, Bank of America made an offer to exchange shares of common stock of Bank of America for certain series of its preferred shares that were then outstanding. On June 22, 2009, we redeemed our auction rate trust certificates for Bank of America's Series 5, floating rate, non-cumulative preferred stock, which we exchanged on June 23, 2009, for 286,496 shares of common stock of Bank of America. Due to the consideration paid for the Bank of America preferred shares under the terms of the exchange offer, we recognized a loss of approximately $2.0 million on this exchange.

However, in September 2009, we sold the 286,496 shares of Bank of America common stock received in the exchange, and recognized a gain of $1.4 million relating to the sale. For the year ended December 31, 2009, we recognized a cumulative loss of $0.6 million, which is included in other expenses on the accompanying consolidated statement of operations. Upon the sale of these 286,496 shares, we had no remaining position in auction rate securities or in the common stock of Bank of America.

Accounts Receivable

Accounts receivable primarily consists of receivables related to credit card sales, receivables from vendor promotions and trade receivables generated in the ordinary course of business. Delek recorded an allowance for doubtful accounts related to trade receivables of less than $0.1 million as of both December 31, 2010 and 2009, respectively.

We sell a variety of products to a diverse customer base. On a consolidated basis, there were no customers that accounted for more than 10% of net sales during the years ended December 31, 2010, 2009 and 2008.

One customer of the Tyler refinery segment accounted for 28.7% and 34.4% of the refining segment's accounts receivable balance as of December 31, 2010 and 2009, respectively.

One credit card provider accounted for 19% and 16% of the retail segment's total accounts receivable balance as of December 31, 2010 and 2009, respectively.

Two customers accounted for approximately 34.1% and 28.3% of the marketing segment's accounts receivable balance as of December 31, 2010 and 2009, respectively.

Inventory

Refinery inventory consists of crude oil, refined products and blendstocks which are stated at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") valuation method. Cost of crude oil, refined product and blendstock inventories in excess of market value are charged to cost of goods sold. Such changes are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover.

Marketing inventory consists of refined products which are stated at the lower of cost or market on a first-in, first-out ("FIFO") basis.

Retail merchandise inventory consists of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel inventories are stated at the lower of cost or market on a FIFO basis. Non-fuel inventories are stated at estimated cost as determined by the retail inventory method.

Property, Plant and Equipment

Assets acquired by Delek in conjunction with acquisitions are recorded at estimated fair market value in accordance with the purchase method of accounting as prescribed in ASC 805, *Business Combinations* ("ASC 805"). Other acquisitions of property and equipment are carried at cost. Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Delek owns certain fixed assets on leased locations and depreciates these assets and asset improvements over the lesser of management's estimated useful lives of the assets or the remaining lease term.

Depreciation is computed using the straight-line method over management's estimated useful lives of the related assets, which are as follows:

	Years
Automobiles	3-5
Computer equipment and software	3-10
Refinery turnaround costs	4
Furniture and fixtures	5-15
Retail store equipment	7-15
Asset retirement obligation assets	15-50
Refinery machinery and equipment	5-40
Petroleum and other site ("POS") improvements	8-30
Building and building improvements	15-40

Other Intangible Assets

Delek has definite-life intangible assets consisting of long-term supply contracts, non-compete agreements and trademarks. The amortization periods associated with these assets are 11.5 years for the supply contracts, three and ten years for the non-compete agreements and four years for the trademarks.

Property, Plant and Equipment and Other Intangibles Impairment

Property, plant and equipment and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. In accordance with ASC 360 and ASC 350, *Intangibles — Goodwill and Other* ("ASC 350"), Delek evaluates the realizability of these long-lived assets as events occur that might indicate potential impairment. In doing so, Delek assesses whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Property and equipment of retail stores identified for closing are written down to their estimated net realizable value at the time such stores are closed. Delek analyzes regional market, division and store operations for changes in market demographics, competition, economic conditions and other factors, including the variability of cash flow. As a result, we identified and recorded impairment charges of $1.8 million for closed stores in 2010 and $0.4 million in both 2009 and 2008. Similar changes may occur in the future that will require us to record an impairment charge.

Minority Investment

The minority investment in the equity shares of a privately held company, Lion Oil Company ("Lion Oil"), is carried as a cost-method investment which requires that we review for any diminishment of fair value in the instance when there are indicators that a possible impairment has occurred. This evaluation resulted in the recognition of a $60.0 million non-cash impairment of our minority investment in the fourth quarter of 2010. Details regarding this investment are provided in Note 6.

Capitalized Interest

Delek had several capital projects in the refining segment and with the construction related to the new "prototype" stores being built in the retail segment. For the years ended December 31, 2010, 2009 and 2008, interest of $0.3 million, $1.3 million and $3.3 million, respectively, was capitalized by the refining segment. The retail segment capitalized interest of a nominal amount for the year ended December 31, 2010 and $0.1 million for the each of the years ended December 31, 2009 and 2008. There was no interest capitalized by the marketing segment for the years ended December 31, 2010, 2009 and 2008.

Refinery Turnaround Costs

Refinery turnaround costs are incurred in connection with planned shutdowns and inspections of the Tyler refinery's major units to perform necessary repairs and replacements. Refinery turnaround costs are deferred when incurred, classified as property, plant and equipment and amortized on a straight-line basis over that period of time estimated to lapse until the next planned turnaround occurs. Refinery turnaround costs include, among other things, the cost to repair, restore, refurbish or replace refinery equipment such as vessels, tanks, reactors, piping, rotating equipment, instrumentation, electrical equipment, heat exchangers and fired heaters. During the second quarter of 2009, we successfully completed a major turnaround on all of the units at the Tyler refinery.

Goodwill and Potential Impairment

Goodwill in an acquisition represents the excess of the aggregate purchase price over the fair value of the identifiable net assets. Delek's goodwill, all of which was acquired in various purchase business combinations, is recorded at original fair value and is not amortized. Goodwill is subject to annual assessment to determine if an impairment of value has occurred and Delek performs this review annually in the fourth quarter. We could also be required to evaluate our goodwill if, prior to our annual assessment, we experience disruptions in our business, have unexpected significant declines in operating results, or sustain a permanent market capitalization decline. If a reporting unit's carrying amount exceeds its fair value, the impairment assessment leads to the testing of the implied fair value of the reporting unit's goodwill to its carrying amount. If the implied fair value is less than the carrying amount, a goodwill impairment charge is recorded. Our annual assessment of goodwill did not result in impairment during the year ended December 31, 2010. Our annual impairment assessment of goodwill resulted in $7.0 million and $11.2 million non-cash goodwill impairment charges to our retail segment during the years ended December 31, 2009 and 2008, respectively.

Derivatives

Delek records all derivative financial instruments, including interest rate swap and cap agreements, fuel-related derivatives, over the counter ("OTC") future swaps and forward contracts at estimated fair value in accordance with the provisions of ASC 815, *Derivatives and Hedging* ("ASC 815"). Changes in the fair value of the derivative instruments are recognized in operations, unless we elect to apply the hedging treatment permitted under the provisions of ASC 815 allowing such changes to be classified as other comprehensive income. We validate the fair value of all derivative financial instruments on a monthly basis, utilizing valuations from third party financial and brokerage institutions. On a regular basis, Delek enters into commodity contracts with counterparties for crude oil and various finished products. These contracts usually qualify for the normal purchase / normal sale exemption under the standard and, as such, are not measured at fair value.

Delek's policy under the guidance of ASC 815-10-45, *Derivatives and Hedging — Other Presentation Matters* ("ASC 815-10-45"), is to net the fair value amounts recognized for multiple derivative instruments executed with the same counterparty and offset these values against the cash collateral arising from these derivative positions.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments. Management estimates that the carrying value approximates fair value for all of Delek's assets and liabilities that fall under the scope of ASC 825, *Financial Instruments* ("ASC 825").

Delek applies the provisions of ASC 820, *Fair Value Measurements and Disclosure* ("ASC 820") in its presentation and disclosures regarding fair value, which pertain to certain financial assets and liabilities measured at fair value in the statement of position on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. See Note 13 for further discussion.

Delek also applies the provisions of ASC 825 as it pertains to the fair value option. This standard permits the election to carry financial instruments and certain other items similar to financial instruments at fair value on the balance sheet, with all changes in fair value reported in earnings. By electing the fair value option in conjunction with a derivative, an entity can achieve an accounting result similar to a fair value hedge without having to comply with complex hedge accounting rules. As of December 31, 2010 or 2009, we did not make the fair value election for any financial instruments not already carried at fair value in accordance with other standards.

Self-Insurance Reserves

Delek is primarily self-insured for employee medical, workers' compensation and general liability costs, with varying limits of per claim and aggregate stop loss insurance coverage that management considers adequate. We maintain an accrual for these costs based on claims filed and an estimate of claims incurred but not reported. Differences between actual settlements and recorded accruals are recorded in the period identified.

Vendor Discounts and Deferred Revenue

Delek receives cash discounts or cash payments from certain vendors related to product promotions based upon factors such as, quantities purchased, quantities sold, merchandise exclusivity, store space and various other factors. In accordance with ASC 605-50, *Revenue Recognition — Customer Payments and Incentives,* we recognize these amounts as a reduction of inventory until the products are sold, at which time the amounts are reflected as a reduction in cost of goods sold. Certain of these amounts are received from vendors related to agreements covering several periods. These amounts are initially recorded as deferred revenue, are reclassified as a reduction in inventory over the period the products are received, and are subsequently recognized as a reduction of cost of goods sold as the products are sold.

Delek also receives advance payments from certain vendors relating to non-inventory agreements. These amounts are recorded as deferred revenue and are subsequently recognized as a reduction of cost of goods sold as earned.

Environmental Expenditures

It is Delek's policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations, typically considering estimated activities and costs for the next 15 years, unless a specific longer range estimate is practicable. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that are dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

Asset Retirement Obligations

Delek recognizes liabilities which represent the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. In the retail segment, these obligations relate to the net present value of estimated costs to remove underground storage tanks at owned and leased retail sites which are legally required under the applicable leases. The asset retirement obligation for storage tank removal on leased retail sites is being accreted over the expected life of the owned retail site or the average retail site lease term. In the refining segment, these obligations relate to the required disposal of waste in certain storage tanks, asbestos abatement at an identified location and other estimated costs that would be legally required upon final closure of the Tyler refinery. In the marketing segment, these obligations related to the required cleanout of the pipeline and terminal tanks, and removal of certain above-grade portions of the pipeline situated on right-of-way property.

The reconciliation of the beginning and ending carrying amounts of asset retirement obligations as of December 31, 2010 and 2009 is as follows (in millions):

	December 31,	
	2010	2009
Beginning balance	$ 7.0	$6.6
Liabilities settled	(0.2)	—
Accretion expense	0.5	0.4
Ending balance	$ 7.3	$7.0

In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation.

Revenue Recognition

Revenues for products sold are recorded at the point of sale upon delivery of product, which is the point at which title to the product is transferred, and when payment has either been received or collection is reasonably assured.

Delek derives service revenue from the sale of lottery tickets, money orders, car washes and other ancillary product and service offerings. Service revenue and related costs are recorded at gross amounts and net amounts, as appropriate, in accordance with the provisions of ASC 605-45, *Revenue Recognition — Principal Agent Considerations* ("ASC 605-45"). We record service revenue and related costs at gross amounts when Delek is the primary obligor, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, influences product or service specifications, or has several but not all of these indicators. When Delek is not the primary obligor and does not possess other indicators of gross reporting as discussed previously, we record net service revenue.

Cost of Goods Sold and Operating Expenses

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores. For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and external costs. Operating expenses include the costs associated with the actual operations of the Tyler refinery. For the marketing segment, cost of goods sold includes all costs of refined products, additives and related transportation. Operating expenses include the costs associated with the actual operation of owned terminals, terminaling expense at third-party locations and pipeline maintenance costs.

Sales, Use and Excise Taxes

Delek's policy is to exclude sales, use and excise taxes from revenue when we are an agent of the taxing authority, in accordance with ASC 605-45.

Deferred Financing Costs

Deferred financing costs represent expenses related to issuing our long-term debt and obtaining our lines of credit. These amounts are amortized ratably over the remaining term of the respective financing and are included in interest expense. See Note 10 for further information.

Advertising Costs

Delek expenses advertising costs as the advertising space is utilized. Advertising expense for the years ended December 31, 2010, 2009 and 2008 was $2.9 million, $3.5 million and $2.5 million, respectively.

Operating Leases

Delek leases land and buildings under various operating lease arrangements, most of which provide the option, after the initial lease term, to renew the leases. Some of these lease arrangements include fixed rental rate increases, while others include rental rate increases based upon such factors as changes, if any, in defined inflationary indices.

In accordance with ASC 840-20, *Leases — Operating Leases*, for all leases that include fixed rental rate increases, Delek calculates the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and records rental expense on a straight-line basis in the accompanying consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the provisions of ASC 740, *Income Taxes* ("ASC 740"). This statement generally requires Delek to record deferred income taxes for the differences between the book and tax bases of its assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax expense or benefit represents the net change during the year in our deferred income tax assets and liabilities.

ASC 740 also prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Finally, ASC 740 requires an annual tabular rollforward of unrecognized tax benefits.

Earnings Per Share

Basic and diluted earnings per share ("EPS") are computed by dividing net income by the weighted average common shares outstanding. The common shares used to compute Delek's basic and diluted earnings per share are as follows:

	December 31,		
	2010	2009	2008
Weighted average common shares outstanding	54,264,763	53,693,258	53,675,145
Dilutive effect of equity instruments	—	791,711	726,602
Weighted average common shares outstanding, assuming dilution	54,264,763	54,484,969	54,401,747

Outstanding stock options totaling 3,797,558, 3,419,922 and 1,816,598 common shares were excluded from the diluted earnings per share calculation for the years ended December 31, 2010, 2009 and 2008, respectively. These stock options did not have a dilutive effect under the treasury stock method. Outstanding stock options totaling 16,826 were also excluded from the diluted earnings per share calculation for the year ended December 31, 2010. These stock options were anti-dilutive due to the net loss for the period.

Stock-Based Compensation

ASC 718, *Compensation — Stock Compensation* ("ASC 718"), requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement and establishes fair value as the measurement objective in accounting for share-based payment arrangements. ASC 718 requires the use of a valuation model to calculate the fair value of stock-based awards. Delek uses the Black-Scholes-Merton option-pricing model to determine the fair value of stock option and stock appreciation right (SAR) awards, with the exception of the SARs granted to our Chief Executive Officer on September 30, 2009, which are valued under the Monte-Carlo simulation model.

Restricted stock units ("RSUs") are measured based on the fair market value of the underlying stock on the date of grant. Vested RSUs are not issued until the minimum statutory withholding requirements have been remitted to us for payment to the taxing authority. As a result, the actual number of shares accounted for as issued may be less than the number of RSUs vested, due to any withholding amounts which have not been remitted.

We generally recognize compensation expense related to stock-based awards with graded or cliff vesting on a straight-line basis over the vesting period. It is our practice to issue new shares when stock-based compensation is exercised.

Comprehensive (Loss) Income

Comprehensive (loss) income includes net (loss) income and changes in the fair value of derivative instruments designated as cash flow hedges. Comprehensive (loss) income for the years ended December 31, 2010, 2009 and 2008 was as follows (in millions).

	December 31,		
	2010	2009	2008
Net (loss) income	$(79.9)	$0.7	$26.5
Other comprehensive income (loss):			
Net unrealized gain (loss) on derivative instruments, net of tax (benefit) expense of $0.3 million and $(0.6) million in 2009 and 2008, respectively	—	0.6	(0.9)
Comprehensive (loss) income	$(79.9)	$1.3	$25.6

New Accounting Pronouncements

In January 2010, the FASB issued guidance regarding fair value measurements and disclosures, which is effective for interim or annual periods beginning after December 31, 2009 and should be applied prospectively. This guidance provides more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2 and 3. Delek adopted this guidance in January 2010. The additional disclosures required did not have an impact on our financial position or results of operations. See Note 13 for additional disclosures required.

3. Explosion and Fire at the Tyler, Texas Refinery

On November 20, 2008, an explosion and fire occurred at our 60,000 bpd refinery in Tyler, Texas. Some individuals have claimed injury and two of our employees died as a result of the event. The event caused damage to both our saturates gas plant and naphtha hydrotreater and resulted in a suspension of our refining operations until May 2009.

Several parallel investigations were commenced following the event, including our own investigation and investigations and inspections by the U.S. Department of Labor's Occupational Safety & Health Administration ("OSHA"), the U.S. Chemical Safety and Hazard Investigation Board ("CSB") and the U.S. Environmental Protection Agency ("EPA"). OSHA concluded its inspection in May 2009 and issued citations assessing an aggregate penalty of approximately $0.2 million. We are contesting these citations and do not believe that the outcome will have a material effect on our business. We cannot assure you as to the outcome of the other investigations, including possible civil penalties or other enforcement actions.

Currently we carry, and at the time of the incident we carried, insurance coverage of $1.0 billion in combined limits to insure against property damage and business interruption. Under these policies, we were subject to a $5.0 million deductible for property damage insurance and a 45 calendar day waiting period for business interruption insurance. During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million, of which $12.8 million is included as business interruption proceeds and $4.2 million is included as property damage. We also recorded expenses during the year ended December 31, 2010 of $0.2 million, resulting in a net gain of $4.0 million related to property damage proceeds. During the year ended December 31, 2009, we recognized income from insurance proceeds of $116.0 million, of which $64.1 million is included as business interruption proceeds and $51.9 million is included as property damage. We also recorded expenses of $11.6 million resulting in a net gain of $40.3 million related to property damage proceeds.

Since the incident on November 20, 2008, Delek has received $141.4 million in proceeds from insurance claims arising from the explosion and fire. The insurance proceeds received in the second quarter of 2010 represent final payments on all outstanding property damage and business interruption insurance claims.

4. Dispositions and Assets Held for Sale

Virginia Stores

In December 2008, the retail segment's Virginia division met the requirements as enumerated in ASC 360, that require the separate reporting of assets held for sale. Management committed to plan to sell the retail segment's Virginia stores and proceeded with efforts to locate buyers; however, until we obtained the necessary amendments to our credit agreements, we were encumbered from that action. At the time the credit agreement limitations were lifted, in December 2008, we had contracts to sell 28 of the 36 Virginia properties. As of December 31, 2008, we closed on 12 of the properties. We sold an additional 15 of these stores during the year ended December 31, 2009. In December 2009, the remaining nine Virginia stores were reclassified back into normal operations. We received proceeds from these sales, net of expenses, of $9.3 million and $9.8 million, respectively, recognizing net (losses) gains on the sales of $(1.1) million and $0.4 million, respectively, during the years ended December 31, 2009 and 2008. In addition to the real properties sold, we sold $0.9 million and $1.0 million, respectively, in inventory, at cost, to the buyers during the years ended December 31, 2009 and 2008.

The carrying amounts of the Virginia store assets sold during the year ended December 31, 2009 and 2008 are as follows (in millions):

	For the Year Ended December 31,	
	2009	2008
Inventory	$ 0.9	$ 1.0
Property, plant & equipment, net of accumulated depreciation of $4.0 million	10.4	9.4
	$11.3	$10.4

There were no assets held for sale as of December 31, 2010 or 2009.

Once the Virginia stores were identified as assets held for sale, the operations associated with these properties qualified for reporting as discontinued operations under ASC 360. Accordingly, the operating results, net of tax, from discontinued operations are presented separately in Delek's Consolidated Statement of Operations and the Notes to the consolidated financial statements have been adjusted to exclude the discontinued operations. The amounts eliminated from continuing operations did not include allocations of corporate expenses included in the selling, general and administrative expenses caption in the Consolidated Statement of Operations, nor the income tax benefits from such expenses. The remaining nine Virginia stores that were reclassified into normal operations required a depreciation catch up in December 2009. Components of amounts reflected in income from discontinued operations for the years ended December 31, 2009 and 2008 are as follows (in millions):

	For the Year Ended December 31,	
	2009	2008
Net sales	$ 6.4	$ 107.9
Operating costs and expenses	(8.0)	(105.2)
(Loss) gain on sale of assets held for sale	(1.1)	0.4
(Loss) income from discontinued operations before taxes	(2.7)	3.1
Income tax (benefit) expense	(1.1)	1.2
(Loss) income from discontinued operations, net of income taxes	$(1.6)	$ 1.9

5. Inventory

Carrying value of inventories consisted of the following (in millions):

	December 31,	
	2010	2009
Refinery raw materials and supplies	$ 29.5	$ 19.3
Refinery work in process	31.5	28.6
Refinery finished goods	18.9	22.9
Retail fuel	20.2	15.1
Retail merchandise	28.3	26.6
Marketing refined products	8.3	3.9
Total inventories	$136.7	$116.4

At December 31, 2010 and 2009, the excess of replacement cost ("FIFO") over the carrying value ("LIFO") of refinery inventories was $36.6 million and $20.8 million, respectively. As of December 31, 2008, market values had fallen below most of our LIFO inventory layer values and, as a result, we recognized a pre-tax loss of approximately $10.9 million relating to the reflection of market value at a level below cost. There were reductions of $0.8 million, $2.5 million and $0.6 million to costs of goods sold during the years ended December 31, 2010, 2009 and 2008, respectively, as a result of the liquidation of LIFO inventories.

One retail merchandise vendor accounted for approximately 59%, 59%, and 56%, of total retail merchandise purchases during the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, two fuel vendors accounted for approximately 38% of total retail fuel purchases during the year ended December 31, 2010, two retail fuel vendors accounted for approximately 43% of total retail fuel purchases during the year ended December 31, 2009 and one retail fuel vendor accounted for approximately 28% of total retail fuel purchases during the years ended December 31, 2008. In 2010 and 2009, five crude oil vendors accounted for approximately 75% and 74%, respectively, of total crude oil purchased. In 2008, three crude oil vendors accounted for approximately 83% of total crude oil purchased. In our marketing segment, two vendors supplied 96% and 99% of the petroleum products in 2010 and 2009, respectively, and all of the petroleum products in 2008. Delek believes that sources of inventory are available from suppliers other than from its current vendors; however, the cost structure of such purchases may be different.

6. Minority Investment

In 2007, Delek acquired approximately 34.6% of the issued and outstanding shares of common stock of Lion Oil, a privately held Arkansas corporation. Lion Oil owns and operates an 80,000 barrel per day, crude oil refinery in El Dorado, Arkansas, three crude oil pipelines, a crude oil gathering system and two refined petroleum product terminals in Memphis and Nashville, Tennessee. The two terminals supply products to some of Delek's 180 convenience stores in the Memphis and Nashville markets. These product purchases totaled $15.4 million, $9.8 million and $11.7 million in 2010, 2009 and 2008, respectively. The refining segment also made sales of $1.5 million, $2.5 million and $1.9 million, respectively, of intermediate products to the Lion Oil refinery during 2010, 2009 and 2008. These product purchases and sales were made at market values.

At the time of acquisition of this investment, Delek acknowledged that our ownership percentage set a presumption of the use of the equity method of accounting as established in ASC 323, *Investments — Equity Method and Joint Ventures* ("ASC 323"). As a result, Delek initially reported its investment using the equity method. However, over time, our interactions with Lion Oil led us to the conclusion that the initial presumption under ASC 323 had been rebutted. Therefore, Delek began reporting its investment in Lion Oil using the cost method of accounting effective October 1, 2008. This investment in a non-public entity, which is carried at cost, is only reviewed for a diminishment of fair value in the instance when there are indicators that a possible impairment has occurred.

In the fourth quarter of 2010, an evaluation of publicly-disclosed transactions in the refining sector, in conjunction with our internal reviews of potential transactions indicated a need to assess our cost-method investment for possible diminishment of fair value. We evaluated our investment using two methods, the comparable sales approach and the income approach. We utilized the most recent transactions of 2010 in determining value under the comparable sales approach. We updated assumptions in work done previously under the income approach, to refresh that method of looking at value. This evaluation resulted in the recognition of a $60.0 million non-cash impairment of our minority investment in the fourth quarter of 2010. Delek carried its investment in Lion Oil at $71.6 million and $131.6 million as of December 31, 2010 and 2009, respectively.

7. Property, Plant and Equipment

Property, plant and equipment, at cost, consist of the following (in millions):

	December 31,	
	2010	2009
Land	$ 72.8	$ 77.2
Building and building improvements	178.4	182.4
Refinery machinery, marketing equipment and pipelines	412.7	377.0
Retail, including petroleum, store equipment and other site improvements	115.1	117.4
Refinery turnaround costs	47.7	58.1
Other equipment	22.1	22.0
Construction in progress	37.9	31.4
	886.7	865.5
Less: accumulated depreciation	(206.6)	(173.5)
	$ 680.1	$ 692.0

Property, plant and equipment and accumulated depreciation by reporting segment as of December 31, 2010 and 2009 and depreciation expense by operating segment for the years ended December 31, 2010 and 2009 are as follows (in millions):

	At December 31, 2010				
	Refining	Marketing	Retail	Corporate and Other	Consolidated
Property, plant and equipment	$460.4	$35.5	$ 388.6	$ 2.2	$ 886.7
Less: Accumulated depreciation	(73.9)	(7.5)	(124.9)	(0.3)	(206.6)
Property, plant and equipment, net	$386.5	$28.0	$ 263.7	$ 1.9	$ 680.1
Depreciation expense	$ 33.6	$ 1.7	$ 24.3	$ 0.1	$ 59.7

	At December 31, 2009				
	Refining	Marketing	Retail	Corporate and Other	Consolidated
Property, plant and equipment	$433.3	$35.5	$ 394.6	$ 2.1	$ 865.5
Less: Accumulated depreciation	(55.5)	(5.8)	(112.0)	(0.2)	(173.5)
Property, plant and equipment, net	$377.8	$29.7	$ 282.6	$ 1.9	$ 692.0
Depreciation expense	$ 24.9	$ 1.7	$ 24.4	$ 0.1	$ 51.1

8. Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the identifiable net assets acquired. Goodwill acquired in a purchase business combination is recorded at fair value and is not amortized. Delek's goodwill relates to its retail and marketing segments only. Changes in the carrying amounts of goodwill for the years ended December 31, 2008 occurred due to the finalization of valuation work associated with certain intangibles and the associated purchase price allocation of an acquisition. Additionally, Delek recognized impairment to certain goodwill carried in the retail segment in 2009 and 2008.

Delek performs an annual assessment of whether goodwill retains its value. This assessment is done more frequently if indicators of potential impairment exist. We performed our annual goodwill impairment review in the fourth quarter of 2010, 2009 and 2008. In performing these reviews we determined reporting units at a level below segment for our retail segment and in our marketing segment our review was done at the original west Texas Operations level of the segment. We performed a discounted cash flows test to test for value of each of our reporting units. We use a market participant weighted average cost of capital, estimated minimal growth rates for revenue, gross profit, and capital expenditures based on history and our best estimate of future forecasts. We also estimated the fair values of the reporting units using a multiple of expected future cash flows such as those used by third party analysts. In 2010, the annual impairment review resulted in the determination that no impairment of goodwill had occurred. In 2009, this review resulted in the need to determine the impairment of goodwill in one of the reporting units of the retail segment. The need to perform an analysis of goodwill value in a different retail reporting unit was required in the 2008 review. We estimated the fair value of the assets and liabilities attributable to reporting units and this work resulted in impairments of goodwill, and therefore, non-cash charges of $7.0 million and $11.2 million were recorded in the accompanying consolidated statements of operations during the years ended December 31, 2009 and 2008, respectively.

A summary of our goodwill accounts in our retail and marketing segments are as follows (in millions):

	Retail	Marketing	Total
Balance, December 31, 2007	80.0	7.5	87.5
Acquisitions and adjustments	2.6	—	2.6
Goodwill impairment	(11.2)	—	(11.2)
Balance, December 31, 2008	71.4	7.5	78.9
Goodwill impairment	(7.0)	—	(7.0)
Balance, December 31, 2009	64.4	7.5	71.9
Goodwill impairment	—	—	—
Balance, December 31, 2010	$ 64.4	$7.5	$ 71.9

9. Other Intangible Assets

Supply Contracts

In connection with an acquisition, Delek obtained rights associated with certain refined products supply contracts with a major pipeline, which define both pricing and volumes that we are allowed to draw on a monthly basis. We are amortizing approximately $1.0 million per year of the estimated acquisition date fair value of these contracts over their terms. Supply contracts as of December 31, 2010 and 2009 consist of the following (in millions):

	December 31,	
	2010	2009
Supply contracts	$12.2	$12.2
Accumulated amortization	(4.7)	(3.6)
	$ 7.5	$ 8.6

Trademarks

In connection with certain of the retail segment acquisitions, Delek obtained the rights associated with certain brand names. We are amortizing these intangibles over the four year period we expect to continue to use these brands. Trademarks as of December 31, 2010 and 2009 consisted of the following (in millions):

	December 31,	
	2010	2009
Trademarks	$ 0.7	$ 0.7
Accumulated amortization	(0.6)	(0.5)
	$ 0.1	$ 0.2

Amortization expense on trademarks was approximately $0.1 million for both the years ended December 31, 2010 and 2009 and $0.2 million for the year ended December 31, 2008.

Non-Compete Agreements

In September 2010, Delek entered into a non-compete agreement in connection with the resignation of a retail segment employee totaling $0.3 million. This individual may not compete within a fifty-mile radius of any of our retail and convenience stores for a period of three years. In connection with a retail segment acquisition, Delek entered into five separate non-compete agreements with key personnel of the seller totaling $1.0 million. The individuals may not compete within a ten-mile radius of the acquired stores for a period of ten years. We are amortizing the cost over the term of these agreements. Non-compete agreements as of December 31, 2010 and 2009 consisted of the following (in millions):

	December 31,	
	2010	2009
Non-compete agreements	$ 1.3	$ 1.0
Accumulated amortization	(1.0)	(0.9)
	$ 0.3	$ 0.1

Amortization expense on non-compete agreements was approximately $0.1 million for each of the years ended December 31, 2010, 2009 and 2008.

10. Long-Term Obligations and Short-Term Notes Payable

Outstanding borrowings under Delek's existing debt instruments and capital lease obligations are as follows (in millions):

	December 31, 2010	December 31, 2009
MAPCO Revolver	$122.1	$ —
Senior secured credit facility — revolver	—	32.4
Senior secured credit facility — term loan	—	81.4
Fifth Third Revolver	29.0	42.5
Promissory notes	144.0	160.0
Capital lease obligations	0.7	0.8
	295.8	317.1
Less: Current portion of long-term debt, notes payable and capital lease obligations	14.1	82.7
	$281.7	$234.4

Principal maturities of Delek's existing third party debt instruments for the next five years and thereafter are as follows as of December 31, 2010 (in millions):

	2011	2012	2013	2014	2015	Thereafter	Total
MAPCO Revolver	$ —	$ —	$ —	$—	$122.1	$—	$122.1
Fifth Third Revolver	—	29.0	—	—	—	—	29.0
Promissory notes	14.0	60.0	70.0	—	—	—	144.0
Capital lease obligations	0.1	0.1	0.1	0.1	—	0.3	0.7
Total	$14.1	$89.1	$70.1	$0.1	$122.1	$0.3	$295.8

MAPCO Revolver

On December 23, 2010, we executed a $200.0 million revolving credit facility ("MAPCO Revolver") that includes (i) a $200.0 million revolving credit limit; (ii) a $10.0 million swing line loan sub-limit; (iii) a $50.0 million letter of credit sublimit; and (iv) an accordion feature which permits an increase in borrowings of up to $275.0 million, subject to additional lender commitments. The MAPCO Revolver extended and increased the $108.0 million revolver and terminated the $165.0 million term loan outstanding under our Second Amended and Restated Credit Agreement among MAPCO, Fifth Third Bank as Administrative Agent and the lenders party thereto ("Senior Secured Credit Facility"). As of December 31, 2010, we had $122.1 million outstanding under the MAPCO Revolver, as well as letters of credit issued of $22.7 million. Borrowings under the MAPCO Revolver are secured by substantially all the assets of Express and its subsidiaries. The MAPCO Revolver will mature on December 23, 2015. The MAPCO Revolver bears interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2010, the weighted average borrowing rate was 6.25%. Additionally, MAPCO revolver requires us to pay a leverage ratio dependent quarterly fee on the average unused revolving commitment. As of December 31, 2010, this fee was 0.75% per year. Amounts available under the MAPCO Revolver as of December 31, 2010 were approximately $55.2 million.

Wells ABL

On February 23, 2010, we executed a $300 million asset-based loan ("ABL") revolving credit facility ("Wells ABL") that includes (i) a $300 million revolving credit line, (ii) a $30 million swing line loan sub-limit, (iii) a

$300 million letter of credit sublimit, and (iv) an accordion feature which permits an increase in facility size of up to $600 million subject to additional lender commitments. The Wells ABL replaced and terminated a $300.0 million ABL revolver with SunTrust. As of December 31, 2010, we had letters of credit issued under the facility totaling approximately $119.8 million and a nominal amount in outstanding loans under the Wells ABL. Borrowings under the Wells ABL are secured by substantially all the assets of Refining and its subsidiaries, with certain limitations. Under the facility, revolving loans and letters of credit are provided subject to availability requirements which are determined pursuant to a borrowing base calculation as defined in the Wells ABL. The borrowing base as calculated is primarily supported by cash, certain accounts receivable and certain inventory. The Wells ABL matures on February 23, 2014. Borrowings under the facility bear interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2010, the weighted average borrowing rate for the Wells ABL was 5.25%. Additionally, the Wells ABL requires us to pay a credit utilization dependent quarterly fee on the average unused revolving commitment. As of December 31, 2010, this fee was 1.00% per year. Borrowing capacity, as calculated and reported under the terms of the Wells ABL credit facility, net of a $15.0 million availability reserve requirement, as of December 31, 2010 was $67.3 million.

Fifth Third Revolver

We have a revolving credit facility with Fifth Third Bank ("Fifth Third Revolver") that carries a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. As of December 31, 2010, we had $29.0 million outstanding borrowings under the facility, as well as letters of credit issued of $12.5 million. Borrowings under the Fifth Third Revolver are secured by substantially all of the assets of Marketing. The Fifth Third Revolver matures on December 19, 2012. The Fifth Third Revolver bears interest based on predetermined pricing grids that allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2010, the weighted average borrowing rate was approximately 3.51%. Additionally, the Fifth Third Revolver requires us to pay a quarterly fee of 0.5% per year on the average available revolving commitment. Amounts available under the Fifth Third Revolver as of December 31, 2010 were approximately $33.5 million.

Reliant Bank Revolver

We have a revolving credit agreement with Reliant Bank ("Reliant Bank Revolver") that provides for unsecured loans of up to $12.0 million. As of December 31, 2010, we had no amounts outstanding under this facility. The Reliant Bank Revolver matures on March 28, 2011 and bears interest at a fixed spread over the 30 day LIBOR rate. As of December 31, 2010, we had $12.0 million available under the Reliant Bank Revolver.

Promissory Notes

On November 2, 2010, Delek executed a promissory note in the principal amount of $50.0 million with Bank Leumi USA ("Leumi Note"). As of December 31, 2010, we had $50.0 million in outstanding borrowings under the Leumi Note. The Leumi Note replaced and terminated promissory notes with Bank Leumi USA in the original principal amounts of $30 million and $20 million and is secured by our shares in Lion Oil Company. The Leumi Note requires quarterly amortization payments of $2.0 million beginning on April 1, 2011 and matures on October 1, 2013. The Leumi Note bears interest at the greater of a fixed spread over three-month LIBOR or an interest rate floor of 5.0%. As of December 31, 2010, the weighted average borrowing rate was 5.00%.

On October 5, 2010, Delek entered into two promissory notes with Israel Discount Bank of New York ("IDB") in the principal amounts of $30 million and $20 million (collectively the "IDB Notes"). As of December 31, 2010, we had $50.0 million in total outstanding borrowings under the IDB Notes. The IDB Notes replaced and terminated promissory notes with IDB in the original principal amounts of $30 million and $15 million and are secured by our shares in Lion Oil Company. The IDB Notes require quarterly amortization payments totaling $2 million, beginning at the end of the first quarter of 2011. The maturity date of both IDB Notes is December 31, 2013. Both IDB Notes bear interest at the greater of a fixed spread over various LIBOR tenors, as elected by the borrower, or an interest rate floor of 5.0%. As of December 31, 2010, the weighted average borrowing rate was 5.0% under both IDB Notes.

On September 28, 2010, Delek executed an amended and restated note in favor of Delek Petroleum ("Petroleum Note") in the principal amount of $44.0 million, replacing a Delek Petroleum note in the original amount of $65.0 million. As of December 31, 2010, $44.0 million was outstanding under the Petroleum Note. The Petroleum Note contains the following provisions: (i) the payment of the principal and interest may be accelerated upon the occurrence and continuance of customary events of default under the note, (ii) Delek is responsible for the payment of any withholding taxes due on interest payments, (iii) the note is unsecured and contains no covenants, and (iv) the note may be repaid at the borrower's election in whole or in part at any time without penalty or premium. The Petroleum Note matures on January 1, 2012 and bears interest, payable on a quarterly basis, at 8.25% (excluding any applicable withholding taxes).

Restrictive Covenants

Under the terms of our MAPCO Revolver, Wells ABL, Fifth Third Revolver, Reliant Bank Revolver, Leumi Note and IDB Notes, we are required to comply with certain usual and customary financial and non-financial covenants. Further, although we are not required to comply with a fixed charge coverage ratio financial covenant under the Wells ABL during the year ended December 31, 2010, we may be required to comply with the covenant at times when the borrowing base excess availability is less than certain thresholds, as defined in the Wells ABL. We believe we were in compliance with all covenant requirements under each of our facilities as of December 31, 2010.

Certain of our credit facilities also contain limitations at subsidiary levels on the incurrence of additional indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. Specifically, these covenants may limit the payment, in the form of cash or other assets, of dividends or other distributions, or the repurchase of shares with respect to the equity of our subsidiaries. Additionally, our subsidiaries are limited in their ability to make investments, including extensions of loans or advances to, or acquisition of equity interests in, or guarantees of obligations of, any other entities.

Restricted Net Assets

Some of Delek's subsidiaries have restrictions in their respective credit facilities limiting their use of certain assets, as has been discussed above. The total amount of our subsidiaries' restricted net assets as of December 31, 2010 was $339.2 million.

Letters of Credit

As of December 31, 2010, Delek had letters of credit in place totaling approximately $157.0 million under certain of our credit facilities with various financial institutions securing obligations with respect to its workers' compensation self-insurance programs, as well as obligations with respect to its purchases of crude oil for the Tyler refinery segment and gasoline and diesel products for the marketing and retail segments. No amounts were outstanding under these facilities at December 31, 2010.

Interest-Rate Derivative Instruments

Delek had interest rate cap agreements in place totaling $60.0 million of notional principal amounts as of December 31, 2009. These agreements were intended to economically hedge floating rate debt related to our borrowings under the Senior Secured Credit Facility. However, as we have elected to not apply the permitted hedge accounting treatment, including formal hedge designation and documentation, in accordance with the provisions of ASC 815, the fair value of the derivatives is recorded in other non-current assets in the accompanying consolidated balance sheets with the offset recognized in earnings. The derivative instruments matured in July 2010. The estimated fair values of our interest rate derivatives as of December 31, 2009 were nominal.

In accordance with ASC 815 we recorded non-cash expense representing the change in estimated fair value of the interest rate cap agreements of nominal amounts for each of years ended December 31, 2010 and 2009.

While Delek has not elected to apply permitted hedge accounting treatment for these interest rate derivatives in accordance with the provisions of ASC 815 in the past, we may choose to elect that treatment in future transactions.

11. Stock-Based Compensation

2006 Long-Term Incentive Plan

The Delek US Holdings, Inc. 2006 Long-Term Incentive Plan, as amended (the "Plan"), allows Delek to grant stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards of up to 5,053,392 shares of Delek's common stock to certain directors, officers, employees, consultants and other individuals who perform services for Delek or its affiliates. Stock options and stock appreciation rights ("SARs") granted under the Plan are generally granted at market price or higher. The vesting of all outstanding awards is subject to continued service to Delek or its affiliates except that vesting of awards granted to two executive employees could, under certain circumstances, accelerate upon termination of their employment and the vesting of all outstanding awards could accelerate upon the occurrence of an Exchange Transaction (as defined in the Plan).

On May 13, 2009, we filed a Tender Offer statement that gave eligible employees and directors the ability to exchange outstanding options under the Plan with per share exercise prices ranging between $16.00 and $35.08, for new options under the Plan to purchase fewer shares of our common stock at a lower exercise price. This offer expired on June 10, 2009 and we accepted for exchange options to purchase an aggregate of 1,398,641 shares of our common stock, representing 84.28% of the 1,659,589 shares covered by eligible options. We granted replacement options to purchase 803,385 shares of common stock in exchange for the tendered options. The exercise price per share of each replacement option granted pursuant to the Offer was $9.17, the closing price of our common stock on the New York Stock Exchange on the grant date, June 10, 2009. This modification resulted in an additional $0.1 million in stock-based compensation expense, which will be recognized over the remaining terms of the original options granted. Prior to the Tender Offer, approximately 75% of grants under the Plan vested ratably over a period between three to five years and approximately 25% of the grants vested at the end of the fourth year. Following the Tender Offer, we expect that most new awards granted under the Plan will vest ratably over a period of four years.

In the second quarter of 2010, Delek's Board of Directors and its Incentive Plan Committee began using stock-settled SARs, rather than stock options, as the primary form of appreciation award under the Plan.

Employment Agreements

Following the expiration of its prior employment agreement with its President and Chief Executive Officer, Mr. Yemin (the "Prior Yemin Agreement") Delek entered into a new employment agreement with Mr. Yemin on September 25, 2009 (the "Current Yemin Agreement") that contains a deferred compensation element. Under the terms of the Current Yemin Agreement, Mr. Yemin was granted 1,850,040 SARs (the "Yemin SARs") under the Plan on September 30, 2009. The Yemin SARs vest over a period of approximately four years. 640,440 of the Yemin SARs are subject to a base price of $8.57 per share (the fair market value at the date of grant), 246,400 Yemin SARs each are subject to base prices of $12.40, $13.20, $14.00, and $14.80 per share and the remaining 224,000 Yemin SARs are subject to a base price of $15.60 per share. The Yemin SARs will expire upon the earlier of the first anniversary of Mr. Yemin's termination of employment or October 31, 2014 (the first anniversary of the expiration of the Current Yemin Agreement). The Yemin SARs may be settled in shares of common stock or cash at Delek's sole discretion.

The Prior Yemin Agreement commenced on May 1, 2004 and also contained a deferred compensation element. Pursuant to the Prior Yemin Agreement, Mr. Yemin was granted share purchase rights that, upon completion of an initial public offering of Delek's common stock, permitted him to purchase, subject to certain vesting requirements, 1,969,493 shares at an exercise price of $2.03.

Upon completion of Delek's initial public offering of common stock in May 2006, Mr. Yemin was immediately vested in 787,797 of these shares. During the remainder of 2006, Mr. Yemin vested in an additional 262,599 shares and in the years ended December 31, 2007, 2008 and 2009, he vested in an additional 393,900, 394,688 and 130,509 shares, respectively. Mr. Yemin made two cashless exercises and immediate sales of these shares. In December 2006, he sold 250,000 shares and in August 2007, he sold 400,000 shares. On February 21, 2010, Mr. Yemin exercised the remaining 1,319,493 share purchase rights in connection with a net share settlement. As a result, 638,909 shares of common stock were issued to him and 680,584 shares of common stock were withheld as a partial cashless exercise and to pay withholding taxes.

Option and SAR Assumptions

The table below provides the assumptions used in estimating the fair values of our outstanding stock options and SARs. For all awards granted, we calculated volatility using historical volatility and implied volatility of a peer group of public companies using weekly stock prices.

	2010 Grants (Graded Vesting) 4 Years	2009 Grants (Graded Vesting) 3-4 Years	2009 Grants (Cliff Vesting) 4 Years	2009 Grants (SARs) 4 Years	2008 Grants (Graded Vesting) 3-5 Years
Expected Volatility	33.01-60.88%	34.73%-37.78%	35.31%-37.22%	35.39%	33.80%-38.95%
Dividend Yield	1.00%	1.00%	1.00%	—	1.00%
Expected Term	6.25 years	6.0-6.25 years	7.0 years	N/A	7.0 years
Risk Free Rate	0.06%-3.33%	0.06%-3.53%	0.06%-3.53%	0.06%-3.31%	0.11%-3.99%
Fair Value	$3.51	$2.85	$0.98	$2.51	$2.48

	2008 Grants (Cliff Vesting) 4 Years	2007 Grants (Graded Vesting) 3-5 Years	2007 Grants (Cliff Vesting) 4 Years	2006 Grants (Graded Vesting) 3-5 Years	2006 Grants (Cliff Vesting) 4 Years
Expected Volatility	33.56%-38.19%	31.12%-33.12%	31.20%-32.98%	31.44%-31.96%	31.46%-31.91%
Dividend Yield	1.00%	1.00%	1.00%	1.00%	1.00%
Expected Term	6.0-6.5 years	6.0 years	7.0 years	6.0-6.5 years	7.0 years
Risk Free Rate	0.11%-3.99%	3.05%-4.15%	3.05%-4.15%	4.74%-5.02%	4.50%-5.03%
Fair Value	$2.01	$7.83	$6.22	$5.91	$4.87

Stock Option and SAR Activity

The following table summarizes the stock option and SAR activity for Delek for the years ended December 31, 2010, 2009 and 2008:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Term	Aggregate Intrinsic Value
			(Years)	(In millions)
Options outstanding, December 31, 2007	3,077,578	$11.93		
Granted	357,300	$17.64		
Forfeited	(302,162)	$19.43		
Options outstanding, December 31, 2008	3,132,716	$11.86		
Granted	1,447,285	$ 8.98		
Exchanged	(1,398,641)	$19.35		
Forfeited	(211,860)	$17.60		
Options outstanding, December 31, 2009	2,969,500	$ 6.52		
Granted	459,400	$ 7.36		
Exercised	(1,319,493)	$ 2.03		
Forfeited	(240,639)	$ 9.77		
Options/SARs outstanding, December 31, 2010	1,868,768	$ 9.48	7.5	$0.1
Vested options exercisable, December 31, 2010	21,500	$ 6.23	9.1	$—

The aggregate intrinsic value, which represents the difference between the underlying stock's market price and the award's exercise price, of the options exercised during the year ended December 31, 2010 was $7.2 million. The options were exercised as a net share settlement. As a result, 638,909 shares of common stock were issued and 680,584 shares were withheld as a partial cashless exercise and to pay withholding taxes. Delek paid approximately $2.5 million of taxes in connection with the settlement of these options. There were no options or SARs exercised during the years ended December 31, 2009 or 2008. We issue new shares of common stock upon exercise of stock options and SARs.

Yemin SARs

The fair value of Yemin SARs is determined using a Monte-Carlo simulation model, based on the assumptions disclosed in the table above. There were no additional Yemin SARs granted during the year ended December 31, 2010. The weighted average grant date fair value of the 1,850,040 Yemin SARs granted during the year ended December 31, 2009 was $2.51. The weighted average exercise price of the Yemin SARs granted during the year ended December 31, 2009 was $12.10. There were no Yemin SARs exercised, vested or forfeited during the year ended December 31, 2010 or 2009.

Restricted Stock Units

The fair value of restricted stock units ("RSUs") is determined based on the closing price of Delek's common stock on grant date. The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2010 was $7.84.

The following table summarizes the RSU activity for Delek for the years ended December 31, 2010, 2009 and 2008:

	Number of RSUs	Weighted-Average Grant Price
Non-vested RSUs, December 31, 2007	62,375	$16.12
Granted	4,500	$11.28
Vested	(15,500)	$15.76
Forfeited	(2,500)	$15.15
Non-vested RSUs, December 31, 2008	48,875	$15.84
Granted	109,500	$ 8.94
Vested	(18,500)	$15.42
Forfeited	(3,250)	$15.15
Non-vested RSUs, December 31, 2009	136,625	$10.38
Granted	36,500	$ 7.84
Vested	(64,125)	$11.21
Non-vested RSUs, December 31, 2010	109,000	$ 9.04

Compensation Expense Related to Equity-based Awards

Compensation expense for the equity-based awards amounted to $3.1 million ($2.0 million, net of taxes), $4.0 million ($2.7 million, net of taxes) and $3.7 million ($2.4 million, net of taxes) for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations. There was no income tax benefit for share based arrangements for the year ended December 31, 2010 and a nominal income tax benefit for the years ended December 31, 2009 and 2008.

As of December 31, 2010, there was $3.3 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.2 years.

12. Segment Data

We report our operating results in three reportable segments: refining, marketing and retail. Decisions concerning the allocation of resources and assessment of operating performance are made based on this segmentation. Management measures the operating performance of each of its reportable segments based on the segment contribution margin.

Segment contribution margin is defined as net sales less cost of sales and operating expenses, excluding depreciation and amortization. Operations which are not specifically included in the reportable segments are included in the corporate and other category, which primarily consists of operating expenses, depreciation and amortization expense, and interest income and expense associated with corporate headquarters.

The refining segment processes crude oil that is transported through our crude oil pipeline and an unrelated third-party pipeline. The Tyler refinery processes the crude and other purchased feedstocks for the manufacture of transportation motor fuels including various grades of gasoline, diesel fuel, aviation fuel and other petroleum-based products that are distributed through its product terminal located at the Tyler refinery.

Our marketing segment sells refined products on a wholesale basis in west Texas through company-owned and third-party operated terminals. This segment also provides marketing services to the Tyler refinery.

In order to more appropriately align business activities, certain pipeline assets which had been held and managed by the refining segment were sold to the marketing segment on March 31, 2009. These assets and their earnings streams are now reflected in the activities of the marketing segment.

Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of company-operated retail fuel and convenience stores throughout the southeastern United States. As of December 31, 2010, we had 412 stores in total consisting of, 221 located in Tennessee, 88 in Alabama, 77 in Georgia, 11 in Arkansas and 9 in Virginia. The remaining 6 stores are located in Kentucky, Louisiana and Mississippi. The retail fuel and convenience stores operate under Delek's brand names MAPCO Express®, MAPCO Mart®, Discount Food Mart™, Fast Food and Fuel™, Favorite Markets® and East Coast® brands. The retail segment also supplies fuel to approximately 57 dealer locations as of December 31, 2010. In the retail segment, management reviews operating results on a divisional basis, where a division represents a specific geographic market. These divisional operating segments exhibit similar economic characteristics, provide the same products and services, and operate in such a manner such that aggregation of these operations is appropriate for segment presentation.

Our refining business has a services agreement with our marketing segment, which among other things, required it to pay service fees based on the number of gallons sold at the Tyler refinery and a sharing of a portion of the marketing margin achieved in return for providing marketing, sales and customer services. This intercompany transaction fee was $10.6 million, $11.0 million and $13.8 million in the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, in April 2009, the refining segment began paying crude transportation and storage fees to the marketing segment, relating to the utilization of certain crude pipeline assets. These fees were $9.5 million and $6.6 million, respectively, during the years ended December 31, 2010 and 2009. During the years ended December 31, 2010 and 2009, refining sold finished product to marketing in the amounts of $15.6 million and $5.4 million, respectively. There were no such sales during the years ended December 31, 2008. All inter-segment transactions have been eliminated in consolidation.

The following is a summary of business segment operating performance as measured by contribution margin for the period indicated (in millions):

	As of and for the Year Ended December 31, 2010				
	Refining	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
			(In millions)		
Net sales (excluding intercompany marketing fees and sales)	$1,678.2	$1,592.3	$484.3	$ 0.8	$3,755.6
Intercompany marketing fees and sales	5.0	—	20.1	(25.1)	—
Operating costs and expenses:					
Cost of goods sold	1,546.8	1,405.2	476.7	(15.8)	3,412.9
Operating expenses	101.4	134.7	2.9	(9.5)	229.5
Insurance proceeds — business interruption	(12.8)	—	—	—	(12.8)
Property damage proceeds, net	(4.0)	—	—	—	(4.0)
Segment contribution margin	$ 51.8	$ 52.4	$ 24.8	$ 1.0	130.0
General and administrative expenses					59.0
Depreciation and amortization					61.1
Loss on disposal of assets					0.7
Operating income					$ 9.2
Total assets	$ 545.1	$ 420.6	$ 65.2	$113.7	$1,144.6
Capital spending (excluding business combinations)	$ 42.3	$ 14.4	$ —	$ 0.1	$ 56.8

Delek US Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

	As of and for the Year Ended December 31, 2009				
	Refining	Retail	Marketing	Corporate, Other and Eliminations	Consolidated
	(In millions)				
Net sales (excluding intercompany marketing fees and sales)	$887.7	$1,421.5	$356.8	$ 0.7	$2,666.7
Intercompany marketing fees and sales	(5.6)	—	17.6	(12.0)	—
Operating costs and expenses:					
Cost of goods sold	809.6	1,240.8	349.5	(5.8)	2,394.1
Operating expenses	85.9	138.5	1.2	(6.6)	219.0
Impairment of goodwill	—	7.0	—	—	7.0
Insurance proceeds — business interruption	(64.1)	—	—	—	(64.1)
Property damage proceeds, net	(40.3)	—	—	—	(40.3)
Segment contribution margin	$ 91.0	$ 35.2	$ 23.7	$ 1.1	151.0
General and administrative expenses					64.3
Depreciation and amortization					52.4
Loss on disposal of assets					2.9
Operating income					$ 31.4
Total assets	$573.8	$ 430.0	$ 62.3	$156.9	$1,223.0
Capital spending (excluding business combinations)	$155.1	$ 14.3	$ 0.5	$ 0.1	$ 170.0

	As of and for the Year Ended December 31, 2008				
	Refining	Retail(1)	Marketing	Corporate, Other and Eliminations	Consolidated
	(In millions)				
Net sales (excluding intercompany marketing fees and sales)	$2,105.6	$1,885.7	$731.7	$ 0.7	$4,723.7
Intercompany marketing fees and sales	(13.8)	—	13.8	—	—
Operating costs and expenses:					
Cost of goods sold	1,921.3	1,673.4	721.2	(7.8)	4,308.1
Operating expenses	96.9	142.9	1.0	—	240.8
Impairment of goodwill	—	11.2	—	—	11.2
Segment contribution margin	$ 73.6	$ 58.2	$ 23.3	$ 8.5	163.6
General and administrative expenses					57.0
Depreciation and amortization					41.3
Gain on sales of assets					(6.8)
Operating income					$ 72.1
Total assets	$ 348.4	$ 464.8	$ 55.3	$148.7	$1,017.2
Capital spending (excluding business combinations)	$ 82.9	$ 18.6	$ 0.9	$ —	$ 102.4

(1) Retail operating results for 2008 have been restated to reflect the reclassification of the remaining nine Virginia stores back to normal operations.

13. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. We elected to implement this statement with the one-year deferral permitted by ASC 820 for non-financial assets and non-financial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). The deferral applies to non-financial assets and liabilities measured at fair value in a business combination; impaired properties, plant and equipment; intangible assets and goodwill; and initial recognition of asset retirement obligations and restructuring costs for which we use fair value. We adopted ASC 820 for non-financial assets and non-financial liabilities measured at fair value effective January 1, 2009. This adoption did not impact our consolidated financial statements.

ASC 820 applies to our interest rate and commodity derivatives that are measured at fair value on a recurring basis. The standard also requires that we assess the impact of nonperformance risk on our derivatives. Nonperformance risk is not considered material at this time.

ASC 820 requires disclosures that categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.

We value our available for sale investments using unadjusted closing prices provided by the NYSE as of the balance sheet date, and these would be classified as Level 1 in the fair value hierarchy. OTC commodity swaps, physical commodity purchase and sale contracts and interest rate swaps are generally valued using industry-standard models that consider various assumptions, including quoted forward prices for interest rates, time value, volatility factors and contractual prices for the underlying instruments, as well as other relevant economic measures. The degree to which these inputs are observable in the forward markets determines the classification as Level 2 or 3. Our contracts are valued using quotations provided by brokers based on exchange pricing and/or price index developers such as PLATTS or ARGUS. These are classified as Level 2.

The fair value hierarchy for our financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2010 was (in millions):

	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Liabilities				
Commodity derivatives	—	(1.4)	—	(1.4)

The derivative values above are based on analysis of each contract as the fundamental unit of account as required by ASC 820. Derivative assets and liabilities with the same counterparty are not netted, where the legal right of offset exists. This differs from the presentation in the financial statements which reflects our policy under the guidance of ASC 815-10-45, wherein we have elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty. As of December 31, 2010, $0.7 million of net derivative positions are included in other current liabilities on the accompanying consolidated balance sheets. As of December 31, 2009, $26.9 million of net derivative positions are included in other current assets on the accompanying consolidated balance sheets. As of December 31, 2010, $0.7 million of cash collateral is held by counterparty brokerage firms. These amounts have been netted with the net derivative positions with each counterparty.

14. Derivative Instruments

From time to time, Delek enters into swaps, forwards, futures and option contracts for the following purposes:

- To limit the exposure to price fluctuations for physical purchases and sales of crude oil and finished products in the normal course of business; and
- To limit the exposure to floating-rate fluctuations on current borrowings.

We use derivatives to reduce normal operating and market risks with a primary objective in derivative instrument use being the reduction of the impact of market price volatility on our results of operations. The following discussion provides additional details regarding the types of derivative contracts held during the years ended December 31, 2010, 2009 and 2008.

Swaps

In December 2007, in conjunction with providing E-10 products in our retail markets, we entered into a series of OTC swaps based on the futures price of ethanol as quoted on the Chicago Board of Trade, which fixed the purchase price of ethanol for a predetermined number of gallons at future dates from April 2008 through December 2009. We also entered into a series of OTC swaps based on the future price of unleaded gasoline as quoted on the NYMEX, which fixed the sales price of unleaded gasoline for a predetermined number of gallons at future dates from April 2008 through December 2009. There were no gains or losses recognized on these swaps during the years ended December 31, 2010 or 2009. Delek recognized gains of $4.9 million during the year ended December 31, 2008, which were included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. There were no unrealized gains held on the accompanying consolidated balance sheets as of December 31, 2010. As of December 31, 2009, total unrealized gains of $0.3 million were held as other current assets on the accompanying consolidated balance sheets.

In March 2008, we entered into a series of OTC swaps based on the future price of West Texas Intermediate Crude ("WTI") as quoted on the NYMEX which fixed the purchase price of WTI for a predetermined number of barrels at future dates from July 2008 through December 2009. We also entered into a series of OTC swaps based on the future price of Ultra Low Sulfur Diesel ("ULSD") as quoted on the Gulf Coast ULSD PLATTS which fixed the sales price of ULSD for a predetermined number of gallons at future dates from July 2008 through December 2009.

In accordance with ASC 815, the WTI and ULSD swaps were designated as cash flow hedges with the change in fair value recorded in other comprehensive income. However, as of November 20, 2008, due to the suspension of operations at the Tyler refinery, the cash flow designation was removed because the probability of occurrence of the hedged forecasted transactions for the period of the shutdown became remote. All changes in the fair value of these swaps subsequent to November 20, 2008 have been recognized in the statement of operations. There were no gains or losses recognized on these swaps during the year ended December 31, 2010. For the years ended December 31, 2009 and 2008, we recognized gains of $9.6 million and $13.8 million, respectively, which are included as an adjustment to cost of goods sold in the consolidated statement of operations as a result of the discontinuation of these cash flow hedges. For the year ended December 31, 2008, Delek recorded unrealized losses as a component of other comprehensive income of $0.9 million ($0.6 million, net of deferred taxes) related to the change in the fair value of these swaps. The fair value of these contracts in accumulated other comprehensive income was recognized in income as the positions were closed and the hedged transactions were recognized in income. There were no unrealized gains or losses remaining in accumulated other comprehensive income as of December 31, 2010 or 2009. There were no unrealized gains held on the accompanying consolidated balance sheets as of December 31, 2010. As of December 31, 2009 total unrealized gains of $2.0 million were held as other current assets on the accompanying consolidated balance sheets.

Forward Fuel Contracts

From time to time, Delek enters into forward fuel contracts with major financial institutions that fix the purchase price of finished grade fuel for a predetermined number of units at a future date and have fulfillment terms of less than 90 days. Delek recognized gains (losses) of $0.6 million, $(2.1) million and $5.7 million, respectively, during the years ended December 31, 2010, 2009 and 2008 which are included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. There were no unrealized gains or losses held on the balance sheet as of December 31, 2010. As of December 31, 2009, total unrealized gains of $0.1 million were held as other current assets on the accompanying consolidated balance sheets.

Options

In the first quarter of 2008, Delek entered into a put option with a major financial institution that fixes the sales price of crude oil for a predetermined number of units, which settled in December 2008. Delek recorded a realized gain of $2.8 million during the year ended December 31, 2008, which is included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. There were no option contracts outstanding during the years ended December 31, 2010 or 2009.

Futures Contracts

From time to time, Delek enters into futures contracts with major financial institutions that fix the purchase price of crude oil and the sales price of finished grade fuel for a predetermined number of units at a future date and have fulfillment terms of less than 180 days. Delek recognized gains (losses) of $4.2 million, $(0.5) million and $14.3 million, respectively, during the years ended December 31, 2010, 2009 and 2008, which are included as an adjustment to cost of goods sold in the accompanying consolidated statements of operations. As of December 31, 2010, total unrealized losses of $1.4 million were held as other current liabilities on the accompanying consolidated balance sheets. There were no futures contracts outstanding as of December 31, 2009.

From time to time, Delek also enters into futures contracts with fuel supply vendors that secure supply of product to be purchased for use in the normal course of business at our refining and retail segments. These contracts are priced based on an index that is clearly and closely related to the product being purchased, contain no net settlement provisions and typically qualify under the normal purchase exemption from derivative accounting treatment under ASC 815.

Due to the suspension of operations at the Tyler refinery in November 2008, Delek was unable to take delivery under the refining contracts covering the period of the Tyler refinery shutdown and settled these contracts net with the vendors, even though no net settlement provisions exist. Therefore, Delek discontinued the normal purchase exemption under ASC 815 for the refining contracts covering the periods from January 2009 through April 2009. Delek has recognized losses of $2.0 million relating to the market value of these contracts for the year ended December 31, 2009. There were no futures contracts recorded at fair value under ASC 815 during the years ended December 31, 2010 or 2008. There were no outstanding contracts as of December 31, 2010 or 2009.

Interest Rate Instruments

From time to time, Delek enters into interest rate swap and cap agreements that are intended to economically hedge floating rate debt related to our current borrowings. These interest rate derivative instruments are discussed in conjunction with our long term debt in Note 10.

15. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of Delek's deferred tax assets and liabilities, reported separately in the accompanying consolidated financial statements, as of December 31, 2010 and 2009 are as follows (in millions):

	December 31,	
	2010	2009
Current Deferred Taxes:		
Self-insurance accruals	$ 2.8	$ 2.7
Other accrued reserves	0.3	(0.2)
Valuation allowance	(0.5)	—
Total current deferred tax assets	2.6	2.5
Non-current Deferred Taxes:		
Depreciation and amortization	(122.7)	(104.9)
Net operating loss carryforwards	23.1	2.5
Straight-line lease expense	1.7	1.7
ASC 718 stock compensation	4.9	4.4
ASC 815 derivatives	0.5	0.1
Minority investment	27.0	3.4
ARO liability	1.3	1.2
Deferred revenues	(17.9)	(17.7)
Environmental reserves	1.2	1.1
Tax credit carryforwards	4.9	0.6
Other	0.5	—
Valuation allowance	(30.4)	(2.9)
Total non-current deferred tax liabilities	(105.9)	(110.5)
Total net deferred tax liabilities	$(103.3)	$(108.0)

The total current deferred tax assets and liabilities, excluding the valuation allowance, are $3.5 million and $(0.4) million, respectively, as of December 31, 2010 and $3.0 million and $(0.5) million, respectively, as of

December 31, 2009. The total non-current deferred tax assets and liabilities, excluding the valuation allowance, are $65.1 million and $(140.6) million, respectively, as of December 31, 2010 and $15.0 million and $(122.6) million, respectively as of December 31, 2009.

The difference between the actual income tax expense and the tax expense computed by applying the statutory federal income tax rate to income from continuing operations is attributable to the following (in millions):

	Year Ended December 31,		
	2010	2009	2008
Provision for federal income taxes at statutory rate	$(29.7)	$ 1.9	$15.1
State income taxes, net of federal tax provision	0.5	1.1	1.9
Credits	(0.2)	(0.6)	(0.3)
Goodwill impairment	—	0.6	2.8
Valuation allowance	24.2	—	—
Other items	0.2	0.1	(0.9)
Income tax (benefit) expense	$ (5.0)	$ 3.1	$18.6

Income tax (benefit) expense from continuing operations is as follows (in millions):

	Year Ended December 31,		
	2010	2009	2008
Current	$(0.3)	$(35.6)	$ 7.5
Deferred	(4.7)	38.7	11.1
	$(5.0)	$ 3.1	$18.6

Deferred income tax expense above is reflective of the changes in deferred tax assets and liabilities during the current period.

During the year ended December 31, 2010, Delek recorded an increase to the Valuation Allowance in the amount of $28.0 million. We carry valuation allowances against certain state net operating losses, which may not be recoverable with future taxable income. Additionally, the impairment of the Lion Oil investment generated a deferred tax asset. This loss, if realized, would be a capital loss for tax purposes, limiting its use to offsetting future capital gains. Absent a foreseeable capital gain strategy we have placed a valuation allowance against the deferred tax asset.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods, for which the deferred tax assets are deductible, management believes it is more likely than not Delek will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Subsequently recognized tax benefit or expense relating to the valuation allowance for deferred tax assets will be reported as an income tax benefit or expense in the consolidated statement of operations.

At December 31, 2010, Delek has a federal net operating loss carryforward of $61.2 million, of which $6.2 million originated from the exercise of nonqualified stock options. Delek continues to carry $4.9 million of federal tax credit carryforwards. The federal net operating loss carryforwards begin to expire in 2031 and the federal tax credits begin to expire in 2028. State net operating loss carryforwards at December 31, 2010, totaled

$106.8 million which were subject to a full valuation allowance and which include $15.7 million related to non-qualified stock option deductions. Delek has $1.2 million of state net operating losses that are set to expire between 2011 and 2012. Remaining net operating losses will begin expiring in 2015-2030. To the extent net operating loss carryforwards, when realized, relate to non-qualified stock option deductions, the resulting benefits will be credited to stockholders' equity.

Delek files a consolidated U.S. federal income tax return, as well as income tax returns in various state jurisdictions. Delek is no longer subject to U.S. federal income tax examinations by tax authorities for years through 2004. The Internal Revenue Service has examined Delek's income tax returns through the tax year ending 2006. Delek carried back the 2009 federal tax net operating loss to the 2005 and 2006 tax years, thus reopening those years for examination up to the amount of the refund claimed. The Internal Revenue Service is currently examining Delek's 2009 carryback claim.

ASC 740 provides a recognition threshold and guidance for measurement of income tax positions taken or expected to be taken on a tax return. ASC 740 requires the elimination of the income tax benefits associated with any income tax position where it is not "more likely than not" that the position would be sustained upon examination by the taxing authorities. During the year ending December 31, 2010 an additional $0.2 million of unrecognized tax benefits were recorded, while a nominal amount of unrecognized tax benefits were settled.

Increases and decreases to the beginning balance of unrecognized tax benefits during the year ended December 31, 2010 were as follows:

	Federal Unrecognized Benefit	State Unrecognized Benefit	Total
Beginning of period unrecognized benefit	$0.1	$0.3	$0.4
Net increase from current period tax positions	—	0.2	0.2
Decreases related to settlements of tax positions	—	—	—
End of period unrecognized benefits	$0.1	$0.5	$0.6

The amount of the unrecognized benefit above that if recognized would change the effective tax rate is $0.6 million.

Delek recognizes accrued interest and penalties related to unrecognized tax benefits as an adjustment to the current provision for income taxes. A nominal amount of interest was recognized related to unrecognized tax benefits during the year ended December 31, 2010, 2009 and 2008.

Uncertain tax positions have been examined by Delek for any material changes in the next 12 months and none are expected.

16. Commitments and Contingencies

Litigation

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including, environmental claims and employee related matters. In addition, certain private parties who claim they were adversely affected by the November 2008 incident at our Tyler refinery have commenced litigation against us. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

Self-insurance

Delek is self-insured for employee medical claims up to $0.1 million per employee per year.

Delek is self-insured for workers' compensation claims up to $1.0 million on a per accident basis. We self-insure for general liability claims up to $4.0 million on a per occurrence basis. We self-insure for auto liability up to $4.0 million on a per accident basis.

We have umbrella liability insurance available to each of our segments in an amount determined reasonable by management.

Environmental Health and Safety

Delek is subject to various federal, state and local environmental and safety laws enforced by agencies including the EPA, the U.S. Department of Transportation ("DOT") / Pipeline and Hazardous Materials Safety Administration ("PHMSA"), OSHA, the Texas Commission on Environmental Quality ("TCEQ"), the Texas Railroad Commission ("TRRC") and the Tennessee Department of Environment and Conservation ("TDEC") as well as numerous other state and federal agencies. These laws raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. While it is often difficult to quantify future environmental or safety related expenditures, Delek anticipates that continuing capital investments will be required for the foreseeable future to comply with existing and new regulations.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of the Tyler refinery's ordinary operations, waste is generated, some of which falls within the statutory definition of a "hazardous substance" and some of which may have been disposed of at sites that may require cleanup under Superfund. At this time, we have not been named as a potentially responsible party at any Superfund sites and under the terms of the Tyler refinery purchase agreement, we did not assume any liability for wastes disposed of at third party owned treatment, storage or disposal sites prior to our ownership.

We have recorded a liability of approximately $4.3 million as of December 31, 2010 primarily related to the probable estimated costs of remediating or otherwise addressing certain environmental issues of a non-capital nature at the Tyler refinery. This liability includes estimated costs for on-going investigation and remediation efforts for known contamination of soil and groundwater which were already being performed by the former owner, as well as estimated costs for additional issues which have been identified subsequent to the purchase. Approximately $1.5 million of the liability is expected to be expended over the next 12 months with the remaining balance of $2.8 million expendable by 2022.

In late 2004, the prior refinery owner began discussions with the United States Environmental Protection Agency ("EPA") Region 6 and the United States Department of Justice ("DOJ") regarding certain Clean Air Act ("CAA") requirements at the Tyler refinery. Under the agreement by which we purchased the Tyler refinery, we agreed to be responsible for all cost of compliance under the settlement. A consent decree was entered by the Court and became effective on September 23, 2009. The consent decree does not allege any violations by Delek subsequent to the purchase of the Tyler refinery and the prior owner was responsible for payment of the assessed penalty. The capital projects required by the consent decree have been completed including a new electrical substation to increase operational reliability and additional sulfur removal capacity to address upsets. In addition, the consent decree requires certain on-going operational changes. We believe any costs resulting from these changes will not have a material adverse effect upon our business, financial condition or operations.

In October 2007, the TCEQ approved an Agreed Order that resolved alleged violations of certain air rules that had continued after the Tyler refinery was acquired. The Agreed Order required the Tyler refinery to pay a penalty and fund a Supplemental Environmental Project for which we had previously reserved adequate amounts. In addition, the Tyler refinery was required to implement certain corrective measures, which the company completed as specified in Agreed Order Docket No. 2006-1433-AIR-E, with one exception that was completed in 2010.

The EPA has issued final rules for gasoline formulation that required the reduction of average benzene content by January 1, 2011 and will require the reduction of maximum annual average benzene content by July 1, 2012. We completed a project to reduce gasoline benzene levels in the fourth quarter 2010. However, it may be necessary for us to purchase credits to comply with these content requirements and there can be no assurance that such credits will be available or that we will be able to purchase available credits at reasonable prices.

Various legislative and regulatory measures to address climate change and greenhouse gas ("GHG") emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. They include proposed and newly enacted federal regulation and state actions to develop statewide, regional or nationwide programs designed to control and reduce GHG emissions from fixed sources, such as the Tyler refinery, as well as mobile transportation sources. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that have been or may be adopted to restrict or reduce GHG emissions will likely require us to incur increased operating costs. If we are unable to maintain sales of our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. Further, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

Beginning with the 2010 calendar year, EPA rules require us to report GHG emissions from our refinery operations and consumer use of products produced at the Tyler refinery on an annual basis. While the cost of compliance with the rule is not material, data gathered under the rule may be used in the future to support additional regulation of GHGs. Beginning in January 2011, the EPA will begin regulating GHG emissions from refineries and other major sources through the Prevention of Significant Deterioration ("PSD") and Federal Operating Permit (Title V) programs. While these rules do not impose any limits or controls on GHG emissions from current operations, emission increases from future projects or operational changes, such as capacity increases, may be impacted and required to meet emission limits or technological requirements such as Best Available Control Technologies. EPA has announced their intent for further regulation of refinery GHG emissions through New Source Performance Standards ("NSPS") to be finalized in late 2011 or 2012. GHG regulation could also impact the consumption of refined products, thereby affecting our refinery operations.

In 2010, the EPA and the Department of Transportation's National Highway Traffic Safety Administration ("NHTSA") finalized new standards, raising the required Corporate Average Fuel Economy ("CAFE") of the nation's passenger fleet by 40% to approximately 35 mpg by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. Later in the year, EPA and the Department of Transportation also announced their intention to propose first-time standards for fuel economy of medium and heavy duty trucks in 2011, as well as further increases in the CAFE standard for passenger vehicles after 2016. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed above, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at the Tyler refinery, as well as at our convenience stores.

The Energy Policy Act of 2005 requires increasing amounts of renewable fuel to be incorporated into the gasoline pool through 2012. Under final rules implementing this Act (the Renewable Fuel Standard), the Tyler refinery is classified as a small refinery exempt from renewable fuel standards through 2010. The Energy Independence and Security Act of 2007 ("EISA") increased the amounts of renewable fuel required by the Energy Policy Act of 2005. A rule finalized by EPA to implement EISA (referred to as the "Renewable Fuel Standard — 2", or "RFS 2") requires that we blend increasing amounts of biofuels with our refined products beginning with approximately 7.75% of our combined gasoline and diesel volume in 2011 and escalating to approximately 18% in

2022. The rule could cause decreased crude runs in future years and materially affect profitability unless fuel demand rises at a comparable rate or other outlets are found for the displaced products. Although temporarily exempt from these rules, the Tyler refinery began supplying an E-10 gasoline-ethanol blend in January 2008. Because our exemption from RFS 2 terminated at the end of 2010, we are implementing projects that will allow us to blend increasing amounts of ethanol and biodiesel into our fuels beginning in 2011.

In June 2007, OSHA announced that, under a National Emphasis Program ("NEP I") addressing workplace hazards at petroleum refineries, it would conduct inspections of process safety management programs at approximately 80 refineries nationwide. OSHA conducted an NEP I inspection at our Tyler, Texas refinery between February and August of 2008 and issued citations assessing an aggregate penalty of less than $0.1 million. We are contesting the NEP I citations. Between November 2008 and May 2009, OSHA conducted another inspection at our Tyler refinery as a result of the explosion and fire that occurred there and issued citations assessing an aggregate penalty of approximately $0.2 million. We are also contesting these citations and do not believe that the outcome of any pending OSHA citations (whether alone or in the aggregate) will have a material adverse effect on our business, financial condition or results of operations.

In addition to OSHA, the CSB and the EPA requested information pertaining to the November 2008 incident. The EPA is currently conducting an investigation under Section 114 of the Clean Air Act pertaining to our compliance with the chemical accident prevention standards of the Clean Air Act.

Vendor Commitments

Delek maintains an agreement with a significant vendor that requires the purchase of certain general merchandise exclusively from this vendor over a specified period of time. Additionally, we maintain agreements with certain fuel suppliers which contain terms which generally require the purchase of predetermined quantities of third-party branded fuel for a specified period of time. In certain fuel vendor contracts, penalty provisions exist if minimum quantities are not met.

Letters of Credit

As of December 31, 2010, Delek had in place letters of credit totaling approximately $157.0 million with various financial institutions securing obligations with respect to its workers' compensation self-insurance programs, as well as purchases of crude oil for the Tyler refinery, gasoline and diesel for the marketing segment and fuel for our retail fuel and convenience stores. No amounts were outstanding under these facilities at December 31, 2010.

Operating Leases

Delek leases land, buildings, equipment and corporate office space under agreements expiring at various dates through 2032 after considering available renewal options. Many of these leases contain renewal options and require Delek to pay executory costs (such as property taxes, maintenance, and insurance). Lease expense for all operating leases for the years ended December 31, 2010, 2009 and 2008 totaled $16.4 million, $16.9 million, and $14.7 million, respectively.

The following is an estimate of our future minimum lease payments for operating leases having remaining noncancelable terms in excess of one year as of December 31, 2010 (in millions):

2011	$ 15.2
2012	13.6
2013	12.3
2014	10.7
2015	10.2
Thereafter	66.7
Total future minimum rentals	$128.7

17. Employees

Workforce

A portion of our workforce in the refining segment is represented by the United Steel, Paper and Forestry, Rubber Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202. As of December 31, 2010 and 2009, respectively, 150 and 149 operations and maintenance hourly employees and 40 and 39 truck drivers, at the Tyler refinery were represented by the union and covered by collective bargaining agreements which run through January 31, 2012. None of our employees in our marketing or retail segments or in our corporate office are represented by a union. We consider our relations with our employees to be satisfactory.

401(k) Plan

We sponsor a voluntary 401(k) Employee Retirement Savings Plan for eligible employees administered by Fidelity Management Trust Company. Employees must be at least 21 years of age and have 60 days of service to be eligible to participate in the plan. Employee contributions are matched on a fully-vested basis by us up to a maximum of 6% of eligible compensation. Eligibility for the company matching contribution begins on the first of the month following one year of employment. For the years ended December 31, 2010, 2009 and 2008, the 401(k) expense recognized was $1.7 million, $1.7 million, and $1.6 million respectively.

18. Related Party Transactions

At December 31, 2010, Delek Group Ltd. beneficially owned approximately 73.0% of our outstanding common stock. As a result, Delek Group Ltd. and its controlling shareholder, Mr. Sharon ("Tshuva"), will continue to control the election of our directors, influence our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

In September 2009, we borrowed $65.0 million from Delek Petroleum under the terms of an unsecured term promissory note (the "Original Note"). We prepaid $21.0 million of principal due on the Original Note in July 2010. On September 28, 2010, we executed an amended and restated term promissory note with Delek Petroleum in the principal amount of $44.0 million (the "Amended Note"). The Amended Note extends the maturity of the debt from October 1, 2010 until January 1, 2012 and reduces the rate of interest from 8.50% (net of withholding taxes) to 8.25% (net of withholding taxes). As under the Original Note, we are responsible for the payment of any withholding taxes due on interest payments under the Amended Note and the payment of principal and interest may be accelerated upon the occurrence and continuance of customary events of default. The Original and Amended Notes were approved by our Audit Committee on September 25, 2009 and September 16, 2010, respectively, in accordance with our policies for related party transactions.

On January 12, 2006, we entered into a consulting agreement with Charles H. Green, the father of one of our named executive officers, Frederec Green. Under the terms of the agreement, Charles Green provides assistance and guidance, primarily in the area of electrical reliability, at our Tyler refinery, and is paid $100 per hour for services rendered. We paid a nominal amount for these services for during the years ended December 31, 2010 and 2009 and $0.1 million during the year ended 2008.

Effective January 1, 2006, Delek entered into a management and consulting agreement with Delek Group, pursuant to which key management personnel of Delek Group provide management and consulting services to Delek, including matters relating to long-term planning, operational issues and financing strategies. The agreement has an initial term of one year and will continue thereafter until either party terminates the agreement upon 30 days' advance notice. As compensation, the agreement provides for payment to Delek Group of $125 thousand per calendar quarter payable within 90 days of the end of each quarter and reimbursement for reasonable out-of-pocket costs and expenses incurred.

As of May 1, 2005, Delek entered into a consulting agreement with Greenfeld-Energy Consulting, Ltd., (Greenfeld-Energy) a company owned and controlled by one of Delek's former directors, Zvi Greenfeld. Mr. Greenfeld did not stand for re-election at Delek's 2010 annual meeting of stockholders and, as a result, his tenure on the Board of Directors ended on May 4, 2010. Under the terms of the agreement, Mr. Greenfeld personally provides consulting services relating to the refining industry and Greenfeld-Energy receives monthly consideration and reimbursement of reasonable expenses. From May 2005 through August 2005, Delek paid Greenfeld-Energy approximately seven thousand dollars per month. Since September 2005, Delek has paid Greenfeld-Energy a monthly payment of approximately eight thousand dollars. In April 2006, Delek paid Greenfeld-Energy a bonus of $70 thousand for services rendered in 2005. Pursuant to the agreement, on May 3, 2006, we granted Mr. Greenfeld options to purchase 130,000 shares of our common stock at $16.00 per share, our initial public offering price, pursuant to our 2006 Long-Term Incentive Plan. These options vest ratably over five years. The agreement continues in effect until terminated by either party upon six months advance notice to the other party. On May 12, 2010, Delek provided notice to Greenfeld-Energy of termination of the agreement effective November 12, 2010. Because of this termination, all unvested options were immediately forfeited on November 12, 2010 and all vested and unexercised options will expire in May 2011.

19. Selected Quarterly Financial Data (Unaudited)

Quarterly financial information for the years ended December 31, 2010 and 2009 is summarized below. The quarterly financial information summarized below has been prepared by Delek's management and is unaudited (in millions, except per share data).

	For the Three Month Periods Ending			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Net sales	$892.9	$997.7	$875.5	$989.5
Operating (loss) income	$(13.4)	$ 32.4	$ (5.9)	$ (3.9)
Net (loss) income from continuing operations	$(14.1)	$ 15.0	$ (9.9)	$(70.9)
Basic (loss) earnings per share from continuing operations	$(0.26)	$ 0.28	$(0.18)	$(1.30)
Diluted (loss) earnings per share from continuing operations	$(0.26)	$ 0.28	$(0.18)	$(1.30)

	For the Three Month Periods Ending			
	March 31, 2009(1)(2) (Revised)	June 30, 2009(1)(2) (Revised)	September 30, 2009(2)	December 31, 2009
Net sales	$368.3	$613.3	$835.6	$849.5
Operating income (loss)	$ 2.7	$ 53.0	$ (1.6)	$ (22.7)
Net (loss) income from continuing operations	$ (1.4)	$ 29.6	$ (4.8)	$ (21.1)
Basic (loss) earnings per share from continuing operations	$ (0.03)	$ 0.55	$ (0.09)	$ (0.39)
Diluted (loss) earnings per share from continuing operations	$ (0.03)	$ 0.54	$ (0.09)	$ (0.39)

(1) These amounts have been revised due to a misapplication of guidance associated with accounting for lower of cost or market ("LCM") reserves when using the LIFO method of accounting for inventories. We recognized a reversal of a LCM reserve in the first quarter of 2009 in the amount of $4.8 million ($3.1 million, net of tax). The reversal should not have been recognized until the second quarter of 2009 when the Tyler refinery resumed operations and the related inventory was sold. This resulted in an overstatement of earnings in the first quarter and an understatement of earnings in the second quarter by the same amount. The 2009 annual results are not affected by this change.

(2) Having reclassified the nine Virginia stores back to normal operations, the results of operations as shown on a quarterly basis for all periods above have been restated to reflect the results of the nine Virginia stores as income from continuing operations.

20. Subsequent Events

Dividend Declaration

On February 8, 2011, Delek announced that its Board of Directors voted to declare a quarterly cash dividend of $0.0375 per share, payable on March 22, 2011, to shareholders of record on March 1, 2011.

SCHEDULE I

Delek US Holdings, Inc.
Parent Company Only

Condensed Balance Sheets

	December 31, 2010	December 31, 2009
	(In millions, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 23.0	$ 19.3
Accounts receivable from subsidiaries	6.2	—
Interest receivable from subsidiaries	9.1	18.9
Income tax receivable	1.0	40.0
Other current assets	1.1	0.6
Total current assets	40.4	78.8
Property, plant and equipment:		
Property, plant and equipment	2.2	2.1
Less: accumulated depreciation	(0.3)	(0.2)
Property, plant and equipment, net	1.9	1.9
Notes receivable from related parties	25.9	113.0
Minority investment	71.6	131.6
Investment in subsidiaries	394.5	348.8
Deferred tax asset	3.5	3.4
Other non-current assets	0.3	0.2
Total assets	$538.1	$677.7
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ —	$ 0.5
Accounts payable to subsidiaries	—	30.5
Note payable to related party	—	65.0
Current portion of long-term debt and capital lease obligations	6.0	8.0
Accrued expenses and other current liabilities	0.6	0.5
Total current liabilities	6.6	104.5
Non-current liabilities:		
Long-term debt and capital lease obligations, net of current portion	44.0	42.0
Note payable to related party	44.0	—
Other non-current liabilities	0.2	0.2
Total non-current liabilities	88.2	42.2
Shareholders' equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 110,000,000 shares authorized, 54,403,208 and 53,700,570 shares issued and outstanding at December 31, 2010 and 2009, respectively	0.5	0.5
Additional paid-in capital	287.5	281.8
Retained earnings	155.3	248.7
Total shareholders' equity	443.3	531.0
Total liabilities and shareholders' equity	$538.1	$677.7

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-8 of this Form 10-K are an integral part of these condensed financial statements.

SCHEDULE I — (Continued)

Delek US Holdings, Inc.
Parent Company Only

Condensed Statements of Operations

	Year Ended December 31,		
	2010	2009	2008
	(In millions, except shares and per share data)		
Net sales	$ —	$ —	$ —
Operating costs and expenses:			
Cost of goods sold	—	(0.5)	(7.8)
General and administrative expenses	11.4	12.3	8.9
Depreciation and amortization	0.1	0.1	0.1
Total operating costs and expenses	11.5	11.9	1.2
Operating loss	(11.5)	(11.9)	(1.2)
Interest expense	2.7	3.1	6.4
Interest income	—	(0.1)	(1.2)
Net interest income from related parties	(2.5)	(6.4)	(5.6)
Loss (earnings) from investment in subsidiaries(1)	8.8	(7.9)	(30.2)
Loss from minority investment	—	—	7.9
Impairment of minority investment	60.0	—	—
Other expenses, net	—	0.5	—
Total non-operating expense (income)	69.0	(10.8)	(22.7)
(Loss) income before income tax expense	(80.5)	(1.1)	21.5
Income tax benefit	(0.6)	(3.4)	(3.4)
Net (loss) income	$(79.9)	$ 2.3	$ 24.9

(1) The earnings from investment in subsidiaries for the year ended December 31, 2009 includes a gain on extinguishment of debt of $1.6 million that was recognized in consolidation for the year ended December 31, 2008. The debt was extinguished by the consolidated entity in 2008; however, on a separate company basis, the extinguishment was not recognized by our subsidiary until 2009.

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-8 of this Form 10-K are an integral part of these condensed financial statements.

SCHEDULE I — (Continued)

Delek US Holdings, Inc.
Parent Company Only

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2010	2009	2008
	(In millions)		
Cash flows from operating activities:			
Net (loss) income	$(79.9)	$ 2.3	$ 24.9
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	0.1	0.1	0.1
Amortization of deferred financing costs	0.3	0.5	0.8
Deferred income taxes	(0.1)	(1.7)	(1.3)
Loss from equity method investment	—	—	7.9
Impairment of equity method investment	60.0	—	—
Stock-based compensation expense	0.2	0.2	0.4
Loss (income) from subsidiaries	8.8	(7.9)	(30.2)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable, net	—	0.4	(0.4)
Inventories and other current assets	38.5	(33.4)	16.4
Receivables and payables from subsidiaries	(26.9)	22.8	(20.7)
Accounts payable and other current liabilities	(0.4)	0.4	(0.2)
Non-current assets and liabilities, net	(0.1)	6.6	(6.4)
Net cash provided by (used in) operating activities	0.5	(9.7)	(8.7)
Cash flows from investing activities:			
Purchases of short-term investments	—	—	(11.3)
Sales of short-term investments	—	—	28.0
Purchase of property, plant and equipment	(0.1)	(0.1)	—
Investment in subsidiaries	(68.3)	(15.2)	(12.0)
Dividends from subsidiaries	16.7	3.0	21.5
Net repayments (proceeds) of notes receivable from subsidiaries	87.1	35.2	(71.2)
Net cash provided by (used in) investing activities	35.4	22.9	(45.0)
Cash flows from financing activities:			
Proceeds from revolver	36.0	68.5	11.0
Repayments on revolver	(36.0)	(75.0)	(4.5)
Proceeds from note payable to related party	—	65.0	—
Repayment on note payable to subsidiary	(21.0)	(17.3)	(6.5)
Proceeds from other debt instruments	50.0	—	20.0
Repayments on other debt instruments	(50.0)	(27.7)	(20.0)
Taxes paid in connection with settlement of share purchase rights	(2.5)	—	—
Dividends paid	(8.4)	(8.1)	(8.0)
Deferred financing costs paid	(0.3)	(0.2)	(0.6)
Net cash (used in) provided by financing activities	(32.2)	5.2	(8.6)
Net increase (decrease) in cash and cash equivalents	3.7	18.4	(62.3)
Cash and cash equivalents at the beginning of the period	19.3	0.9	63.2
Cash and cash equivalents at the end of the period	$ 23.0	$ 19.3	$ 0.9
Non-cash investing activity:			
Forgiveness of note receivable from related party	$ 67.8	$ —	$ —

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-8 of this Form 10-K are an integral part of these condensed financial statements.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.1*	Employment Agreement dated as of May 1, 2009 by and between Delek US Holdings, Inc. and Ezra Uzi Yemin (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 6, 2009)
10.2*	Termination dated May 12, 2010 of Amended and Restated Consulting Agreement with Greenfeld-Energy Consulting, Ltd. dated April 11, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 6, 2010)
10.3*	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.4	Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.5+	Resignation, Waiver, Consent and Appointment Agreement dated September 1, 2009 by and between Fifth Third Bank, N.A., Lehman Commercial Paper, Inc. and MAPCO Express, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 6, 2009)
10.5(a)+	Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 10.5(k) to the Company's Form 10-K filed on March 12, 2010)
10.5(b)+	First Amendment dated December 23, 2010 to Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on December 29, 2010)
10.6	Credit Agreement dated February 23, 2010 by and between Delek Refining, Ltd. As borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on February 25, 2010)
10.7++	Pipeline Capacity Lease Agreement, dated April 12, 1999, between La Gloria Oil and Gas Company and Scurlock Permian, LLC (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(a)++	One-Year Renewal of Pipeline Capacity Lease Agreement, dated December 21, 2004, between Plains Marketing, L.P., as successor to Scurlock Permian LLC, and La Gloria Oil and Gas Company (incorporated by reference to Exhibit 10.11(a) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(b)++	Assignment of the Pipeline Capacity Lease Agreement, as amended and renewed on December 21, 2004, by La Gloria Oil and Gas Company to Delek Refining, Ltd. (incorporated by reference to Exhibit 10.11(b) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(c)++	Amendment to One-Year Renewal of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(c) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.7(d)	Extension of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(d) to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)

Exhibit No.	Description
10.7(e)++	Modification and Extension of Pipeline Capacity Lease Agreement, effective May 1, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.11(e) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.7(f)+	Modification and Extension of Pipeline Capacity Lease Agreement dated March 31, 2009 between Delek Crude Logistics, LLC and Plains Marketing L.P. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 11, 2009)
10.8*	Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (as amended through May 4, 2010) (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 7, 2010)
10.8(a)*	Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13(a) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.8(b)*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(b) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.8(c)*	Officer Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675)
10.8(d)*	Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on August 6, 2010)
10.8(e)*	Employee Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 6, 2010)
10.9	Management and Consulting Agreement, dated as of January 1, 2006, by and between Delek Group Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1, filed on February 8, 2006, SEC File No. 333-131675)
10.10	Replacement Promissory Note I in the principal amount of $20,000,000 dated October 5, 2010 by and between Delek Finance, Inc. and Israel Discount Bank of New York (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 5, 2010)
10.10(a)	Replacement Promissory Note II in the principal amount of $30,000,000 dated October 5, 2010 by and between Delek Finance, Inc. and Israel Discount Bank of New York (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on November 5, 2010)
10.11	Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.16(c) to the Company's Form 10-K filed on March 3, 2008)
10.11(a)	First Amendment dated October 17, 2008 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.13(d) to the Company's Form 10-K filed on March 9, 2009)
10.11(b)	Second Amendment dated March 31, 2009 to Amended and Restated Credit Agreement dated December 19, 2007 by and between Delek Marketing & Supply, LP and various financial institutions from time to time party to the agreement, as Lenders, and Fifth Third Bank, as Administrative Agent and L/C issuer (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 11, 2009)
10.12	Promissory Note in the principal amount of $50,000,000 dated November 2, 2010 by and between Delek US Holdings, Inc., and Bank Leumi USA as lender (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed on November 5, 2010)
10.12(a)	Letter agreement dated June 23, 2009 between Delek US Holdings, Inc. and Bank Leumi USA (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 7, 2009)
10.13	Term Promissory Note dated September 29, 2009 in the principal amount of $65,000,000 between Delek US Holdings, Inc. and Delek Petroleum, Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on November 6, 2009)

Exhibit No.	Description
10.13(a)	Amended and Restated Term Promissory Note dated September 28, 2010 in the principal amount of $44,000,000 between Delek US Holdings, Inc. and Delek Petroleum, Ltd. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 5, 2010)
10.14*	Employment Agreement dated May 1, 2009 by and between Delek US Holdings, Inc. and Assaf Ginzburg (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 7, 2009)
10.15*	Employment Agreement dated May 1, 2009 by and between Delek US Holdings, Inc. and Frederec Green (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 7, 2009)
10.16*	Employment Agreement dated June 10, 2009 by and between MAPCO Express, Inc. and Igal Zamir (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 7, 2009)
10.16(a)*	Special Bonus Acknowledgement dated August 9, 2010 between Igal Zamir and MAPCO Express, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 5, 2010)
10.17*	Employment Agreement dated August 25, 2009 by and between Delek US Holdings, Inc. and Mark B. Cox (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 6, 2009)
10.17(a)*	Special Bonus Acknowledgement dated May 4, 2010 between Mark B. Cox and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 6, 2010)
10.18*	Letter agreement between Edward Morgan and Delek US Holdings, Inc. dated April 17, 2009 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 11, 2009)
10.19*	Letter agreement between Lynwood E. Gregory, III and Delek US Holdings, Inc. dated February 24, 2011 (incorporated by reference to Exhibit 99.3 to the Company's Form 8-K filed on February 25, 2010)
10.20+	Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed on March 3, 2008)
10.20(a)+	First Amendment dated August 18, 2010 to the Distribution Service Agreement dated December 28, 2007 by and between MAPCO Express, Inc. and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 5, 2010)
10.21*	Form of 409A Addendum (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 6, 2010)
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney
31.1	Certification of the Company's Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act
31.2	Certification of the Company's Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act
32.1	Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Management contract or compensatory plan or arrangement.

\+ Confidential treatment was requested and granted pursuant to Rule 24b-2 of the Securities Exchange Act, with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

++ Confidential treatment was requested and granted pursuant to Rule 406 of the Securities Act, and an extension of such confidential treatment was requested and granted pursuant to Rule 24b-2 of the Securities Exchange Act, with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delek US Holdings, Inc.

By: /s/ Mark Cox

Mark Cox
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 11, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by or on behalf of the following persons on behalf of the registrant and in the capacities indicated on March 11, 2011:

/s/ Ezra Uzi Yemin

Ezra Uzi Yemin
Director, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Gabriel Last*

Gabriel Last
Director

/s/ Asaf Bartfeld*

Asaf Bartfeld
Director

/s/ Carlos E. Jorda*

Carlos E. Jorda
Director

/s/ Aharon Kacherginski*

Aharon Kacherginski
Director

/s/ Sholmo Zhohar *

Sholmo Zhohar
Director

/s/ Philip L. Maslowe*

Philip L. Maslowe
Director

/s/ Charles H. Leonard*

Charles H. Leonard
Director

/s/ Mark Cox

Mark Cox
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

*By:/s/ Mark Cox

Mark Cox
Individually and as Attorney-in-Fact

Exhibit 21.1

Delek US Holdings, Inc.
Subsidiaries of the Registrant

Company Name:	State of Incorporation:
MAPCO Express, Inc.	DE
Gasoline Associated Services, Inc.	AL
Liberty Wholesale Co., Inc.	AL
Delek Refining, Inc.	DE
Delek U.S. Refining GP, LLC	TX
Delek Refining, Ltd.	TX
Delek Pipeline Texas, Inc.	TX
MPC Pipeline Acquisition, Inc.	TX
Delek Land Texas, Inc.	TX
MPC Land Acquisition, Inc.	TX
Delek Marketing & Supply, Inc.	DE
Delek Marketing & Supply, LP	DE
Delek Marketing GP, LLC	DE
Delek Crude Logistics, LLC	TX
Delek Finance, Inc.	DE
MAPCO Fleet, Inc.	DE

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements and related prospectuses:

(1) Registration Statement (Form S-3 No. 333-171598) pertaining to the Shelf Registration Statement of Delek US Holdings, Inc.,

(2) Registration Statement (Form S-8 No. 333-167052) pertaining to the 2006 Long-Term Incentive Plan of Delek US Holdings, Inc.,

(3) Registration Statement (Form S-8 No. 333-134495) pertaining to the 2006 Long-Term Incentive Plan and the Executive Employment Agreement Share Purchase Rights of Delek US Holdings, Inc.,

of our reports dated March 11, 2011, with respect to the consolidated financial statements and schedule of Delek US Holdings, Inc., and the effectiveness of internal control over financial reporting of Delek US Holdings, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2010.

Nashville, Tennessee
March 11, 2011

EXHIBIT 24.1

POWER OF ATTORNEY

Know all men by these presents, that the undersigned directors of Delek US Holdings, Inc., a Delaware corporation, do and each of them does, hereby constitute and appoint EZRA UZI YEMIN and MARK COX, his or her true and lawful attorneys-in-fact and agents, and each of them with full power to act without the others, for him or her and in his or her name, place and stead, to sign the Delek US Holdings, Inc. Form 10-K for the year ended December 31, 2010 and any and all future amendments thereto; and to file said Form 10-K and any such amendments with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

This power of attorney may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

In witness whereof, the undersigned have hereunto set their hands and seals as of the date set forth below.

/s/ Ezra Uzi Yemin
Ezra Uzi Yemin
Date: March 8, 2011

/s/ Gabriel Last
Gabriel Last
Date: March 8, 2011

/s/ Asaf Bartfeld
Asaf Bartfeld
Date: March 8, 2011

/s/ Aharon Kacherginski
Aharon Kacherginski
Date: March 8, 2011

/s/ Sholmo Zhohar
Sholmo Zhohar
Date: March 8, 2011

/s/ Philip L. Maslowe
Philip L. Maslowe
Date: March 8, 2011

/s/ Charles H. Leonard
Charles H. Leonard
Date: March 8, 2011

/s/ Carlos E. Jordá
Carlos E. Jordá
Date: March 8, 2011

Exhibit 31.1

Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, As adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Ezra Uzi Yemin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Delek US Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Ezra Uzi Yemin

Ezra Uzi Yemin,
Chief Executive Officer and President

Dated: March 11, 2011

Exhibit 31.2

Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, As adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark Cox, certify that:

1. I have reviewed this Annual Report on Form 10-K of Delek US Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Mark Cox

Mark Cox,
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Dated: March 11, 2011

Exhibit 32.1

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Delek US Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ezra Uzi Yemin, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ EZRA UZI YEMIN

Ezra Uzi Yemin,
Chief Executive Officer and President

Dated: March 11, 2011

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Delek US Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark Cox, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Mark Cox

Mark Cox,
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Dated: March 11, 2011

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE AND SHAREHOLDER INFORMATION

Board Of Directors

EZRA UZI YEMIN
GABRIEL LAST
ASAF BARTFELD
SHLOMO ZOHAR
CARLOS E. JORDÁ
CHARLES H. LEONARD
PHILIP L. MASLOWE
AHARON KACHERGINSKI

Management

EZRA UZI YEMIN
President & Chief Executive Officer,
Delek US Holdings

MARK COX
Executive Vice President &
Chief Financial Officer,
Delek US Holdings

FREDEREC GREEN
President & Chief Operating Officer,
Delek Refining,
Executive Vice President,
Delek US Holdings

ASSI GINZBURG
Executive Vice President,
Delek US Holdings

IGAL ZAMIR
President, MAPCO Express

PETE DAILY
Chief Operating Officer,
Delek Marketing & Supply

GREG INTEMANN
Vice President & Treasurer,
Delek US Holdings

MICHAEL NORMAN
Vice President of Regulatory &
Environmental Affairs,
Delek Refining

JOANE WALKER
Vice President &
Chief Accounting Officer,
Delek US Holdings

KENT THOMAS
General Counsel & Secretary,
Delek US Holdings

ANDREW SCHWARCZ
Vice President of Securities &
Corporate Transactions,
Delek US Holdings

JAKE FRANK
Vice President of Operations,
MAPCO Express

BILL REILLY
Vice President &
Chief Marketing Officer,
MAPCO Express

TONY MILLER
Vice President of Sales &
Merchandising,
MAPCO Express

DANNY NORRIS
Vice President of Finance,
MAPCO Express

Other Information

HEADQUARTERS
Delek US Holdings, Inc
7102 Commerce Way
Brentwood, TN 37027

STOCK EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol: DK

ANNUAL MEETING
May 3, 2011, 2:00 PM Central Time
Franklin Marriott Cool Springs
700 Cool Springs Blvd.
Franklin, TN 37067

AUDITORS
Ernst & Young, LLP
Nashville, TN

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

FORM 10-K
The Company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request and may be obtained by contacting the Company's investor relations department.

INVESTOR RELATIONS CONTACT
Noel R. Ryan III
Director, Investor Relations &
Corporate Communications
Direct: 615-435-1356
Email: noel.ryan@delekus.com

DK
LISTED
NYSE

SAFE HARBOR PROVISIONS REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning our current estimates, expectations and projections about our future results, performance, prospects and opportunities and other statements, concerns, or matters that are not historical facts are "forward-looking statements," as that term is defined under the federal securities laws. Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: our competitive position and the effects of competition; the projected growth of the industry in which we operate; changes in the scope, costs, and/or timing of capital projects; losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and transactional risks in acquisitions; general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States; risks and uncertainties with respect to the quantities and costs of crude oil, the costs to acquire feedstocks and the price of the refined petroleum products we ultimately sell; potential conflicts of interest between our majority stockholder and other stockholders; and other risks contained in our filings with the Securities and Exchange Commission. Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at, or by which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Delek US undertakes no obligation to update or revise any such forward-looking statements.

DESIGN BY DIX & EATON


Delek
US

DELEK US HOLDINGS, INC.
7102 Commerce Way
Brentwood, TN 37027
www.delekus.com